Exhibit 99.1

GRANITE REAL ESTATE INVESTMENT TRUST

and

GRANITE REIT INC.

JOINT NOTICE OF ANNUAL GENERAL AND SPECIAL MEETINGS OF

HOLDERS OF STAPLED UNITS

(CONSISTING OF TRUST UNITS OF GRANITE REAL ESTATE INVESTMENT TRUST

AND COMMON SHARES OF GRANITE REIT INC.)

TO BE HELD ON THURSDAY, JUNE 9, 2022

and

MANAGEMENT INFORMATION CIRCULAR / PROXY STATEMENT

April 13, 2022

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April 13, 2022

Dear Granite Unitholders:

On behalf of our trustees, directors and management, we are pleased to invite you to the joint annual general and special meetings of holders of stapled units (“Stapled Units”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP” and, together with Granite REIT, “Granite”). The joint annual general and special meetings will consist of the annual general and special meeting of unitholders of Granite REIT and the annual general and special meeting of shareholders of Granite GP (collectively, the “Meetings”), to be held concurrently at 10:00 a.m. (Toronto time) on Thursday, June 9, 2022. The Meetings have been called to provide unitholders and shareholders with the opportunity to vote on those matters described in the accompanying joint notice of annual general and special meetings and management information circular / proxy statement.

The accompanying joint notice of annual general and special meetings and management information circular / proxy statement include detailed instructions on how to attend and vote at the Meetings.

Despite the ongoing challenges associated with the COVID-19 pandemic and various continuing government restrictions, 2021 was another active and successful year for Granite, underpinned by strong net asset value growth and execution of our Strategic Plan and environmental, social and governance (“ESG”) objectives for the year.

In accordance with our strategic objectives for 2021, Granite invested over $1.0 billion in the acquisition and development of modern distribution and e-commerce assets in our target markets, while continuing to maintain a conservative balance sheet with approximately $1.2 billion of available liquidity(1) (including approximately $0.2 billion of cash and cash equivalents) as at March 31, 2022. Granite also recorded approximately $1.3 billion in net fair value gains, supported by solid increases in same-property net operating income and market rent.

From a capital markets perspective, Granite delivered strong total return performance relative to both the S&P/TSX Composite Index and the S&P/TSX Capped REIT Index, providing a total return for Unitholders of approximately 40.1%. Granite also announced that its annual distribution for 2021 has been increased by 3.3%, to $3.10 per Stapled Unit, its tenth consecutive annual increase.

ESG continued to be a major focus for Granite in 2021. Firstly, Granite published its inaugural Corporate ESG+R report in August, which outlined our key objectives and activities for 2020. We also issued our second $500 million green bond in 2021, within fifteen months of our inaugural one, and to date have already committed approximately $574 million to eligible green projects, such as energy-saving measures and the acquisition and construction of certified green buildings.

Thus far in 2022, risks associated with covid-related restrictions, inflation and geopolitical instability remain elevated. However, the outlook for the business remains positive, driven by the strength of Granite’s portfolio, balance sheet and market fundamentals for the industrial real estate sector.

Granite is committed to ensuring its governance practices are aligned with best practices. In connection with its ongoing assessment of the continuing development of governance best practices Granite has determined that it is appropriate at this time to seek Unitholder approval to amend the Granite REIT Declaration of Trust and the articles of Granite GP. The amendments are intended to provide Unitholders with additional investor protections that are available only under corporate law and to more closely align the articles of Granite GP with the Granite REIT Declaration of Trust. The changes to the articles of Granite GP are intended to provide the Boards with the limited authority to consolidate or subdivide the shares of Granite GP, which is consistent with the authority already

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afforded to the Trustees in the Granite REIT Declaration of Trust, and will provide the Boards with the ability to promptly react to market conditions. Granite is not seeking blanket authority to further alter the capital structure of Granite GP, as any additional changes will continue to require the consent of Unitholders. We believe the changes being put forth for approval at this year’s Meetings will provide Unitholders with fundamental rights consistent with those afforded to shareholders under corporate statutes and provide enhanced investor protections to Unitholders.

In closing, we hope you can attend the Meetings, but in any case, your vote is important and your units and shares should be represented at the Meetings. If you are unable to attend, please complete, date and sign the form of proxy sent to you by mail, and return it in accordance with the instructions set out in the form of proxy. Even if you plan to attend the Meetings, you may find it convenient to express your views in advance by completing and returning the form of proxy.

We look forward to seeing you at the Meetings on June 9, 2022.

Yours truly, Kelly Marshall	Kevan Gorrie

Chairman Granite Real Estate Investment Trust and Granite REIT Inc.	President and Chief Executive Officer Granite Real Estate Investment Trust and Granite REIT Inc.

Note:

(1)

Available liquidity is not a standardized measure defined by International Financial Reporting Standards and may not be comparable with similar measures presented by other issuers. For a description of available liquidity and a reconciliation to cash and cash equivalents, see “Non-IFRS Performance Measures” and “Liquidity and Capital Resources – Liquidity” in management’s discussion and analysis of results of operations and financial position of Granite for the financial year ended December 31, 2021 under Granite REIT’s profile on SEDAR at www.sedar.com, which description and reconciliation is incorporated herein by reference.

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JOINT NOTICE OF ANNUAL GENERAL AND SPECIAL MEETINGS OF HOLDERS OF STAPLED UNITS

JOINT NOTICE is hereby given that the Annual General and Special Meetings of holders of stapled units (collectively, the “Meetings”), being the annual general and special meeting of unitholders of Granite Real Estate Investment Trust (“Granite REIT”) and the annual general and special meeting of shareholders of Granite REIT Inc. (“Granite GP” and, together with Granite REIT, “Granite”), will be held concurrently at 10:00 a.m. (Toronto time), on Thursday, June 9, 2022 for the following purposes:

(a)

to receive and consider the annual report of Granite, including the audited combined financial statements of Granite for the financial year ended December 31, 2021 and the auditor’s report on those statements;

(b)	to elect the trustees of Granite REIT for the ensuing year;

(c)	to elect the directors of Granite GP for the ensuing year;

(d)	to re-appoint Deloitte LLP the auditor of Granite REIT for the ensuing year, based on the recommendation of the Audit Committee and the board of trustees of Granite REIT;

(e)

to re-appoint Deloitte LLP the auditor of Granite GP for the ensuing year, based on the recommendation of the Audit Committee and the board of directors of Granite GP, and authorize the directors to fix the auditor’s remuneration;

(f)	to consider, and if thought advisable, to pass a non-binding advisory resolution on Granite’s approach to executive compensation;

(g)

to consider, and if thought advisable, to pass an ordinary resolution approving certain amendments to the Amended and Restated Declaration of Trust of Granite REIT dated December 20, 2017 (the “Declaration of Trust”) as reflected in the blackline attached at Appendix C, all as more particularly set forth in the attached Management Information Circular / Proxy Statement (the “Circular”);

(h)

to consider, and if thought advisable, to pass a special resolution approving an amendment to the Declaration of Trust as reflected in the blackline attached as Appendix C, all as more particularly set forth in the attached Circular;

(i)

to consider, and if thought advisable, to pass a specific resolution approving certain amendments to the articles of Granite GP (the “Articles”), as reflected in the extracts attached at Appendix D, all as more particularly set forth in the attached Circular;

(j)

to consider, and if thought advisable, to pass an ordinary resolution approving the non-employee directors’ deferred share unit plan of Granite GP (as amended), attached as Appendix E to the Circular; and

(k)	to transact such further or other business or matters as may properly come before the Meetings or any adjournment(s) or postponement(s) thereof.

For disclosure related to each of these matters, please refer to “Matters to be Acted Upon at the Meetings” in this Circular. Only shareholders and unitholders of record at the close of business on April 13, 2022 (the “Record Date”), being the record date for the Meetings, will be entitled to receive notice of, to attend and to vote at the Meetings or any adjournment(s) or postponement(s) thereof.

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Notice-and-Access

In an effort to reduce the environmental impact and cost associated with providing printed materials, Granite is using the “notice-and-access” procedures adopted by the Canadian Securities Administrators (the “Notice-and-Access Procedures”) for distribution of the Circular to both registered shareholders and unitholders and non-registered shareholders and unitholders holding stapled units beneficially through an intermediary (“Non-Registered Holders”). The Notice-and-Access Procedures allow reporting issuers to post electronic versions of proxy related materials, such as this Circular (collectively, the “Meeting Materials”) online, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials. Electronic copies of the Meeting Materials and the annual report of Granite, including the audited combined financial statements (the “Financial Statements”) and management’s discussion and analysis of results of operation and financial position of Granite for the financial year ended December 31, 2021 (the “MD&A”), may be found on Granite’s SEDAR profile at www.sedar.com and also on Granite’s website at https://granitereit.com/investors/unitholder-shareholder-meetings/.

Shareholders and unitholders as of the Record Date will not receive a paper copy of the Meeting Materials in connection with the Meetings under the Notice-and-Access Procedures but will receive paper copies of the accompanying form of proxy or voting instruction form. Shareholders and unitholders may obtain paper copies of the Meeting Materials free of charge by contacting Granite’s registrar and transfer agent, Computershare Investor Services Inc., at 1-866-962-0498 (toll free North America) or 514-982-8716 (outside North America). For more information about the Notice-and-Access Procedures, please contact Computershare Investor Services Inc. toll free at 1-866-964-0492 or at www.computershare.com/noticeandaccess. In order to receive paper copies of the Meeting Materials in advance of the deadline for submission of proxies and the date of the Meeting, your request must be received by May 26, 2022. Printed copies of this Circular will also be available for inspection by shareholders and unitholders at Granite GP’s records office located at Three Bentall Centre, Suite 2600, 595 Burrard Street, Vancouver, British Columbia during statutory business hours on any business day between the date hereof and the date of the Meetings.

Voting by Proxy, Telephone or Online

Shareholders and unitholders are reminded to review the Meeting Materials before voting. Although the Meeting Materials are posted electronically, the “joint notice package” also includes a form of proxy or voting instruction form. Registered shareholders and unitholders should complete, date and sign the proxy and return it in the enclosed envelope provided for that purpose in accordance with the instructions for completion and delivery contained in the form of proxy. To be effective, proxies must be received by 10:00 a.m. (Toronto time) on June 7, 2022, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the Meetings, if adjourned, are reconvened, or, if the Meetings are postponed, are convened. The Chair of the Meetings may waive or extend the proxy cut-off without notice. Proxies must be returned to the President and Chief Executive Officer of Granite REIT and Granite GP c/o the Proxy Department of Computershare Investor Services Inc., Granite’s registrar and transfer agent, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1. Shareholders and unitholders may also elect to vote by use of the telephone or via the internet in accordance with the instructions on the applicable form of proxy.

Non-Registered Holders wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited their duly completed voting instruction form in accordance with the directions provided on the voting instruction form.

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Live Webcast

A live webcast of the Meeting will be available through Granite’s website at https://granitereit.com/investors/unitholder-shareholder-meetings/. Unitholders may listen to the live webcast and will have the ability to ask questions but will not have the ability to vote virtually.

Other Matters

Granite is not aware of any items of business to be brought before the Meetings other than those described in this Circular.

BY ORDER OF THE BOARD OF TRUSTEES OF GRANITE REAL ESTATE INVESTMENT TRUST	BY ORDER OF THE BOARD OF DIRECTORS OF GRANITE REIT INC.

KEVAN GORRIE President and Chief Executive Officer Granite Real Estate Investment Trust	KEVAN GORRIE President and Chief Executive Officer Granite REIT Inc.

April 13, 2022

Toronto, Ontario

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MANAGEMENT INFORMATION CIRCULAR / PROXY STATEMENT

The Meeting Materials

This joint Management Information Circular / Proxy Statement dated April 13, 2022 (this “Circular”), the accompanying Joint Notice of Annual General and Special Meetings (the “Notice”), the accompanying form of proxy and all attachments thereto (collectively, the “Meeting Materials”) are furnished to holders (“Unitholders”) of stapled units (“Stapled Units”) (each consisting of one trust unit (a “REIT Unit”) of Granite Real Estate Investment Trust (“Granite REIT”) and one common share (a “GP Share”) of Granite REIT Inc. (“Granite GP”)) in connection with the solicitation by and on behalf of the management of Granite REIT and Granite GP (“Management”) of proxies to be used at the Annual General and Special Meetings of Unitholders (the “Meetings”) to be held at Vantage Venues, 150 King Street West, 27th Floor, Main Dining Room, Toronto, Ontario, Canada, on Thursday, June 9, 2022, commencing at 10:00 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice.

This Circular contains information about both Granite REIT and Granite GP in accordance with exemptions granted by Canadian securities regulatory authorities dated December 21, 2012. For periods prior to January 3, 2013, the date upon which Granite Real Estate Inc. (“Granite Co.”) converted from a corporate structure to a stapled unit real estate investment trust structure pursuant to the Business Corporations Act (Québec) (the “2013 Arrangement”), this Circular also contains information about Granite Co. Throughout this Circular, unless otherwise specified or the context otherwise indicates, “we”, “us”, “our” and “Granite” refer to the combined Granite REIT and Granite GP and their subsidiaries and investees and, for periods prior to implementation of the 2013 Arrangement, their predecessor Granite Co. and its predecessors and subsidiaries.

As provided in the Amended and Restated Declaration of Trust of Granite REIT dated December 20, 2017 (the “Granite REIT Declaration of Trust”) and the articles of Granite GP, each REIT Unit is “stapled” to a GP Share (and each GP Share is “stapled” to a REIT Unit) such that they trade together as Stapled Units (unless and until an “Event of Uncoupling”, as defined in the Granite REIT Declaration of Trust, occurs). References in this Circular to “Unitholders” refer to holders of Stapled Units including, as applicable and as the context may require, to such persons as holders of REIT Units and/or holders of GP Shares comprising Stapled Units.

The Meeting Materials are being provided to Unitholders of record as of the close of business on April 13, 2022. In an effort to reduce the environmental impact and cost associated with providing printed materials, Granite is using the “notice-and-access” procedures adopted by the Canadian Securities Administrators (the “Notice-and-Access Procedures”) for distribution of the Meeting Materials to both registered and non-registered (or beneficial) Unitholders.

The Notice-and-Access Procedures allow reporting issuers to post electronic versions of proxy related materials, such as the Meeting Materials online, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials. Electronic copies of the Meeting Materials and the annual report of Granite, including the Financial Statements and the MD&A, may be found on Granite’s SEDAR profile at www.sedar.com and also on Granite’s website at https://granitereit.com/investors/unitholder-shareholder-meetings/.

Unitholders as of the Record Date will not receive a paper copy of the Meeting Materials in connection with the Meetings under the Notice-and-Access Procedures but will receive paper copies of the accompanying form of proxy or voting instruction form. Unitholders may obtain paper copies of the Meeting Materials free of charge by contacting Granite’s registrar and transfer agent, Computershare Investor Services Inc., at 1-866-962-0498 (toll free within North America) or 514-982-8716 (outside North America). For more information about the Notice-and-Access Procedures, please contact Computershare Investor Services Inc. toll free at 1-866-964-0492 or at www.computershare.com/noticeandaccess. In order to receive paper copies of the Meeting Materials in advance of the deadline for submission of proxies and the date of the Meeting, your request must be received by May 26, 2022. Printed copies of this Circular will also be available for inspection by Unitholders at Granite GP’s records office located at Three Bentall Centre, Suite 2600, 595 Burrard Street, Vancouver, British Columbia during statutory business hours on any business day between the date hereof and the date of the Meetings.

Granite will bear all costs associated with the preparation and mailing of the Meeting Materials, as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and employees of Granite may also directly solicit proxies (but not for additional compensation) personally, by telephone, by facsimile or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward the Meeting Materials to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

All monetary amounts referred to in this Circular are presented in Canadian dollars, unless otherwise noted.

VOTING INFORMATION AND GENERAL PROXY MATTERS

Granite is not aware of any items of business to be brought before the Meetings other than those described in this Circular.

Registered Holders

The persons named as the appointed proxyholder in the accompanying form(s) of proxy are Management appointees and are officers of Granite. A Unitholder has the right to appoint a person (who need not be a Unitholder) to attend and act for and on such Unitholder’s behalf at the Meetings other than the Management appointees named in the accompanying form of proxy. This right may be exercised by inserting in the blank space the name of the person the Unitholder wishes to appoint as proxyholder, or by completing, signing and submitting another proper form of proxy naming such person as proxyholder.

Unitholders desiring to be represented at the Meetings by proxy must return their form of proxy at one of the following locations:

(a)

the offices of Computershare Investor Services Inc., the registrar and transfer agent of Granite, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department; or

(b)

the principal executive offices of Granite at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1, addressed to the President and Chief Executive Officer of Granite,

by 10:00 a.m. (Toronto time) on June 7, 2022 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned Meeting is reconvened or any postponed Meeting is convened. A revocation of proxy may also be deposited with the Chair of the Meetings on the day of the Meetings, or any adjournment(s) or postponement(s) thereof. If a Unitholder who has completed a proxy attends the Meetings in person, any votes cast by such Unitholder on a poll will be counted and the proxy will be disregarded.

Rather than returning the proxy by mail or hand delivery, registered Unitholders may also elect to vote by telephone or via the internet. Those registered Unitholders electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. Registered Unitholders electing to vote by telephone or via the internet must follow the instructions included in the form(s) of proxy received from Granite.

Non-Registered Holders

Only registered Unitholders and persons appointed as proxyholders are permitted to attend and vote at the Meetings. However, in many cases, Stapled Units beneficially owned by a Unitholder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary that the Non-Registered Holder deals with in respect of the Stapled Units, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

(b)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. and, in the United States, The Depository Trust Company) in which the intermediary is a participant.

The Meeting Materials are being sent to both registered and non-registered owners of Stapled Units. In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), Granite is delivering the Meeting Materials directly to depositories and other intermediaries for onward distribution to Non-Registered Holders. Typically, intermediaries will use a service company to forward the Meeting Materials to, and to obtain voting instructions from, beneficial owners.

If you are a Non-Registered Holder, you should follow the instructions received from the intermediary through which your Stapled Units are held. Generally, Non-Registered Holders will receive either:

(a)

a voting instruction form (a “VIF”), which must be completed and signed by the Non-Registered Holder in accordance with the directions set out on the VIF (which may, in some cases, allow for voting by telephone or internet); or

(b)

less typically, a proxy that has already been signed by the intermediary (usually by way of a facsimile, stamped signature), that is restricted as to the number of Stapled Units beneficially owned by the Non-Registered Holder, but that is otherwise not fully completed. In this case, the Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with Computershare Investor Services Inc., as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Stapled Units they beneficially own. Non-Registered Holders that wish to vote in person at the Meetings must insert their name in the space provided on the form of proxy or VIF and adhere to the signing and return instructions provided on the form. If you are a Non-Registered Holder, you should follow the instructions herein and on the document you receive and contact your intermediary promptly if you need assistance.

Revocation

A registered Unitholder may revoke a proxy that has already been deposited by:

(a)	completing and signing a proxy bearing a later date and depositing it with Granite or Computershare Investor Services Inc. as described under “ — Registered Holders” above;

(b)

depositing an instrument in writing executed by the Unitholder or by the Unitholder’s attorney authorized in writing at Granite’s registered office at any time up to and including the last business day preceding the day of the Meetings, or any adjournment(s) or postponement(s) of the Meetings, at which the proxy is to be used, or with the Chair of the Meetings on the day of the Meetings, or any adjournment(s) or postponement(s) thereof; or

(c)	in any other manner permitted by law.

A Non-Registered Holder who wishes to revoke his or her proxy or VIF must make appropriate arrangements with the intermediary through which his or her Stapled Units are held.

Signature of Proxy

A form of proxy must be executed by the Unitholder or his or her attorney authorized in writing, or if the Unitholder is a corporation, the form of proxy should be signed in its corporate name by an authorized officer. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Granite).

Voting of Proxies

The persons named in the accompanying form of proxy will vote the Stapled Units in respect of which they are appointed in accordance with the direction of the Unitholder appointing them. Where a choice for a matter is not specified, Stapled Units will be voted as the proxyholder sees fit. Unless contrary instructions are provided, Stapled Units represented by proxies received by Management will be voted as follows:

(a)	FOR the election of trustees of Granite REIT as set out in this Circular;

(b)	FOR the election of directors of Granite GP as set out in this Circular;

(c)	FOR the re-appointment of Deloitte LLP as the auditor of Granite REIT, based on the recommendation of the Audit Committee and the board of trustees of Granite REIT (the “Board of Trustees”);

(d)

FOR the re-appointment of Deloitte LLP as the auditor of Granite GP, based on the recommendation of the Audit Committee and the board of directors of Granite GP (the “Board of Directors”), and the authorization of the directors to fix the auditor’s remuneration;

(e)	FOR the non-binding advisory resolution on Granite’s approach to executive compensation;

(f)	FOR the ordinary resolution approving certain amendments to the Granite REIT Declaration of Trust;

(g)	FOR the special resolution approving an amendment to the Granite REIT Declaration of Trust;

(h)	FOR the special resolution approving certain amendments to the Articles; and

(i)	FOR the ordinary resolution approving the non-employee directors’ deferred share unit plan of Granite GP (as amended).

Exercise of Discretion of Proxy

The accompanying form(s) of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meetings or any adjournment(s) or postponement(s) thereof. As of the date of this Circular, Granite is not aware of any such amendments or variations or any other matters to be addressed at the Meetings.

Live Webcast

A live webcast of the Meeting will be available through Granite’s website at https://granitereit.com/investors/unitholder-shareholder-meetings/. Unitholders may listen to the live webcast and will have the ability to ask questions but will not have the ability to vote virtually.

Record Date

The Board of Trustees and the Board of Directors (together, the “Boards”) have each fixed the close of business on April 13, 2022 as the record date (the “Record Date”) for the Meetings. Only holders of record of REIT Units and GP Shares (forming Stapled Units) at the close of business on the Record Date are entitled to receive notice of and to vote at the Meetings.

VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

As at March 31, 2022, there were issued and outstanding 65,748,909 Stapled Units. Holders of REIT Units are entitled to cast one vote per REIT Unit held by them on each matter to be acted on by holders of REIT Units at the Meetings, and holders of GP Shares are entitled to cast one vote per GP Share held by them on each matter to be acted on by holders of GP Shares at the Meetings.

As at March 31, 2022, the trustees, directors and officers of Granite are not aware of any Unitholders that beneficially own, or exercise control or direction over, directly or indirectly, 10% or more of the issued and outstanding Stapled Units.

MATTERS TO BE ACTED UPON AT THE MEETINGS

Election of Trustees of Granite REIT

The Granite REIT Declaration of Trust provides for a number of trustees to be fixed by the trustees from time to time, subject to a minimum of three and a maximum of 15 trustees. The number of trustees is currently set at ten. The term of office of each currently-serving trustee expires at the time of the Meetings unless successors are not elected, in which case the trustees remain in office until their successors are elected or appointed in accordance with applicable law and the Granite REIT Declaration of Trust. Ten persons are being nominated for election as trustees at this time.

Management proposes to nominate, and the persons named by management in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote FOR the election as trustees of the ten persons whose names are set forth below (the “Proposed Trustees”).

Management does not contemplate that any of the Proposed Trustees will be unable to serve as a trustee. If, as a result of circumstances not now contemplated, any Proposed Trustee is unavailable to serve as a trustee, the proxy will be voted for the election of such other person or persons as Management may select. Each trustee elected will hold office until the conclusion of the next annual general meeting of unitholders of Granite REIT, or until his/her respective successor is elected or appointed in accordance with applicable law and the Granite REIT Declaration of Trust.

The Boards have adopted a majority voting policy (the “Majority Voting Policy”). Pursuant to the Majority Voting Policy, a nominee for election as a trustee of Granite REIT or a director of Granite GP shall immediately tender his or her resignation to the Boards if, in an uncontested election, such nominee receives a greater number of votes “withheld” from his or her election than votes “for” such election. The Majority Voting Policy provides that the Boards will consider a recommendation of the Compensation, Governance and Nominating Committee (the “CGN Committee”) of the Board of Directors with respect to such resignation and determine whether to accept or reject such resignation within 90 days following the applicable election. The CGN Committee shall recommend acceptance of the resignation, and the Boards shall accept the resignation, except in situations where exceptional circumstances would warrant the trustee or director continuing to serve on the applicable Board. Following the applicable Board’s decision on the resignation, the Board will promptly disclose, via press release, its decision whether to accept the resignation offer, and if the Board decides to reject the resignation, the press release will fully state the reasons for that decision.

The following tables set forth information with respect to each of the Proposed Trustees, including the number and value of securities of Granite REIT and Granite GP (i.e., Deferred Share Units (“DSUs”), Stapled Units, Restricted Stapled Units and Performance Stapled Units, as applicable) beneficially owned, directly or indirectly, or over which control or direction is exercised by each such Proposed Trustee as at March 31, 2022.

Peter Aghar

Residence: Ontario, Canada

Age: 54

Status: Independent

Joined Board: June 15, 2017

Areas of Expertise:

Real estate, capital markets, risk management, audit/accounting, legal, strategy, business leadership and corporate governance

2021 Annual Meeting:

Votes for:                  99.78%

Votes withheld:        0.22%

Mr. Aghar is the founder and President of Crux Capital Corporation (“Crux”), a boutique value-add real estate partner, developer and venture capital investor active across Canada. Since 2013, Crux and its partners have purchased, developed or have under development over five million square feet of commercial and residential property. Mr. Aghar has a successful 25-year track record as a value-add investor on an institutional scale, having led more than 100 real estate transactions totaling far in excess of $10 billion in value. Mr. Aghar’s transaction experience consists of investments in Canada, the United States and internationally, including equity investments, developments, joint ventures, structured and mezzanine debt, open and closed end private equity funds as well as the privatization and launch of several public entities. Mr. Aghar was formerly President and Chief Investment Officer of KingSett Capital and a Managing Director of Institutional Accounts at GE Capital Real Estate.

Mr. Aghar is a board member of a number of companies and investment funds as well a member of YPO.

Other Current Public Directorships					Since:
Pro Real Estate Investment Trust (TSX:PRV.UN)					June 9, 2015
Granite Securities Owned, Controlled or Directed, as at March 31, 2022
DSUs(1) (#)	Stapled Units(2) (#)	Total DSUs and Stapled Units (#)	Total Value(3) ($)	Multiple of Base Retainer	Ownership Requirement Met(4)
12,877	41,604	54,481	$5,250,879	38x	Yes
Current Board / Committee Membership				2021 Meeting Attendance	Attendance Total
Board				7/7
Investment Committee of Granite GP (Chair)				7/7	100%

Notes:

(1)

DSUs have been issued under the Directors DSU Plan (as defined herein) of Granite GP. See “Compensation Discussion and Analysis — Equity Compensation Plan Information — Description of Directors DSU Plan (as amended)” and “— Approval of Amended and Restated Non-Employee Directors’ DSU Plan (as amended)” for details.

(2)	Represents Stapled Units held by Mr. Aghar and Crux, over which Mr. Aghar exercises control or direction.

(3)

Value means the dollar value of the DSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the Toronto Stock Exchange (the “TSX”) on March 31, 2022, being $96.38.

(4)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of his or her annual Board retainer.

Remco Daal

Residence: British Columbia, Canada

Age: 56

Status: Independent

Joined Board: June 15, 2017

Areas of Expertise:

Real estate, risk management, audit/accounting, strategy, business leadership and compensation/human resources

2021 Annual Meeting:

Votes for:                 99.82%

Votes withheld:        0.18%

Mr. Daal has been President of Canadian Real Estate for QuadReal Property Group since its establishment in June 2016, responsible for the company’s domestic operations, including investment, lending, development, and the management operation of the Canadian property portfolio. QuadReal is a global real estate company owned by the British Columbia Investment Management Corporation (BCI), one of Canada’s largest institutional investors, and has managed assets valued at over $44 billion.

From 2000 to 2016, Mr. Daal worked at Bentall Kennedy Group, one of North America’s largest real estate investment advisors and Canada’s largest property manager, most recently as President and Chief Operating Officer, from 2009 to 2016. Prior to joining Bentall Kennedy, Mr. Daal held senior positions at CIBC Development Corporation and a private Toronto-based development company. Mr. Daal has over 30 years of experience in the real estate sector.

Mr. Daal holds a Bachelor of Commerce degree from Wilfrid Laurier University and a Master of Business Administration degree from European University. He currently serves on the board of REALPAC, Parkbridge Lifestyle Communities Inc. as well as the Faculty Advisory Board of UBC’s Sauder School of Business.

Other Current Public Directorships					Since:
None					n/a
Granite Securities Owned, Controlled or Directed, as at March 31, 2022
DSUs(1) (#)	Stapled Units (#)	Total DSUs and Stapled Units (#)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
11,196	23,000	34,196	$3,295,810	24x	Yes
Current Board / Committee Membership				2021 Meeting Attendance	Attendance Total
Board				7/7
Audit Committee of Granite REIT and Granite GP				4/4	100%

Notes:

(1)

DSUs have been issued under the Directors DSU Plan of Granite GP. See “Compensation Discussion and Analysis — Equity Compensation Plan Information — Description of Directors DSU Plan (as amended)” and “— Approval of Amended and Restated Non-Employee Directors’ DSU Plan (as amended)” for details.

(2)	Value means the dollar value of the DSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2022, being $96.38.

(3)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of his or her annual Board retainer.

Kevan Gorrie

Residence: Ontario, Canada

Age: 53

Status: Not Independent

Joined Board: August 1, 2018

Areas of Expertise:

Real estate, capital markets, risk management, strategy and business leadership

2021 Annual Meeting:

Votes for:               99.83%

Votes withheld:      0.173%

Mr. Gorrie joined Granite as its President and Chief Executive Officer on August 1, 2018 and was appointed a Trustee and Director of Granite effective August 1, 2018. With over 20 years of corporate real estate experience in Canada, the United States and Germany, Mr. Gorrie most recently served as the President and Chief Executive Officer of Pure Industrial Real Estate Trust (‘‘PIRET’’) where he successfully grew and led the business until its strategic sale to Blackstone Property Partners and Ivanhoe´ Cambridge in May, 2018.

Prior to joining PIRET, Mr. Gorrie led the industrial business for Oxford Properties Group, the real estate investment arm of a major Canadian pension fund, where he built a platform comprising 13 million square feet of income producing properties and development projects across major Canadian industrial markets, encompassing acquisition, asset management, leasing, operations and development.

Mr. Gorrie is a graduate of the civil engineering program at the University of Toronto. He currently serves on the board of REALPAC and is a member of the Institute of Corporate Directors (ICD.D).

Other Current Public Directorships									Since:
None									n/a
Granite Securities Owned, Controlled or Directed, as at March 31, 2022
Restricted Stapled Units(1) (#)	Performance Stapled Units(1) (#)	Stapled Units (#)	Total Restricted Stapled Units/ Performance Stapled Units and Stapled Units (#)	Total Value of Restricted Stapled Units(2) ($)	Total Value of Performance Stapled Units(2) ($)	Total Value of Stapled Units(2) ($)	Total Value(2) ($)	Multiple of Annual Base Salary	Ownership Requirement Met(3)
7,017	25,832	84,078	116,927	$676,298	$2,489,688	$8,103,438	$11,269,424	12x	Yes
Current Board / Committee Membership								2021 Meeting Attendance	Attendance Total
Board								7/7	100%

Notes:

(1)

Restricted stapled units and performance stapled units are issued under Granite’s Executive Deferred Stapled Unit Plan. See “Compensation Discussion and Analysis — Elements of Executive Compensation” for details.

(2)

Value means the dollar value of the restricted stapled units, performance stapled units and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2022, being $96.38.

(3)	Mr. Gorrie is subject to a unit-based ownership requirement described below under “Compensation Discussion and Analysis — President and CEO Stapled Unit Ownership Guidelines”.

Fern Grodner

Residence: Washington State, U.S.A.

Age: 68

Status: Independent

Joined Board: June 13, 2019

Areas of Expertise:

Real estate, strategy and

business leadership

2021 Annual Meeting:
Votes for:               99.82%

Votes withheld:      0.18%

With over 25 years of corporate real estate experience, Ms. Grodner most recently served as Senior Manager, Global Real Estate and Facilities for Amazon.com from 2014 through 2019. At Amazon.com, Ms. Grodner was responsible for large, complex real estate transactions in the Americas in which she oversaw transactions totaling in excess of US$4 billion. Her expertise also extends to strategic planning, design, and construction of corporate space.

Prior to joining Amazon, Ms. Grodner spent seven years with JDS Uniphase Corporation overseeing all real estate aspects of an international portfolio of office and manufacturing sites. From 2002 to 2007, Ms. Grodner served as Vice President, Corporate Real Estate, at Wachovia Corporation, responsible for the growth of Wachovia Securities locations in the Western United States. During the early 2000 tech boom, Ms. Grodner served as Director of Real Estate for Relera, Inc. with a focus on co-location data centers. Ms. Grodner began her career with Bank of America Corporation, Corporate Real Estate, where during her seven-year tenure she was responsible for site selection, transactions, design, and construction for the bank’s portfolio.

Ms. Grodner holds a Masters of Corporate Real Estate (MCR) and Senior Leader Corporate Real Estate (SLCR) designations from CoreNet Global, an international non-profit corporate real estate association for executives who manage the real estate assets of large corporations. She also served on the CoreNet Global Bay Area Chapter board for four years.

Ms. Grodner graduated from Indiana University with Honors with a degree in Psychology.

Other Current Public Directorships					Since:
None					n/a
Granite Securities Owned, Controlled or Directed, as at March 31, 2022
DSUs(1) (#)	Stapled Units (#)	Total DSUs and Stapled Units (#)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
4,393	—	4,393	$423,397	3x	Yes
Current Board / Committee Membership				2021 Meeting Attendance(4)	Attendance Total
Board				7/7
Investment Committee of Granite GP				7/7	100%

Notes:

(1)

DSUs have been issued under the Directors DSU Plan of Granite GP. See “Compensation Discussion and Analysis — Equity Compensation Plan Information — Description of Directors DSU Plan (as amended)” and “— Approval of Amended and Restated Non-Employee Directors’ DSU Plan (as amended)” for details.

(2)	Value means the dollar value of the DSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2022, being $96.38.

(3)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of his or her annual Board retainer.

Kelly Marshall

Residence: Ontario, Canada

Age: 56

Status: Independent

Joined Board: June 15, 2017

Areas of Expertise:

Real estate, capital markets, strategy, business leadership and corporate governance

2021 Annual Meeting:

Votes for:               99.37%

Votes withheld:      0.63%

Mr. Marshall acts as a financial advisor to institutional clients in Canada and the United States, assisting leadership teams with the sourcing and structuring of debt and equity capital. Mr. Marshall is currently an advisor for Onex Falcon, Caary Capital and Power Sustainable LIOS.

From November 2017 to September 2020, Mr. Marshall served as the Executive Vice President of Strategic Partnerships at Ontario Municipal Employee Retirement System (‘‘OMERS’’) where he led the growth of the pension fund’s strategic partnerships, including its relationships with third-party organizations, co-investors and other finance partners. Prior to OMERS, Mr. Marshall served as Managing Partner, Corporate Finance at Brookfield Asset Management Inc. (‘‘Brookfield Management’’) where he was responsible for the global corporate finance activities and oversaw all financings in each core region and business line. Throughout his 16 years with Brookfield Management, he completed in excess of US$100 billion in debt and equity transactions. Those transactions involved corporate and asset level issuances in North and South America, Europe, UK, Australia and India for all of Brookfield Management’s real estate, renewable power and infrastructure businesses.

Mr. Marshall has over 25 years of finance experience, which was initially developed working for Olympia and York Developments Ltd. at Canary Wharf. This was followed by periods of employment with Citibank, in its real estate asset management group, and then two prominent U.S.-based real estate finance investment companies, Fortress Investment Group and Lonestar Opportunity Fund.

Mr. Marshall graduated from Wilfrid Laurier University with an Honours degree in Business Administration.

Other Current Public Directorships					Since:
None					n/a
Granite Securities Owned, Controlled or Directed, as at March 31, 2022
DSUs(1) (#)	Stapled Units (#)	Total DSUs and Stapled Units (#)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
16,802	—	16,802	$1,619,377	7x	Yes
Current Board / Committee Membership				2021 Meeting Attendance	Attendance Total
Board (Chair)				7/7
CGN Committee of Granite GP (Chair)				6/6

Investment Committee of Granite GP				7/7	100%

Notes:

(1)

DSUs have been issued under the Directors DSU Plan of Granite GP. See “Compensation Discussion and Analysis — Equity Compensation Plan Information — Description of Directors DSU Plan (as amended)” and “— Approval of Amended and Restated Non-Employee Directors’ DSU Plan (as amended)” for details.

(2)	Value means the dollar value of the DSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2022, being $96.38.

(3)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of his or her annual Board retainer.

Al Mawani

Residence: Ontario, Canada

Age: 70

Status: Independent

Joined Board: June 15, 2017

Areas of Expertise:

Real estate, capital markets, risk management, audit/accounting, strategy, business leadership and corporate governance

2021 Annual Meeting:

Votes for:               99.81%

Votes withheld:      0.19%

Mr. Mawani is currently a Principal of Exponent Capital Partners Inc., a private equity investor and real estate advisory firm. Mr. Mawani has over 35 years of experience in the commercial real estate industry. His 15-year c-suite experience includes: 11 years as Executive Vice President & Chief Financial Officer of then TSX-listed Oxford Properties Group from 1989 to 2001, President & Chief Executive Officer of TSX-listed Calloway/ Smart Centres REIT from 2011 to 2013, and President & CEO of privately-owned Rodenbury Investments in 2015 and 2016. He was an executive at a private equity investment firm from 2002 to 2004.

Mr. Mawani has served on many TSX-listed boards since 2002 including serving as chair of audit committees and governance and compensation committees. Mr. Mawani has also been a director of Extendicare Inc. since December 2017 and a trustee of First Capital Real Estate Investment Trust (formerly First Capital Realty Inc.) since May 2018.

Mr. Mawani is a CPA and CA and has a Master of Business Administration from University of Toronto and a Masters in Law from Osgoode Hall.

Other Current Public Directorships					Since:
Extendicare Inc. (TSX:EXE) – Director and Chair of Investment Committee and member of Audit Committee					December 1, 2017
Extendicare Inc. (TSX:EXE) – Member of Human Resources Committee					January 2020
First Capital Real Estate Investment Trust (TSX:FCR.UN) –Trustee and Chair of Audit Committee					May 29, 2018
First Capital Real Estate Investment Trust (TSX:FCR.UN) – Member of Compensation Committee					January 2020
Granite Securities Owned, Controlled or Directed, as at March 31, 2022
DSUs(1) (#)	Stapled Units (#)	Total DSUs and Stapled Units (#)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
12,231	8,000	20,231	$1,949,864	14x	Yes
Current Board / Committee Membership				2021 Meeting Attendance	Attendance Total
Board				7/7
Audit Committee of Granite REIT and Granite GP				4/4	100%

Notes:

(1)

DSUs have been issued under the Directors DSU Plan of Granite GP. See “Compensation Discussion and Analysis — Equity Compensation Plan Information — Description of Directors DSU Plan (as amended)” and “— Approval of Amended and Restated Non-Employee Directors’ DSU Plan (as amended)” for details.

(2)	Value means the dollar value of the DSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2022, being $96.38.

(3)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of his or her annual Board retainer.

Gerald Miller

Residence: British Columbia, Canada

Age: 66

Status: Independent

Joined Board: June 30, 2011(1)

Areas of Expertise:

Risk management, audit/accounting, strategy, business leadership, compensation/human resources and corporate governance

2021 Annual Meeting:

Votes for:               99.75%

Votes withheld:      0.25%

Mr. Miller was Executive Vice President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd. (‘‘West Fraser’’) from January 2009 until his retirement in July 2011. Mr. Miller has been a director of West Fraser since April 2012. From February 2007 to December 2008, Mr. Miller’s principal occupation was Executive Vice President, Operations of West Fraser. Prior to that, since 1986, Mr. Miller held several other senior finance, administration and operations offices at West Fraser, including Vice-President, Corporate Controller; Vice-President, Administration; and Executive Vice-President, Pulp and Paper.

Mr. Miller is an experienced CPA, CA and has been a member of the Chartered Professional Accountants of British Columbia and the Chartered Professional Accountants of Canada for over 40 years. Prior to joining West Fraser in 1986, he was a Senior Audit and Tax Manager with one of the major Canadian Chartered Professional Accounting firms.

Mr. Miller holds a Bachelor of Commerce degree from the University of British Columbia.

Other Current Public Directorships					Since:
West Fraser Timber Co. Ltd. (TSX/NYSE:WFG) – Director and member of the Audit Committee and Health, Safety and Environment Committee					April 19, 2012(2)
Granite Securities Owned, Controlled or Directed, as at March 31, 2022
DSUs(3) (#)	Stapled Units (#)	Total DSUs and Stapled Units (#)	Total Value(4) ($)	Multiple of Base Retainer	Ownership Requirement Met(5)
23,988	4,500	28,488	$2,745,673	20x	Yes
Current Board / Committee Membership				2021 Meeting Attendance	Attendance Total
Board				7/7
Audit Committee of Granite REIT and Granite GP (Chair of each)				4/4	100%

Notes:

(1)	Refers to time served as a trustee of Granite REIT, a director of Granite GP and a director of their predecessor, Granite Co.

(2)	Mr. Miller is not standing for re-election as a director of West Fraser Timber Co. Ltd. at the company’s upcoming annual general meeting in April 2022.

(3)

DSUs were issued under the Non-Employee Director Share-Based Compensation Plan of Granite Co. (prior to the 2013 Arrangement) and have been issued under the Directors DSU Plan of Granite GP (after completion of the 2013 Arrangement). See “Compensation Discussion and Analysis — Equity Compensation Plan Information — Description of Directors DSU Plan (as amended)” and “— Approval of Amended and Restated Non-Employee Directors’ DSU Plan (as amended)” for details.

(4)	Value means the dollar value of the DSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2022, being $96.38.

(5)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of his or her annual Board retainer.

Sheila A. Murray

Residence: Ontario, Canada

Age: 66

Status: Independent

Joined Board: June 13, 2019

Areas of Expertise:

Capital markets, risk management, legal, strategy, business leadership, compensation/human resources and corporate governance

2021 Annual Meeting:

Votes for:               94.67%

Votes withheld:      5.33%

Ms. Murray is the former President of CI Financial Corp., a position she held from 2016-2019. Previously, she had been Executive Vice-President, General Counsel and Secretary since 2008, following a 25-year career at Blake, Cassels & Graydon LLP, where she practiced securities law with an emphasis on mergers and acquisitions, corporate finance and corporate reorganizations. Ms. Murray played a key role in directing the operations and setting corporate strategy for CI Financial Corp. and its operating companies, including CI Investments Inc. and Assante Wealth Management. Her role included leading CI’s mentoring program, which fosters the advancement of high-potential female employees.

Ms. Murray is past Chair of the Dean’s Council at Queen’s University Law School, and taught Securities Regulation at Queen’s University last year and has taught Securities Regulation and Corporate Finance at the University of Toronto’s Global Professional Master of Laws in Business Law Program for several years.

Ms. Murray is Chair of the Board of Directors of Teck Resources Limited, a director of CI Financial Corp. and a director of BCE and Bell Canada and has been a director of the SickKids Foundation, the Toronto Symphony Foundation and a director of a number of other private and public companies.

Ms. Murray received her Bachelor of Commerce and Bachelor of Laws degrees from Queen’s University.

Other Current Public Directorships					Since:
CI Financial Corp. (TSX:CIX)					June 18, 2018(1)
Teck Resources Limited (TSX/NYSE:TECK) – Director					April 25, 2018
Teck Resources Limited (TSX/NYSE:TECK) – Board Chair					September 4, 2019(2)
BCE Inc. (TSX/NYSE:BCE) – Director and member of the Management Resources and Compensation Committee and the Risk and Pension Fund Committee					May 2020
Granite Securities Owned, Controlled or Directed, as at March 31, 2022
DSUs(3) (#)	Stapled Units (#)	Total DSUs and Stapled Units (#)	Total Value(4) ($)	Multiple of Base Retainer	Ownership Requirement Met(5)
6,073	—	6,073	$585,316	4x	Yes
Current Board / Committee Membership				2021 Meeting Attendance	Attendance Total
Board				7/7

CGN Committee of Granite GP				6/6	100%

Notes:

(1)	Ms. Murray is not standing for re-election as a director of CI Financial Corp. at the company’s upcoming annual general meeting in June 2022.

(2)	Ms. Murray was appointed Acting Board Chair of Teck Resources Limited on September 4, 2019, and was appointed Board Chair effective February 7, 2020.

(3)

DSUs have been issued under the Directors DSU Plan of Granite GP. See “Compensation Discussion and Analysis — Equity Compensation Plan Information — Description of Directors DSU Plan (as amended)” and “— Approval of Amended and Restated Non-Employee Directors’ DSU Plan (as amended)” for details.

(4)	Value means the dollar value of the DSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2022, being $96.38.

(5)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of his or her annual Board retainer.

Emily Pang

Residence: Ontario, Canada

Age: 54

Status: Independent

Joined Board: August 4, 2021

Areas of Expertise:

Risk management, strategy, business leadership, audit/accounting, human resources and corporate governance

2021 Annual Meeting:

Votes for:               n/a

Votes withheld:      n/a

Ms. Pang is currently the Chief Operating Officer for the SickKids Foundation and also serves as the Corporate Secretary for its Board. Ms. Pang is a seasoned business executive with a diverse range of experience, including strategy, accounting and taxation, communications and investor relations, human resource matters, data integrity and reporting, as well as governance. She has held roles both in Canada and abroad in the banking, consulting and postal/logistics industries, driving and implementing transformational change in large organizations.

Ms. Pang is a CPA CA who earned a Bachelor of Commerce degree from Queen’s University. She is also a graduate of the joint Kellogg-Schulich MBA program and holds the ICD.D designation from the Institute of Corporate Directors.

Ms. Pang currently serves on the boards of two not-for-profit organizations: Ontario Nonprofit Network and Quantum Valley Ideas Laboratories.

Other Current Public Directorships					Since:
None					n/a
Granite Securities Owned, Controlled or Directed, as at March 31, 2022
DSUs(1) (#)	Stapled Units (#)	Total DSUs and Stapled Units (#)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
1,899	—	1,899	$183,026	1x	Not yet required
Current Board / Committee Membership				2021 Meeting Attendance(4)	Attendance Total
Board				2/2
Audit Committee of Granite REIT and Granite GP				1/1	100%

Notes:

(1)

DSUs have been issued under the Directors DSU Plan of Granite GP. See “Compensation Discussion and Analysis — Equity Compensation Plan Information — Description of Directors DSU Plan (as amended)” and “— Approval of Amended and Restated Non-Employee Directors’ DSU Plan (as amended)” for details.

(2)	Value means the dollar value of the DSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2022, being $96.38.

(3)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of his or her annual Board retainer. Ms. Pang was appointed as trustee of Granite REIT and director of Granite GP on August 4, 2021; accordingly, she will have until August 4, 2024 to meet the unit-based ownership guideline.

(4)	Ms. Pang joined the Boards of Granite REIT and Granite GP on August 4, 2021.

Jennifer Warren

Residence: New York, U.S.A.

Age: 57

Status: Independent

Joined Board: June 14, 2018

Areas of Expertise:

Real estate, risk management, legal, strategy, business leadership, compensation/human resources and corporate governance

2021 Annual Meeting:

Votes for:               99.81%

Votes withheld:      0.19%

Ms. Warren is Executive Vice President, Institutional Client Services at M&T Bank/ Wilmington Trust., a role she has held since January 2022. M &T Bank/Wilmington Trust is a leader in corporate trust services, delivering a wide range of solutions and services across major asset classes and financing structures in the US, UK and Europe. Until October 2021, Ms. Warren served as CEO Issuer Services, North America at Computershare, a global leader in diversified financial, corporate governance and stakeholder communication for public and private companies. Prior to this role, Ms. Warren was with Canadian Imperial Bank of Commerce (from 2006 to 2017), first as General Counsel (Canada) and finally as Managing Director and Head, U.S. Region and President and CEO of CIBC World Markets Corp.

Ms. Warren began her career as a business lawyer with Blake, Cassels & Graydon LLP and from there joined Rogers Communications Inc, where she worked for a decade in increasingly senior roles as a member of Rogers Cable management and the RCI deal team.

Ms. Warren has been a director of a number of U.S. and Canadian private companies. Today, she sits on the board of Rogers Bank, a subsidiary of Rogers Communications Inc. and the board of United Way of New York City. She is also an Entrepreneur Mentor at the Fintech Innovation Lab at the Partnership for New York City.

Ms. Warren received her Bachelor of Science and Bachelor of Laws from the University of Toronto.

Other Current Public Directorships					Since:
None					n/a
Granite Securities Owned, Controlled or Directed, as at March 31, 2022
DSUs(1) (#)	Stapled Units (#)	Total DSUs and Stapled Units (#)	Total Value(2) ($)	Multiple of Base Retainer	Ownership Requirement Met(3)
8,244	—	8,244	$794,557	5x	Yes
Current Board / Committee Membership				2021 Meeting Attendance	Attendance Total
Board				7/7
CGN Committee of Granite GP				6/6	100%

Notes:

(1)

DSUs have been issued under the Directors DSU Plan of Granite GP. See “Compensation Discussion and Analysis — Equity Compensation Plan Information — Description of Directors DSU Plan (as amended)” and “— Approval of Amended and Restated Non-Employee Directors’ DSU Plan (as amended)” for details.

(2)	Value means the dollar value of the DSUs and Stapled Units owned, controlled or directed, based on the closing price of the Stapled Units on the TSX on March 31, 2022, being $96.38.

(3)

Trustees and directors are subject to a requirement that each trustee/director hold, within three years of becoming a trustee and director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of his or her annual Board retainer.

To the knowledge of Granite, there are no arrangements or understandings between any Proposed Trustee and any other person or company, except the trustees, directors and executive officers of Granite acting solely in such capacity, pursuant to which any Proposed Trustee is to be elected as a trustee of Granite REIT or as a director of Granite GP.

Board Skills Matrix

The following chart demonstrates the relevant skills and experience of each Proposed Trustee for election as a trustee of Granite REIT:

	P. Aghar	R. Daal	K. Gorrie	F. Grodner	K. Marshall	A. Mawani	G. Miller	S. Murray	E. Pang	J. Warren

Real Estate	✓	✓	✓	✓	✓	✓

Capital Markets	✓		✓		✓	✓		✓

Risk Management	✓	✓	✓			✓	✓	✓	✓	✓

Audit / Accounting	✓	✓				✓	✓		✓

Legal	✓							✓		✓

Business Leadership / Strategy	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Compensation / Human Resources		✓				✓	✓	✓	✓

Corporate Governance	✓	✓			✓	✓	✓	✓	✓	✓

Environmental and Social	✓	✓	✓		✓	✓		✓

Board Tenure

As detailed below in “— CGN Committee of Granite GP — Term Limits”, Granite believes that the composition of the Board of Trustees should reflect a balance between experience and knowledge, on the one hand, and the need for renewal and fresh perspectives, on the other hand. The average tenure of the Proposed Trustees is 4.5 years. The following chart shows the tenure of the Board of Trustees as of April 13, 2022:

Note:

(1)	Independent trustees/directors only. Excludes Mr. Gorrie, Granite’s President and CEO. See “— Board of Trustees of Granite REIT and Board of Directors of Granite GP” below for details.

Cease Trade Order and Bankruptcies

To the knowledge of Granite, as at March 31, 2022, none of the Proposed Trustees:

(a)

is or has been within the last 10 years, a director, chief executive officer or chief financial officer of any company (including Granite) that was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days:

(i)	that was issued while the Proposed Trustee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

that was issued after the Proposed Trustee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is or has been within the last 10 years, a director or executive officer of any company (including Granite) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the Proposed Trustee’s assets; or

(d)	has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Proposed Trustee.

Election of Directors of Granite GP

Under the articles of Granite GP, the Board of Directors is to consist of a minimum of three directors and the Board of Directors is authorized to determine the number of directors of Granite GP by resolution from time to time. The number of directors of Granite GP is currently set at ten, and accordingly, ten persons are being nominated for election as directors of Granite GP at this time. The term of office of each currently-serving director expires at the time of the Meetings unless successors are not elected, in which case the directors remain in office until their successors are elected or appointed in accordance with applicable law and the articles of Granite GP.

Management proposes to nominate, and the persons named by management in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote FOR the election as directors of the ten persons who are Proposed Trustees and whose names are set forth above under the heading “— Election of Trustees of Granite REIT” (the “Proposed Directors”). See “— Election of Trustees of Granite REIT” for details.

Management does not contemplate that any of the Proposed Directors will be unable to serve as a director. If, as a result of circumstances not now contemplated, any Proposed Director is unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as Management may select. Each director elected will hold office until immediately before the election of directors at the next annual general meeting of shareholders of Granite GP, or until his/her respective successor is elected or appointed in accordance with applicable law and the articles of Granite GP.

The table in the section entitled “— Election of Trustees of Granite REIT” sets forth information with respect to each of the Proposed Directors, including the number and value of securities of Granite REIT and Granite GP beneficially owned or over which control or direction is exercised, directly or indirectly, by each such Proposed Director, as at March 31, 2022.

To the knowledge of Granite, there are no arrangements or understandings between any Proposed Director and any other person or company, except the trustees, directors and executive officers of Granite acting solely in such capacity, pursuant to which any Proposed Director is to be elected as a director of Granite GP or a trustee of Granite REIT.

Board Skills Matrix

See “— Election of Trustees of Granite REIT — Board Skills Matrix” for details that are also applicable to the Proposed Directors.

Cease Trade Orders and Bankruptcies

See “— Election of Trustees of Granite REIT — Cease Trade Orders and Bankruptcies” for details that are also applicable to the Proposed Directors.

Review and Consideration of Financial Statements

Management, on behalf of the trustees of Granite REIT and the directors of Granite GP, will submit to the Unitholders at the Meetings the audited combined financial statements of Granite REIT and Granite GP for the financial year ended December 31, 2021 and the auditor’s report of Deloitte LLP thereon, but no vote by the Unitholders with respect thereto is required or proposed to be taken. The audited combined financial statements and auditor’s report of Deloitte LLP are included in Granite’s 2021 annual report, which is available on Granite’s website at www.granitereit.com and on SEDAR at www.sedar.com.

Re-appointment of Auditor of Granite REIT

At the Meetings, Unitholders will be asked to re-appoint Deloitte LLP as the independent external auditor (the “Auditor”) of Granite REIT, based on the recommendation of the Audit Committee of Granite REIT and the Board of Trustees. Under the Granite REIT Declaration of Trust, the trustees have the authority to determine the Auditor’s remuneration.

The Board of Trustees, through the Audit Committee of Granite REIT, have negotiated the Auditor’s remuneration on an arm’s length basis, with reference to the resources and time required for, and the complexity of, the work undertaken by the Auditor. Factors considered in connection with the foregoing include Granite’s listing on the New York Stock Exchange (the “NYSE”) and its significant operations in the United States and Europe. The Boards believe that the remuneration payable to the Auditor is within market norms and is reasonable in the circumstances. A summary of the fees paid to the Auditors for each of the last two financial years can be found in Granite REIT’s Annual Information Form dated March 9, 2022 (the “AIF”).

The persons named by management in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote FOR the re-appointment of Deloitte LLP as the Auditor of Granite REIT to hold office until the next annual general meeting of unitholders of Granite REIT.

Representatives of Deloitte LLP are expected to attend the Meetings, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

Re-appointment of Auditor of Granite GP

At the Meetings, Unitholders will be asked to re-appoint Deloitte LLP as the Auditor of Granite GP, based on the recommendation of the Audit Committee of Granite GP and the Board of Directors.

The persons named by management in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote FOR the re-appointment of Deloitte LLP as the Auditor of Granite GP to hold office until the next annual general meeting of shareholders of Granite GP and for authorizing the directors to fix the Auditor’s remuneration.

Representatives of Deloitte LLP are expected to attend the Meetings, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

Advisory Vote on Granite’s Approach to Executive Compensation

At the Meetings, Unitholders will be asked to consider, and if thought advisable, to pass a non-binding advisory resolution (the “Say-on-Pay Resolution”) on Granite’s approach to executive compensation, which is described under “Compensation Discussion and Analysis” in this Circular.

Pay for performance is a core principle of Granite’s approach to executive compensation. Granite’s compensation plan is designed to attract, motivate and retain high-achieving executives who are dedicated to the creation, protection and growth of long-term Unitholder value and to recognize and reward the successful execution of Granite’s business and strategic objectives.

As an advisory vote, the results will not be binding, but will be taken into account by the CGN Committee and the Board of Directors when considering Granite’s compensation philosophy. Granite will disclose the voting results of the Say-on-Pay Resolution as a part of its report on voting results for Meetings. Details about Granite’s executive compensation program are set out in this Circular, including in the “Compensation Discussion and Analysis” section.

The form of Say-on-Pay Resolution to be submitted to the Unitholders at the Meeting will be substantially in the form below:

“Resolved, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors of Granite REIT Inc., that the Unitholders accept the approach to executive compensation disclosed in the joint Management Information Circular / Proxy

Statement delivered in advance of the 2022 annual general and special meeting of unitholders of Granite Real Estate Investment Trust and the annual general and special meeting of shareholders of Granite REIT Inc.”

The persons named by management in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote FOR the non-binding advisory resolution on Granite’s approach to executive compensation.

Amendments to the Granite REIT Declaration of Trust

Management has proposed, and the trustees have recommended, the below-noted amendments to the Granite REIT Declaration of Trust for the purposes set out below. A blackline reflecting the proposed amendments is set out in Appendix C of this Circular. The persons named in the applicable form of proxy (or voting instruction form) intend to vote FOR the resolutions set out below authorizing and approving the proposed amendments to the Granite REIT Declaration of Trust.

Ordinary Resolution Amendments

Governance Amendments – Background

Granite REIT assesses the continuing development of governance best practices on an ongoing basis, and in connection with its ongoing review it has assessed the Granite REIT Declaration of Trust against the rights, remedies and procedures available to shareholders of a corporation incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”), under which Granite GP is incorporated. In addition, Granite REIT also assessed the Granite REIT Declaration of Trust against the draft provisions set forth in the Model Declaration of Trust Provisions published by the Canadian Coalition for Good Governance (the “CCGG”).The CCGG prepared the Model Declaration of Trust Provisions based on CCGG’s prioritization of the most important investor rights, with the stated objective of preparing model declaration of trust provisions to be considered and adopted by all Canadian public trusts to ensure uniform rights are provided to unitholders.

The trustees believe that Unitholders should have substantially the same rights as those that are available to shareholders of a corporation pursuant to the BCBCA, which have become fundamental aspects of investor protection in the corporate context. For Granite REIT, these rights, remedies and procedures must be provided for in the Granite REIT Declaration of Trust, as Granite REIT is not governed by or subject to any corporate statute. As a result, the trustees have determined that it is appropriate at this time for Granite REIT to seek the approval of Unitholders to amend the Granite REIT Declaration of Trust to include certain rights, remedies and procedures that are consistent with the Model Declaration of Trust Provisions, modified as applicable to reflect any differences between the BCBCA and the Canada Business Corporations Act, upon which the Model Declaration of Trust Provisions are based. The trustees believe that this alignment of rights is appropriate given Granite REIT’s role as a senior issuer. The trustees also believe that these changes will further enhance Granite REIT as an investment vehicle as it provides Unitholders with fundamental rights consistent with those afforded to shareholders under corporate statutes. In addition, as a result of the tax regimes and market environments for real estate investment trusts in Canada, the Granite REIT Declaration of Trust contains enhanced investor protection mechanisms over and above those found in a corporation governed by the BCBCA, including specified investment objectives, constraints on its capital structure, liabilities and other obligations, and restrictions on the activities it can conduct.

If adopted, the rights, remedies and procedures set forth in the proposed provisions will be granted to Unitholders pursuant to the Granite REIT Declaration of Trust as contractual rights. Similar to other existing rights contained in the Granite REIT Declaration of Trust (e.g. take-over bid provisions and conflict of interest provisions), making these rights and remedies and certain procedures available by contract is structurally different from the manner in which the equivalent rights and remedies or procedures (including the procedure for enforcing such remedies) are made available to shareholders of a corporation, who benefit from those rights and remedies or procedures by the corporate statute that governs the corporation, such as the BCBCA. As such, there is no certainty how these rights, remedies or procedures may be treated by the courts in the non-corporate context or that a REIT Unitholder will be able to enforce the rights and remedies in the manner contemplated by the proposed amendments. Furthermore, how the courts will treat these rights, remedies and procedures will be at the discretion of the court, and a court may choose to not accept jurisdiction to consider any claim contemplated in the proposed provisions.

Material Aspects of the Proposed Governance Amendments

It is proposed that the Granite REIT Declaration of Trust be amended to incorporate the following proposed changes:

1.    Oppression Remedy:

The introduction of the ability of Unitholders and any other person who in the discretion of the court is a proper person to make an application to make application to a court to seek an order that: (i) the affairs of Granite REIT are being or have been conducted, or that the powers of the trustees of Granite REIT are being or have been exercised, in a manner oppressive to one or more of the Unitholders, including the applicant, or (ii) that some act of Granite REIT has been done or is threatened, or that some resolution of the Unitholders has been passed or is proposed, that is unfairly prejudicial to one or more of the Unitholders, including the applicant. A court may make any order it deems fit. See the risk factor in bold under Ordinary Resolution Amendments – Governance Amendments – Background.

2.    Dissent / Appraisal Rights:

●	Dissent and appraisal rights in connection with certain fundamental changes and transactions, including:

●	a resolution to amend the Granite REIT Declaration of Trust to add, change or remove any restriction on the business that Granite REIT may carry on;

●	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

●	if Granite REIT resolves to sell, lease, transfer or exchange all or substantially all the property and assets of Granite REIT;

●	in respect of any other resolution, if dissent is authorized by the resolution;

●	in respect of any court order that permits dissent; or

●

provided that an Event of Uncoupling (as defined in the Granite REIT Declaration of Trust) has not occurred, if the Unitholder has a right to dissent in respect of GP Shares held by the dissenting Unitholder.

●

A Unitholder who complies with the procedures set out in these new provisions will be entitled, at the time the approved action from which the Unitholder dissents becomes effective, to receive the agreed upon payout value (being the fair value of the Units at the applicable time, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable) of the Units held by such dissenting Unitholder in respect of which the Unitholder dissents.

●	A dissenting Unitholder must send Granite REIT, at or prior to any meeting at which the relevant resolution is to be voted on, a written objection to the resolution.

●

The new provisions will include the procedures, including notification requirements and the requirements for submitting Units to be cancelled and receipt of the payout value payment owed, by which Granite REIT and the dissenting Unitholder must adhere to for purposes of complying with the above rights.

●	Granite REIT and each dissenting Unitholder may enter into an agreement with respect to the payout value of the Units, following which Granite REIT must promptly pay that amount to the dissenter.

The proposed provisions will provide for the ability to make application to a court if Granite REIT and the dissenting Unitholder fail to agree upon the payout value for the Units, for purposes of the court fixing a payout value for the Units of any dissenting Unitholder, or to order that the payout value of those Units be established by arbitration or by reference to the registrar, or a referee of, the court. The proposed provisions include the appropriate procedural parameters that the parties are desirous of to govern the court application process. See the risk factor in bold under Ordinary Resolution Amendments – Governance Amendments – Background.

3.    Unitholder Proposals

●

Right of a Unitholder to submit notice to Granite REIT of any matter that the person proposes to raise at an annual meeting (a “Proposal”) and to discuss at the meeting any matter with respect to which the person would have been entitled to submit a Proposal, in a manner consistent with shareholder proposals under the BCBCA.

●	Ancillary to this new right permitting Unitholders to make Proposals will be the procedures under which the Proposal process is governed, including, without limitation, the following:

●	a Proposal may include nominations for the election of trustees if the Proposal is made in compliance with Granite REIT’s Advance Notice Provisions (see “Advance Notice Provisions” below);

●

to be eligible to submit a Proposal, a person must be (i) a registered or beneficial owner of one or more Units that carry the right to vote at general meetings for an uninterrupted period of at least 2 years before the date of signing the Proposal (a “Qualified Unitholder”), and (ii) it is signed by Qualified Unitholders who, together with the person that submits the Proposal, at the time of signing, are the registered or beneficial owners of not less than 1% of the combined total number of outstanding Units or a total combined value of Units whose fair market value, is at least $2,000;

●

a Proposal must be accompanied by certain prescribed information, including the name and address of the submitting person and such person’s supporters, if applicable, and the number of Units held or owned by such person or persons;

●	the Proposal and accompanying information must be received at the registered office of Granite REIT at least three months before the anniversary of the previous year’s annual meeting; and

●

Granite REIT shall include in, or attach to, its proxy circular delivered in connection with its annual meeting, text of the Proposal, the names and mailing addresses of the submitter and supporters of the Proposal, and, if requested by the submitting person, include a statement in support of the Proposal by such person, such statement, together with the Proposal, not to exceed 1,000 words exclusive of the prescribed information referred to above. Notwithstanding the foregoing, Granite REIT shall not be obligated to include such materials/information in its circular if (a) the Proposal is submitted to Granite REIT less than three months before the anniversary date of the prior year’s annual meeting; (b) the trustees have called an annual general meeting to be held after the date on which the Proposal is received by Granite REIT and have sent notice of that meeting in accordance with the Granite REIT Declaration of Trust; (c) the Proposal is not validly submitted or exceeds the maximum length; (d) it clearly appears that the primary purpose of the Proposal is to enforce a personal claim or redress personal grievance or the Proposal does not relate in a significant way to the business or affairs of Granite REIT; (e) substantially the same Proposal was submitted to Unitholders within the preceding five years and did not receive the required support (being 3% of total Units voted if the Proposal was introduced at one annual meeting, 6% of total Units voted if the Proposal introduced at two annual meetings, and 10% of total Units voted if the Proposal introduced at three or more annual meetings); (f) the Proposal has already been substantially implemented; (g) the Proposal, if implemented, would cause Granite REIT to commit an offence; or (h) the Proposal deals with matters beyond Granite REIT’s power to implement.

4.    Applications to Court:

●

The Granite REIT Declaration of Trust will now include a provision that reiterates the risk factor in bold under Ordinary Resolution Amendments – Governance Amendments – Background in respect of applications to a court as contemplated by provisions in the Granite REIT Declaration of Trust.

5.    Meeting Matters:

●

Add the requirement that any amendments which are approved by the trustees that are not prejudicial to Unitholders and are necessary or desirable (which, for greater certainty, exclude amendments in respect of which a Unitholder vote is specifically otherwise required) or amendments which in the opinion of the trustees are necessary or desirable to enable Granite REIT to issue Units for which the purchase price is payable on an instalment basis and not approved by Unitholders prior to the amendment being made shall be submitted to Unitholders for ratification by ordinary resolution at the next meeting of Unitholders.

●

The ability of a Unitholder to make application to a court to order a meeting be called, held and conducted in certain circumstances, subject to the ability to enforce such right. See the risk factor in bold under Ordinary Resolution Amendments – Governance Amendments – Background.

●	Revise the provisions relating to written resolutions in lieu of a Unitholder meeting to require unanimous approval.

●	Adopt certain advance notice provisions (see “Advance Notice Provisions” below).

●

Add provisions clarifying, for greater certainty, that a meeting of Unitholders may be held partially or entirely by means of a telephonic, electronic or other communication medium, consistent with meetings of corporations under the BCBCA.

6.    Removal of Trustees:

●

Clarify that any amendment to increase the current threshold of votes necessary to remove a trustee (currently, a majority of the votes cast at a meeting of Unitholders) must be consented to unanimously by Unitholders.

7.    Unitholder Lists:

●	Add provisions allowing Unitholders to access list of Unitholders in a manner consistent with corporate law.

Advance Notice Provisions

Unitholders will also be asked to adopt certain amendments to the Granite REIT Declaration of Trust in order to implement a policy requiring advance notice be given to Granite REIT of Unitholder proposals relating to the nomination of trustees (the “Granite REIT Advance Notice Provisions”). The Granite REIT Advance Notice Provisions would require an eligible Unitholder to provide notice to Granite REIT of proposed trustee nominations. To be an eligible Unitholder for making nominations under the Granite REIT Advance Notice Provisions, the nominating Unitholder must (a) comply with the notice procedures set forth in the Granite REIT Advance Notice Provisions, as provided for below, and (b) at the close of business on the date of the giving of the applicable notice and on the record date for notice of the applicable Unitholder meeting, be entered in Granite REIT’s register as a holder of one or more Units carrying the right to vote at such meeting or beneficially own Units that are entitled to be voted at such meeting.

The Granite REIT Advance Notice Provisions would fix deadlines by which an eligible Unitholder must notify Granite REIT of nominations of individuals for election to the Board of Trustees as follows: such notice must be provided to Granite REIT (a) in the case of an annual meeting, not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) that is the earlier of the date that a notice of meeting is filed for such meeting and the date on which the first public announcement of the date of such meeting was made, notice may be given not later than the close of business on the tenth day following the Notice Date; (b) in the case of a special meeting (which is not also an annual meeting) of Unitholders called for the purpose of electing trustees (whether or not called for other purposes), not later than the close of business on the fifteenth day following the Notice Date; and (c) in the case of an annual meeting of Unitholders or a special meeting (which is not also an annual meeting) of Unitholders called for the purpose of electing Trustees (whether or not also called for other purposes) where “notice-and-access” (as defined in NI 54-101) is used for delivery of proxy-related materials and the Notice Date is not less than 50 days before the date of the meeting, not less than 40 days prior to the date of the meeting. The Granite REIT Advance Notice Provisions also stipulate that certain information about any proposed nominee and the nominating Unitholder be included in such a notice in order for it to be valid.

The Granite REIT Advance Notice Provisions are intended to: (a) facilitate orderly and efficient annual general or, where the need arises, special meetings; (b) ensure that all Unitholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (c) allow Unitholders to register an informed vote. The proposed Granite REIT Advance Notice Provisions are reflected in the blackline of the Granite REIT Declaration of Trust attached hereto as Appendix C.

General Amendments

The above is a summary of the more noteworthy amendments being proposed to the Granite REIT Declaration of Trust. In addition, the trustees are also proposing certain “housekeeping” related amendments to the Granite REIT Declaration of Trust, relating to matters such as eliminating certain dated “arrangement” related references, consistent use of gender-neutral pronouns, and certain typographical and clerical amendments.

Unitholder Approval

The above is a summary of the material changes being proposed by the amendments. The amendments also include certain clean up related changes. Reference should be made, and consideration given, to the full text of the proposed amended and restated Granite REIT Declaration of Trust, which is attached as Appendix C hereto and has been blacklined to reflect all proposed changes.

At the Meetings, Unitholders will be asked to consider, and if thought advisable, to pass the ordinary resolution that follows below (the “DOT Amendment Ordinary Resolution”), approving the proposed amendments to the Granite REIT Declaration of Trust. The Board of Trustees believes that approval of the DOT Amendment Ordinary Resolution is in the best interests of Unitholders. The Board of Trustees unanimously recommends that Unitholders vote FOR the approval of the DOT Amendment Ordinary Resolution.

“BE IT RESOLVED, as an ordinary resolution of the holders (the “Unitholders”) of stapled units of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”), that:

1. the amendments to the amended and restated declaration of trust of Granite REIT dated as of December 20, 2017 (the “Granite REIT Declaration of Trust”), substantially as described in the management information circular / proxy statement of Granite REIT and Granite GP dated April 13, 2022 (the “Circular”) under the heading “Amendments to the Granite REIT Declaration of Trust – Ordinary Resolution Amendments” and as reflected in the blackline of the Granite REIT Declaration of Trust set out in Appendix C to the Circular, and any additional and/or alternative amendments to the Granite REIT Declaration of Trust that the board of trustees of Granite REIT (the “Trustees”) reasonably determine to be necessary or desirable to give proper effect to this resolution, be and are hereby authorized and approved;

2. the Trustees are hereby authorized and directed to execute or cause to be executed on behalf of Granite REIT an amended and restated Granite REIT Declaration of Trust reflecting the foregoing changes and amendments;

3. any Trustee or officer of Granite REIT, be and is hereby authorized and empowered to execute or cause to be executed in the name and on behalf of Granite REIT or to deliver or cause to be delivered all such documents, agreements and instruments and do or cause to be done all such acts and things as that Trustee or officer shall determine to be necessary or desirable in order to carry out the intent of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing; and

4. notwithstanding the approval of this ordinary resolution by Unitholders, the Trustees are hereby authorized and empowered, without further notice to, or approval of, the Unitholders, to (a) decide on the timing of implementation of all or any part of the proposed amendments, or (b) decide not to proceed with all or any part of the proposed amendments and revoke the whole or part of this resolution before it is acted on.”

Approval of the DOT Amendment Ordinary Resolution will require that it be passed by a majority of the votes cast by Unitholders thereon in person and by proxy.

The persons named by management in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote FOR the DOT Amendment Ordinary Resolution.

Special Resolution Amendment

Operating Policies

The Granite REIT Declaration of Trust provides that the operations and affairs of Granite REIT must be conducted in accordance with certain operating policies. In light of the large size of Granite REIT’s business and changes in market practice since the formation of Granite REIT, the Board of Trustees has reviewed Granite REIT’s operating policies and has compared them to the operating policies of other comparable real estate investment trusts. The Board of Trustees is of the view that certain minor amendments should be made to Granite REIT’s operating policies to bring them up to date and in line with evolving market practice. It is proposed that Section 4.02(g) of the Granite REIT Declaration of Trust be amended to remove the inflexible time frame during which Granite REIT may rely on an existing Phase I environmental site assessment in respect of a property to be acquired by it. Reference should be made, and consideration given, to the full text of the proposed amended and restated Granite REIT Declaration of Trust, which is attached as Appendix C hereto and has been blacklined to reflect the proposed change.

At the Meetings, Unitholders will be asked to consider, and if thought advisable, to pass the special resolution that follows below (the “DOT Amendment Special Resolution”), approving the proposed amendments to the operating policies set forth in the Granite REIT Declaration of Trust. The Board of Trustees believes that approval of the DOT Amendment Special Resolution is in the best interests of Unitholders. The Board of Trustees unanimously recommends that Unitholders vote FOR the approval of the DOT Amendment Special Resolution.

“BE IT RESOLVED, as a special resolution of the holders (the “Unitholders”) of stapled units of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”), that:

1. the amendments to the amended and restated declaration of trust of Granite REIT dated as of December 20, 2017 (the “Granite REIT Declaration of Trust”), substantially as described in the management information circular / proxy statement of Granite REIT and Granite GP dated April 13, 2022 (the “Circular”) under the heading “Amendments to the Granite REIT Declaration of Trust – Special Resolution Amendment” and as reflected in the blackline of the Granite REIT Declaration of Trust set out in Appendix C to the Circular, and any additional and/or alternative amendments to the Granite REIT Declaration of Trust that the board of trustees of Granite REIT (the “Trustees”) reasonably determine to be necessary or desirable to give proper effect to this resolution, be and are hereby authorized and approved;

2. the Trustees are hereby authorized and directed to execute or cause to be executed on behalf of Granite REIT an amended and restated Granite REIT Declaration of Trust reflecting the foregoing change and amendment;

3. any Trustee or officer of Granite REIT, be and is hereby authorized and empowered to execute or cause to be executed in the name and on behalf of Granite REIT or to deliver or cause to be delivered all such documents, agreements and instruments and do or cause to be done all such acts and things as that Trustee or officer shall determine to be necessary or desirable in order to carry out the intent of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing; and

4. notwithstanding the approval of this special resolution by Unitholders, the Trustees are hereby authorized and empowered, without further notice to, or approval of, the Unitholders, to (a) decide on the timing of implementation of all or any part of the proposed amendments, or (b) decide not to proceed with all or any part of the proposed amendments and revoke the whole or part of this resolution before it is acted on.”

Pursuant to the Granite REIT Declaration of Trust, approval of the DOT Amendment Special Resolution will require that it be passed by at least two-thirds of the votes cast by Unitholders thereon in person and by proxy.

The persons named by management in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote FOR the DOT Amendment Special Resolution.

Amendments to the Articles of Granite GP

Management has proposed, and the Board has recommended, the below noted amendments to the Granite GP articles (the “Articles”), for purposes of aligning the articles with the Granite REIT Declaration of Trust, as proposed to be amended hereby. Extracts of the Articles reflecting the proposed amendments are set out in Appendix D of this Circular. The persons named in the applicable form of proxy (or voting instruction form) intend to vote FOR the resolution set out below authorizing and approving the proposed amendments to the Granite REIT Declaration of Trust.

In particular, the Articles are proposed to be amended to include advance notice provisions consistent with the Granite REIT Advance Notice Provisions, with necessary modification, and to provide for the right for the Board of Granite GP to consolidate or subdivide the shares of Granite GP that currently form part of Stapled Units by way of directors’ resolution, as permitted and contemplated by Section 54(3)(c)(i) of the BCBCA, and consistent with the existing right of the trustees of Granite REIT to consolidate or subdivide the Units of Granite REIT without Unitholder approval set forth in Section 5.01 of the Granite REIT Declaration of Trust. The changes to the articles of Granite GP are intended to provide the Boards with the limited authority to consolidate or subdivide the shares of Granite GP, providing the Boards with the ability to promptly react to market conditions. In particular, as a result of the “stapled” structure, Stapled Units are comprised of an equal number of Units and shares of Granite GP, and the amendment of the Articles to include the foregoing is intended for consistency between Granite REIT and Granite GP. Granite is not seeking blanket authority to further alter the capital structure of Granite GP, as any additional changes will continue to require the consent of Unitholders.

At the Meetings, Unitholders will be asked to consider, and if thought advisable, to pass the special resolution that follows below (the “Articles Amendment Resolution”), approving the proposed amendments to the Articles. The Board of Directors believes that approval of the Articles Amendment Resolution is in the best interests of Unitholders. The Board of Directors unanimously recommends that Unitholders vote FOR the approval of the Articles Amendment Resolution.

“BE IT RESOLVED, as a special resolution of the holders (the “Unitholders”) of stapled units of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”), that:

1. the amendments to the articles (the “Articles”) of Granite GP, substantially as described in the management information circular / proxy statement of Granite REIT and Granite GP dated

April 13, 2022 (the “Circular”) under the heading “Amendments to the Articles of Granite GP” and as presented in the extracts of the Articles set out in Appendix D to the Circular, be and are hereby authorized and approved;

2. any one director or officer of Granite GP, be and is hereby authorized and empowered to execute or cause to be executed in the name and on behalf of Granite GP or to deliver or cause to be delivered all such documents, agreements and instruments and do or cause to be done all such acts and things as that director or officer shall determine to be necessary or desirable in order to carry out the intent of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing; and

3. notwithstanding the approval of this special resolution by Unitholders, the Trustees are hereby authorized and empowered, without further notice to, or approval of, the Unitholders, to (a) decide on the timing of implementation of all or any part of the proposed amendments, or (b) decide not to proceed with all or any part of the proposed amendments and revoke the whole or part of this resolution before it is acted on.”

Approval of the Articles Amendment Resolution will require that it be passed by at least two-thirds of the votes cast by Unitholders thereon in person and by proxy.

The persons named by management in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote FOR the Articles Amendment Resolution.

Approval of Non-Employee Directors’ DSU Plan (as amended)

Granite GP initially adopted a non-employee directors’ deferred share unit plan (the “Directors DSU Plan”) effective January 3, 2013. The terms of the Directors DSU Plan as initially adopted provided that awards of DSUs were to be settled in cash. On April13, 2022, the Board approved, subject to approval of the TSX, and Unitholders, amendments to the Directors DSU Plan (as so amended, the “Directors DSU Plan (as amended)”) to provide, among other things, that DSUs may be settled in cash, Stapled Units delivered by a Stapled Unit purchase trust or Stapled Units issued by Granite REIT and Granite GP, as determined by the CGN Committee, and subject to a maximum number of 1,000,000 Stapled Units being issuable pursuant to the Directors DSU Plan (as amended). The Board believes that the Directors DSU Plan (as amended) will provide additional flexibility for addressing compensation arrangements with non-employee Directors. Because the Directors DSU Plan (as amended) provides that DSUs may be settled in newly-issued Stapled Units, the Directors DSU Plan (as amended) is required, under the rules of the TSX, to be approved by a majority vote of Unitholders.

A description of the terms of the Directors DSU Plan (as amended) can be found under the section entitled “Compensation Discussion and Analysis – Equity Compensation Plan Information – Description of Directors DSU Plan (as amended)” below. The description of the Directors DSU Plan (as amended) is qualified in its entirety by the Directors DSU Plan (as amended), the full text of which is set out in Appendix E to this Circular.

The TSX has conditionally approved the Directors DSU Plan (as amended), subject to approval of the Directors DSU Plan (as amended) by a majority of votes cast at the Meetings. As a result, at the Meetings, Unitholders will be asked to consider and, if thought fit, to pass the ordinary resolution that follows below (the “Directors DSU Plan Resolution”), approving the Directors DSU Plan (as amended) and the reservation of 1,000,000 Stapled Units for issuance for purposes of settling DSUs issued thereunder. The Board believes that approval of the Directors DSU Plan

Resolution is in the best interests of Unitholders, as the Directors DSU Plan (as amended) provides the Board with additional flexibility to settle DSUs without Granite GP expending cash. The Board unanimously recommends that Unitholders vote FOR the approval of the Directors DSU Plan Resolution. If the Directors DSU Plan Resolution is not passed at the Meetings, the Directors DSU Plan, as it currently exists, will remain in effect, and outstanding DSUs will be eligible to be settled only in cash.

“BE IT RESOLVED, as an ordinary resolution of the holders of stapled units of Granite Real Estate Investment Trust and Granite REIT Inc. (“Stapled Units”), that:

1. the non-employee directors’ deferred share unit plan (as amended) (the “Directors DSU Plan (as amended)”) of Granite REIT Inc., substantially in the form set out in Appendix E of the Management Information Circular of Granite Real Estate Investment Trust and Granite REIT Inc. dated April 13, 2022 be and is hereby approved;

2. in accordance with the terms of the Directors DSU Plan (as amended), the maximum number of Stapled Units issuable pursuant to the Directors DSU Plan (as amended) shall be 1,000,000 Stapled Units; and

3. any director or officer of the Granite REIT Inc. be and is hereby authorized and directed, on behalf of Granite REIT Inc., to execute and deliver all such documents and to do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution.”

Approval of the Directors DSU Plan Resolution will require that it be passed by a majority of the votes cast by Unitholders thereon in person and by proxy.

The persons named by management in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote FOR the Directors DSU Plan Resolution.

INTERESTS OF CERTAIN PERSONS IN THE MATTERS TO BE CONSIDERED AT THE MEETINGS

Except as otherwise disclosed in this Circular, Management is not aware of any person who has been a trustee, director or executive officer of Granite at any time since the beginning of Granite’s last completed financial year or any nominee for election as a trustee or director, nor any associate or affiliate of any of the foregoing persons, having any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meetings other than the election of trustees and directors.

TRUSTEE / DIRECTOR COMPENSATION

Granite’s Board has approved a trustee and director compensation program that rewards non-executive trustees and directors (for purposes of this section, “Directors”) for the time and effort they are expected to devote to Granite matters. This compensation covers activities of Directors both as trustees of Granite REIT and as directors of Granite GP.

The program emphasizes the alignment of Directors with the interests of Unitholders. Directors (other than Mr. Gorrie, who, as President and CEO, is subject to a unit-based ownership requirement described below under “Compensation Discussion and Analysis — President and CEO Stapled Unit Ownership Guidelines”) are subject to a unit-based ownership requirement that they hold, within three years of becoming a Director, Stapled Units, DSUs or a combination thereof having an aggregate market value of at least three times the amount of their annual Board retainer. Ms. Pang was appointed to the Boards on August 4, 2021 and is not required to meet the unit-based ownership requirement until August 4, 2024. Each of the other Directors currently surpasses this ownership requirement. See “Matters to be Acted upon at the Meetings — Election of Trustees of Granite REIT” above for the total number and value of Stapled Units and DSUs held by each Director proposed to be elected at the Meetings.

The following chart sets out the standard compensation arrangements for Directors for the year ended December 31, 2021:

Position	Annual Retainer and Fees ($)

Chair	210,000(1)

Director-at-large	125,000(1)

Audit Committee Chair	35,000

CGN Committee Chair	35,000(2)

Investment Committee Chair	35,000

Per meeting fee (in person or teleconference)	Nil

Air travel fee per meeting, if any	3,000(3)

Travel expenses per meeting	Reimbursed in accordance with Granite’s policy

Notes:

(1)

Pursuant to Granite’s trustee and director compensation program, one-half of this amount is paid in DSUs. Grants are made yearly in advance, and vest as to one quarter of such grants at the end of each quarter of the year in which they are made (except for the second quarter, for which grants vest on the date of the annual meeting of Unitholders), provided that the grantee was a non-employee Director at any time during the applicable quarter. See also Note 2 under “— Director Compensation Table”.

(2)	For 2021, Mr. Marshall waived his fee as Chair of the CGN Committee.

(3)	The air travel fee per meeting only applies for those who must travel more than two hours by air to attend a meeting.

Director Compensation Table

The following tables provide information regarding compensation earned by individuals who were Directors during the financial year ended December 31, 2021, other than Mr. Gorrie, who was an NEO and whose compensation is discussed below under “Compensation Discussion and Analysis” and “Elements of Executive Compensation — Summary Compensation Table”.

Name	Fees Earned ($)(1)	Share- Based Awards ($)(2)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)(3)	All Other Compensation ($)	Total ($)

Peter Aghar	$97,500	$62,500	-----	-----	-----	-----	$160,000

Remco Daal	$68,500	$62,500	-----	-----	-----	-----	$131,000

Fern Grodner	$65,500	$62,500	-----	-----	-----	-----	$128,000

Kelly Marshall	$105,000	$105,000	-----	-----	-----	-----	$210,000

Al Mawani	$62,500	$62,500	-----	-----	-----	-----	$125,000

Gerald Miller	$100,500	$62,500	-----	-----	-----	-----	$163,000

Sheila A. Murray	$62,500	$62,500	-----	-----	-----	-----	$125,000

Emily Pang(4)	$25,514	$25,514	-----	-----	-----	-----	$51,027

Jennifer Warren	$62,500	$62,500	-----	-----	-----	-----	$125,000

Notes:

(1)

Of the aggregate fees earned, the following Directors elected to receive, in lieu of cash in the following specified amounts, additional DSUs under the Director Plans (defined in Note 2 under “— Director Incentive Plan Awards — Outstanding Share-Based Awards”): Mr. Aghar, $97,500; Mr. Daal, $62,500; Ms. Grodner, $62,500; Mr. Marshall, $105,000; Mr. Mawani, $nil; Mr. Miller, $nil; Ms. Murray, $62,500; Ms. Pang, $25,514 and Ms. Warren, $62,500. These DSU amounts are not included in the figures shown in the “Share-Based Awards” column above, which represent amounts that are required to be paid in DSUs pursuant to Granite’s trustee and director compensation program.

(2)

The grant date fair value of a DSU is equal to, in Canadian dollars, the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the grant date of the DSU. The value shown for these awards is the same as the grant date fair value determined in accordance with IFRS without any adjustment for subsequent distribution-equivalent grants. Commencing January 1, 2019, grants of DSUs have been made yearly in advance, and vest as to one quarter of the yearly award at the end of each quarter of the year in which they are made (except for the second quarter, which vest on the date of the annual meeting of Unitholders), provided that the grantee was a non-employee Director at any time during the applicable quarter. See also “— Equity Compensation Plan Information — Description of Directors DSU Plan (as amended)” and “Matters to be Acted Upon at the Meetings — Approval of Amended and Restated Non-Employee Directors’ DSU Plan (as amended)”.

(3)

None of the Directors participate in any defined benefit, defined contribution, actuarial or any other form of plan provided by Granite that provides for payments or benefits at, following or in connection with retirement.

(4)	Ms. Pang was a Director for only a portion of 2021, having joined the Boards on August 4, 2021.

Director Incentive Plan Awards

Outstanding Share-Based Awards

The following table lists all share-based awards that were outstanding as of December 31, 2021 that have been made by Granite or one of its subsidiaries to the Directors, other than Mr. Gorrie, who was an NEO and whose compensation is discussed below under “Compensation Discussion and Analysis” and “Elements of Executive Compensation — Summary Compensation Table”. There were no option-based awards outstanding as of December 31, 2021 for Directors.

Name	Number of DSUs (#)(1)(2)	Market or payout value of DSUs ($)(1)(2)

Peter Aghar	11,163	$1,174,653

Remco Daal	9,828	$1,034,175

Fern Grodner	3,398	$357,563

Kelly Marshall	14,252	$1,499,701

Al Mawani	10,854	$1,142,138

Gerald Miller	23,158	$2,436,856

Sheila A. Murray	4,746	$499,409

Emily Pang	605	$63,663

Jennifer Warren	6,899	$725,964

Notes:

(1)

This figure represents or applies to all DSUs held by the Director as of December 31, 2021. As noted under “— Director Compensation Table”, under the Director Plans, when a Director leaves the Board, he or she receives (within a prescribed period of time) a cash payment equal to the then value of his or her accrued DSUs, net of withholding taxes. DSUs are rounded to the nearest single unit. The indicated value is calculated, in Canadian dollars, by multiplying the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days preceding December 31, 2021, which was $105.2274, by the applicable number of DSUs.

(2)

Effective November 3, 2003, Granite Co. established a deferred share unit plan for non-employee directors. In connection with the 2013 Arrangement, Granite GP adopted a similar non-employee directors’ deferred share unit plan and Granite Co.’s plan was amended (these plans, collectively, the “Director Plans”). The Director Plans provide for a deferral of up to 100% of each Director’s total annual cash remuneration from Granite Co. and Granite GP, as applicable, at specified levels elected by each Director, until such Director ceases to be a director (or officer or employee) of Granite Co. or Granite GP, as applicable, or of any affiliate of Granite Co. or Granite GP, as applicable, for any reason. The amounts deferred are reflected in notional DSUs whose value in the case of DSUs credited under the Granite Co. plan prior to January 3, 2013 depended on the fair market value of the Granite Co. common shares, and whose value under both Director Plans from and after January 3, 2013 depends on the fair market value of preferred shares of Granite Co. Based on the terms of the Granite Co. preferred shares, it is expected that the fair market value of those shares will track the value of Stapled Units. The value of a DSU will appreciate or depreciate with changes in the value of the preferred shares. The Director Plans also take into account any distributions paid on the Stapled Units from and after January 3, 2013 in that they provide for the crediting of additional DSUs to Directors’ accounts in respect of such distributions. Similarly, prior to January 3, 2013, the Granite Co. directors’ DSU plan provided for the crediting of additional DSUs in respect of dividends paid on the common shares of Granite Co. The Director Plans also allow for discretionary grants of DSUs in addition to the DSUs credited to a Director pursuant to his or her election to defer their remuneration as described above. Under the Director Plans, when a Director leaves the Board, he or she receives (within a prescribed period of time) a cash payment equal to the then value of his or her accrued DSUs, which, in turn, depends on the value of the Granite Co. preferred shares at that time, net of withholding taxes. See also “Compensation Discussion and Analysis — Equity Compensation Plan Information — Description of Directors DSU Plan (as amended)” and “Matters to be Acted Upon at the Meetings — Approval of Amended and Restated Non-Employee Directors’ DSU Plan (as amended)”.

Incentive Plan Awards — Value Vested or Earned During the Year for Directors

No option-based or share-based awards vested for Directors, and no non-equity incentive plan compensation was earned by Directors, during the financial year ended December 31, 2021.

INDEBTEDNESS OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS

As at March 31, 2022, there was no indebtedness owing to Granite or any of its subsidiaries, excluding routine indebtedness, by present or former executive officers, trustees, directors or employees of Granite or any of its subsidiaries, nor was any indebtedness of any such person, excluding routine indebtedness, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Granite or any of its subsidiaries.

No individual who is, or at any time during the financial year ended December 31, 2021 was a trustee, a director or executive officer of Granite, no Proposed Trustee or Proposed Director, and no associate of any such trustee, director, executive officer, Proposed Trustee or Proposed Director (i) is, or at any time since January 1, 2021 has been, indebted to Granite or any of its subsidiaries whether or not under a securities purchase program or any other program, excluding routine indebtedness, or (ii) has had any indebtedness to any other entity, excluding routine indebtedness, that is, or at any time since January 1, 2021 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Granite or any of its subsidiaries whether or not under a securities purchase program or any other program.

COMPENSATION DISCUSSION AND ANALYSIS

Unless otherwise specified or the context otherwise indicates, in this Compensation Discussion and Analysis, references to the “Board” refer to the board of directors of Granite GP.

Letter to Unitholders

Dear Granite Unitholders:

On behalf of the CGN Committee and the Board, we are pleased to share with you our approach to executive compensation for 2021, and to describe how these align with Granite’s strategic, financial and operational performance.

Our executive compensation program is designed to attract, motivate and retain high-achieving executives who are dedicated to the creation, protection and growth of long-term Unitholder value and to recognize and reward the successful execution of Granite’s business and strategic objectives. The CGN Committee is committed to continually reviewing and refining Granite’s approach to executive compensation to ensure that the program guides and rewards the achievement of results and is consistent with best governance practices. Granite’s short-term incentive plan (“STIP”) and long-term incentive plan (“LTIP”) are both designed to align compensation closely with Granite’s financial, operational and ESG performance. We tie a significant portion of our executive pay to the achievement of objectives that drive Unitholder value. In connection with the development of Granite’s ESG program, an increasing portion of Granite’s corporate performance goals are tied to the pursuit and achievement of Granite’s ESG objectives. The CGN Committee assesses and makes recommendations to the Board on the setting of performance measures and targets under Granite’s executive compensation program, which reflect both the short- and long-term strategic priorities of Granite. We believe that Granite is unique in the Canadian REIT marketplace due in part to its geographic reach and its listings on both the TSX and the NYSE, and the design of Granite’s compensation program reflects that.

The CGN Committee is committed to strong corporate governance, and as a part of this commitment, the CGN Committee and the Board included a say-on-pay advisory vote at last year’s Meetings. We believe this non-binding advisory resolution is an important part of the ongoing process of engagement between the Board and Unitholders on executive compensation. We were pleased that in 2021, 97.8% of shareholder votes were in favour of our approach to compensation. Once again at this year’s Meetings we will be asking Unitholders to consider this important vote.

Highlights of 2021

Granite successfully executed on its stated priorities for 2021. Some of the key financial and operational developments included the following:

Unitholder Return and Increased Distribution

●

Delivered 40.1% total return in 2021 (vs 35.2% for the S&P TSX Capped REIT Index and 25.2% for the S&P/TSX Composite Index) and a 3.3% year-over-year increase in the annual amount distributed to unitholders to $3.10 per unit for 2022, marking our tenth consecutive annual distribution increase.

Strategic Allocation of Capital

●	Invested $838 million in modern assets in key e-commerce and distribution markets in the GTA, the U.S. and the Netherlands at an average stabilized yield of 4.3%.

●	Raised $500 million in new unsecured debt from Granite’s second green bond offering, issued for a 7-year term and swapped into U.S. dollars bearing a weighted average fixed interest rate of 2.096%.

●	Raised $316.3 million in gross proceeds from one equity offering, including the full exercise of the over-allotment option.

●	Established a $250 million ATM equity program to selectively fund ongoing development program and acquisitions.

●	Upsized Granite’s credit facility to $1.0 billion to provide further liquidity and financial flexibility to execute the Strategic Plan.

●	Closed the year with a net leverage ratio(1) of 25% providing approximately $1.1 billion in debt capacity and $1.4 billion in available liquidity(1).

●	Received an updated credit rating of BBB(high) by DBRS (Morningstar), recognizing Granite’s sector-leading credit metrics.

Portfolio Enhancement and Tenant Diversification

●

Acquired 16 income-producing properties totaling 6.9 million square feet acquired with an average age of 12.7 years and weighted average lease term of 5.4 years, in key distribution markets in the GTA, the United States and the Netherlands.

●	Invested $237 million in current and future development projects, including the acquisition of four properties under development and one parcel of land held for development.

●

Active on 11 on-going development and expansion projects and six forward property commitments having total projected costs of $789 million and remaining commitments of $620 million, which projects are expected to contribute 6.3 million of additional square feet of gross leasable area and generate a weighted average stabilized yield of 4.9%.

●	Disposed of three non-core properties for gross proceeds of $36.8 million.

●	Reduced Magna concentration from 27% to 22% as a percentage of gross leasable area and from 36% to 29% as a percentage of annualized revenue.

Financial and Operational Performance

●	Recognized $1.3 billion in net fair value gains.

●

Achieved funds from operations (“FFO”)(2) and adjusted funds from operations (“AFFO”)(2) of approximately $251.3 million or $4.00 per unit(1) and approximately $235.2 million or $3.75 per unit(1), respectively, as well as net income attributable to stapled unitholders of approximately $1,286 million.

●	Grew constant currency same-property net operating income - cash basis(2), average year-over-year, by 3.6%.

●	Renewed or released 5.6 million square feet of space at an average increase in base rent of 10%.

●	Achieved an occupancy rate of 99.7% as at December 31, 2021.

Organizational Improvements and ESG

●	Adopted flexible hybrid office and work-from-home policy for all employees.

●

Ranked 1st out of 10 in the North America Industrial GRESB public disclosure group, which evaluates the level of ESG disclosure by listed property companies and REITs. Granite also achieved 3rd, and was the sole Canadian entity, in the North American Industrial Listed GRESB peer group for Standing Investments, with a score of 65.

●	Completed Granite’s first employee engagement survey, achieving results better than benchmark.

●	Completed a Tenant satisfaction survey across Canada, U.S. and European markets, achieving results better than benchmark.

●	Published a comprehensive Corporate ESG+R Report.

●

Allocated $574 million of green bond net proceeds to date towards Eligible Green Projects, as defined by Granite’s Green Bond Framework. 100% of the net proceeds of Granite’s inaugural Green Bond are now fully allocated.

●	Invested $4 million in various sustainability measures across Granite’s portfolio.

●	Added 10MW of total peak rooftop solar generation power in 2020 and 2021.

2021 Compensation

The compensation program is designed to align executive compensation with Granite’s execution of its strategic initiatives and financial performance, including Unitholder returns. In 2021, the individual and collective performance of the management team was reflected in Granite’s unit price, which saw Granite remain a top performing real estate investment trust in North America for total-return performance in 2021.

Compensation Changes

As part of the ongoing review of our compensation program, the CGN Committee is focused on ensuring that Granite maintains a compensation program that enables Granite to attract and retain high-achieving executives and is competitive with market and industry practices. In 2022, Granite introduced a new program intended to provide all employees, including NEOs, with the opportunity to increase their ownership of Stapled Units by electing to allocate part of their annual STIP into RSUs, thereby further aligning their interest with those of Unitholders. Effective for 2021, the CGN Committee approved a revised compensation program for all NEOs, other than the CEO. The revisions are intended to further align executive compensation with Granite’s financial and operational performance by increasing the percentage of at-risk compensation. Consistent with the program that was already in place for CEO compensation, the new program provides that a significant portion of compensation for other executives be comprised of LTIP awards, including performance-based awards tied to Granite’s achievement of longer-term objectives and performance.

Looking Ahead

We will continue our commitment to implementing compensation policies and practices that will attract, retain and motivate executives, strengthen the link between pay and performance over the long term and drive long-term Unitholder value. The CGN Committee and the Board are committed to continuing to review and refine the executive compensation program on an ongoing basis to ensure that our pay practices achieve these goals and are consistent with best governance practices. We look forward to your continued support for Granite.

Yours truly,

Kelly Marshall
Chairman and Chair, Compensation, Governance and Nominating Committee

Notes:

(1)

This financial measure is not a standardized ratio defined by International Financial Reporting Standards (“IFRS”) and may not be comparable with similar measures presented by other issuers. For a description of net leverage ratio, see “Non-IFRS Performance Measures” and “Liquidity and Capital Resources – Debt Structure” in the MD&A.

(2)

This financial measure is a not a standardized measure defined by non-IFRS financial measure and may not be comparable with similar measures presented by other issuers. For a description of net debt, see “— 2021 Compensation Elements – Short-Term Incentive Plan (STIP) – Kevan Gorrie, President and Chief Executive Officer”, and for a further discussion of net debt and a reconciliation to total debt, see “Non-IFRS Performance Measures” and “Liquidity and Capital Resources – Debt Structure” in the MD&A. For a description of available liquidity and a reconciliation to cash and cash equivalents, see “Non-IFRS Performance Measures” and “Liquidity and Capital Resources – Liquidity” in the MD&A. For a description of FFO, see “— Cost of Management”, and for a further description of FFO and a reconciliation to net income, see “Non-IFRS Performance Measures” and “Results of Operations – Operating Results – Funds From Operations and Adjusted Funds From Operations” in the MD&A. For a description of AFFO and a reconciliation to net income, see

37

“Non-IFRS Performance Measures” and “Results of Operations — Operating Results — Funds From Operations and Adjusted Funds From Operations” in the MD&A. For a description of same-property net operating income, on a cash and constant currency basis, see the description of “Constant currency SPNOI — cash basis” (four quarter average) at “— 2021 Compensation Elements — Short-Term Incentive Plan (STIP) – Kevan Gorrie, President and Chief Executive Officer”, and for a further description of same-property net operating income, on a cash and constant currency basis, and a reconciliation to net operating income, see the description of Constant currency same property NOI — cash basis at “Non-IFRS Performance Measures” and “Results of Operations — Operating Results — Net Operating Income” in the MD&A. Each of the foregoing descriptions and reconciliations are incorporated herein by reference.

Named Executive Officers

This Compensation Discussion and Analysis outlines the compensation philosophy, policies and practices related to Granite’s named executive officers (“NEOs”). For 2021, Granite’s NEOs were:

Name	Position

Kevan Gorrie	President and Chief Executive Officer

Teresa Neto	Chief Financial Officer

Lorne Kumer	Executive Vice President, Head of Global Real Estate

Michael A. Ramparas	Executive Vice President, Global Real Estate and Head of Investments

Lawrence Clarfield(1)	Executive Vice President, General Counsel and Corporate Secretary

Note:

(1)	Mr. Clarfield was appointed Executive Vice President, General Counsel and Corporate Secretary effective January 1, 2022.

Executive Compensation Objectives and Philosophy

Granite’s compensation plan is designed to attract, motivate and retain high-achieving executives who are dedicated to the creation, protection and growth of long-term Unitholder value and to recognize and reward the successful execution of Granite’s business and strategic objectives. The key principles underlying Granite’s compensation philosophy are as follows:

Compensation, Governance and Nominating Committee

The CGN Committee is responsible for overseeing compensation for Granite’s Board and executive officers and making recommendations in respect thereof to the Board, consistent with Granite’s compensation philosophy and corporate governance objectives. During the period commencing January 1, 2021, the following directors have been members of the CGN Committee:

Name of Member	Independent (Yes/No)	Experience in Governance and Executive Compensation

Kelly Marshall (Chair)	Yes

Former Executive Vice President of Strategic Partnerships at Ontario Municipal Employee Retirement System.

Over 25 years of corporate finance and strategic leadership experience including the structuring and development of corporate governance and compensation management platforms as former Managing Partner, Corporate Finance of TSX-listed Brookfield Asset Management

Sheila A. Murray	Yes

Former President of TSX-listed CI Financial Corp.

Over 25 years of securities law experience including governance and regulatory compliance in the following roles:

●   Current member of Board of CI Financial Group(1);

●   Current Chair of the Board of Teck Resources;

●   Current member of the Management Resources and Compensation Committee of the Board of BCE and Bell Canada;

●   Former professor with Queen’s University teaching Securities Regulation;

●   Formerly on the Board of SickKids Foundation;

●   Past Chair of the Dean’s Council at Queen’s University Law School; and

●   Former Executive Vice President, General Counsel and Secretary to CI Financial Group.

Jennifer Warren	Yes

Has two decades of cross-border senior legal, governance and regulatory compliance experience in the following roles:

●   Former member of Risk and Audit Committee and Board of Directors of CIBC Mellon, a joint venture between CIBC and BNY Mellon;

●   Former Chair of Audit Committee and member of Board of Directors of Atlantic Trust, National Association, a US-based national trust bank; and

●   Current member of Risk, Audit and Corporate Governance Committees of Rogers Bank, a Schedule 1 Bank that is a wholly-owned subsidiary of Rogers Communications Inc.

Note:

(1)	Ms. Murray is not standing for re-election as a director of CI Financial Corp. at the company’s upcoming annual general meeting in June 2022.

Each CGN Committee member has the skills and diverse experience with respect to executive compensation to contribute to the CGN Committee’s achievement of its objectives and to help formulate its recommendations related to Granite’s compensation policies and practices. No member is an officer, employee or former officer or employee of Granite, and each member of the CGN Committee is independent within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and the NYSE.

The mandate of the CGN Committee is set out in its charter as described in “Statement of Corporate Governance Practices — Board Committees — CGN Committee of Granite GP”. The responsibilities of the CGN Committee with respect to compensation include:

●	at least annually, report to the Board concerning Granite’s approach to executive compensation;

●

periodically review and advise the Board (supported in the discretion of the Committee, by internal or external resources) on (i) current trends in industry-wide compensation practices in Granite’s industry and such jurisdictions in which a material portion of its business is conducted, and (ii) how Granite’s compensation programs and practices compare to those of comparable issuers in the industry, and in discharging this responsibility, the Committee shall take into account factors it deems appropriate from time to time, including Granite’s business strategy and whether the effects of the compensation program create risks that are reasonably likely to have a material adverse effect on Granite and its business;

●	review and approve organizational goals and objectives relevant to the CEO’s compensation;

●

periodically evaluate the CEO’s performance in light of those organizational goals and objectives, and determine/make recommendations to the Board with respect to the CEO’s compensation level based on its evaluation;

●	periodically review and make recommendations to the Board with respect to the CEO’s position description;

●

review the recommendations made by the CEO to the CGN Committee respecting the compensation and other terms of employment of the Chief Financial Officer and all other officers appointed by the Board and, if advisable, approve, with or without modifications, any such compensation and other terms of employment;

●	recommend to the Boards of Granite REIT and Granite GP the remuneration (fees and/or retainer) to be paid to and the benefits to be provided to trustees and directors;

●

review compensation disclosure before it is publicly disclosed, including disclosure of the process undertaken by the CGN Committee in its review and preparation of recommendations to the Board in respect of compensation;

●	review the terms and administration of Granite’s equity-based compensation plans and, if advisable, recommend plans and grants thereunder for approval of the Board;

●	review on a periodic basis the operation of compensation programs to determine whether they are properly coordinated and administered; and

●

review and assess the adequacy of the CGN Committee’s charter from time to time to ensure compliance with any rules or regulations promulgated by any regulatory body and recommend to the Board for its approval any modifications to the CGN Committee’s charter as are considered appropriate.

See also “Statement of Corporate Governance Practices — Board Committees — CGN Committee of Granite GP”.

Management of Risks Associated with Compensation Policies and Practices

In performing its duties, the CGN Committee considers the implications of the possible risks associated with Granite’s compensation policies and practices. This includes identifying any such policies or practices that may encourage executive officers to take inappropriate or excessive risks, identifying risks arising from such policies and practices that could have a material adverse effect on Granite, and considering the possible risk implications of Granite’s compensation policies and practices and any proposed changes to them.

The CGN Committee annually reviews and assesses Granite’s compensation policies and practices in relation to such risks, including assessing such policies and practices in light of practices identified by the Canadian Securities Administrators as potentially encouraging executive officers to expose Granite to inappropriate or excessive risks. It is the CGN Committee’s view that Granite’s compensation policies and practices do not encourage inappropriate or excessive risk-taking.

The following chart outlines certain potential risks associated with Granite’s compensation policies and practices, as well as the characteristics of Granite’s compensation structure designed to mitigate these risks:

Type of Risk	Nature of Risk	Characteristics of Granite’s Compensation Program Designed to Mitigate Compensation Risks

Compensation Philosophy	Risk that executive compensation philosophy is inconsistent with the business model and strategy

Compensation mix is structured to meet the following objectives:

•  align employees’ financial interests with those of Unitholders;

•  link compensation to Granite’s short-term and long-term strategic objectives; and

•  ensure that a significant portion of executive compensation is “at-risk”.

Pay Mix	Risk that the pay mix encourages behaviour and short-term decision making that is inconsistent with Granite’s strategic long-term objectives

•  The variable elements of Granite’s compensation program include both short-term and long-term incentives.

•  Significant proportion of “at-risk” compensation to motivate executives and other employees of Granite to focus on both short-term and long-term results and performance criteria.

•  As a whole, the compensation elements are designed to achieve a balance in the mix of fixed and variable compensation, short-term and long-term incentives and cash versus equity.

•  Proportion of equity-based compensation increases with the executive’s level of responsibility.

•  A significant portion of executive pay is awarded in the Board’s discretion based on operational and market-based metrics, achievement of organizational objectives and individual performance aligned with Granite’s strategic goals.

Performance Measures	Risk that performance measures are either: • unachievable; or • too easy to achieve.

•  Each year, the CGN Committee reviews market compensation levels and also reviews and sets performance measures and targets for the short-term incentive plan (“STIP”) and for grants under the long-term incentive plan (“LTIP”) that are aligned with Granite’s annual budget and its strategic plan in accordance with the CGN Committee’s risk assessment to ensure such measures and targets continue to be relevant and total compensation is competitive.

•  Structure includes specific performance measures with achievable targets derived from Granite’s thorough budget approval process.

•  Based on a balanced approach designed to prevent an over-emphasis on a single performance measurement.

Additionally, the following measures have been implemented to avoid excessive or inappropriate risk taking:

●	STIP awards are directly tied to a mix of corporate and individual performance measures;

●	a substantial portion of executive compensation is in the form of long-term incentives which vest over time (generally a three-year period);

●	all trustees and directors and NEOs are subject to unit-ownership requirements;

●	the President and CEO is required to hold Stapled Units for a period of one year after he retires or resigns;

●

trustees, directors and employees are prohibited from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of units held, as more particularly described below under “— Anti-Hedging Policy”; and

●	Granite has a compensation “claw-back” policy, as more particularly described below under “— Compensation Claw-Back Policy”.

Anti-Hedging Policy

Granite’s trustees, directors, officers and employees are prohibited under Granite’s Insider Trading and Blackout Policy from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the trustee, director or employee.

Compensation Claw-Back Policy

In connection with Granite’s compensation risk mitigation strategy, Granite has adopted a “claw-back policy” applicable to certain designated officers, including the President and CEO. The policy provides that Granite may require disgorgement of specified portions (which may be all or a portion) of the annual cash incentive bonus or equity-based compensation awarded or granted to the designated officers, in the event that Granite is required to publicly issue a restatement of all or a portion of its interim quarterly or annual financial statements, due to material non-compliance with any financial reporting requirement under applicable Canadian securities laws.

President and CEO Stapled Unit Ownership Guidelines

Granite has adopted a guideline whereby within two years from Mr. Gorrie’s appointment as President and CEO on August 1, 2018, he is required to hold Stapled Units, deferred stapled units (i.e., RSUs or PSUs) or a combination thereof having an aggregate market value equal to at least three times his annual base salary as at the date upon which he asserts that he has complied with such requirement, unless permitted by the Board to do otherwise. Within the required two-year period, and as at March 31, 2022, Mr. Gorrie exceeded this requirement by holding a combination of stapled units, RSUs and PSUs having a market value in excess of 12 times his base salary.

NEO Stapled Unit Ownership Guidelines

Granite has adopted a guideline whereby within three years from appointment as an NEO, each NEO is required to hold Stapled Units, deferred stapled units (i.e., RSUs or PSUs) or a combination thereof having an aggregate market value equal to at least one times his or her annual base salary as at the date upon which he or she asserts that he or she has complied with such requirement, unless permitted by the Board to do otherwise. Within the required three-year period, and as at March 31, 2022, each NEO exceeded this requirement by holding a combination of stapled units, RSUs and PSUs having a market value in excess of (i) in the case of Ms. Neto, four (4) times her base salary, (ii) in the case of Mr. Kumer, eight (8) times his base salary, (iii) in the case of Mr. Ramparas, four (4) times his base salary, and (iv) in the case of Mr. Clarfield, four (4) times his base salary.

President and CEO Post-Employment Ownership Guideline

Granite has adopted a guideline whereby the President and CEO is required to maintain a minimum ownership of Stapled Units having an aggregate market value equal to his annual base salary prior to his resignation or retirement for a period of one year following the date of his resignation or retirement, unless permitted by the Board to do otherwise.

Executive Compensation Review Process

The CGN Committee executes its mandate to oversee compensation for the Boards and executive officers and makes recommendations to the Board with respect to the same in consultation with Management and any independent compensation consultants that may be retained from time to time. The Board, however, makes the ultimate decisions with respect to compensation, following consideration of the CGN Committee’s recommendations.

With respect to overall organizational performance, the Board assesses Granite’s achievements relative to its strategic objectives. The Board also considers Granite’s performance against pre-established metrics described below. With respect to individual performance, the Board evaluates each executive officer’s performance in the areas of Granite’s business for which the executive is responsible, together with, but not limited to, risk management, leadership, teamwork and culture, and recognizes the individual’s key responsibilities and contributions toward Granite’s overall performance. The Board exercises discretion in its annual review of performance.

Role of Management

The CEO together with other members of the Management team assist the CGN Committee in executing its duties by compiling information to be used by the CGN Committee in its determinations and reporting on historical compensation levels, methods of compensation, evidence of organizational and individual performance, and recent compensation trends and regulatory initiatives. The CEO also makes recommendations with respect to equity-based grants for eligible employees below the executive level.

The CGN Committee consults the CEO for input into its review of the performance of the other executive officers, which performance assessment affects both short-term and long-term incentive awards. Given the close working relationship between the CEO and the other executive officers, the CGN Committee believes the CEO’s assessment of the performance and contribution of the other executives is valuable. While the CEO may be invited to attend CGN Committee meetings, he is not present during in camera sessions of the CGN Committee or when the CGN Committee is considering his performance or compensation.

Compensation Consultants

From time to time the CGN Committee will engage an outside advisor that it determines to be necessary to permit it to carry out its duties. The CGN Committee is responsible for engaging compensation consultants and overseeing their work as necessary. Before retaining such an advisor, the CGN Committee considers the independence of such advisor. In 2021, the CGN Committee did not retain a compensation consultant.

Compensation Peer Group

For 2022, the CGN Committee conducted a comparison of compensation practices by peer issuers in the real estate industry. The CGN Committee uses the full peer comparator group for pay benchmarking and compensation structuring and design purposes. The peer issuers for 2022 were selected based on several criteria and factors, including:

(a)	asset values and market capitalization, with the higher market capitalization of some issuers offsetting the fact that such issuers may not have the geographical complexities of Granite;

(b)

internally managed issuers, as the CGN Committee felt that externally managed issuers may not require similar levels of responsibility and effort of executive officers as an internally managed issuer; and

(c)	the nature of the issuers’ operations and their geographic footprint as well as their asset mix and other financial considerations.

Based on the above criteria the CGN Committee chose the following peer issuers for the purpose of its review, although the CGN Committee did not specifically identify a median or percentile for total compensation of Granite’s executives relative to the identified peers:

2021 Peer Comparator Group

• Allied Properties REIT	• Canadian Apartment Properties REIT	• Choice Properties REIT

• Crombie REIT	• CT REIT	• First Capital Real Estate Investment Trust

• H&R REIT	• Killam Apartment REIT	• RioCan REIT

• Summit Industrial Income REIT

The CGN Committee also considered certain factors that the Board believes make Granite unique in the Canadian REIT marketplace. The Board believes the following factors require Granite to have a Management team and board with specific skills, experience and expertise:

●

Granite’s global footprint with real estate operations in seven countries, which offers opportunities for prospective growth, but also involves a tax, legal and cash management structure not typical of a Canadian REIT;

●	Granite’s stated objective of reducing its proportion of special purpose properties and manufacturing facilities and increasing the proportion of warehousing and distribution assets; and

●	Granite’s listing on the NYSE, requiring additional compliance requirements in governance, audit and investor relations.

Elements of Executive Compensation

Overview

As described in more detail below, Granite’s compensation program consists of the elements described in the following charts:

Note:

(1)	Mr. Clarfield was appointed Executive Vice President, General Counsel and Corporate Secretary effective January 1, 2022.

Component	Form	Performance Period	Objectives and Purpose
Base Salary	Cash	n/a	• Reflects level of responsibility and experience. • Competitiveness in the market.
STIP	Cash	Annual	• Recognizes and rewards performance. • Provides alignment with Granite’s performance. • Component of “at-risk” compensation.
LTIP	RSUs	Annual vesting over three-year vesting period	• Aligns compensation with increases in Unitholder value. • Promotes retention.
	PSUs	Three-year performance period

•  Aligns compensation with longer term strategic objectives and increases in Unitholder value.

•  Links payouts to Granite’s net asset value and Granite’s total return performance relative to total return of benchmark S&P/TSX Capped REIT Index.

•  Component of “at-risk” compensation.

The CGN Committee believes these elements of compensation, when combined, form an appropriate mix of compensation. These elements provide competitive compensation, link a significant portion of Granite’s executives’ compensation to organizational objectives and individual performance (which induces and rewards behaviour that creates long-term value for Unitholders) and encourage retention with time-based vesting attached to long-term equity-based incentives. Over time, the CGN Committee has considered it appropriate to increase the proportion of total executive compensation that is composed of equity-based compensation. The CGN Committee considers each element independently of the other elements, and also reviews the totality of the elements to ensure an appropriate mix and level of compensation.

2021 Compensation Elements

Base Salary

The CGN Committee believes that the base salaries of Granite’s executives must be sufficiently competitive in the market to enable recruitment and encourage retention while reflecting the scope of responsibility, skill, experience and overall performance of each executive, as well as internal equity considerations. Base salaries are reviewed annually by the CGN Committee. Increases to base salaries have been approved by the Board, on recommendation from the CGN Committee, from time to time as a result of (i) performance, (ii) changes in an executive’s duties and responsibilities, (iii) contributions to Granite’s overall performance, and (iv) competitive factors.

For 2021, the annualized base salaries for the NEOs currently employed by Granite are as follows:

NEO	2021 Base Salary ($)	2020 Base Salary ($)	Increase from 2020 (%)

Kevan Gorrie	800,000	800,000	0%

Teresa Neto	450,000	425,000	5.9%

Lorne Kumer	450,000	425,000	5.9%

Michael A. Ramparas	410,000	360,000	13.9%

Lawrence Clarfield	350,000	315,000	11.1.%

Short-Term Incentive Plan (STIP)

Granite’s STIP consists of a performance-based annual cash bonus dependent upon the Board’s assessment of overall organizational and individual performance, as set out in further detail in the tables below. The assessment focuses in part on the specific performance metrics set out in the tables below, and in part on the executive’s performance in executing Granite’s strategy, with such assessment subject to the exercise of discretion by each of the CGN Committee and the Board.

Granite’s STIP is intended to incentivize executive performance and promote the alignment of personal compensation with the successful execution of key components of Granite’s strategy.

Payouts under Granite’s STIP are based on the following formula:

For 2021, the following tables reflect the performance measurement categories for each NEO currently employed by Granite:

Kevan Gorrie, President and Chief Executive Officer

		2021 Performance Goals
Corporate Measure	Weight	Threshold		Target	Maximum	2021 Actual Performance	Calculated Performance Score
Modified AFFO(1) per Stapled Unit	70%	35%	$3.70	$3.90	$4.10	$3.93	Exceeded Target
Constant currency SPNOI – cash basis(2) (four quarter average)		15%	1.0%	2.6%	3.5%	3.6%	Exceeded Maximum
Average occupancy		5%	96.5%	98.0%	100.0%	99.3%	Exceeded Target
Net Debt(3) to Adjusted EBITDA(4) – end of year		10%	7.0x	6.5x	6.0x	6.6x	Below Target
Acquisitions, development and dispositions (absolute $)		20%	$700 million	$900 million	$1.2 billion	$1.140 billion	Exceeded Target
Successfully implemented uniform ERP platform across all regions		5%				All regions converted to new platform from legacy systems	Exceeded Target
ESG objectives		10%				Issued inaugural ESG+R report and deployed in excess of $173 million of green bond proceeds	Exceeded Target
Individual Performance Measure
Strategy Planning and Strategic Execution	30%	Provide effective leadership and foster a cohesive and engaged corporate culture				The CGN Committee considered these specific performance measures and determined that the President and CEO’s targets were met or exceeded in 2021.
		Enhance platform capabilities in US and Europe
		Oversee effective allocation of capital
		Further develop ESG program and improve sustainability metrics
		Communication and stakeholder engagement
Total Target	100%					Achieved STIP bonus of 141% of base salary

Notes:

(1)

“Modified AFFO” is not a standardized measure defined by IFRS and may not be comparable to similar measures reported by other issuers. Modified AFFO is an internal measure of operating performance used by the CGN Committee and the Board to measure organizational performance against pre-set targets. Granite calculates Modified AFFO from AFFO by excluding debt prepayment penalties and acceleration of financing costs on the refinancing of debt, as well as the annualized impact of any unbudgeted dispositions in the performance period, all adjusted on a constant currency basis. For a description of AFFO and a reconciliation to net income, see “Non-IFRS Performance Measures” and “Results of Operations — Operating Results — Funds From Operations and Adjusted Funds From Operations” in the MD&A, which description and reconciliation are incorporated by reference herein. For a reconciliation of Modified AFFO to net income attributable to stapled unitholders, see “— Modified AFFO”.

(2)

“Constant currency SPNOI — cash basis” (four quarter average) is not a standardized measure defined by IFRS. Constant currency SPNOI — cash basis refers to the net operating income on a cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Constant currency SPNOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. The constant currency SPNOI — cash basis excludes the impact of foreign currency translation by converting the same property NOI — cash basis denominated in foreign currency in the respective periods at the current period average exchange rates. The performance measure represents the average of Constant currency SPNOI — cash basis for the four quarters of 2021. For a further description of Constant currency same property NOI — cash basis and a reconciliation to net operating income, see “Non-IFRS Performance Measures” and “Results of Operations — Operating Results — Net Operating Income” in the MD&A, which description and reconciliation are incorporated by reference herein.

(3)

“Net debt” is not a standardized measure defined by IFRS. Net debt subtracts cash and cash equivalents from total debt (representing the sum of all current and non-current debt, the net mark to market fair value of cross-currency interest rate swaps and lease obligations. For a further description of net debt and a reconciliation to total debt, see “Non-IFRS Performance Measures” and “Liquidity and Capital Resources — Debt Structure” in the MD&A, which description and reconciliation are incorporated by reference herein.

(4)

“Adjusted earnings before interest, income taxes, depreciation and amortization (Adjusted EBITDA)” is not a standardized measure defined by IFRS. Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, fair value gains or losses on investment properties and financial instruments, other expense relating to real estate transfer tax and loss on the sale of investment properties. For a further description of Adjusted EBITDA and a reconciliation to net income, see “Non-IFRS Performance Measures” in the MD&A, which description and reconciliation are incorporated by reference herein.

Teresa Neto, Chief Financial Officer

		2021 Performance Goals
Corporate Measure	Weight	Threshold		Target	Maximum	2021 Actual Performance	Calculated Performance Score
Modified AFFO(1) per Stapled Unit	60%	35%	$3.70	$3.90	$4.10	$3.93	Exceeded Target
Constant currency SPNOI – cash basis(2) (four quarter average)		15%	1.0%	2.6%	3.5%	3.6%	Exceeded Maximum
Average occupancy		5%	96.5%	98.0%	100.0%	99.3%	Exceeded Target
Net Debt(3) to Adjusted EBITDA(4) – end of year		10%	7.0x	6.5x	6.0x	6.6x	Below Target
Acquisitions, development and dispositions (absolute $)		20%	$700 million	$900 million	$1.2 billion	$1.140 billion	Exceeded Target
Successfully implemented uniform ERP platform across all regions		5%				All regions converted to new platform from legacy systems	Exceeded Target
ESG objectives		10%				Issued inaugural ESG+R report and deployed in excess of $173 million of green bond proceeds	Exceeded Target
Individual Performance Measure
Strategy Planning and Strategic Execution	40%	Global systems implementation – budget and forecasting capabilities, training and documentation standardization				The CGN Committee considered these specific performance measures and determined that the Chief Financial Officer’s targets were met or exceeded in 2021.
		Manage cash general and administrative costs as a percentage of revenue
		Execute financing transactions to effectively fund growth strategy
		IT initiatives — cybersecurity and incident response plan
		Improve internal management reporting and drive continued back-office efficiencies
		Enhance human resources policies including health & safety and compliance with local public health guidelines in respect of Covid-19

Total Target	100%					Achieved STIP bonus of 113% of base salary

Notes:

(1)	See note (1) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding Modified AFFO.

(2)	See note (2) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding Constant currency SPNOI – cash basis.

(3)	See note (3) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding Net Debt.

(4)

See note (4) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding Adjusted earnings before interest, income, taxes, depreciation and amortization (Adjusted EBITDA).

Lorne Kumer, Executive Vice President, Head of Global Real Estate

		2021 Performance Goals
Corporate Measure	Weight	Threshold		Target	Maximum	2021 Actual Performance	Calculated Performance Score
Modified AFFO(1) per Stapled Unit	60%	35%	$3.70	$3.90	$4.10	$3.93	Exceeded Target
Constant currency SPNOI – cash basis(2) (four quarter average)		15%	1.0%	2.6%	3.5%	3.6%	Exceeded Maximum
Average occupancy		5%	96.5%	98.0%	100.0%	99.3%	Exceeded Target
Net Debt(3) to Adjusted EBITDA(4) – end of year		10%	7.0x	6.5x	6.0x	6.6x	Below Target
Acquisitions, development and dispositions (absolute $)		20%	$700 million	$900 million	$1.2 billion	$1.140 billion	Exceeded Target
Successfully implemented uniform ERP platform across all regions		5%				All regions converted to new platform from legacy systems	Exceeded Target
ESG objectives		10%				Issued inaugural ESG+R report and deployed in excess of $173 million of green bond proceeds	Exceeded Target
Individual Performance Measure
Strategy Planning and Strategic Execution	40%	Oversee asset management, development and leasing				The CGN Committee considered these specific performance measures and determined that the Executive Vice President, Head of Global Real Estate’s targets were met or exceeded in 2021.
		Enhance capex management and tenant relations
		Oversight of Granite’s ESG initiatives
		Active engagement with stakeholders
Total Target	100%					Achieved STIP bonus of 113% of base salary

Notes:

(1)	See note (1) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding Modified AFFO.

(2)	See note (2) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding Constant currency SPNOI – cash basis.

(3)	See note (3) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding Net Debt.

(4)

See note (4) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding Adjusted earnings before interest, income, taxes, depreciation and amortization (Adjusted EBITDA).

Michael A. Ramparas, Executive Vice President, Global Real Estate and Head of Investments

		2021 Performance Goals
Corporate Measure	Weight	Threshold		Target	Maximum	2021 Actual Performance	Calculated Performance Score
Modified AFFO(1) per Stapled Unit	60%	35%	$3.70	$3.90	$4.10	$3.93	Exceeded Target
Constant currency SPNOI – cash basis(2) (four quarter average)		15%	1.0%	2.6%	3.5%	3.6%	Exceeded Maximum
Average occupancy		5%	96.5%	98.0%	100.0%	99.3%	Exceeded Target
Net Debt(3) to Adjusted EBITDA(4) – end of year		10%	7.0x	6.5x	6.0x	6.6x	Below Target
Acquisitions, development and dispositions (absolute $)		20%	$700 million	$900 million	$1.2 billion	$1.140 billion	Exceeded Target
Successfully implemented uniform ERP platform across all regions		5%				All regions converted to new platform from legacy systems	Exceeded Target
ESG objectives		10%				Issued inaugural ESG+R report and deployed in excess of $173 million of green bond proceeds	Exceeded Target
Individual Performance Measure
Strategy Planning and Strategic Execution	40%	Oversight of investments globally				The CGN Committee considered these specific performance measures and determined that the Executive Vice President, Global Real Estate and Head of Investment’s targets were met or exceeded in 2021.
		Support asset management, development and leasing
		Enhance organization and platform capabilities
		Active engagement with stakeholders
Total Target	100%					Achieved STIP bonus of 116% of base salary

Notes:

(1)	See note (1) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding Modified AFFO.

(2)	See note (2) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding Constant currency SPNOI – cash basis.

(3)	See note (3) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding Net Debt.

(4)

See note (4) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding Adjusted earnings before interest, income, taxes, depreciation and amortization (Adjusted EBITDA).

Lawrence Clarfield, Executive Vice President, General Counsel and Corporate Secretary

		2021 Performance Goals
Corporate Measure	Weight	Threshold		Target	Maximum	2021 Actual Performance	Calculated Performance Score
Modified AFFO(1) per Stapled Unit	50%	35%	$3.70	$3.90	$4.10	$3.93	Exceeded Target
Constant currency SPNOI – cash basis(2) (four quarter average)		15%	1.0%	2.6%	3.5%	3.6%	Exceeded Maximum
Average occupancy		5%	96.5%	98.0%	100.0%	99.3%	Exceeded Target
Net Debt(3) to Adjusted EBITDA(4) – end of year		10%	7.0x	6.5x	6.0x	6.6x	Below Target
Acquisitions, development and dispositions (absolute $)		20%	$700 million	$900 million	$1.2 billion	$1.140 billion	Exceeded Target
Successfully implemented uniform ERP platform across all regions		5%				All regions converted to new platform from legacy systems	Exceeded Target
ESG objectives		10%				Issued inaugural ESG+R report and deployed in excess of $173 million of green bond proceeds	Exceeded Target
Individual Performance Measure
Strategy Planning and Strategic Execution	50%	Effective oversight of regulatory compliance and overall risk management				The CGN Committee considered these specific performance measures and determined that the Executive Vice President, General Counsel and Corporate Secretary’s targets were met or exceeded in 2021.
		Provide effective governance support to management and the Board of Trustees
		Improve overall efficiency of legal department
		Support leasing, asset management, investments and developments
Total Target	100%					Achieved STIP bonus of 93% of base salary

Notes:

(1)	See note (1) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding Modified AFFO.

(2)	See note (2) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding Constant currency SPNOI – cash basis.

(3)	See note (3) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding Net Debt.

(4)

See note (4) in the table above under “— Kevan Gorrie, President and Chief Executive Officer” regarding Adjusted earnings before interest, income, taxes, depreciation and amortization (Adjusted EBITDA).

Modified AFFO

The reconciliation of net income attributable to stapled unitholders to Modified AFFO for the year ended December 31, 2021 is presented below:

(in millions, except per unit information)	Year ended December 31, 2021
Net income attributed to stapled unitholders	$1,310.0
Add (deduct):
Fair value gains on investment properties, net	($1,298.9)
Fair value losses on financial instruments	1.2
Loss on sale of investment properties	0.8
Current income tax expense associated with the sale of investment properties	5.1
Deferred income tax expense	229.0
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan	3.8
Maintenance or improvement capital expenditures incurred	(9.4)
Leasing commissions incurred	(2.5)
Tenant allowances incurred	(0.5)
Tenant incentive amortization	5.1
Straight-line rent amortization	(8.8)
Non-controlling interests relating to the above items	0.3
AFFO	$235.2

Add (deduct):
Early redemption premium related to the 3.788% Series 2 senior debentures due July 5, 2021	4.0
Accelerated amortization of credit facility deferred financing fees	0.5
Net operating income of dispositions not included in 2021 budget	0.6
Adjustment to US dollar-based AFFO to reflect the Canadian dollar to US dollar exchange rate of the 2021 Budget	6.7
Adjustment to Euro-based AFFO to reflect the Canadian dollar to Euro exchange rate of the 2021 Budget	4.5
Modified AFFO	$251.5

Per unit amount:
Diluted Modified AFFO per stapled unit	$3.93
Diluted weighted average number of stapled units	64.0

STIP RSU Program

Under a program introduced in 2022, all employees, including NEOs, may choose to receive up to 50% of their annual STIP bonus in restricted stapled units (“RSUs”), which are governed by the Executive Deferred Stapled Unit Plan, instead of in cash. To the extent that an employee makes such an election, Granite will make an additional RSU grant to the employee in an amount equal to 25% of the STIP amount received in RSUs. Such RSUs will vest over the three-calendar year period following the date of grant, with 1/3 of the RSUs (and any distribution-equivalent RSU grants thereon) being settled in December of each year. Vested RSUs will be settled by the issuance of a corresponding number of Stapled Units or the payment of cash equal to the market value of such number of Stapled Units. This voluntary program is intended to provide all employees, including NEOs, with the opportunity to increase their ownership of Stapled Units, thereby further aligning their interests with those of Unitholders. For a description of the Executive Deferred Stapled Unit Plan under which the RSUs are awarded, please see “— Equity Compensation Plan Information”.

Other Considerations in Respect of STIP Awards

In addition to the performance measurement categories noted above, the Board considered each NEO’s contribution to the overall performance of Granite in 2021 including the role of such NEO in the achievement of the factors discussed under “— Long-Term Incentive Plan (LTIP)”.

STIP – Summary Table

The following table summarizes the STIP award made to each NEO for 2021:

Executive	2021 Potential STIP Award (as a % of Base Salary)			2021 Actual STIP Award(1)
	Minimum	Target	Maximum	$ Value	% of Base Salary

Kevan Gorrie	0%	100%	200%	$1,130,400	141%

Teresa Neto	0%	75%	150%	$508,000	113%

Lorne Kumer	0%	75%	150%	$508,000	113%

Michael A. Ramparas	0%	75%	150%	$475,000	116%

Lawrence Clarfield(2)	0%	60%	120%	$325,000	93%

Notes:

(1)	See “— Other Considerations in Respect of STIP Awards” above.

(2)	Mr. Clarfield’s STIP for 2021 was based on his role as SVP, Legal Counsel.

Long-Term Incentive Plan (LTIP)

Granite’s LTIP is designed to achieve the following objectives:

i)	align employees’ financial interests with those of Unitholders, as the value of the awards are directly tied to Granite’s Stapled Unit price;

ii)	promote the long-term retention of key employees, through multi-year vesting; and

iii)	link compensation to long-term performance.

Under a LTIP program introduced in 2019, executives receive annual awards of restricted stapled units (“RSUs”) and performance stapled units (“PSUs”) on the basis of a percentage of base salary. This program is intended to retain executives and induce and reward behaviour that creates long-term value for Unitholders by aligning the interests of executives with those of Unitholders. In 2020, the Board approved changes to Granite’s executive compensation program to ensure that the program remains competitive with market practices for senior executives. The revised program, which became effective in 2021, is intended to further align executive compensation with Granite’s financial and operational performance by increasing the percentage of at-risk compensation and providing a significant portion of executive compensation in the form of LTIP awards tied to Granite’s longer-term objectives and performance. For 2021, based on the terms of the applicable employment agreement for each NEO, the annual LTIP grant levels and mix of RSUs and PSUs is as follows:

Executive	LTIP Grant (% of salary)	LTIP MIX
		Portion in RSUs	Portion in PSUs

Kevan Gorrie	115%	30%	70%

Teresa Neto	95%	37%	63%

Lorne Kumer	95%	37%	63%

Michael A. Ramparas	95%	37%	63%

Lawrence Clarfield	75%	47%	53%

Summary of RSUs and PSUs

The chart below summarizes the key features of the RSUs and PSUs granted to NEOs and other senior employees in 2021:

Key Features	RSUs	PSUs

Vesting Schedule	Annual vesting over three-year period

Cliff vesting

(upon the approval by the Board of Granite’s annual financial statements for the third calendar year following the date of grant, subject to achievement relative to performance measures, as specified below)

Grant/Award Determination	Grant amounts are provided for in each NEO’s employment agreement as a specified percentage of base salary

Performance Multiplier	None	Payouts can range from 0 – 200% of the target award value, based on achievement of set performance measures.

Performance Measurement	None

1) 50% – Granite’s Total Unitholder Return relative to the S&P/TSX Capped REIT Index over three years; and

2) 50% – Granite’s Net Asset Value (“NAV”) relative to NAV target established at time of grant, both as more particularly described below under “PSU Awards”.

Distributions	Units accrue credit for distributions

RSU Awards

The future value of the RSU awards tracks the value of Granite’s Stapled Units and the RSU awards generally do not fully vest until the conclusion of three years following the grant date. For a description of the Executive Deferred Stapled Unit Plan under which the RSUs are awarded, please see “— Equity Compensation Plan Information”.

The following table sets out the RSUs granted to each NEO for 2021:

Executive	RSU Grant Date Fair Value(1)(2)	Number of RSUs Awarded(2)
Kevan Gorrie	$280,000	3,579
Teresa Neto	$157,500	2,013
Lorne Kumer	$157,500	2,013
Michael A. Ramparas	$143,500	1,834
Lawrence Clarfield	$122,500	1,566

Note:

(1)

The grant date fair value of an RSU is equal to, in Canadian dollars, the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the grant date of the RSU. The value shown for these awards is the same as the grant date fair value without any adjustment for subsequent distribution-equivalent grants.

(2)	Excludes RSU grants awarded under the STIP RSU Program as set out in the “STIP RSU Program”.

PSU Awards

For 2021, Granite granted PSUs to each NEO in accordance with the provisions of Granite’s Executive Deferred Stapled Unit Plan. For a description of the Executive Deferred Stapled Unit Plan under which the PSUs are awarded, please see “— Equity Compensation Plan Information”.

Such PSUs represent the right to receive, as determined by the CGN Committee, either Stapled Units (including accrued distribution equivalents) or a cash payment having an equivalent market value to the Stapled Units subject to the award when such PSUs vest in 2024 on the date on which the Board approves Granite’s 2023 annual financial statements, in each case after taking into account the applicable performance multiplier. A performance multiplier of 0% to 200% of the target will be applied to determine the final number of vested PSUs. Such performance multiplier will be the average of two separate multipliers determined by reference to two metrics, weighted equally and calculated on a per Stapled Unit basis, as follows:

●

Total Unitholder return (“TUR”) of Granite vs. total unitholder return of the S&P/TSX Capped REIT Index: 50% weighting will be given to Granite’s TUR compared to the TUR achieved by the constituents of the S&P/TSX Capped REIT Index (or its successor in the event S&P/TSX revises the Index) for the period commencing on the grant date and ending December 31, 2023.

o	This multiplier will be based on Granite’s total return percentile ranking within the constituents of the S&P/TSX Capped REIT Index and calculated as follows:

Percentile	< 25th percentile	≥ 25th percentile or ≤ 75th percentile	> 75th percentile
Multiplier in respect of the TUR test	0%	0% to 200% (calculated linearly)	200%

●

Net Asset Value: 50% weighting will be given to Granite’s NAV at vesting compared to a target NAV of $77.00 per Stapled Unit less aggregate current income tax paid or payable per Stapled Unit on asset sales during the vesting period (the “Target NAV”).

o	This multiplier is calculated as follows:

Achievement	< Threshold(1)	≥ Threshold (1) or < Maximum(2)	≥ Maximum(2)
Multiplier in respect of the NAV test	0%	0% to 200% (calculated linearly)	200%

Notes:

(1)

“Threshold” means an actual NAV figure of 90% of the Target NAV. In the event Granite elects to declare a special distribution in certain circumstances, the NAV per unit shall be adjusted by any cash component of such special distribution.

(2)

“Maximum” means an actual NAV figure of 110% of the Target NAV. In the event Granite elects to declare a special distribution in certain circumstances, the NAV per unit shall be adjusted by any cash component of such special distribution.

The following table sets out the PSUs granted to each NEO for 2021:

Executive	PSU Grant Date Fair Value(1)	Number of Units Awarded	Vesting Date
Kevan Gorrie	$640,000	8,179	The date in 2024 on which the Board approves Granite’s 2023 annual financial statements.
Teresa Neto	$270,000	3,451
Lorne Kumer	$270,000	3,451
Michael A. Ramparas	$246,000	3,144
Lawrence Clarfield	$140,000	1,790

Note:

(1)

The grant date fair value of a PSU is equal to, in Canadian dollars, the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the grant date of the PSU. The value shown for these awards is the same as the grant date fair value without any adjustment for subsequent distribution-equivalent grants.

Perquisites and Other Benefits

Perquisites and other benefits do not represent a significant portion of the overall compensation of Granite’s executives. The perquisites provided to the executives in 2021 included health benefits and other limited, customary executive perquisites.

Employment Agreements

Each NEO currently employed by Granite is party to an employment agreement with Granite. Each such employment agreement establishes the NEO’s base salary and right to participate in Granite’s STIP, LTIP and benefit programs and provides for certain payments and benefits on their involuntary termination without cause.

Each such NEO is required by his or her employment agreement not to solicit employees of Granite and certain other individuals for 12 months following the termination of his or her employment. Pursuant to their employment agreements, all NEOs are also required to maintain the confidentiality of Granite’s confidential information. The employment agreement of each NEO also restricts the NEO from engaging in certain activities that would be competitive with Granite’s business for a period of six months after the end of his or her active employment with Granite.

For amounts payable to NEOs on a change of control or the termination of their employment, see “— Change of Control and Termination Provisions”.

Cost of Management

The following table shows Granite’s cost of management ratios, representing the total of all compensation paid or awarded to the President and CEO and to the NEOs (including the President and CEO) as reflected in the Summary Compensation Table in Granite’s management information circular in respect of each indicated year, expressed as a percentage of both Granite’s FFO and market capitalization.

Cost of Management, $ millions		2021	2020(1)	2019(2)

Total CEO compensation	A	2.9	3.1	2.9

Total NEO compensation	B	8.0	7.4	6.3

FFO(2)	C	251.3	225.4	177.5

Market capitalization as of December 31(3)	D	6,924.2	4,805.5	3,566.4

CEO Compensation:

Cost of management ratio (based on FFO)	A/C	1.13%	1.38%	1.62%

Cost of management ratio (based on market capitalization)	A/D	0.04%	0.06%	0.08%

NEO Compensation(4)

Cost of management ratio (based on FFO)	B/C	3.18%	3.28%	3.55%

Cost of management ratio (based on market capitalization)	B/D	0.12%	0.15%	0.18%

Notes:

(1)

2019 Total NEO compensation excludes (i) severance and other payments totaling $2.2 million made to Granite’s former CFO, Ilias Konstantopoulos, as a result of his departure on May 30, 2019, and (ii) a one-time $400,000 RSU grant made to Ms. Neto in connection with her appointment as Chief Financial Officer on July 8, 2019.

(2)

Funds from operations (“FFO”) is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Figures shown for Granite’s peer group represent FFO as reported by such issuers; however, since non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers, and each issuer may calculate FFO differently. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) guidance on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 and as subsequently amended. Granite considers FFO to be a meaningful supplemental measure that can be used to determine Granite REIT’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure. FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS. For a further description of FFO and a reconciliation to net income, see “Non-IFRS Performance Measures” and “Results of Operations – Operating Results – Funds From Operations and Adjusted Funds From Operations” in the MD&A, which description and reconciliation are incorporate herein by reference.

(3)	Represents the total number of outstanding Stapled Units divided by the closing price of the Stapled Units on the TSX as at December 31 of each year.

(4)

NEO compensation for 2019 to 2021 includes compensation paid to Mr. Ramparas and Mr. Clarfield in each of those years. Mr Ramparas and Mr. Clarfield became NEOs for the first time in 2020 and their compensation was therefore not included in NEO compensation previously disclosed for 2019.

President and CEO Compensation – Look-Back Table

A primary objective of Granite’s compensation program is to align executive compensation with the financial interests of Unitholders. The following chart compares the grant date value of compensation awarded to the President and CEO with the actual value realized (or realizable) in respect of such compensation. The chart also compares the compensation earned by the President and CEO from 2019 to 2021 to the total cumulative Unitholder return over the same period.

			Value of $100
Year	Total Direct Compensation Awarded (1)	Actual Total Compensation Realized or Realizable as at December 31, 2021(2)	Period	President & Chief Executive Officer(3)	Unitholder(4)

2019	$2,877,840	$4,240,535	January 1 – December 31, 2019	$147	$159

2020	$3,114,400	$3,717,400	January 1 – December 31, 2020	$119	$123

2021	$2,850,400	$3,209,909	January 1 – December 31, 2021	$113	$140

			Average	$129	$146

Notes:

(1)	Includes salary, short-term cash incentive payments, and long-term incentive compensation awarded during the period indicated (as reflected in the Summary Compensation Table).

(2)

Actual compensation realized (or realizable) includes base salary, short-term cash incentive payments, the value of RSUs and PSUs, plus the accumulated re-invested distributions applicable, and in the case of PSUs, reflects the performance factor applicable, that vested in respect of grants received in the period indicated, and the fair value of unvested RSUs and PSUs outstanding relating to the grants received in respect of the period indicated, plus the accumulated re-invested distribution applicable. Fair value has been determined by multiplying the outstanding RSUs and PSUs with the closing price of the Units as at December 31, 2021 of $105.40. The outstanding unvested PSUs are included at a multiple of one.

(3)	Represents the actual value realized (or realizable) as at December 31, 2021 for each $100 awarded to the CEO in total direct compensation during the respective period indicated.

(4)	Represents the cumulative value as at December 31, 2021 of a $100 investment in Units made on the first day of the period indicated, assuming the reinvestment of distributions.

Performance Graph

The following graph compares the total cumulative Unitholder return for the period from December 31, 2016 to December 31, 2021 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Capped REIT Index for such period.

Cumulative Total Returns

Value of $100.00 Invested on December 31, 2016

Fiscal Period End	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021

Granite REIT Stapled Units(1)	$100.00	$115.88	$132.58	$171.90	$211.41	$296.26

S&P/TSX Composite Index(1)	$100.00	$109.08	$99.39	$122.14	$128.99	$161.43

S&P/TSX Capped REIT Index(1)	$100.00	$109.85	$116.79	$143.41	$124.65	$168.42

Note:

(1)	Values herein represent total return with dividends and distributions reinvested.

The trends identified by the performance graph above show a strong cumulative Unitholder return since December 31, 2016 and that the Stapled Units have significantly outperformed the total returns of the S&P/TSX Composite Index and the S&P/TSX Capped REIT Index during that period. The total cumulative return from December 31, 2016 to December 31, 2021 for $100.00 invested in Stapled Units was $296.26, compared to $161.43 for the S&P/TSX Composite Index and $168.42 for the S&P/TSX Capped REIT Index.

Between January 1, 2017 and December 31, 2021, the total cumulative return to Unitholders per $100.00 invested, as a percentage, has been significantly greater than the percentage increase in average compensation paid to NEOs in 2021 as compared to 2017. As noted above, Granite’s compensation philosophy is in part intended to align executive interests with those of Unitholders by emphasizing “at-risk” compensation tied to Granite’s Stapled Unit price. Part of the total compensation for all NEOs has been paid in RSUs and, beginning in 2018 for the President and CEO, and in 2019 for all other NEOs, PSUs. These types of compensation provide a direct alignment of Management and Unitholder interests. Furthermore, one of the metrics used in the calculation of the payout value of the PSUs (and, previously, in the determination of payments under the STIP) has been Granite’s total Unitholder return in a given period compared to the total return of the S&P/TSX Capped REIT Index over the same period.

Summary Compensation Table

The following table provides information respecting compensation received in or in respect of the financial years ended December 31, 2021, 2020 and 2019 by each of Granite’s NEOs.

	Year	Salary ($)	Share- Based Awards ($)(1)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)(3)	All Other Compensation ($)(4)	Total Compensation ($)
Name and Principal Position					Annual Incentive Plans(2)	Long-Term Incentive Plans

Kevan Gorrie President and Chief Executive Officer	2021	800,000	920,000	—	1,130,400	—	—	—	2,850,400
	2020	800,000	920,000	—	1,394,400	—	—	—	3,114,400
	2019	800,000	920,000	—	1,157,840	—	—	—	2,877,840

Teresa Neto Chief Financial Officer	2021	450,000	459,250	—	508,000	—	—	9,278	1,426,528
	2020	425,000	318,750	—	500,000	—	—	9,077	1,252,827
	2019	204,599(5)	554,275(6)	—	183,776	—	—	—	942,650

Lorne Kumer Executive Vice President, Head of Global Real Estate	2021	450,000	452,900	—	508,000	—	—	9,278	1,420,178
	2020	425,000	318,750	—	500,000	—	—	9,077	1,252,827
	2019	425,000	396,490(7)	—	370,133	—	—	8,833	1,200,456
Michael A. Ramparas Executive Vice President, Global Real Estate and Head of Investments	2021	410,000	425,125	—	475,000	—	—	9,276	1,319,401
	2020	360,000	216,000	—	380,000	—	—	9,077	965,077
	2019	325,000	244,492(8)	—	236,535	—	—	8,833	814,860
Lawrence Clarfield(9) Senior Vice President, Legal Counsel and Corporate Secretary	2021	350,000	282,813	—	325,000	—	—	9,277	967,090
	2020	315,000	189,000	—	300,000	—	—	9,077	813,077
	2019	275,000	206,919(10)	—	200,145	—	—	8,250	690,314

Notes:

(1)

Share-based awards represent grants of RSUs and PSUs under the Executive Deferred Stapled Unit Plan, as determined by the Board. The grant date fair value of an RSU and a PSU is equal to, in Canadian dollars, the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the grant date of the RSU or PSU. The Executive Deferred Stapled Unit Plan provides for the accrual of distribution-equivalent amounts based on distributions paid on the Stapled Units. The value shown for these awards is the same as the grant date fair value without any adjustment for subsequent distribution-equivalent grants. See “— Long-Term Incentive Plan (LTIP)”. Under a program introduced in 2022, NEOs may choose to receive up to 50% of their annual STIP bonus in RSUs instead of in cash. To the extent that a NEO makes such an election, Granite will make an additional RSU grant in an amount equal to 25% of the STIP amount received in RSUs. As a result of elections by Granite’s NEOs under this program, Granite made additional RSU grants to Granite’s NEOs in the following amounts: to Mr. Gorrie, $nil; Ms. Neto, $31,750 (6.25% of 2021 STIP bonus); Mr. Kumer, $25,400 (5.0% of 2021 STIP bonus); Mr. Ramparas, $35,625 (7.5% of 2021 STIP bonus) and Mr. Clarfield, $20,313 (6.25% of 2021 STIP bonus). These additional RSU amounts are included in the figures shown in this column.

(2)

Generally, each NEO is awarded an annual cash bonus based on Granite’s compensation practices and policies, as described above under “— Short-Term Incentive Plan (STIP)”. Cash bonuses relating to performance during 2021 were paid as a lump sum in the first quarter of 2022. Under a program introduced in 2022, executives may choose to receive up to 50% of their annual STIP bonus in RSUs. In respect of the 2021 STIP, Granite’s NEOs elected to receive, in lieu of cash in the following specified amounts and percentages, additional RSUs under the Executive Deferred Stapled Unit Plan: Mr. Gorrie, $nil (0% of 2021 STIP bonus); Ms. Neto, $127,000 (25% of 2021 STIP bonus); Mr. Kumer, $101,600 (20% of 2021 STIP bonus); Mr. Ramparas, $142,500 (30% of 2021 STIP bonus) and Mr. Clarfield, $81,250 (25% of 2021 STIP bonus). These RSU amounts are not included in the figures shown in the “Share-Based Awards” column above, which represent amounts that are required to be paid in RSUs or PSUs pursuant to Granite’s executive compensation program.

(3)

None of the NEOs participate in any defined benefit, defined contribution, actuarial, or any other form of plan provided by Granite that provides for payments or benefits at, following, or in connection with, retirement.

(4)

Perquisites and other personal benefits for each NEO did not exceed the lesser of $50,000 or 10% of his or her respective total annual salary during 2019, 2020 or 2021. For Ms. Neto, Mr. Kumer, Mr. Ramparas and for Mr. Clarfield, the amounts reflect Granite’s contribution towards the NEO’s registered retirement savings plan.

(5)	Ms. Neto was appointed Chief Financial Officer effective July 8, 2019. On an annualized basis for 2019, Ms. Neto’s base salary would have been $425,000.

(6)

Pursuant to her employment agreement, upon joining Granite, Ms. Neto was awarded a one-time special RSU grant of $400,000 on the basis of various criteria, including to offset compensation Ms. Neto forfeited by changing employers in 2019. Such RSUs vest or vested as to one-third of the total amount on each of August 12, 2020, August 12, 2021, and August 12, 2022.

(7)

In addition to Mr. Kumer’s annual LTIP entitlement equal to 75% of his base salary, in conjunction with entering into his amended employment agreement in 2019, he received a one-time grant of RSUs and PSUs with a grant date value of $77,740.

(8)

In addition to Mr. Ramparas’ annual LTIP entitlement equal to 60% of his base salary, in conjunction with entering into his amended employment agreement in 2019, he received a one-time grant of RSUs and PSUs with a grant date value of $49,492.

(9)	Mr. Clarfield was appointed Executive Vice President, General Counsel and Corporate Secretary effective January 1, 2022.

(10)

In addition to Mr. Clarfield’s annual LTIP entitlement equal to 60% of his base salary, in conjunction with entering into his amended employment agreement in 2019, he received a one-time grant of RSUs and PSUs with a grant date value of $41,919.

Incentive Plan Awards

Outstanding Share-Based Awards

The following table provides information regarding the incentive plan awards outstanding as of December 31, 2021 for each NEO. There are no option-based awards outstanding as of December 31, 2021 for NEOs.

Name	Number of Shares or Units of Shares that Have Not Vested (#)(1)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(2)

Kevan Gorrie President and Chief Executive Officer	55,566	$4,348,595	-

Teresa Neto Chief Financial Officer	11,835	$926,207	-

Lorne Kumer Executive Vice President, Head of Global Real Estate	17,444	$1,365,167	-

Michael A. Ramparas Executive Vice President, Global Real Estate and Head of Investments	9,860	$771,644	-

Lawrence Clarfield Executive Vice President, General Counsel and Corporate Secretary	8,341	$652,767	-

Notes:

(1)

The numbers in this column represent entitlements under the Executive Deferred Stapled Unit Plan and include share-based awards that were received as distribution equivalents payable on share-based awards. References to “shares” should be read as references to “Stapled Units”.

(2)

The indicated value is calculated, in Canadian dollars, by multiplying the five-day volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding December 31, 2021, which was $105.2274, by the applicable number of RSUs and PSUs. Subject to blackout restrictions, vested RSUs and PSUs are generally settled within 60 days.

Value Vested or Earned During the Year

The following table provides information regarding all option-based or share-based awards that have vested, and all non-equity incentive plan compensation earned, during the financial year ended December 31, 2021.

Name	Option-based awards- Value vested during the year ($)(1)	Share-based awards — Value vested during the year ($)(2)	Non-equity incentive plan compensation-Value vested during the year ($)(3)

Kevan Gorrie President and Chief Executive Officer	-	2,570,447	1,130,400

Teresa Neto Chief Financial Officer	-	289,624	508,000

Lorne Kumer Executive Vice President, Head of Global Real Estate	-	467,363	508,000

Michael A. Ramparas Executive Vice President, Global Real Estate and Head of Investments	-	221,283	475,000

Lawrence Clarfield Executive Vice President, General Counsel and Corporate Secretary	-	188,865	325,000

Notes:

(1)	No options have been granted under the stock option plan since August 10, 2010. Granite no longer grants stock options under the stock option plan.

(2)

The indicated value is calculated, in Canadian dollars, by multiplying the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the vesting date of the RSUs and PSUs by the number of vested RSUs and PSUs. In 2021, PSUs vested as set out in the “Payout of 2018 PSU Award” table below.

(3)	These are the same amounts as disclosed under the “Annual Incentive Plans” column in the Summary Compensation Table above.

Payout of 2018 PSU award

The 2018 PSU grant for the performance period of August 1, 2018 to December 31, 2020 was paid out on March 18, 2021.

Mr. Gorrie received a total payout of 199.9 percent on the award. The table below shows the difference between the actual payout value and the target grant value for Mr. Gorrie.

Note:

(1)

The market share price of a PSU is equal to, in Canadian dollars, by multiplying the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units was traded on the relevant days during the five trading days immediately preceding the vesting date of the PSUs by the number of vested PSUs.

How we calculated the 2018 performance factor

The PSU performance factor for the period from August 1, 2018 to December 31, 2020 is 199.9 percent, as shown in the table below. The payout value has been calculated in accordance with the terms of the Executive Deferred Stapled Unit Plan and the 2018 PSU award agreement.

PSU performance measures	Threshold	Target (100%)	Maximum (200%)	PSU Result	Weighting	PSU performance factor

3-year Total Unitholder Return (“TUR”) compared to S&P/TSX Capped REIT Index	<25th percentile	50th percentile	>75th percentile	TUR 59.7% 90th percentile	50%	200%

Net Asset Value (NAV) per Unit	90% of target	$65.00 per unit	110% of target	$71.33 per unit	50%	199.8%

PSU performance factor	199.9%

Change of Control and Termination Provisions

The employment agreements entered into with each NEO contain the termination and change in control benefits that are summarized below. For a table setting out the estimated termination and change of control payments that would be payable by Granite if the triggering event occurred on December 31, 2021, see “— Summary of Change of Control and Termination Benefits” below. See also “— Employee Agreements” for more details.

Change of Control Benefits

The change of control provisions in the employment agreement for Mr. Gorrie provide that if Granite terminates Mr. Gorrie’s employment without just cause following a “Change in Control” (generally defined as (i) the acquisition of more than 50% of the equity securities of Granite by a third party, (ii) the sale of all or substantially all of the assets of Granite to a third party, (iii) the receipt of all necessary approvals to authorize the dissolution and liquidation of Granite, or (iv) in connection with a contested election of directors, persons who were directors of Granite before such election ceasing to constitute a majority of the Board), then he will be entitled to receive base salary, medical and other benefits, expenses and accrued vacation up to the last day of his employment; a STIP award, based on his target STIP award, on a pro rata basis up to the last day of his employment; and a payment equal to 18 months’ compensation plus two months’ compensation for each year of completed service, to a maximum of 24 months’ compensation after three years of completed service. “Compensation”, for the purpose of the prior sentence, means (a) Mr. Gorrie’s base salary; (b) the greater of (x) his STIP award in respect of the most recent year, and (y) the average of his STIP awards in respect of the most recent two completed years; and (c) the regular annual LTIP award provided for in Mr. Gorrie’s employment agreement (calculated, in respect of PSUs, at 100%, i.e. without any increase or decrease on the basis of performance conditions). Upon such a termination, any unvested RSUs and PSUs will vest immediately, provided that in respect of RSUs and PSUs awarded in the year in which such termination occurs, a pro rata portion of the RSUs and PSUs, calculated on the basis of the portion of the calendar year remaining after such termination, will expire unvested. PSUs that vest in such circumstances will vest giving effect to any increase or decrease in Mr. Gorrie’s entitlement in respect to such PSUs on the basis of the performance conditions of such PSUs up to the date of termination.

The change of control provisions in the employment agreements for Ms. Neto, Mr. Kumer, Mr. Ramparas and Mr. Clarfield provide that if Granite terminates the NEO’s employment without just cause following a “Change in Control” (generally defined as (i) the acquisition of more than 50% of the equity securities of Granite by a third party, (ii) the sale of all or substantially all of the assets of Granite to a third party, or (iii) an event that the Board determines to be a change in control), then such NEO will be entitled to receive base salary, medical and other benefits, expenses and accrued vacation up to the last day of such NEO’s employment; a STIP award, based on such NEO’s target STIP award (or in the case of Mr. Ramparas and Mr. Clarfield not less than 50% of his base salary), on a pro rata basis up to the last day of such NEO’s employment; and a payment equal to 18 months’ compensation in the case of Ms. Neto, 24 months’ compensation in the case of Mr. Kumer and effective in 2022, 18 months’ compensation in the case of Mr. Ramparas and 18 months’ compensation in the case of Mr. Clarfield. “Compensation”, for the purpose of the prior sentence, means (a) such NEO’s base salary; (b) a STIP award equal the greater of (x) the NEO’s STIP award in respect of the most recent year, and (y) the average of the NEO’s STIP awards in respect of the most recent two completed years; and (c) the regular annual LTIP award provided for in such NEO’s employment agreement (calculated, in respect of PSUs, at 100%, i.e., without any increase or decrease on the basis of performance conditions). Upon such a termination, any unvested RSUs and PSUs will vest immediately, provided that in respect of RSUs and PSUs awarded in the year in which such termination occurs, a pro rata portion of the RSUs and PSUs, calculated on the basis of the portion of the calendar year remaining after such termination, will expire unvested. PSUs that vest in such circumstances will vest giving effect to any increase or decrease in the NEO’s entitlement in respect to such PSUs on the basis of the performance conditions of such PSUs up to the date of termination.

Termination Benefits

Upon any termination of Mr. Gorrie’s employment, his employment agreement provides that he is entitled to receive his base salary, medical and other benefits, expenses and accrued vacation up to the last day of his employment.

Mr. Gorrie’s employment agreement provides that Mr. Gorrie may resign, or his employment may be terminated by Granite for just cause, without any additional payments or benefits, other than the foregoing. If Mr. Gorrie terminates his employment for “good reason”, or if Granite terminates his employment without cause or because of a disability that has caused him to be unable to fulfil his duties, Mr. Gorrie would be entitled to receive a STIP award, based on his target STIP award, on a pro rata basis up to the last day of his employment, as well as a payment equal to 18 months’ compensation plus two months’ compensation for each year of completed service, to a maximum of 24 months’ compensation after three years of completed service. “Compensation”, for the purpose of the prior sentence, means (a) Mr. Gorrie’s base salary; (b) the greater of (x) his STIP award in respect of the most recent year, and (y) the average of this STIP awards in respect of the most recent two completed years; and (c) the regular annual LTIP award provided for in Mr. Gorrie’s employment agreement (calculated, in respect of PSUs, at 100%, i.e., without any increase or decrease on the basis of performance conditions). Upon such a termination, any unvested RSUs and PSUs will vest immediately, provided that (a) in respect of RSUs and PSUs awarded in the year in which such termination occurs, a pro rata portion of the RSUs and PSUs, calculated on the basis of the portion of the calendar year remaining after such termination, will expire unvested; and (b) in the case of termination because of the occurrence of a disability, any outstanding RSUs issued as a signing bonus will vest on a pro rata basis, calculated with regard to the period of time between the date on which such RSUs most recently vested and the last day of employment. PSUs that vest in such circumstances will vest giving effect to any increase or decrease in the executive’s entitlement in respect to such PSUs on the basis of the performance conditions of such PSUs up to the date of termination.

For purposes of Mr. Gorrie’s employment agreement, “good reason” means the occurrence of any of the following: (i) the assignment to Mr. Gorrie of any duties materially inconsistent with Mr. Gorrie’s position, duties and responsibilities with Granite, except in connection with the termination of Mr. Gorrie’s employment for just cause; (ii) any material reduction in Mr. Gorrie’s base salary, benefits or perquisites; (iii) a material reduction in Mr. Gorrie’s ability to earn incentive compensation or bonuses, excluding a reduction caused by the failure of Mr. Gorrie to meet incentive compensation targets or goals, and except where Granite provides a comparable form of remuneration; (iv) the location of Granite’s facilities where Mr. Gorrie is based is relocated more than 100 kilometers from its current location and more than 100 kilometers from Mr. Gorrie’s current residence; (v) Mr. Gorrie is no longer reporting to the Board or is not nominated for election as a director at any annual general meeting of shareholders of Granite GP; and (vi) the removal of duties from Mr. Gorrie in his capacity as CEO which are inconsistent with the duties of a CEO of a public real estate investment trust.

Upon any termination of Ms. Neto’s, Mr. Kumer’s, Mr. Ramparas’ or Mr. Clarfield’s employment, their respective employment agreements provide that they are entitled to receive their base salary, medical and other benefits, expenses and accrued vacation up to the last day of their employment.

The employment agreements of each of Ms. Neto, Mr. Kumer, Mr. Ramparas and Mr. Clarfield provide that they may resign, or their employment may be terminated by Granite for just cause, without any additional payments or benefits, other than the foregoing. If Ms. Neto, Mr. Kumer, Mr. Ramparas or Mr. Clarfield terminate their employment for “good reason”, or if Granite terminates their employment without cause or because of a disability that has caused them to be unable to fulfil their respective duties, then such NEO will be entitled to receive base salary, medical and other benefits, expenses and accrued vacation up to the last day of his or her employment; a STIP award, based on such NEO’s target STIP award (or in the case of Mr. Ramparas and Mr. Clarfield not less than 50% of his base salary), on a pro rata basis up to the last day of his or her employment; and a payment equal to 18 months’ compensation in the case of Ms. Neto, 24 months’ compensation in the case of Mr. Kumer and effective in 2022, 18 months’ compensation in the case of Mr. Ramparas and 18 months’ compensation in the case of Mr. Clarfield. “Compensation”, for the purpose of the prior sentence, means (a) such NEO’s base salary; (b) a STIP award equal to the greater of (x) the NEO’s STIP in respect of the most recent year, and (y) the average of the NEO’s STIP awards in respect of the most recent two completed years; and (c) the regular annual LTIP award provided for in such NEO’s employment agreement (calculated, in respect of PSUs, at 100%, i.e., without any increase or decrease on the basis of performance conditions). Upon such a termination, any unvested RSUs and PSUs will vest immediately, provided that in respect of RSUs and PSUs awarded in the year in which such termination occurs, a pro rata portion of the RSUs and PSUs, calculated on the basis of the portion of the calendar year remaining after such termination, will expire unvested. PSUs that vest in such circumstances will vest giving effect to any increase or decrease in the executive’s entitlement in respect to such PSUs on the basis of the performance conditions of such PSUs up to the date of termination.

For purposes of the employment agreements of Ms. Neto, Mr. Kumer, Mr. Ramparas and Mr. Clarfield, “good reason” means the occurrence of any of the following: (i) the assignment to such NEO, of any duties materially inconsistent with the NEO’s position, duties and responsibilities with Granite, except in connection with the termination of the NEO’s employment; (ii) any material reduction in the NEO’s base salary, benefits or perquisites; (iii) a material reduction in the NEO’s ability to earn incentive compensation or bonuses, excluding a reduction caused by the failure of the NEO or Granite to meet incentive compensation targets or goals, and except where Granite provides a comparable form of remuneration; (iv) the location of Granite’s facilities where the NEO is based is relocated more than 100 kilometers from its current location and more than 100 kilometers from the NEO’s current residence; (v) the NEO is no longer reporting to the CEO; (vi) in the case of Ms. Neto, the removal of duties from Ms. Neto in her capacity as Chief Financial Officer which are inconsistent with the duties of a Chief Financial Officer of a public real estate investment trust; (vii) in the case of Mr. Kumer, the removal of material duties or responsibilities from his role; (viii) in the case of

Mr. Kumer, Granite GP or Granite REIT is no longer a reporting issuer; (ix) in the case of Mr. Ramparas, the removal of duties from Mr. Ramparas in his capacity as Executive Vice President, Global Real Estate and Head of Investments which are inconsistent with the duties of an Executive Vice President, Global Real Estate and Head of Investments of a public real estate investment trust; and (x) in the case of Mr. Clarfield, the removal of duties from Mr. Clarfield in his capacity as Executive Vice President, General Counsel and Corporate Secretary which are inconsistent with the duties of a Executive Vice President, General Counsel and Corporate Secretary of a public real estate investment trust.

Summary of Change of Control and Termination Benefits

The following table provides details regarding the estimated payments to each of the NEOs currently employed by Granite (i) in the event of termination (without cause) on December 31, 2021 in connection with a “Change of Control” as described above, and (ii) in the event of termination by Granite (without cause) on December 31, 2021 other than in connection with a Change of Control.

Name	Estimated Change of Control Termination Payment ($)(1)	Estimated Termination Payment ($)(1)

Kevan Gorrie President and Chief Executive Officer	6,764,800	6,764,800

Teresa Neto Chief Financial Officer	2,415,750	2,415,750

Lorne Kumer Executive Vice President, Head of Global Real Estate	3,108,500	3,108,500

Michael A. Ramparas Executive Vice President, Global Real Estate and Head of Investments	1,900,625	1,900,625

Lawrence Clarfield Executive Vice President, General Counsel and Corporate Secretary	1,381,875	1,381,875

Note:

(1)	In addition, all unvested RSUs or other unvested equity-based compensation will accelerate and vest.

Equity Compensation Plan Information

The following table provides information on Granite’s equity compensation plans as at December 31, 2021.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options or Upon Settlement of Share Rights	Weighted-Average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities to be Issued upon Exercise of Outstanding Options or Upon Settlement of Share Rights)

Stock option plan approved by securityholders(1)	—	—	1,886,544

Executive Deferred Stapled Unit Plan approved by securityholders	128,233	—	608,870

Total	128,233	—	2,495,414

Note:

(1)	No options have been granted under the stock option plan since August 10, 2010. Granite no longer grants stock options under the stock option plan.

Description of the Executive Deferred Stapled Unit Plan

The following is a summary of the material features of the Executive Deferred Stapled Unit Plan.

Effective August 7, 2011, the board of directors of Granite Co. adopted the Executive Share Unit Plan (now the Executive Deferred Stapled Unit Plan), which is designed to provide equity-based compensation in the form of deferred stapled units to employees of Granite or any of Granite’s subsidiaries, partnerships, trusts or other controlled entities who are, by the nature of their position or job, in a position to contribute to the success of Granite (the “Participants”) as determined by the CGN Committee. The Executive Deferred Stapled Unit Plan was approved by the shareholders of Granite Co. at the annual general and special meeting held on June 13, 2012 and was amended and restated on March 9, 2022 by the Board of Granite to allow for a grant agreement to govern the vesting of a RSU or PSU award if so determined by the Boards.

The Executive Deferred Stapled Unit Plan entitles a Participant to receive grants of deferred stapled units (“Grants”), at the discretion of the CGN Committee, in the form of PSUs (each representing the right to receive one Stapled Unit or the market value thereof for each PSU that vests as described below under “— Vesting and Settlement”) or RSUs (each representing the right to receive one Stapled Unit or the market value thereof as described below under “— Vesting and Settlement” and “— Grant Terms”), which will vest either after the attainment of certain performance conditions (in the case of PSUs) or after a continuous period of employment (in the case of RSUs). The specific vesting conditions for each PSU or RSU shall be determined by the CGN Committee and approved by the Board.

Purposes of the Plan

The purposes of the Executive Deferred Stapled Unit Plan are to promote a further alignment of interests between employees and the Unitholders; to associate a portion of employees’ compensation with the returns achieved by Unitholders; and to recruit and retain employees with the knowledge, experience and expertise required by Granite.

Securities Issuable

Up to 1,000,000 previously unissued Stapled Units may be issued under the Executive Deferred Stapled Unit Plan, representing approximately 1.52% of Granite’s outstanding Stapled Units as of December 31, 2021. As at December 31, 2021, 248,365 Stapled Units had been issued under settled RSUs and PSUs, and 128,233 Stapled Units were issuable under outstanding RSUs and PSUs, representing approximately 0.38%, and 0.20%, respectively, of the number of outstanding Stapled Units. Accounting for RSUs and PSUs previously settled, and assuming the settlement of all outstanding RSUs and PSUs in previously unissued Stapled Units, 608,870 Stapled Units remain available to be issued under the Executive Deferred Stapled Unit Plan as of December 31, 2021, representing approximately 0.93% of Granite’s outstanding Stapled Units as of December 31, 2021.

The “burn rate” (calculated by dividing the number of awards granted during the applicable year, by the weighted average number of basic securities outstanding for the applicable year) for the Executive Deferred Stapled Unit Plan was 0.09% in 2021, 0.09% in 2020 and 0.12% in 2019.

No one Participant may receive any Grants which together with all Grants then held by such Participant would permit such Participant to be issued a number of Stapled Units which would be greater than 1% of all Stapled Units outstanding. In addition: (i) the number of Stapled Units issuable to insiders of Granite at any time, under all security-based compensation arrangements of Granite, shall not exceed 10% of the total outstanding Stapled Units; and (ii) the number of Stapled Units issued to any insiders, within any one year period, under all security based compensation arrangements of Granite, shall not exceed 10% of the total outstanding Stapled Units.

Grant Terms

The CGN Committee determines the terms and conditions of Grants to any Participant, including, without limitation: the type of deferred stapled unit; the number of RSUs or PSUs subject to a Grant; the vesting period(s) applicable to a Grant; the conditions to the vesting of any deferred stapled units granted, including terms relating to performance conditions to be met or conditions relating to continued service with Granite or its affiliate; any multiplier that may apply to deferred stapled units subject to a Grant in connection with the achievement of vesting conditions and which may result in the number of deferred stapled units that vest being more or less than the number of deferred stapled units included in the Grant at the time the Grant is made; the performance period for PSUs and the conditions, if any, upon which vesting of any deferred stapled unit will be waived or accelerated without any further action by the CGN Committee; the circumstances in which a deferred stapled unit shall be forfeited or cancelled or expire; the consequences of a grantee’s termination with respect to a deferred stapled unit; whether and the terms upon which any Stapled Units delivered upon exercise or settlement of a deferred stapled unit must continue to be held by a Participant for any specified period; and whether and the extent to which any performance conditions or other criteria applicable to the vesting of a deferred stapled unit have been satisfied or shall be waived or modified. The Executive Deferred Stapled Unit Plan provides that the number of deferred stapled units to be covered by a Grant shall generally be determined by dividing the value of the Grant by the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units is traded on the relevant day(s) during the five trading days immediately preceding the grant date for such Grant, rounded up to the next whole number.

Vesting and Settlement

A deferred stapled unit shall be settled, upon or as soon as practicable after its vesting, in cash (in an amount equal to the market value of the relevant Stapled Units), in Stapled Units delivered from a trust established to acquire and hold Stapled Units purchased from third parties or in previously unissued Stapled Units issued by Granite, or any combination thereof, as determined by the CGN Committee. Market value for the purposes of settling a deferred stapled unit in cash on any settlement date shall generally be based on the volume-weighted average trading price per Stapled Unit on the stock exchange on which the highest volume of Stapled Units is traded on the relevant day(s) during the five trading days immediately preceding the settlement date. Vesting conditions in respect of a Grant are determined by the CGN Committee at the time the Grant is made and may result in the vesting of more or less than 100% of the number of deferred stapled units included in a Grant at the time the Grant is made where a multiplier applies to such deferred stapled units based on the extent to which such vesting conditions are met.

The Executive Deferred Stapled Unit Plan also provides for the accrual of dividend/distribution equivalent amounts based on dividends/distributions paid on the Stapled Units.

Assignability and Cessation of Entitlement

Subject to the terms of the relevant Participant’s employment agreement, in the event that a Participant’s employment is terminated without cause or the Participant dies or experiences certain disability events prior to the vesting date of any Grant, such Participant’s deferred stapled units will thereupon become vested in an amount equal to the product of (i) the number of deferred stapled units which have not previously vested plus any dividend/distribution equivalent deferred stapled units in respect thereof (assuming, in the case of PSUs, that the relevant Participant was employed until the end of the applicable vesting period and taking into account the extent to which the applicable performance conditions were achieved), multiplied by (ii) a fraction, the numerator of which is the number of months between (A) the first day of the relevant vesting period or, if the deferred stapled units are subject to more than one vesting date in a single vesting period, the most recent vesting date that precedes the date of termination, death or disability and (B) the date the employee is terminated, dies or becomes disabled, and the denominator of which is the total number of months between the date determined for the purposes of clause (A), above, and the last day in the relevant vesting period.

Subject to the terms of a Participant’s written employment agreement, in the event a Participant’s employment is terminated for cause or if the Participant resigns, no deferred stapled units which have not vested and settled prior to the date of the Participant’s termination or resignation, as the case may be, including dividend/distribution equivalent deferred stapled units in respect of such deferred stapled units, shall vest, and all such deferred stapled units shall be forfeited immediately.

Other than by designating a beneficiary to receive any benefits that are payable under the Executive Deferred Stapled Unit Plan upon the death of a Participant, or by operation of law, a Participant shall not be permitted to assign or transfer any deferred stapled units.

Amendment of the Plan

The Executive Deferred Stapled Unit Plan and any Grants made pursuant thereto may be amended, modified or terminated by the Board without approval of Unitholders. Such changes could include accelerating the vesting of a Grant. Notwithstanding the foregoing, the Executive Deferred Stapled Unit Plan or any Grant may not be amended without Unitholder approval to:

(a)	increase the number of Stapled Units issuable on settlement of outstanding deferred stapled units;

(b)	permit a Participant to transfer or assign deferred stapled units to a new beneficial holder other than to a beneficiary in the event of the Participant’s death;

(c)	increase the number of Stapled Units that may be issued to insiders above the restrictions contained in the Executive Deferred Stapled Unit Plan;

(d)	add additional categories of Participants; or

(e)	amend the Executive Deferred Stapled Unit Plan to delete any of the limitations on amendments described in (a) through (d) above.

In addition, no amendment to the Executive Deferred Stapled Unit Plan or Grants made pursuant thereto may be made without the consent of a Participant if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant, except that Participant consent shall not be required where the amendment is required for purposes of compliance with applicable law.

Description of the Directors DSU Plan (as amended)

The Directors DSU Plan was adopted by Granite GP effective January 3, 2013. The terms of the Directors DSU Plan provided that awards of DSUs were to be settled in cash. On April 13, 2022, the Board approved, subject to approval of the TSX and Unitholders, the Directors DSU Plan (as amended), to amend the Directors DSU Plan to provide, among other things, that DSUs may be settled in cash, Stapled Units delivered by a Stapled Unit purchase trust or Stapled Units issued by Granite REIT and Granite GP, as determined by the CGN Committee. See “Matters to be Acted Upon at the Meetings — Approval of Amended and Restated Non-Employee Directors’ DSU Plan (as amended)”.

Under the Directors DSU Plan (as amended), each non-employee Director of Granite GP (i.e., a Director who is not an employee of Granite GP, Granite REIT or any subsidiary of, partnership or trust other entity controlled by, Granite GP or Granite REIT (including, without limitation, Granite Co.), and including any non-executive chair of the Board and any non-executive vice-chair of the Board (collectively, the “Eligible Directors”)) must receive at least 50% of their annual base retainer (being the retainer fee serving as the chair of the Board, vice-chair of the Board (if any) or a Director-at-large) in the form of DSUs. Eligible Directors can also elect to receive up to 100% (in whole percentages) of the aggregate of their remaining annual base retainer and any annual committee chair retainer in the form of DSUs.

The Board may grant additional awards of DSUs from time to time to an Eligible Director as the Board deems advisable to provide the Eligible Director with appropriate additional equity-based compensation for the services he or she renders to Granite GP (“Discretionary DSUs”). The Board may also determine the date on which the Discretionary DSUs may be granted and the date as of which such DSUs shall be credited to the Eligible Director’s account, together with any terms or conditions with respect to the vesting of such DSUs.

Generally, if and when cash distributions are paid to Unitholders with respect to Stapled Units, a number of additional DSUs (rounded to the nearest whole number) with an equivalent value will be granted to the Eligible Director. The additional DSUs credited to the Eligible Director shall be subject to the same terms and conditions, including with respect to vesting, as the DSUs in respect of which they were credited.

Purposes of the Plan

The purposes of the Directors DSU Plan (as amended) are to promote a further alignment of interests between the Eligible Directors and Unitholders; to associate a portion of the Eligible

Directors’ compensation with the returns achieved by Unitholders; and to attract and retain individuals with the knowledge, experience and expertise required by Granite GP to serve on the Board.

Securities Issuable

If the Directors DSU Plan (as amended) receives all requisite approvals, including approval of the Directors DSU Plan Resolution (see “Matters to be Acted Upon at the Meetings — Approval of Amended and Restated Non-Employee Directors’ DSU Plan (as amended)”), the aggregate maximum number of Stapled Units that may be issued under the Directors DSU Plan (as amended) will be 1,000,000, representing approximately 1.52% of the outstanding Stapled Units on a non-diluted basis as of March 31, 2022. As of March 31, 2022, 87,974 DSUs are issued and outstanding (as issued under the predecessor Director’s DSU Plan), and so 912,026 additional DSUs would be available for future grants under the Directors DSU Plan (as amended), representing 0.13% and 1.4%, respectively, of the issued and outstanding Stapled Units.

The “burn rate” (calculated by dividing the number of awards granted during the applicable year, by the weighted average number of basic securities outstanding for the applicable year) for the (cash-settled) Directors DSU Plan was 0.02% in 2021, 0.03% in 2020 and 0.03% in 2019.

The aggregate maximum number of Stapled Units issuable to Insiders (as defined in the Toronto Stock Exchange Company Manual for the purposes of Section 613 of the Toronto Stock Exchange Company Manual) at any time under all security-based compensation arrangements of Granite GP is not permitted to exceed 10% of the total outstanding Stapled Units, while the aggregate number of Stapled Units issued to Insiders, within any one-year period, under all security-based compensation arrangements of Granite GP is not permitted to exceed 10% of the total outstanding Stapled Units (collectively, the “Insider Participation Limits”).

No Eligible Director may receive any grant of Discretionary DSUs where (collectively, the “Non-Employee Director Limits”):

(a)

the equity award value of such grant, in combination with (i) the aggregate equity award value (as measured on the respective dates of grant) of any grants of Discretionary DSUs made during the year to the Eligible Director and (ii) the aggregate equity award value (as measured on the respective dates of grant) of any grants made under any other security-based compensation arrangement of Granite GP, excluding, in all cases, grants made to him or her as a new Director upon joining the Board or in lieu of cash fees, would exceed $150,000; or

(b)

the aggregate number of Stapled Units that may be issued pursuant to such grant, in combination with (i) the aggregate number of Stapled Units that may be issued to Eligible Directors pursuant to any outstanding Discretionary DSUs and (ii) the aggregate number of Stapled Units that may be issued to Eligible Directors pursuant to outstanding grants under any other security-based compensation arrangement of Granite GP, excluding, in all cases, grants made to any Eligible Director as a new Director upon joining the Board or in lieu of cash fees, would exceed 1.0% of the total outstanding Stapled Units.

Grant Terms

DSUs are credited to Eligible Directors as of January 1 of each year in respect of the applicable portion of an Eligible Director’s annual base retainer and any annual committee chair retainer, in each case for the forthcoming year, by dividing the aggregate amount of such compensation for the year by the fair market value of a preferred share of Granite Co. (“Share Value”) on such date. Based on the terms of the Granite Co. preferred shares, it is expected that the Share Value will track the fair market value of a Stapled Unit, which the Directors DSU Plan (as amended) provides as being the volume weighted average trading price per Stapled Unit over the most recently completed five trading days on the stock exchange on which the highest volume of Stapled Units is traded, in aggregate, over such five trading days (the “Fair Market Value”).

Vesting and Settlement

DSUs credited to an Eligible Director, together with any additional DSUs granted in respect thereof in respect of distributions on Stapled Units, will vest as to 25% of such DSUs on each of March 31, the date of the annual meeting of Unitholders, September 30 and December 31 in the applicable year (each of such dates in a year being a “Vesting Date”), provided that (i) the Eligible Director was an Eligible Director at any time during the fiscal quarter in which such Vesting Date falls and (ii) the Eligible Director attended each meeting scheduled at the outset of the fiscal year held during the fiscal quarter in which such Vesting Date falls. If the Eligible Director ceased to be an Eligible Director prior to the fiscal quarter in which such Vesting Date falls, the DSUs scheduled to vest on such Vesting Date or any subsequent Vesting Date will not vest and will expire on such Vesting Date. If the Eligible Director failed to attend a Scheduled Meeting during the Quarter in which such Vesting Date falls, the number of DSUs granted in respect of the Scheduled Meeting Fees for such Scheduled Meeting will not vest and will expire on such Vesting Date.

Subject to the provisions of the Directors DSU Plan (as amended), redemption and settlement of vested DSUs will occur on up to two dates specified by the Eligible Director, in each case within the period commencing on the earliest date on which both of the following conditions have been met: (i) the Eligible Director is not employed by Granite GP nor any corporate affiliate thereof; and (ii) the Eligible Director is not a member of the Board nor a director of any corporate affiliate of Granite GP (provided that, solely with respect to any U.S. taxpayer, such event must also constitute a “separation from service” within the meaning of Section 409A of the United States Internal Revenue Code of 1986, as amended), and ending on December 15 of the calendar year following the year in which the conditions in (i) have been met.

The CGN Committee has the discretion to determine whether DSUs will be settled in cash or, if the Directors DSU Plan (as amended) receives all requisite approvals, including approval of the Directors DSU Plan Resolution (see “Matters to be Acted Upon at the Meetings — Approval of Amended and Restated Non-Employee Directors’ DSU Plan (as amended)”), Stapled Units or a combination of both. Settlement of an Eligible Director’s DSUs in cash will be made by payment to the Eligible Director of an aggregate amount equal to the product of (i) the Share Value on the date set for redemption and settlement and (ii) the number of vested DSUs being settled by way of such cash payment. Settlement of an Eligible Director’s DSUs in Stapled Units will be made by delivery to the Eligible Director of a number of previously issued Stapled Units from a Stapled Unit purchase trust, or by the issuance to the Eligible Director of a number of Stapled Units, in each case equal to the product of (i) such number of Stapled Units as have a Fair Market Value on the date set for redemption and settlement date equal to the Share Value on such date and (ii) the number of vested DSUs being settled by delivery or issuance of Stapled Units. If Unitholders do not approve the Directors DSU Plan (as amended) at the Meetings, the Directors DSU Plan, as it currently exists, will remain in effect, and outstanding and future DSUs will be eligible to be settled only in cash.

Assignability

Rights of Eligible Directors respecting DSUs and other benefits under the Directors DSU Plan (as amended) will not be transferable or assignable other than by will or the laws of descent and distribution. An Eligible Director may designate in writing a beneficiary to receive any benefits that are payable under the Directors DSU Plan (as amended) upon the death of such Eligible Director.

Amendment of the Plan

Subject to applicable law, including, for greater certainty, the rules of any stock exchange on which the Stapled Units are listed, the Directors DSU Plan (as amended) and any DSUs granted thereunder may be amended, modified or terminated by the Board, at any time and from time to time, in whole or in part, provided that:

(a)

the Board may not, without approval of the holders of a majority of the Stapled Units present and voting in person or by proxy at a meeting of Unitholders: (i) increase the maximum number of Stapled Units issuable under the Directors DSU Plan (as amended); (ii) increase or remove the Non-Employee Director Limits; (iii) increase or remove the Insider Participation Limits; (iv) change the categories of individuals eligible to receive grants of DSUs under the Directors DSU Plan (as amended); (v) amend to the prohibitions on assignment or transfer of DSUs; or (vi) amend this list of matters requiring Unitholder approval;

(b)

no amendment to the Directors DSU Plan (as amended) or any DSUs granted thereunder may be made by the Board without the consent of the Eligible Director if it adversely alters or impairs the rights of the Eligible Director in respect of any DSUs such Eligible Director has then elected to receive, or DSUs which such Eligible Director has been granted under the Directors DSU Plan (as amended), except that Eligible Director consent will not be required for any amendment necessary to ensure that the Directors DSU Plan (as amended) or any DSU granted thereunder complies with applicable law, including, for greater certainty, the rules of any stock exchange on which the Stapled Units are listed;

(c)

no amendment to the Directors DSU Plan (as amended) or any DSUs granted thereunder can result in any surrender, termination or exchange (whether constructive or otherwise) of any outstanding DSUs previously granted to an Eligible Director; and

(d)

without limiting the generality of the lead-in above, but subject to (a), (b) and (c), the Board may make: (i) amendments that are of a “housekeeping” nature; (ii) amendments to the terms and conditions of the Directors DSU Plan (as amended) necessary to ensure that the plan complies with applicable law, including, for greater certainty, the rules of any stock exchange on which the Stapled Units are listed; (iii) amendments to the provisions of the Directors DSU Plan (as amended) respecting administration of the plan and eligibility for participation under the plan; (iv) amendments to the provisions of the Directors DSU Plan (as amended) respecting the terms and conditions on which DSUs may be granted pursuant to the plan; and (v) any other amendments not requiring securityholder approval under applicable law, including, for greater certainty, the rules of any stock exchange on which the Stapled Units are listed.

The Directors DSU Plan (as amended) also provides that the Board may make appropriate adjustments to the DSUs in the event of certain changes in the capital of Granite GP or Granite REIT.

A copy of the Directors DSU Plan (as amended) is attached hereto as Appendix E.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Granite has adopted certain structures and procedures to ensure that effective corporate governance practices are followed and that the Boards of Granite REIT and Granite GP function independently of Management. The following describes Granite’s approach to corporate governance.

Applicable Governance Requirements and Guidelines

Granite is subject to a number of legislative and regulatory corporate governance requirements and guidelines, including those of the TSX, the Canadian Securities Administrators, the NYSE and the SEC. These include the Corporate Governance Listing Standards of the NYSE, the Sarbanes-Oxley Act of 2002, and the guidelines contained in National Policy 58-201 — Corporate Governance Guidelines (“National Policy 58-201”). Granite’s website, www.granitereit.com, contains various charters and policies that have been adopted by Granite pursuant to corporate governance requirements and guidelines, as well as information on its compliance with the NYSE’s corporate governance standards. Management, the CGN Committee and the Boards will continue to monitor corporate governance developments and initiatives with a view to continuing to make all necessary and appropriate changes to Granite’s corporate governance structures and procedures as required from time to time.

In this Statement of Corporate Governance Practices Section, references to the “Board” or “Boards” refer to the board of trustees of Granite REIT and/or the board of directors of Granite GP, as applicable.

The following is a statement of Granite’s existing corporate governance practices with specific reference to the guidelines contained in National Policy 58-201 and the disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices.

Board of Trustees of Granite REIT and Board of Directors of Granite GP

The Boards of Granite REIT and Granite GP are composed of the same ten individuals. It is the policy of Granite that a majority of Board members be “independent” (as defined in National Instrument 52- 110 — Audit Committees (“NI 52-110”), as well as in the NYSE corporate governance standards applicable to boards of directors). The Boards have considered the circumstances of each of their current members and have concluded that nine of such members (Messrs. Aghar, Daal, Marshall, Mawani and Miller and Ms. Grodner, Ms. Murray, Ms. Pang and Ms. Warren) are “independent” based on the applicable tests. In reaching these conclusions, the Boards determined that each such person is free from any direct or indirect material relationship — being a relationship which could reasonably interfere with his or her independent judgment — with Granite. Mr. Gorrie, the President and CEO of Granite REIT and Granite GP, is a member of Management and, as a result, not an independent trustee or director. Mr. Marshall, an independent trustee and director, is currently the chair of each of the Boards (the “Chair”).

The Boards are committed to facilitating open and candid discussion among their independent trustees and directors. An in camera session of independent trustees and directors is scheduled at each Board and committee meeting to provide the independent trustees and directors the opportunity to discuss matters without Management present. The independent trustees and directors met without Management present at each of the Board and committee meetings held in 2021. Meetings of independent trustees and directors are also separately called as necessary. In addition to the regularly scheduled board and committee meetings, in 2021, the Board did not hold any additional meetings. Granite believes that the size of the Board facilitates direct and immediate communication among independent trustees and directors (and between such trustees and directors and the full Board and Management) and permits the direct involvement by individual Board members in specific matters where their personal inclination or experience will assist the Board and Management in dealing with a specific issue.

As noted above, the Boards held a total of seven meetings in 2021. Each director and trustee attended all Board meetings held in 2021. The attendance record of each Proposed Trustee and Proposed Director is also detailed above under “Matters to be Acted Upon at the Meetings — Election of Trustees of Granite REIT”.

Board Mandates

Granite REIT

In general, the Board of Granite REIT is responsible for the stewardship of Granite REIT (which is a limited partner of Granite REIT Holdings Limited Partnership (“Granite LP”), the principal subsidiary of Granite). As a limited partner of Granite LP, the activities of the Board of Granite REIT are more limited than those of the Board of Granite GP. The Board of Granite REIT oversees the affairs of Granite REIT and establishes and approves overall policies for Granite REIT as required. The Board of Granite REIT operates pursuant to its written charter (the full text of which is posted on Granite’s website at www.granitereit.com, and attached as Appendix “A” to this Circular), as well as the Granite REIT Declaration of Trust and applicable law. According to its charter, the Board of Granite REIT bears principal responsibility for, among other things:

●	reviewing reports of the CGN Committee from time to time concerning Granite REIT’s approach to governance;

●	periodically reviewing Granite REIT’s disclosure policy and its compliance with it, and approving any material amendments to the policy;

●	communicating with Unitholders through an annual report, an annual information form, quarterly interim reports and periodic press releases; and

●	appointing an audit committee and other committees of the Board of Granite REIT as considered appropriate from time to time.

Granite GP

In general, the Board of Granite GP is responsible for the stewardship of Granite GP (which acts as general partner of Granite LP, the principal subsidiary of Granite) and the establishment of Granite’s strategic direction. The Board of Granite GP oversees the business and affairs of Granite GP and the day to day conduct of business by Management, establishes and approves overall corporate policies as required and involves itself jointly with Management in pursuing the creation of Unitholder value and preserving and protecting Granite’s assets. The Board of Granite GP operates pursuant to its written charter (the full text of which is posted on Granite’s website, www.granitereit.com, and attached as Appendix “B” to this Circular), as well as Granite GP’s articles and applicable law. According to its charter, the Board of Granite GP bears principal responsibility for, among other things:

●	reviewing reports of the CGN Committee from time to time concerning Granite GP’s approach to governance;

●	periodically reviewing Granite GP’s approach, policies and practices related to ESG matters;

●	periodically reviewing Granite GP’s disclosure policy and its compliance with it, and approving any material amendments to the policy;

●	communicating with Unitholders through an annual report, annual information form, quarterly interim reports and periodic press releases;

●	appointing an audit committee and other committees of the Board of Granite GP as considered appropriate from time to time;

●

periodically reviewing and, if advisable, approving Granite’s strategic planning process and Granite’s strategic plan; in discharging this responsibility, the Board of Granite GP shall review the plan in light of Management’s assessment of emerging trends, the competitive environment, the opportunities and risks of the business, and business practices in the industry;

●

periodically reviewing and, if advisable, approving Granite’s business and capital plans; in discharging this responsibility, the Board of Granite GP shall consider any recommendation made to it by the Investment Committee of the Board relating to the authorization of major investments and significant allocation of capital;

●	periodically reviewing reports of the CGN Committee concerning Granite’s approach to executive compensation and Board compensation; and

●	reviewing reports provided by the Audit Committee of principal risks associated with Granite’s business and operations and the systems implemented to manage these risks.

Board Committees

CGN Committee of Granite GP

The Board of Granite GP has formed a CGN Committee which is currently composed of Mr. Marshall (Chair), Ms. Murray and Ms. Warren, each of whom is considered by the Board to be “independent” according to the provisions of NI 52-110 and the applicable NYSE corporate governance standards. Mr. Marshall joined the CGN Committee as Chair effective January 1, 2021.

The CGN Committee operates pursuant to its written charter, as well as Granite GP’s articles and applicable law. The full text of the CGN Committee charter is posted on Granite’s website, www.granitereit.com.

Responsibilities of the CGN Committee include (i) the nomination of persons for election to the Boards, and (ii) the corporate governance of Granite. The CGN Committee also has certain responsibilities with respect to compensation, which are described above under “Compensation Discussion and Analysis — Compensation, Governance and Nominating Committee”. Granite believes that “corporate governance” means the process and structure used to oversee the management of the business affairs of Granite REIT and Granite GP in the best interests of Granite REIT and Granite GP. The process and structure define the division of power between, and establish mechanisms for achieving accountability of, the Boards and the executive team.

Subject to the powers and duties of the Board, the Board has delegated certain powers and duties to be performed by the CGN Committee on behalf of and for the Board.

In exercising its powers and discharging its duties with respect to governance and nominating, the CGN Committee shall:

●

periodically undertake an examination of the size of the Boards and standards of independence, with a view to determining the impact of the number of trustees and directors (including the number of independent trustees and directors) on the effectiveness of the Boards and the ability of the Boards to act independently of Management in fulfilling their respective duties, and recommend to the Boards, if necessary, a reduction or increase in the size of the Boards and/or the number of independent trustees and directors;

●

in consultation with the Chair of the Board, endeavour to ensure that an appropriate system is in place to evaluate the effectiveness of the Boards as a whole, as well as the committees of the Boards and individual trustees and directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties and working effectively together as a unit;

●

review the disclosure in Granite’s public disclosure documents relating to corporate governance practices and prepare recommendations to the Boards regarding any reports required or recommended on corporate governance;

●	periodically review the disclosure policy of Granite and any proposed material amendments which shall be recommended to the Boards;

●	review, monitor and make recommendations regarding new trustee and director orientation and the ongoing development of existing trustees and directors;

●

review from time to time, as required, the Board charters and the charters for each committee of the Boards, together with the position descriptions of each of the Chair of the Boards, the Chair of each committee of the Boards and the President and CEO, and where necessary recommend changes to the Boards;

●	Periodically receive reports from management with respect to Granite’s ESG policies, practices and initiatives.

●	if applicable, promptly consider any resignation offer from a member of the Boards and make a recommendation to the Boards pursuant to the majority voting policy of Granite.

Identifying New Candidates for Board Nomination

Based on the guidelines referred to in the CGN Committee charter, the CGN Committee shall, annually or as required, recruit and identify individuals qualified to become new Board members and recommend to the Boards trustee and director nominees for the next annual general meetings of holders of REIT Units and holders of GP Shares.

The CGN Committee shall, annually or as required, recommend to the Board the individual trustees and directors to serve on the various committees of the Boards and as Chair of the various committees of the Boards.

In making its recommendations, the CGN Committee shall consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, the competencies and skills that the Board considers each existing trustee and director to possess, and the competencies and skills each new nominee will bring to the boardroom, as well as the objectives of the Diversity Policy of Granite. The CGN Committee shall also consider the amount of time and resources that nominees have available to fulfill their duties as Board members or committee members, as applicable.

Diversity

The Board believes that diversity is important to ensure that Board members provide the necessary range of perspectives, experience and expertise required to achieve Granite’s objectives. Granite’s Diversity Policy defines diversity as, amongst other things, any characteristic or quality that can be used to differentiate groups and people from one another and includes gender expression/identity, sexual orientation, age, nationality, race, culture and other ethnic distinctions, language, education, regional or industry experience, and expertise and status as a member of a “designated group” as defined in the Employment Equity Act (Canada), which includes women, Indigenous peoples, persons with disabilities and members of visible minorities. The Boards’ Diversity Policy includes provisions relating to the identification and nomination of women trustees and directors. Granite first adopted its Diversity Policy in 2015, at which time, none of Granite’s seven directors and trustees were women. At the time Granite had set a target that women represent more than 20% of the total membership on the Boards by June 30, 2019. Currently, four (or 40%) of Granite’s ten directors and trustees, are women. In 2020, Granite revised its Diversity Policy and set a new target which provides that women represent more than 30% of the total membership on the Boards.

It is an objective of the Diversity Policy that diversity be considered in determining the optimal composition of the Boards. The Diversity Policy provides that in reviewing composition of the Boards and identifying suitable candidates for nomination for election to the Boards, candidates will be selected based on merit and against objective criteria, and due consideration will be given to diversity in identifying candidates and selecting candidates. The Diversity Policy provides that the CGN Committee will periodically assess the effectiveness of the Board nomination process at achieving Granite’s diversity objectives.

In early 2022, the CGN Committee considered and discussed with the full Board (i) the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, (ii) the competencies and skills that the Board considers each existing trustee and director to possess, (iii) ways in which the Board could be supplemented, including with a view to achieving the objectives of Granite’s Diversity Policy, (iv) the amount of time and resources that nominees have available to fulfill their duties as Board members or committee members, as applicable, and (v) facilitating the Board’s succession plans and allowing for transition periods among trustees and directors. Based on the foregoing, the Board determined to maintain the size of the Board at ten trustees and directors.

Assessments

The CGN Committee, in consultation with the Chair, is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Boards as a whole, as well as the committees of the Boards and individual trustees and directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties. The CGN Committee will, from time to time, review the Board charters and the charters for each committee of the Boards, together with the position descriptions of the Chair of each of the Boards, the Chair of each committee of the Boards and the President and CEO, and where necessary recommend changes to the Boards. The CGN Committee most recently conducted a review of the Board and committee charters and certain other corporate governance policies and documents, as well as an assessment survey of the Boards, in early 2022.

In carrying out its assessment function, the CGN Committee solicits feedback from trustees and directors, including the President and CEO, on the performance of the Boards as a whole, as well the performance of each committee and the contributions of each individual Board member. Each of the Boards, the committees thereof and individual trustees and directors are evaluated on their effectiveness on an annual basis. Each trustee and director is provided with an anonymous survey to be completed. The survey covers the effectiveness and contribution of: (i) the Boards as a whole; (ii) each of the committees of the Boards; and (iii) individual trustees and directors. In particular, the survey seeks subjective comment in relevant areas, including the composition of the Boards, areas for improvement and important issues relevant to the Boards and/or the committees thereof, and the effectiveness and contribution of each individual trustee and director. The survey allows trustees and directors to comment on areas for improvement to ensure the continued effectiveness of the Boards and the committees thereof. The results from the survey are reported to the CGN Committee and any matters raised through the evaluations are summarized by the Chair of the CGN Committee. The CGN Committee Chair discusses results in detail with the Chair of the Board and feedback is provided to the Board and the individual trustees. The CGN Committee most recently conducted an assessment survey of the Boards in February 2022.

The CGN Committee considers the results of recent Board effectiveness assessments when reporting to the Board on its findings as to the role, size, composition, competencies, skills and structure of the Boards and the committees.

Term Limits

The term of office of each of Granite’s trustees and directors expires not later than the next annual general meetings of Unitholders unless successors are not elected, in which case the trustees remain in office until their successors are elected or appointed in accordance with applicable law and the Granite REIT Declaration of Trust.

The Boards have established a term limit policy that provides that non-executive directors and trustees may serve for up to nine years on the Boards, unless otherwise determined by the Boards in their discretion. The President and Chief Executive Officer, if a trustee and director, is not subject to a term limit.

Granite believes that the composition of the Board should reflect a balance between experience and knowledge, on the one hand, and the need for renewal and fresh perspectives, on the other hand. Granite does not have a retirement age policy.

Trustees and directors are generally expected to serve a maximum of nine years, subject to performance assessments every year, annual re-election by Unitholders and the other requirements of Granite’s governance guidelines. If deemed appropriate by the Boards, a trustee and director may be nominated for re-election for further terms beyond the noted nine-year guideline. The Boards believe that their thorough and rigorous annual performance assessment of trustees and directors enables the Boards to assess whether trustees and directors continue to make valuable contributions to Granite, its Boards and its business. After careful consideration, based on a favourable performance assessment, including peer reviews, and in recognition of his continuing contributions to Granite, the Boards have requested that Mr. Gerald Miller stand for re-election to the Boards at the Meetings.

Audit Committee of Granite REIT and Granite GP

The Audit Committee of each of Granite REIT and Granite GP is currently composed of Messrs. Miller (Chair), Daal and Mawani and Ms. Pang, each of whom is considered by the Boards to be “independent” according to the provisions of NI 52-110 and the applicable NYSE corporate governance standards. The Boards have also determined that each of Messrs. Miller, Daal and Mawani and Ms. Pang are an “audit committee financial expert” within the meaning of the rules of the SEC under the Sarbanes-Oxley Act of 2002 and that all members of the Audit Committees are financially literate, as such term is defined in NI 52-110.

The Audit Committees each operate pursuant to a written charter, as well as the Granite REIT Declaration of Trust (in the case of Granite REIT) and the articles of Granite GP (in the case of Granite GP) and applicable law. The full text of the Audit Committee charters is posted on Granite’s website, www.granitereit.com, and is attached as an appendix to the AIF.

In accordance with the Audit Committee charters, each Audit Committee shall oversee the accounting and financial reporting processes of Granite and the audits of Granite’s financial statements and exercise the responsibilities and duties set out therein. Pursuant to each Audit Committee Charter, the Audit Committee shall, among other things:

●	oversee Granite’s financial statements and financial disclosures;

●

review and, if advisable, recommend for Board approval the annual audited and interim combined financial statements of Granite REIT and Granite GP, the external auditor’s audit or review report thereon and the related management’s discussion and analysis of Granite’s financial condition and results of operations;

●

review and, if advisable, recommend for Board approval financial disclosure in a prospectus or other securities offering document of Granite, press releases disclosing, or based upon, financial results of Granite and any other material financial disclosure in a document to be publicly disseminated;

●	oversee the work of the Auditor, including the external Auditor’s work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work;

●	review and, if advisable, select and recommend for Board approval the external auditor to be nominated and the compensation of the Auditor;

●	periodically discuss with the Auditor such matters as are required by applicable auditing standards to be discussed by the external auditor with the Audit Committee;

●

review any complaints and concerns that may be received pursuant to Granite’s Internal Reporting Procedures, which include any potential violations of Granite’s Code of Conduct and Ethics and Anti-Bribery Policy, and, if it determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with Management to reach a satisfactory conclusion. The Chair of the Audit Committee is also a contact for purposes of any employee complaints regarding Granite’s Internal Reporting Procedures; and

●

review Granite’s policies relating to the avoidance of conflicts of interest and monitor conflicts of interest (real or perceived) of members of the Boards and Management in accordance with Granite’s Code of Conduct and Ethics. The Audit Committee will review and approve all payments to be made pursuant to any related party transactions involving executive officers and members of the Boards as may be necessary or desirable under appliable securities laws. The Audit Committee shall consider the results of any review of these policies and procedures by Granite’s external auditors.

Before the Auditor issues its report on annual financial statements, the Audit Committee shall obtain from the Auditor a formal written statement describing all relationships between the Auditor and Granite; discuss with the Auditor any disclosed relationships or services that may affect the objectivity and independence of the Auditor; and obtain written confirmation from the Auditor that it is objective and independent within the meaning of the applicable Rules of Professional Conduct / code of ethics adopted by the provincial institute or order of chartered professional accountants to which the Auditor belongs and other applicable requirements. The Audit Committee shall take appropriate action to oversee the independence of the Auditor. The Audit Committee shall have ultimate authority to approve all audit engagement terms, including the Auditor’s audit plan.

Each Audit Committee is responsible for reviewing its charter from time to time and recommending any amendments to the Board.

Each Audit Committee is responsible for overseeing the identification and assessment of the principal risks to the operations of Granite REIT or Granite GP and the establishment and management of appropriate systems to manage such risks. See “— Risk Management Oversight” for details.

Each Audit Committee is also responsible for: pre-approval of non-audit services by the external Auditor; approving Granite’s hiring policies for partners, employees and former partners and employees of the present and former external Auditor; and review, evaluation and approval of appropriate systems of internal controls in accordance with applicable law.

Further information relating to the Audit Committees, including disclosure required under NI 52-110, can be found under the headings “Audit Committee”, “Trustees and Management of Granite” and “Audit Fees” in the AIF, which is available on SEDAR at www.sedar.com.

Investment Committee of Granite GP

The Board of Granite GP has formed an Investment Committee that is currently composed of Mr. Aghar (Chair), Mr. Marshall and Ms. Grodner, each of whom is considered by the Board to be “independent” according to the provisions of NI 52-110 and the applicable NYSE corporate governance standards.

The Investment Committee operates pursuant to its written charter, as well as Granite GP’s articles and applicable law. The full text of the Investment Committee charter is posted on Granite’s website, www.granitereit.com.

In accordance with the Investment Committee charter, the Investment Committee shall review and make recommendations to the Boards regarding the investment objectives of Granite and proposed direct or indirect acquisitions, investments, dispositions and borrowings of Granite. The objective of the Investment Committee is to ensure an effective allocation of capital that is consistent with Granite’s strategic plan while balancing financial and operational risks with a view to maximizing the long-term value of Granite.

Pursuant to its charter, the Investment Committee shall, among other things:

●	at least annually, review Management’s assessment of Granite’s properties, taking into account property type, location, lease profile, risk, and marketability;

●	periodically review and make recommendations to the Boards regarding the investment objectives of Granite; and

●

review and make recommendations to the Boards regarding certain prescribed (a) proposed acquisitions, investments and dispositions by Granite or its subsidiaries and (b) proposed borrowings and assumption or granting of any mortgage or other security interest in real property (other than renewals of existing mortgages or security interests, which need not be approved by the Investment Committee), including any assignment of rents and other monies derived from or related to real property.

Position Descriptions

Chair of the Board

Each of the Boards has developed a written position description for the Chair of the Board. The Chair of the Board is principally responsible for overseeing the operations and affairs of the Board. In fulfilling his or her duties, the Chair is responsible for:

●	providing leadership to foster the effectiveness of the Board;

●	ensuring there is an effective relationship between the Board and the executive team, including by acting as a liaison between the Board and the executive team;

●	acting as an advisor to the executive team in matters concerning the interests of Granite;

●	ensuring that the appropriate committee structure is in place and assisting the CGN Committee in making recommendations for appointment to such committees;

●	in consultation with the other members of the Board and the President and CEO, preparing the agenda for each meeting of the Board;

●	ensuring that trustees or directors receive the information required for the proper performance of their duties, including information relevant to each meeting of the Boards;

●

chairing Board meetings and sessions of independent trustees or directors, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors or trustees, and confirming that decisions are reached and accurately recorded;

●	chairing all Unitholder general meetings;

●

together with the CGN Committee, ensuring that an appropriate system is in place to evaluate the performance of the Boards as a whole, the Boards’ committees and individual trustees or directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties, and making recommendations to the CGN Committee for changes when appropriate;

●	consulting with the CGN Committee on candidates for nomination or appointment to the Boards;

●

working with the President and CEO to ensure that each Board is provided with the resources to permit it to carry out its responsibilities and bringing to the attention of the President and CEO any issues that are preventing the Board from being able to carry out its responsibilities; and

●	providing additional services required by the Boards.

Chair of Each Board Committee

Position descriptions for the Chairs of the Audit Committee of each Board, the CGN Committee of the Board of Granite GP and the Investment Committee of the Board of Granite GP which set out the key responsibilities of each Chair of these committees have also been approved by the applicable Boards. Each Chair is an independent trustee or director and works with the respective committee and Management to ensure the effective functioning of the committee. A committee chair is principally responsible for overseeing the operations and affairs of his or her particular committee. In fulfilling his or her duties, the chair of a committee is responsible for:

●	providing leadership to foster the effectiveness of the committee;

●	ensuring there is an effective relationship between the Board and the committee;

●	reporting to the Board on significant committee deliberations and discussions, and on the committee’s recommendations;

●	ensuring that an appropriate charter for the committee is in effect and assisting the CGN Committee in making recommendations for amendments to such committee’s charter;

●	taking the principal initiative in scheduling meetings of the committee;

●	preparing the agenda for each meeting of the committee (in consultation with the other members of the committee and the Board, where appropriate);

●	ensuring that all committee members receive the information required for the proper performance of their duties, including information relevant to each meeting of the committee;

●

chairing committee meetings, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual members, and confirming that decisions are reached and accurately recorded;

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together with the CGN Committee, ensuring that an appropriate system is in place to evaluate the performance of the committee as a whole and the committee’s individual members, and making recommendations to the CGN Committee for changes when appropriate;

●

working with the President and CEO to ensure that the committee is provided with the resources to permit it to carry out its responsibilities and bringing to the attention of the President and CEO any issues that are preventing the committee from being able to carry out its responsibilities; and

●	providing additional services required by the Board and the committee.

President and Chief Executive Officer

The Boards have developed a written position description and mandate for the President and CEO. The President and CEO is primarily responsible for the overall management of the business and affairs of Granite REIT and Granite GP. In this capacity, the President and CEO shall establish the strategic and operational priorities of Granite and provide leadership for the effective overall management of Granite. The President and CEO is directly responsible to the Unitholders, through the Boards, for all activities of Granite.

In fulfilling his or her duties, the President and CEO is responsible for:

●	developing for the Granite GP Board’s approval a long-term strategy and vision for Granite that is consistent with creating securityholder value;

●	developing for the Granite GP Board’s approval annual business plans and budgets that support Granite’s long-term strategy;

●	consistently striving to achieve Granite’s short and long-term financial and operating goals and objectives;

●	providing leadership and vision, and maintaining a high level of employee morale and motivation, with a view to ensuring the implementation of Granite’s strategy;

●	fostering a corporate culture that promotes integrity and ethical values throughout the organization, including setting the tone by meeting the highest ethical standards;

●	developing and incentivizing the executive officers and senior Management of Granite and providing overall management to ensure the effectiveness of the leadership team;

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making recommendations to Granite GP’s CGN Committee respecting the appointment of the Chief Financial Officer, Executive Vice President and Head of Global Real Estate and all other officers appointed by the Granite GP Board, after consideration of the objectives of Granite’s Diversity Policy;

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making recommendations to Granite GP’s CGN Committee respecting the compensation and other terms of employment of the Chief Financial Officer, Executive Vice President and Head of Global Real Estate, and all other officers appointed by the Granite GP Board;

●	ensuring that succession plans are in place for Granite which reflect consideration of the objectives of Granite’s Diversity Policy;

●	serving as Granite’s chief spokesperson and ambassador;

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ensuring compliance by Granite with all applicable laws, rules and regulations, as well as Granite’s Code of Conduct and Ethics and any other policies of the Board of Granite REIT or the Board of Granite GP in effect from time to time; and

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ensuring that each of the Boards remains fully informed through direct communication with the Chair of such Board for all significant matters, and dealing with such Boards in a manner that ensures that such Boards are able to provide the best counsel and advice possible.

Orientation and Continuing Education

Granite ensures that new Board members are provided with a basic understanding of Granite’s business, the role of the Boards, their committees and their trustees and directors to assist them in contributing effectively to the Boards. In addition, Granite provides access to an online trustee / director resource centre containing comprehensive trustee / director orientation information as well as historical disclosure materials. This online trustee / director resource centre is periodically updated with publications and other information relevant to the continuing education of the trustees and directors of Granite.

Granite’s ongoing Board education initiatives include frequent business and industry updates from Management as well as presentations from Granite’s independent advisors and guest speakers. In November 2021, the Boards participated in a property tour arranged by Management of certain Granite assets located in the Greater Toronto Area. In 2021, management made presentations to the Boards on real estate development and ongoing trends and issues related to cybersecurity. Due to ongoing health and safety concerns resulting from the COVID-19 pandemic, planned market and property tours continued to be limited. Five of Granite’s Trustees participated in a twenty-four (24) week ESG Designation Program through Competent Board, which commenced in 2021.

Beginning in 2019 Granite became a corporate member of The Institute of Corporate Directors (“ICD”). The ICD membership, which includes individual memberships for each trustee and director, provides access to resources, education and professional development programs on corporate governance, board effectiveness and related matters.

The CGN Committee is responsible for reviewing, monitoring and making recommendations regarding trustee and director orientation and the ongoing development of existing trustees and directors.

The table below lists some of the third-party conferences, seminars, courses, webinars and presentations on a broad range of topics that were attended by individual directors and trustees of Granite between January 1, 2021 and December 31, 2021 as part of their continuing education.

Presented / Hosted By	Topic / Event	Attended By

CBRE	Inflation and Commercial Real Estate	Peter Aghar

Canada 2020	Mark Carney - Monetary Policy, Climate Change, and Brexit: Economic Impacts of the Coronavirus Crisis	Peter Aghar

CIBC	CIBC Real Estate Virtual Conference	Peter Aghar

Colliers	Canadian Hotel Market Webinar — 365 Days Later	Peter Aghar

Informa Connect	Toronto Real Estate Forum 2021	Peter Aghar

ULI/PwC	Emerging Trends in Real Estate 2022	Peter Aghar

YPO	History, Truth and Reconciliation with Bob Watts and Tabatha Bull	Peter Aghar

Institute of Corporate Directors	Audit Committee Effectiveness	Remco Daal

Indigenous Reconciliation Group	Reconciliation Process	Remco Daal

REALPAC	Virtual Spring Summit	Remco Daal

REALPAC	Virtual Spring Summit	Kevan Gorrie

RealREIT	Informa Connect Conference	Kevan Gorrie (speaker)

RBC Capital Markets	2021 RBC Capital Markets’ Real Estate Unsecured Debt Conference	Kevan Gorrie (speaker)

Scotiabank	Meet the REITs Conference	Kevan Gorrie (speaker)

TD Securities	TD Securities Virtual Real Estate Conference	Kevan Gorrie (speaker)

Presented / Hosted By	Topic / Event	Attended By

Blake, Cassels & Graydon LLP	Environmental Litigation in Canada – Recent Trends	Al Mawani

CIBC	Real Estate Virtual Conference	Al Mawani

CPA Ontario	ESG and the new social contract for business	Al Mawani

CPA Ontario	Cybersecurity	Al Mawani

CPA Ontario	Diversity, inclusion, and the digital divide	Al Mawani

Canadian Public Accountability Board	Real Estate Forum – Update on 2020 issues	Al Mawani

Fasken LLP	Recent Developments in Corporate Governance & ESG Considerations	Al Mawani

Fasken LLP	Ransomware II – Inside an Attack	Al Mawani

Hugessen Consulting	ESG Update	Al Mawani

Institute of Corporate Directors / Hugessen Consulting	Executive Compensation-Key learnings from 2021 Proxy Season	Al Mawani

Institute of Corporate Directors	Governance of AI (Artificial Intel)	Al Mawani

Institute of Corporate Directors	Board-Management Dynamics During Unprecedented Times	Al Mawani

Institute of Corporate Directors	The Board’s Role in Social Impact Initiatives	Al Mawani

Institute of Corporate Directors	Legal Primer on Climate Change: Directors’ Duties and Disclosure Obligations	Al Mawani

KMPG LLP	ESG as a value driver: Sustainability considerations for the Real estate sector	Al Mawani

MNP LLP	2021 Virtual Tax Summit	Al Mawani

McCarthy Tetrault LLP	Annual Disclosure & Governance Seminar	Al Mawani

Osler LLP	Canadian Financing Trends in 2021	Al Mawani

PWC LLP	2021 Financial Reporting Update	Al Mawani

Rotman Business School	360 Degree Governance	Al Mawani

Rotman Business School	AI and Data x Supply Chain	Al Mawani

Weir Foulds LLP	Commercial Leasing Outlook 2021	Al Mawani

CPA Canada	COVID-19 and application of International Financial Reporting Standards	Gerry Miller

CPA Canada	The New Fraud Landscape	Gerry Miller

CPA Canada	Canadian Public Company Financial Reporting Update – Q3 2021	Gerry Miller

CPA British Columbia	Anti-money Laundering and Terrorist Financing update	Gerry Miller

90

Presented / Hosted By	Topic / Event	Attended By

Blake, Cassels & Graydon LLP	Various continuing education programs on governance, emerging issues in Mergers and Acquisitions and securities regulation	Sheila Murray

Institute of Corporate Directors	National Conference 2021	Jennifer Warren

ESG Education Guideline

In connection with Granite’s ESG initiatives, Granite has adopted a guideline whereby within three years from appointment as a Trustee, each Trustee is required to complete an ESG education program, as may be approved by the CGN Committee. All current Trustees shall have until June 30, 2025 to meet this guideline.

Ethical Business Conduct

The Boards have adopted a Code of Conduct and Ethics (the “Code of Conduct”) that applies to all employees, including officers and trustees and directors of Granite. A copy of the Code of Conduct is posted on Granite’s website, www.granitereit.com, and will be sent free of charge to any person upon request in writing addressed to the Associate Director, Legal & Investor Services at Granite’s principal executive offices set out in this Circular. The Audit Committee of each of Granite REIT and Granite GP is charged with monitoring conflicts of interest (real or perceived) of members of the Boards and Management in accordance with the Code of Conduct.

Waivers of the Code of Conduct may from time to time be granted in limited circumstances. Any waivers must be granted by the Audit Committee(s) and will be publicly disclosed if required by applicable law, rules and regulations. There have been no such waivers to date.

In order to ensure compliance with the Code of Conduct, employees of Granite who become aware of a violation of the Code of Conduct by others within Granite or one of its subsidiaries are responsible for reporting any violations of the Code of Conduct, through “whistleblowing” mechanisms which Granite has established. Employees may report violations of the Code of Conduct anonymously. The Code of Conduct provides that no one will be penalized, discharged, demoted, suspended or discriminated against for reporting in good faith any violation of the Code of Conduct.

The Boards have also adopted an Insider Trading and Blackout Policy to establish a standard with respect to the purchase and sale of Granite’s securities, with which all officers, trustees, directors and employees of Granite and its subsidiaries are expected to comply and a Disclosure Policy to ensure that communications to the public regarding Granite are timely, factual, accurate, complete, broadly disseminated and, where necessary, filed with regulators in accordance with applicable securities laws. The Boards have also adopted an Anti-Bribery Policy, which prohibits the provision of bribes, kickbacks, favours, or any other thing of value, directly or indirectly, to any government official.

Granite is committed to ensuring that each time the Boards act on any particular transaction, each trustee or director who casts a vote is free from any material interest in the transaction and any existing or potential material conflict of interest with Granite or its subsidiaries, affiliates or controlling Unitholders generally. When any transaction is voted on by the Boards, Granite adheres to the requirements of the Granite REIT Declaration of Trust and applicable law that a trustee, director or officer of Granite who: (a) has a material interest in a material contract or transaction with Granite; or (b) is a director or an officer of, or has a material interest in, a person who has a material interest in a material contract or transaction with Granite, shall disclose in writing to the Board or request to have entered in the Board minutes the nature and extent of his or her interest, and, unless the contract or transaction is one with an affiliate or between Granite REIT and Granite GP, shall not attend any part of a meeting of trustees or directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction. In this way, the Boards ensure that trustees and directors act with a view to the best interests of Granite and are not affected by any relationship that could materially interfere with their ability to exercise independent judgment.

Related Party Transactions

The Audit Committee reviews Granite’s policies relating to the avoidance of conflicts of interest and monitors conflicts of interest (real or perceived) and all proposed related party transactions involving members of the Boards and Management in accordance with Granite’s Code of Conduct and Ethics. In the case of any transaction or agreement in respect of which any of Granite’s trustees and directors or executive officers has a material interest, the trustee and director or officer is required to disclose his or her interest. The Audit Committee will review and approve all payments to be made pursuant to any related party transactions involving executive officers and members of the Boards as may be necessary or desirable under the applicable securities laws. In connection with its annual review of director independence the Boards consider any related party transactions. In 2021, there were no related party transactions reviewed by the Audit Committee.

Risk Management Oversight

The Audit Committee of each of Granite REIT and Granite GP is entrusted with responsibility for overseeing the identification and assessment of the principal risks to the operations of Granite and the establishment and management of appropriate systems to manage such risks with a view to achieving a proper balance between risks incurred and potential return to Unitholders and to the long-term viability of Granite. Each Audit Committee performs this function pursuant to a written charter as described under “— Audit Committee of Granite REIT and Granite GP”. Each Audit Committee requires Management to report periodically to the Audit Committee, and each committee reports periodically to the Boards, on the principal risks faced by Granite and the steps implemented by Management to manage these risks.

In fulfilling this risk oversight responsibility, the Audit Committees review a risk matrix prepared and presented by Management to the Audit Committees on a quarterly basis. This risk matrix identifies risks to Granite and assesses the probability of the risks occurring and the potential severity of the impact, should they occur, as well as mitigation strategies and controls intended to reduce such potential impact.

Pursuant to the Board charters, Granite’s Boards are responsible for verifying that internal, financial, non-financial and business control and management information systems have been established by Management.

See “— Board Committees — Audit Committee of Granite REIT and Granite GP”.

Succession Planning

The Board of Granite GP is responsible for developing and periodically reviewing the succession plans of Granite for the Chair, the President and CEO and the other key executive officers of Granite, including the appointment, training and monitoring of such persons, with consideration to the objectives of Granite’s Diversity Policy. The Board has delegated to the CGN Committee responsibility for periodically reviewing and making recommendations to the Board with respect to general succession planning matters and executive development programs.

It is an objective of Granite’s Diversity Policy that diversity be considered in connection with succession planning and the appointment of members of Granite’s executive Management. The Board believes that diversity is important to ensure that the profiles of senior Management provide the necessary range of perspectives, experience and expertise required to achieve Granite’s objectives. Granite currently has one female executive officer and one executive officer that self identifies as a visible minority. Granite has not adopted diversity targets in executive officer positions as the Board believes that such arbitrary targets are not in the best interests of Granite. In connection with the identification and selection process for executive officers the Board believes numerous characteristics are to be considered, including diversity, skills and business experience.

Diversity – Board and Management Representation

In March 2022, Granite surveyed the Board and its senior Management to determine the number of individuals that self-identified as belonging to one or more of the groups designated in its Diversity Policy. Participation in the survey was voluntary and, as such, the results represent only those individuals who elected to participate and may not be entirely representative of the designated groups at the Board and senior Management level.

The Boards have 3 director and trustee nominees who identify as being a visible minority, representing 30% of its trustees and directors, and 4 director and trustee nominees who identify as women, representing approximately 40% of its trustees and directors. No director and trustee nominee has identified as an Indigenous person or a person with disabilities.

Granite’s senior Management team, including the CEO, which is composed of eighteen vice-president level or higher positions globally, includes: 4 individuals who have identified as women, representing approximately 22% of senior Management; and one individual who has identified as being a visible minority, representing approximately 6% of senior Management. No member of senior Management has identified as an Indigenous person or as a person with disabilities.

In 2020, Granite revised its Diversity Policy and set a new target which provides that women represent more than 30% of the total membership on the Boards.

Granite recognizes that diversity is an important consideration in creating and maintaining an effective Board and senior Management team. Granite seeks to ensure that it recruits, attracts and retains high achieving trustees and senior Management with the skills, knowledge, experience and expertise required by Granite to create, protect and grow long-term Unitholder value. As such, diversity is only one of several characteristics considered during the selection process for executive officers.

Environmental, Social, Governance and Resilience (ESG+R)

Granite’s vision is to build a blue chip, globally diversified logistics real estate company that thoughtfully incorporates ESG principles in its portfolio and business practices.

In May 2019, Granite published its first sustainability plan, which states that Granite recognizes the important role building owners can play in fostering the efficient use of resources and respecting our environment. As a good steward for investors, Granite seeks to practically incorporate sustainability in its actions and decision-making process, while generating returns for its Unitholders.

Transparency is a critical component of Granite’s sustainability commitment. In June 2020, Granite published an ESG overview, which provided investors with a progress report against the principles outlined in its Sustainability Plan. In August 2021, Granite issued its first ESG+R report, which established over 10 different targets for Granite to pursue over the short, medium, and long term, including targets relating to: (i) reductions in landlord-controlled operational energy, water usage and greenhouse gas emissions, (ii) establishing on-site renewable energy installations on Granite’s properties, (iii) increasing the proportion of Granite’s portfolio that has obtained third-party green building certifications, and (iv) increasing energy, water, and waste data coverage among Granite’s tenants.

The following is a selection of key action and performance items of Granite’s ESG+R Program:

Environmental — Actions & Performance

●	Work to reduce the amount of landlord-controlled energy, operational emissions (scope 1 and 2), and water by 25% by 2030 (or 2.5% annual reduction) at Granite’s assets(1);

●

Increase the energy, emissions, water and waste data coverage across Granite’s portfolio to 50% of its income-producing portfolio by 2030 by collaborating with tenants, implementing green lease language, and obtaining data directly from the utility companies whenever available;

●	Support the production of new renewable energy through the installation of on-site solar PV systems with the capacity to generate 5 MW of electricity by 2025(2);

●	Strategically evaluate and pursue applicable green building certifications at Granite’s properties and achieve 30% third-party green building certifications by floor area by 2030;

●	Four Building Research Establishment’s Environmental Assessment Method (“BREEAM”) In-Use certifications in process to be certified in 2022; and

●

Commit that all development projects controlled by Granite will be built to standards consistent with the scope of Granite’s Green Bond Framework and certify 100% of new developments to a third-party green building certification standard (such as Leadership in Energy and Environmental Design (“LEED”), BREEAM, Green Globes and the German Sustainable Building Council).

Social — Actions & Performance

●	In April 2021, Granite administered its annual Employee Engagement Survey to gain an understanding of employee engagement and the effectiveness of its workplace practices;

●	In 2021, Granite conducted a survey of all tenants to gauge satisfaction levels and identify opportunities for improvement;

●	Contribute at least $500 per income-producing property in our portfolio toward charitable donations;

●	As part of Granite’s due diligence process, assess 100% of potential acquisitions for ESG+R and identify areas for improvement;

(1)	Granite’s emissions reduction targets are aligned with the goal of the Paris Accords of limiting global warming to two degrees Celsius above pre-industrial levels.
(2)	Onsite solar projects are expected to be installed at 10 Granite assets by 2023.

●	Granite established a return to office policy allowing for the safe return of its employees to the workplace while providing enhanced work from home flexibility during the work week; and

●	Beehives have been installed at two assets, one in 2020 and one in 2021, to promote local biodiversity and engagement with our tenants.

Governance — Actions & Performance

●	Provide leadership over Granite’s ESG+R Program through the Granite ESG+R Committee;

●

Provide transparency to investors by incorporating ESG+R into regular updates to unitholders and stakeholders and through formal reporting frameworks such as GRESB, Sustainability Accounting Standards Board, CDP, and GRI;

●	Granite completed its inaugural CDP submission in July 2021;

●	Granite’s 2020 ESG Overview was released in June 2020 and the 2021 Sustainability Report was issued on August 4, 2021; and

●	Monitor asset compliance with government benchmarking requirements and ESG+R-related regulations.

Resilience — Actions & Performance

●	Aligning Granite’s resilience program with the Task Force on Climate-Related Financial Disclosures framework;

●	Assess physical and transition climate-change risks during the new acquisition due diligence process and evaluate measures to increase resiliency in our underwriting process;

●	Regular evaluation of Granite for physical and transition climate-change risks and evaluate strategies to mitigate risks; and

●

Granite uses the integrated Measurabl Four Twenty Seven (427) platform to provide climate risk analytics for each asset with 1-100 risk scores in seven categories of climate related risks – sea level rise, floods, hurricanes, heat stress, water stress, wildfires, and earthquakes.

In April 2020, Granite completed and issued its Green Bond Framework, which complies with the Green Bond Principles developed by the International Capital Markets Association as of June 2018. On June 4, 2020, Granite issued its inaugural 2027 green bond, the Debentures and on August 30, 2021, Granite issued its second green bond, the 2028 Debentures. As at December 31, 2021, Granite has allocated 100% of the net proceeds from the 2027 Debentures and 15% of the 2028 Debentures to Eligible Green Projects (as defined in the Green Bond Framework).

Sustainability has been an important part of Granite’s investment strategy, as its investment activity has been defined by adding sustainable properties to its portfolio. In fiscal year 2021, Granite acquired one investment property in the United States that has received a green building certification of LEED Silver. Granite currently has five development projects in Germany and the United States, and one expansion project in Canada, that are all being developed to achieve green certifications.

In July 2021, Granite completed its second annual submission into the GRESB Real Estate Assessment. Granite obtained a score of 65 out of 100 in the GRESB Real Estate Assessment (a 28-point increase from 2020), and a peer group ranking of 3rd out of 7 in the Northern American Industrial Listed GRESB peer group. Granite’s public disclosure received a “B” rating from GRESB (an improvement from the “D” rating obtained in 2020) and ranked 1st out of 10 in the Northern America Industrial peer group. In August 2021, Granite completed its inaugural submission to the CDP. No score was received for completing the minimum version of the CDP questionnaire in 2021; however, Granite expects to submit the full version of the CDP questionnaire in 2022, which will establish a benchmark for future comparison. Further, to assist with the continued improvement and implementation of its ESG+R program, Granite retained Lord Green Strategies, a consulting firm focused on sustainability matters in the real estate sector.

Further information regarding Granite’s programs and initiatives relating to ESG matters can be found under the heading “Environmental, Social, Governance and Resilience (ESG+R)” in the AIF, which is available on SEDAR at www.sedar.com.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Granite, as at March 31, 2022, no trustee, director or officer of Granite, any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of Granite or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of Granite, any Proposed Trustee or Proposed Director, nor any of their respective associates or affiliates has had a material interest, direct or indirect, in any transaction since the beginning of Granite’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Granite or any of its subsidiaries.

MANAGEMENT CONTRACTS

During Granite’s most recently completed financial year, no management functions of Granite or any of its subsidiaries were to any substantial degree performed by a person or company other than the trustees, directors or executive officers of Granite.

OTHER MATTERS

Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action at the Meetings other than those described in the Notice.

Information stated in this Circular is dated as at March 31, 2022 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Boards.

ADDITIONAL INFORMATION REGARDING GRANITE

Granite files reports and other information with the Canadian Securities Administrators. These reports and information are available to the public free of charge on SEDAR at www.sedar.com. Financial information is provided in Granite’s audited combined financial statements and management’s discussion and analysis for its most recently completed financial year.

Unitholders may also request copies of these documents from Granite’s Chief Financial Officer by mail addressed to the Chief Financial Officer of Granite at 77 King Street West, Suite 4010,

P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, by phone at (647) 925-7500, or by e-mail at tneto@granitereit.com.

Engagement with Unitholders — Contacting the Boards

Granite has in place procedures to effectively communicate with our Unitholders and other stakeholders, to ensure an open, accessible and timely exchange of information with respect to Granite’s business and performance. Management and the Boards communicate with our Unitholders in a number of ways, including through:

●	quarterly conference calls open to Unitholders and industry analysts in conjunction with the release of Granite’s financial results;

●	regular presentations and meetings with Unitholders and industry analysts; and

●	Granite’s website through which Unitholders and other stakeholders may access our most recent financial filings, investor presentations and conference call recordings.

The Boards believe that it is important to have constructive dialogue and meet directly with Unitholders and other stakeholders, where appropriate. Unitholders, employees and other interested parties may communicate directly with the Boards through the Chair by writing to Mr. Marshall at:

Chair of the Board

Granite Real Estate Investment Trust

77 King Street West, Suite 4010,

P.O. Box 159, Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

or by e-mail at: kmarshall@granitereit.com, or chairman@granitereit.com.

Kevan Gorrie	Teresa Neto
President and Chief Executive Officer	Chief Financial Officer

APPENDIX “A”

BOARD CHARTER OF GRANITE REAL ESTATE INVESTMENT TRUST

GRANITE REAL ESTATE INVESTMENT TRUST

BOARD OF TRUSTEES CHARTER

Purpose

The members of the Board of Trustees (the “Board”) of Granite Real Estate Investment Trust (the “Trust”) have the duty to supervise the management of the business and affairs of the Trust. The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the President and Chief Executive Officer (the “CEO”), to pursue the best interests of the Trust. The Board shall be responsible for exercising its powers and taking such actions as may be necessary or desirable in order to comply with the provisions of the Declaration of Trust of the Trust, as amended from time to time.

Composition

General

The composition and organization of the Board, including the number, qualifications and remuneration of trustees; the number of Board meetings; Canadian residency requirements; quorum requirements; meeting procedures; and notices of meetings are governed by applicable laws, rules and regulations and the Declaration of Trust of the Trust.

Each trustee must have an understanding of the Trust’s principal operational and financial objectives, plans and strategies, and financial position and performance. Trustees must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Trustees who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to promptly advise the chair of the Compensation, Governance and Nominating Committee of the Board of Directors of Granite REIT Inc. (the “Company Board”).

Independence

A majority of the Board must be independent within the meaning of the provisions of National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Administrators and the applicable rules and regulations of the United States Securities and Exchange Commission and the New York Stock Exchange, each as may be amended from time to time.

Unless the Board decides otherwise, it will endeavour to nominate only independent members to the Board except for the CEO and, if considered desirable past CEOs, who are considered non-independent under NP-58-201.

Chair of the Board

The Chair of the Board shall be an independent trustee.

Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Corporate Governance

General

The Board shall periodically review reports of the Compensation, Governance and Nominating Committee of the Company Board concerning the Trust’s approach to corporate governance.

Trustee Independence

The Board shall periodically review reports of the Compensation, Governance and Nominating Committee of the Company Board that evaluate the trustee independence standards established by the Board (including the definition of independence and the proportion of independent trustees) and the Board’s ability to act independently of management in fulfilling its duties.

Board of Trustees Charter Review

The Board shall review and assess the adequacy of this Charter from time to time, as required, to ensure compliance with any rules and regulations promulgated by any regulatory body and shall make any modifications to this Charter as considered advisable.

Communications

General

The Board has adopted a Disclosure Policy for the Trust. If consensus cannot be reached at a meeting of the disclosure committee created pursuant to the Disclosure Policy, the matter will be brought forward to the Board for consideration. The Board, in conjunction with the CEO and the Chief Financial Officer, shall periodically review the Trust’s Disclosure Policy, including measures for receiving feedback from the Trust’s stakeholders, and management’s compliance with such policy. The Board shall be responsible for approving any material amendments to the Disclosure Policy.

Unitholders

The Trust endeavors to keep its unitholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. In addition, the Trust shall maintain on its website a contact email address that will permit unitholders to provide feedback directly to the Chair of the Board.

Committees of the Board

The Board has established the Audit Committee. Subject to applicable law, the Board may establish other Board committees or merge or dissolve any Board committee at any time.

Committee Charters

The Board has approved a charter for the Audit Committee and shall approve charters for any Board committees created in the future.

Delegation to Committees

The Board has delegated to the Audit Committee those duties and responsibilities set out in the Audit Committee’s charter.

Committee Composition

The Board shall appoint, annually or as required, the members of the Audit Committee and the members and a chair of any other Board committee.

Meetings and Resources

Meeting Participation

Each trustee is encouraged to use his or her best efforts to attend all meetings of the Board and the committees of the Board of which such trustee is a member. Trustees will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in such meetings.

Service on Other Boards

Trustees may serve on the boards of other issuers so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Trustees must seek clearance from the Chair in writing in advance of accepting an invitation to serve on the board of another public issuer (other than Granite REIT Inc.). The Chair will confirm approval by email within 48 hours or indicate the need to discuss with the Compensation, Governance and Nominating Committee and provide a timeline for a response.

In any case, a trustee who is also an executive officer of a public issuer, including any executive officer of the Trust, must not serve on the boards of more than two public issuers, including the public issuer of which he or she is an executive officer, and each other trustee must not serve on the boards of more than four public issuers. For greater certainty, the Board and the Company Board shall count as a single board for the purpose of this paragraph.

Additionally, to avoid actual or perceived conflicts of interest, (i) two or more trustees must not serve together on the boards of more than one public issuer other than the Trust and Granite REIT Inc., (ii) a trustee must not serve on the board of any non-public issuer if two or more other trustees serve on such board, (iii) a trustee who is a senior officer of the Trust must not serve on the board of an issuer if another trustee of the Trust is a senior officer of such issuer, and (iv) a trustee who is a senior officer of another issuer must not serve on the Board if a senior officer of the Trust serves on the board of such other issuer. For greater certainty, the Board and the Company Board shall count as a single board for the purpose of this paragraph.

Access to Management and Outside Advisors

The Board shall have unrestricted access to employees of Granite REIT Inc. and its subsidiaries. The Board shall have the authority to seek, retain and terminate external legal counsel, consultants or other advisors, from a source independent of management, to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors and other retention terms. The Trust shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Recommendations of Committees of the Company Board

The Board shall receive and consider any recommendations made to it by the Compensation, Governance and Nominating Committee of the Company Board with respect to trustee nominations for each annual meeting of unitholders of the Trust and any recommendations with respect to the remuneration to be paid to, and the benefits to be provided to, trustees of the Trust.

Management

Position Descriptions for Trustees

The Board has approved position descriptions for the Chair and the chair of the Audit Committee. The Board shall review such position descriptions from time to time, as required.

Position Description for CEO

The Board has approved a position description for the CEO, which includes delineating management’s responsibilities.

APPENDIX “B”

BOARD CHARTER OF GRANITE REIT INC.

GRANITE REIT INC.

BOARD OF DIRECTORS CHARTER

Purpose

The members of the Board of Directors (the “Board”) of Granite REIT Inc. (the “Company”) have the duty to supervise the management of the business and affairs of the Company. The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the President and Chief Executive Officer (the “CEO”), to pursue the best interests of the Company.

Composition

General

The composition and organization of the Board, including the number, qualifications and remuneration of directors; the number of Board meetings; Canadian residency requirements; quorum requirements; meeting procedures; and notices of meetings are governed by applicable laws, rules and regulations and the Articles and By-laws of the Company.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to promptly advise and discuss with the chair of the Compensation, Governance and Nominating Committee.

Independence

A majority of the Board must be independent within the meaning of the provisions of National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Administrators and the applicable rules and regulations of the United States Securities and Exchange Commission and the New York Stock Exchange, each as may be amended from time to time.

Unless the Board decides otherwise, it will endeavour to nominate only independent members to the Board except for the CEO and, if considered desirable, past CEOs, who are considered non-independent under NP-58-201.

Chair of the Board

The Chair of the Board shall be an independent director.

Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

Strategic Plans

The Board will adopt a strategic plan for the Company. The Board shall periodically review and, if advisable, approve the Company’s strategic planning process and the Company’s strategic plan. In discharging this responsibility, the Board shall review at least annually the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities and risks of the business, and business practices in the industry.

Business and Capital Plans

The Board shall periodically review and, if advisable, approve the Company’s budget and corporate targets. The Board shall receive and consider any recommendation made to it by the Investment Committee of the Board relating to the authorization of major investments and significant allocation of capital.

Environmental, Social and Governance (“ESG”) Plan

The Board shall periodically review the Company’s approach, policies and practices related to ESG matters.

Risk Management

General

The Board shall periodically review reports provided by the Audit Committee of principal risks associated with the Company’s business and operations and the systems implemented to identify, assess, manage and mitigate these risks.

Verification of Controls

The Board shall verify that appropriate internal, financial, non-financial and business control and management information systems have been established and are being maintained by management.

Human Resource Management

General

The Board shall periodically review a report of the Compensation, Governance and Nominating Committee concerning the Company’s approach to executive and Board compensation.

Succession Review

The Board shall develop and review periodically the succession plans of the Company for the Chair, the CEO and other key executive officers, including the appointment, training and monitoring of such persons, with consideration to the objectives of the Diversity Policy of the Company and Granite Real Estate Investment Trust (the “Trust”).

Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Company and that the CEO and other senior officers strive to create a culture of integrity throughout the Company.

Corporate Governance

General

The Board shall periodically review reports of the Compensation, Governance and Nominating Committee concerning the Company’s approach to corporate governance.

Director Independence

The Board shall periodically review reports of the Compensation, Governance and Nominating Committee that evaluate the director independence standards established by the Board (including the definition of independence and the proportion of independent directors) and the Board’s ability to act independently of management in fulfilling its duties.

Ethics Reporting

The Board has adopted a written Code of Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company, among others. The Board shall periodically review reports of the Audit Committee relating to compliance with, or material deficiencies from, the Code, and shall review any reports from the Audit Committee concerning investigations and any resolutions of complaints received under the Code.

Board of Directors Charter Review

The Board shall review and assess the adequacy of this Charter from time to time, as required, to ensure compliance with any rules and regulations promulgated by any regulatory body and shall make any modifications to this Charter as considered advisable.

Communications

General

The Board has adopted a Disclosure Policy for the Company. If consensus cannot be reached at a meeting of the disclosure committee created pursuant to the Disclosure Policy, the matter will be brought forward to the Board for consideration. The Board, in conjunction with the CEO and the Chief Financial Officer, shall periodically review the Company’s Disclosure Policy, including measures for receiving feedback from the Company’s stakeholders, and management’s compliance with such policy. The Board shall be responsible for approving any material amendments to the Disclosure Policy.

Shareholders

The Company endeavors to keep its shareholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. In addition, the Company shall maintain on its website a contact email address that will permit shareholders to provide feedback directly to the Chair of the Board.

Committees of the Board

The Board has established the following committees: the Audit Committee, the Investment Committee and the Compensation, Governance and Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dissolve any Board committee at any time.

Committee Charters

The Board has approved charters for each established Board committee and shall approve charters for any Board committee established in the future.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s charter.

Committee Composition

The Board shall appoint, annually or as required, the members of each committee and a chair of the Audit Committee, the Investment Committee and the Compensation, Governance and Nominating Committee, after receiving recommendations from the Compensation, Governance and Nominating Committee.

Meetings and Resources

Meeting Participation

Each director is encouraged to use his or her best efforts to attend all meetings of the Board and the committees of the Board of which such director is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in such meetings.

Service on Other Boards

Directors may serve on the boards of other issuers so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must seek clearance from the Chair in writing in advance of accepting an invitation to serve on the board of another public issuer (other than the Trust). The Chair will confirm approval by email within 48 hours or indicate the need to discuss with the Compensation, Governance and Nominating Committee and provide a timeline for a response.

In any case, a director who is also an executive officer of a public issuer, including any executive officer of the Company, must not serve on the boards of more than two public issuers, including the public issuer of which he or she is an executive officer, and each other director must not serve on the boards of more than four public issuers. For greater certainty, the Board and the Board of Trustees of the Trust shall count as a single board for the purpose of this paragraph.

Additionally, to avoid actual or perceived conflicts of interest, (i) two or more directors must not serve together on the boards of more than one public issuer other than the Company and the Trust, (ii) a director must not serve on the board of any non-public issuer if two or more other directors serve on such board, (iii) a director who is a senior officer of the Company must not serve on the board of an issuer if another director of the Company is a senior officer of such issuer, and (iv) a director who is a senior officer of another issuer must not serve on the Board if a senior officer of the Company serves on the board of such other issuer. For greater certainty, the Board and the Board of Trustees of the Trust shall count as a single board for the purpose of this paragraph.

Access to Employees and Outside Advisors

The Board shall have unrestricted access to employees of the Company, and its subsidiaries. The Board shall have the authority to seek, retain and terminate external legal counsel, consultants or other advisors, from a source independent of management, to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors, and other retention terms. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Management

Position Descriptions for Directors

The Board has approved position descriptions for the Chair and the committee chairs. The Board shall review such position descriptions from time to time, as required.

Position Description for CEO

The Board has approved a position description for the CEO, which includes delineating management’s responsibilities. The Board has also approved the organizational goals and objectives that the CEO has responsibility for meeting. The Board shall periodically review a report of the Compensation, Governance and Nominating Committee reviewing this position description and such organizational goals and objectives.

Appointment and Terms of Employment of Other Officers

The Board shall review the recommendations of the Compensation, Governance and Nominating Committee respecting the appointment of the Chief Financial Officer, and all other officers appointed by the Board and, if advisable, after consideration of the objectives of the Diversity Policy of the Company and the Trust, approve, any such appointment.

APPENDIX “C”

CONSOLIDATED BLACKLINE REFLECTING PROPOSED

AMENDMENTS TO THE GRANITE REIT DECLARATION OF TRUST

GRANITE REAL ESTATE INVESTMENT TRUST

AMENDED AND RESTATED

DECLARATION OF TRUST

DATED AS OF ~~DECEMBER 20, 2017~~ JUNE 9, 2022

BLAKE, CASSELS & GRAYDON LLP

GRANITE REAL ESTATE INVESTMENT TRUST

AMENDED AND RESTATED DECLARATION OF TRUST

THIS AMENDED AND RESTATED DECLARATION OF TRUST is made as of the ~~20~~ 9th day of ~~December~~ June, ~~2017~~ 2022.

RECITALS

WHEREAS pursuant to a declaration of trust dated September 28, 2012 (the “Original Declaration of Trust”) between Michael P. Forsayeth, as initial trustee (the “Initial Trustee”), and the Initial Unitholder, the Initial Unitholder created a trust for investment purposes;

AND WHEREAS for the purpose of settling the trust created under the Original Declaration of Trust, the Initial Unitholder assigned to the Initial Trustee a loan agreement and indebtedness of MI Developments (America) Inc. in the principal amount of U.S.$900,000 (the “Initial Contribution”), which the Initial Trustee thereupon held in trust, and the Initial Unitholder was issued 24,975 Units in return therefor;

AND WHEREAS 9268-7409 Québec Inc. (“Fin GP”), a corporation formed under the laws of Québec, subsequently subscribed for 25 Units (the “Fin GP Units”) for a subscription price of U.S.$900 paid to the Trust in lawful money of the United States of America (“U.S.”);

AND WHEREAS the Trustees amended and restated the Original Declaration of Trust on January 3, 2013 (the “2013 Amended and Restated Declaration of Trust”) at the instance of the Initial Unitholder and Fin GP, as the sole Unitholders of the Trust, pursuant to Section 4.06 thereof;

AND WHEREAS the Trustees ~~have determined to amend and restate~~ further amended the 2013 Amended and Restated Declaration of Trust in accordance with Section 12.01(~~g~~f) thereof to include the right of redemption set out in Section 10.06 hereof and restated the Declaration of Trust to reflect such amendments as of the 20th day of December, 2017 (the “2017 Amended and Restated Declaration of Trust”);

AND WHEREAS at an annual and special meeting of Unitholders held on June 9, 2022, the Unitholders voted in favour of certain amendments to the 2017 Amended and Restated Declaration of Trust;

AND WHEREAS the Trustees have determined to amend and restate the 2017 Amended and Restated Declaration of Trust to reflect the amendments approved by the Unitholders and the Trustees as of the 9th day of June, 2022;

AND WHEREAS this Declaration of Trust sets out the agreements, terms and conditions that will govern the Trust and the mutual and respective rights, powers and obligations of the Trustees and Unitholders with respect to the Trust;

AND WHEREAS for greater certainty, the amendment and restatement of the ~~Original~~ 2017 Amended and Restated Declaration of Trust by this Declaration of Trust shall not be deemed to constitute a termination of the Trust or a resettlement of the ~~Original Declaration of~~ Trust ~~or the trust created thereby~~;

DECLARATION

NOW THEREFORE, the Trustees hereby confirm and declare that they agree to hold in trust, as trustees, the Initial Contribution and any and all property, real, personal or otherwise, tangible or intangible, which has been at the date hereof or is hereafter transferred, conveyed or paid to or otherwise received by them as such trustees or to which the Trust is otherwise entitled and all rents, income, profits and gains therefrom for the benefit of the Unitholders hereunder in accordance with and subject to the express provisions of this Declaration of Trust, to wit:

ARTICLE I

THE TRUST AND DEFINITIONS

Section 1.01    Definitions and Interpretation.

In this Declaration of Trust, words in the singular number include the plural and words in the plural number include the singular, and the masculine includes the feminine and neuter and “$” or “dollars” refers to lawful money of Canada unless otherwise noted and the words “include”, “includes” and “including” mean include, includes and including, without limitation, and “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Declaration of Trust and include every instrument supplemental or ancillary to or in implementation of this Declaration of Trust and, except where the context otherwise requires, not to any particular article, section or other portion hereof or thereof. In this Declaration of Trust:

(a)

“Acquiring Person” means a person who, under a scheme or contract, makes an Acquisition Offer, and includes two or more persons who, directly or indirectly, (i) make an Acquisition Offer jointly or in concert, or (ii) intend to exercise jointly or in concert voting rights attached to Stapled Units for which an Acquisition Offer is made;

(b)	“Acquisition Offer” means an offer made by an Acquiring Person to acquire Stapled Units;

(c)

“Affiliate” has the meaning ascribed thereto by Part 1 of National Instrument 45-106 – Prospectus ~~and Registration~~ Exemptions, on the date hereof, subject to the terms “person” and “issuer” used in such instrument being ascribed the same meaning as the term “person” herein;

(d)	“Annuitant” means the annuitant or beneficiary of a Deferred Income Plan, or of any plan of which a Unitholder acts as a trustee or a carrier;

(e)

“Arrangement” means the plan of arrangement under Division II of Chapter XVI of the Business Corporations Act (Québec) involving the Initial Unitholder and certain other parties, as more particularly described in the management information circular / proxy statement dated October 11, 2012 prepared and delivered by the Initial Unitholder to its shareholders and other interested parties;

(f)	“Audit Committee” means the committee established pursuant to Section 7.12;

(g)	“BCBCA” means the Business Corporations Act (British Columbia), as amended or restated or replaced from time to time;

(h)	“Business Day” means a day other than a Saturday, Sunday or any day on which the principal chartered banks located at Toronto, Ontario are not open for business during normal banking hours;

(i)	“Chair” has the meaning ascribed thereto in Section 2.11;

(j)	“Change to the Granite GP Common Shares” has the meaning ascribed thereto in Section 5.09(c);

(k)

“Claim” includes any demand, suit, action, application, litigation, claim, charge, complaint, prosecution, assessment, reassessment, investigation, inquiry, hearing or proceeding of any nature or kind whatsoever, whether civil, criminal, administrative, investigative, arbitral or otherwise, in which a person is involved as a result of the person serving or having served as a Trustee or officer of the Trust, or in a capacity similar thereto or because of that association;

(l)	“Code” means the Internal Revenue Code of 1986, as amended;

(m)	“Declaration of Trust” means this amended and restated declaration of trust as amended, supplemented or amended and restated from time to time;

(n)

“Deferred Income Plan” any trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered disability savings plan, a tax free savings account or a registered education savings plan, each as defined in the Tax Act;

(o)	“Disclosable Interest” has the meaning ascribed thereto in Section 3.09;

(p)	“Dissenter” means a Unitholder who, being entitled to do so, sends written notice of dissent when and as required by Section 15.01;

(q)

~~(p)~~ “Distribution Date” means, in respect of any Distribution Period, on or about the 15th day of the immediately following month or on such other date as shall be determined by the Trustees in their discretion;

(r)

~~(q)~~ “Distribution Period” means each calendar month in each calendar year from and including the first day thereof and to and including the last day thereof, whether or not such days are Business Days, or such other period as shall be determined by the Trustees in their discretion;

(s)

“Electronic Meeting” means either (i) a meeting in which persons are entitled to participate solely by telephone or other communications medium, as set out in the notice for the meeting, if all persons attending the meeting are able to participate in it, whether by telephone or other communications medium, or (ii) a meeting in which persons are entitled to participate in person or by telephone or other communications medium, as set out in the notice for the meeting, if all persons attending the meeting are able to participate in it, whether by telephone, by other communications medium or in person;

(t)	~~(r)~~ “Event of Uncoupling” has the meaning ascribed thereto in Section 5.09(b);

(u)	~~(s)~~ “Extraordinary Distribution” has the meaning ascribed thereto in Section 9.01(b);

(v)	~~(t)~~ “Fin GP” has the meaning ascribed thereto in the recitals;

(w)	~~(u)~~ “Fin GP Units” has the meaning ascribed thereto in the recitals;

(x)	~~(v)~~ “GAAP” means generally accepted accounting principles as adopted by the Trust from time to time for the purposes of its public reporting;

(y)	~~(w)~~ “Granite GP” means Granite REIT Inc. / FPI Granite Inc., a company incorporated under the BCBCA;

(z)	~~(x)~~ “Granite GP Articles” means the certificate and notice of articles and the articles of Granite GP, as amended from time to time;

(aa)	~~(y)~~ “Granite GP Common Shares” means the common shares in the capital of Granite GP;

(bb)	~~(z)~~ “Granite LP” means Granite REIT Holdings Limited Partnership / Société en commandite Holding FPI Granite, a limited partnership formed under the laws of Québec;

(cc)

~~(aa)~~ “Gross Book Value” means, at any time, the aggregate book value of the assets of (i) the Trust and its consolidated Subsidiaries and (ii) prior to an Event of Uncoupling, to the extent not included in (i) and without duplication, Granite GP and its consolidated Subsidiaries, in each case as shown on the then most recent consolidated balance sheet of the Trust or combined balance sheet of the Trust and Granite GP, prepared in accordance with GAAP, excluding the impact of any net discount or premium on long term debt assumed from vendors at rates of interest less or greater than, respectively, fair value plus (A) acquisition related costs in respect of completed investment property acquisitions that were expensed in the period incurred, and (B) accumulated depreciation on property, plant and equipment, and other assets, to the extent deducted, less any impairment loss recorded for goodwill;

(dd)	~~(bb)~~ “in specie distribution” has the meaning ascribed thereto in Section 9.04(b);

(ee)	~~(cc)~~ “Indebtedness”, with respect to the Trust and its consolidated Subsidiaries, means (without duplication), determined on a consolidated basis in accordance with GAAP:

(i)

any obligation of the Trust for borrowed money (other than the impact of any net discount or premium on Indebtedness at the time assumed from vendors of properties at rates of interest less or greater than, respectively, fair value and any undrawn amounts under any acquisition or operating facility);

(ii)

any obligation of the Trust (other than the impact of any net discount or premium on Indebtedness at the time assumed from vendors of properties at rates of interest less or greater than, respectively, fair value and any undrawn amounts under any acquisition or operating facility) incurred in connection with the acquisition of property, assets or businesses other than the amount of future income tax liability arising out of indirect acquisitions;

(iii)	any obligation of the Trust issued or assumed as the deferred purchase price of property;

(iv)	any capital lease obligation of the Trust; and

(v)

any obligation of the type referred to in subsections (i) through (iv) of another person, the payment of which the Trust has guaranteed or for which the Trust is responsible or liable, other than such an obligation in connection with a property that has been disposed of by the Trust for which the purchaser has assumed such obligation and provided the Trust with an indemnity or similar arrangement therefor;

provided that (A) for the purposes of subsections (i) through (iv), an obligation (other than convertible debentures) will constitute Indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of the Trust in accordance with GAAP used by the Trust at the particular time or for the particular period, (B) trade accounts payable, security deposits, distributions payable to Unitholders and accrued liabilities arising in the ordinary course of business will not constitute Indebtedness, (C) convertible debentures will constitute Indebtedness to the extent of the principal amount thereof outstanding; and (D) Units will not constitute Indebtedness; and provided further that, to the extent not included in the above, and without duplication, Indebtedness shall include the foregoing types of obligations of Granite GP and its consolidated Subsidiaries prior to an Event of Uncoupling;

(ff)	~~(dd)~~ “Initial Contribution” has the meaning ascribed thereto in the recitals;

~~(ee)~~	~~“Initial Trustee” means Michael P. Forsayeth;~~

(gg)	~~(ff)~~ “Initial Unitholder” means Granite Real Estate Inc., the settlor of the Trust and holder of the initial Units issued by the Trust;

(hh)

~~(gg)~~ “Losses” includes all costs, charges, expenses, losses, damages, fees (including any legal, professional or advisory fees or disbursements), liabilities, amounts paid to settle or dispose of any Claim or satisfy any judgment, fines, penalties or liabilities, whether domestic or foreign, without limitation and including any interest thereon, and including any arising by operation of statute (including but not limited to all statutory obligations to creditors, employees, suppliers, contractors, subcontractors and any governmental authority), and whether incurred alone or jointly with others, including any amounts which the Trustee may suffer, sustain, incur or be required to pay as a result of, or in connection with the investigation, defence, settlement or appeal of or preparation for any Claim or in connection with any action to establish a right to indemnification under this Declaration of Trust, including all costs, charges and expenses incidental thereto, including for travel, lodging and accommodation;

(ii)	~~(hh)~~ “Mortgage” means any mortgage, charge, hypothec, bond, debenture, note or other evidence of indebtedness, in each case which is directly or indirectly secured by real property;

(jj)

~~(ii)~~ “Net Realized Capital Gains of the Trust” for any year means the amount, if any, by which the amount of the capital gains of the Trust for the year exceeds the aggregate of (i) the amount of any capital losses of the Trust for the year and (ii) the amount of any net capital losses of the Trust carried forward from a previous year to the extent not previously deducted from realized capital gains of the Trust;

(kk)	~~(jj)~~ “Non-Resident Beneficiaries” has the meaning ascribed thereto in Section 5.10;

(ll)	“Notice Units” means, in relation to a notice of dissent, the Units in respect of which dissent is being exercised under the notice of dissent;

(mm)	~~(kk)~~ “Offeree”, in respect of an Acquisition Offer, means a Unitholder to whom the Acquisition Offer is made;

(nn)	~~(ll)~~ “Original Declaration of Trust” has the meaning ascribed thereto in the recitals;

(oo)	“Payout Value” means,

(i)	in the case of a dissent in respect of a resolution referred to in Section 15.01, the fair value that the Notice Units had immediately before the passing of the resolution;

(ii)

in the case of a dissent in respect of an arrangement approved by a court order that permits dissent, the fair value that the Notice Units had immediately before the passing of the resolution adopting the arrangement; or

(iii)	in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the Notice Units had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the action approved or authorized by the resolution or court order unless exclusion would be inequitable;

(pp)

~~(mm)~~ “person” is to be interpreted broadly and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, land trusts, business trusts or other organizations, whether or not legal entities and governments and agencies and political subdivisions thereof;

(qq)	~~(nn)~~ “Record Date” has the meaning ascribed thereto in Section 9.04(b)(ii);

(rr)	~~(oo)~~ “Redemption Assets” has the meaning ascribed thereto in Section 10.05(a);

(ss)	~~(pp)~~ “Redemption Date” has the meaning ascribed thereto in Section 10.02(b);

(tt)	~~(qq)~~ “Redemption Notice” has the meaning ascribed thereto in Section 10.02(a)

(uu)	~~(rr)~~ “Redemption Price” has the meaning ascribed thereto in Section 10.03(a);

(vv)	~~(ss)~~ “Redemption Right” has the meaning ascribed thereto in Section 10.01;

(ww)	~~(tt)~~ “Register” means the register which shall be established and maintained pursuant to Section 5.13;

(xx)	~~(uu)~~ “Resident Canadian” means an individual who is resident in Canada for purposes of the Tax Act;

(yy)	~~(vv)~~ “Secretary” shall mean the person holding such office from time to time in accordance with Section 2.12;

(zz)	~~(ww)~~ “Securities Transfer Act” means the Securities Transfer Act (Ontario), as amended or restated or replaced from time to time;

(aaa)	~~(xx)~~ “SIFT Tax” means the tax payable by a SIFT Trust pursuant to paragraph 122(1)(b) of the Tax Act or by a SIFT partnership pursuant to section 197 of the Tax Act;

(bbb)	~~(yy)~~ “SIFT Trust” has the meaning given thereto in subsection 127.1(1) of the Tax Act;

(ccc)	~~(zz)~~ “Stapled Unit” means one Unit and one Granite GP Common Share that are required to be transferred together in accordance with Section 5.09;

(ddd)

~~(aaa)~~ “Subsidiary” has the meaning ascribed thereto by Part 1 of National Instrument 45-106 – Prospectus ~~and Registration~~ Exemptions, on the date hereof, subject to the terms “person” and “issuer” used in such instrument being ascribed the same meaning as the term “person” herein;

(eee)	~~(bbb)~~ “Tax Act” means the Income Tax Act (Canada) and the regulations thereunder as the same may be amended from time to time;

(fff)	~~(ccc)~~ “Transfer Agent” shall mean each transfer agent and registrar of the Units or Stapled Units, as applicable, appointed by the Trustees pursuant to Section 5.13;

(ggg)	~~(ddd)~~ “Transfer Date” has the meaning ascribed thereto in Section 10.05(b);

(hhh)	~~(eee)~~ “Trust” means Granite Real Estate Investment Trust;

(iii)	~~(fff)~~ “Trust Liabilities” has the meaning ascribed thereto in Section 14.04(a);

(jjj)	~~(ggg)~~ “Trustees” means, as at any particular time, the trustees holding office under this Declaration of Trust at such time, whether they are a signatory hereto or additional or successor trustees;

(kkk)	~~(hhh)~~ “Trustees’ Regulations” means the regulations adopted by the Trustees pursuant to Section 3.03;

(lll)	~~(iii)~~ “Unit” means a unit of interest in the Trust in accordance with the provisions hereof and includes a fraction of a Unit;

(mmm)

~~(jjj)~~ “Unitholder” or “holder of Units” means a person whose name appears on the Register as a holder of Units or, provided an Event of Uncoupling has not occurred, Stapled Units, and includes, for the purposes of ARTICLE XIV only, any person who is a beneficial holder of a Unit;

(nnn)	~~(kkk)~~ “U.S.” has the meaning ascribed thereto in the recitals;

(ooo)

~~(lll)~~ “U.S. Unitholder” means any Unitholder that is (i) a citizen of or individual resident in the U.S. for U.S. federal income tax purposes; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any political ~~subdividsion~~subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of its decisions; and

(ppp)	~~(mmm)~~ “Withholding Tax” has the meaning ascribed thereto in Section 9.04(b)(iii).

Section 1.02    Name.

(a)

The name of the Trust is “Granite Real Estate Investment Trust” in its English form and “Fiducie de placement immobilier Granite” in its French form. As far as practicable and except as otherwise provided in this Declaration of Trust, the Trustees shall conduct the activities of the Trust, hold property, execute all documents and take all legal proceedings under that name, in either its English form or its French form.

(b)

Should the Trustees determine that the use of the name Granite Real Estate Investment Trust or the name Fiducie de placement immobilier Granite is not practicable, legal or convenient, they may use such other designation or they may adopt such other name for the Trust as they deem appropriate and the Trust may hold property and conduct its activities under such other designation or name.

Section 1.03    Office.

The principal office and centre of administration of the Trust shall be at 77 King Street West, Suite 4010, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1 unless changed by the Trustees to another location. The Trust may have such other offices or places for the conduct of its activities as the Trustees may from time to time determine to be necessary or desirable.

Section 1.04    Nature of the Trust.

The Trust is an open-ended unincorporated investment trust. The Trust, the Units and the Trust’s property shall be governed by the general law of trusts, except as such general law of trusts has been or is from time to time modified, altered or abridged for the Trust by:

(a)	applicable laws and regulations or other requirements imposed by applicable securities or other regulatory authorities; and

(b)	the terms, conditions and trusts set forth in this Declaration of Trust.

The Trust is not and is not intended to be, shall not be deemed to be, and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustees or the Unitholders or any of them for any purpose be, or be deemed to be, treated in any way whatsoever as, liable or responsible hereunder as partners or joint venturers. None of the Trustees nor any officer or other employee of the Trust shall be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustees, to the Trust and to the property of the Trust shall be solely that of beneficiaries in accordance with this Declaration of Trust. Notwithstanding the foregoing, the Trust will elect to be treated as a partnership solely for U.S. federal income tax purposes.

Section 1.05    Rights of Unitholders.

The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustees are limited to those contained herein and, except as provided herein, no Unitholder shall be entitled to call for any partition or division of the Trust’s property or for a distribution of any particular asset forming part of the Trust’s property or of any particular monies or funds received by the Trustees. The legal ownership of the property of the Trust and the right to conduct the activities and operations of the Trust are vested exclusively in the Trustees, and no Unitholder has or is deemed to have any right of ownership in any of the property of the Trust, except as a beneficiary of the Trust and as specifically provided herein. Except as specifically provided herein, no Unitholder shall be entitled to interfere with or give any direction to the Trustees with respect to the activities or operations of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustees under this Declaration of Trust. The Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Declaration of Trust.

Section 1.06    Applications to Court

As the rights (including the right to apply to a court) and remedies set out in Section 3.09(k), Section 3.09(l), Section 6.01, Section 6.04, Section 15.01 and Section 15.02 of this Declaration of Trust are not statute-based, all references in this Declaration of Trust to Unitholder rights (or the rights of any other person) that may be enforced by the court or to remedies that may be granted by the court are subject to the court, in its discretion, accepting jurisdiction to consider and determine any proceeding commenced by an eligible Unitholder (or other eligible person as contemplated herein) applying to the court under such sections.

Section 1.07    ~~Section 1.06~~ References to the Trust.

For greater certainty, where any reference is made in this Declaration of Trust to an act to be performed by the Trust or a right, power or obligation of the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, or a right, power or obligation of, the Trustees (or another person duly authorized by them) on behalf of the trust created hereby.

ARTICLE II

TRUSTEES AND OFFICERS

Section 2.01    Number.

(a)

~~Prior to completion of the Arrangement, the number of Trustees shall not be fewer than one nor more than fifteen. Following completion of the Arrangement, the~~The number of Trustees shall not be fewer than three nor more than fifteen.

(b)

The number of Trustees may be fixed within the limits provided by Section 2.01(a), from time to time, by resolution of the Trustees and increased or decreased within such limits, from time to time, by resolution of the Trustees.

(c)

If the number of Trustees fixed pursuant to Section 2.01(b) is increased, the Trustees may, notwithstanding Section 2.05, from time to time appoint one or more additional Trustees to fill such a vacancy, provided that the number of additional Trustees appointed under this Section 2.01(c) must not at any time exceed~~: (a) one-third of the number of Trustees in office upon completion of the Arrangement, if, at the time of the appointments, one or more of the Trustees in office upon completion of the Arrangement have not yet completed their first term of office; or (b) in any other case,~~ one-third of the number of the current Trustees who were elected or appointed as Trustees other than under this Section 2.01(c).

Section 2.02    Term of Office.

(a)

The Trustees shall hold office for a term that will, subject to Section 2.03, Section 2.04(b), Section 2.06 and Section 2.07, expire at the conclusion of the next annual meeting of Unitholders or until their successors are elected or appointed, and shall be eligible for election or re-election.

(b)

Trustees shall be elected by Unitholders at each annual meeting of Unitholders and may be elected by Unitholders at special meetings of Unitholders, in each case for a term that will, subject to Section 2.03, Section 2.04(b), Section 2.06 and Section 2.07, expire at the conclusion of the next annual meeting of Unitholders or until such Trustee’s successor is elected or appointed, and shall be eligible for re-election.

(c)

Each Trustee appointed between meetings of Unitholders or to fill a vacancy, including in accordance with Section 2.01(c) or Section 2.08(a), shall be appointed for a term that will, subject to Section 2.03, Section 2.04(b), Section 2.06 and Section 2.07, expire at the conclusion of the next annual meeting of Unitholders or until such Trustee’s successor is elected or appointed, and shall be eligible for election or re-election.

Section 2.03    Qualifications of Trustees.

(a)

The following persons are disqualified from being a Trustee of the Trust: (i) a person who is not an individual; (ii) a person under the age of 18 years; (iii) a person found by a court, in Canada or elsewhere, to be incapable of managing ~~his or her~~their own affairs; (iv) an undischarged bankrupt; and (v) a person convicted, in Canada or elsewhere, of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud unless (A) a court orders otherwise, (B) five years have elapsed since the last to occur of (1) the expiration of the period set for suspension of the passing of sentence without a sentence having been passed, (2) the imposition of a fine, (3) the conclusion of the term of any imprisonment, and (4) the conclusion of the term of any probation imposed, or (C) a pardon was granted or issued under the Criminal Records Act (Canada).

(b)	Any Trustee may be a Unitholder or may be an Annuitant, but shall not be required to hold Units unless the Trustees so determine otherwise from time to time.

Section 2.04    Residency of Trustees.

(a)	A majority of the Trustees must be Resident Canadians.

(b)

If at any time a majority of the Trustees are not Resident Canadians because of the resignation, removal, death or change in circumstance of any Trustee who was a Resident Canadian, or there are no Trustees who are Resident Canadians, the Trustee or Trustees who are not Resident Canadians shall, immediately before that time, be deemed to have resigned and shall cease to be Trustees with effect from the time of such deemed resignation.

(c)	Any Trustee who is a Resident Canadian who proposes to become not a Resident Canadian shall so notify the other Trustees as soon as reasonably practicable.

Section 2.05    Election of Trustees.

Subject to Section 2.01(c), Section 2.02(a) and Section 2.08(a), the election of the Trustees shall be by the vote of Unitholders. An individual who is elected or appointed to hold office as a Trustee (other than an individual who is serving as a Trustee immediately prior to such appointment or election) is not a Trustee and is deemed not to have been elected or appointed to hold office as a Trustee unless:

(a)	~~he or she was~~they were present at the meeting when the election or appointment took place and ~~he or she~~they did not refuse, at the meeting, to hold office as a Trustee; or

(b)

~~he or she was~~they were not present at the meeting when the election or appointment took place and (i) ~~he or she~~they consented in writing to the Trust before or after the election or appointment to hold office as a Trustee, or (ii) ~~he or she~~they performed functions of, or realized benefits exclusively available to, a Trustee after ~~he or she~~they knew or ought to have known of ~~his or her~~their election or appointment as a Trustee.

Section 2.06    Failure to Elect or Appoint Trustees.

If: (a) the Trust fails to hold an annual meeting of Unitholders, and all the Unitholders who are entitled to vote at an annual meeting of Unitholders fail to pass the unanimous resolution contemplated by Section 6.01(b), on or before the date by which the annual meeting of Unitholders is required to be held under Section 6.01(a); or (b) the Unitholders fail, at the annual meeting of Unitholders or in the unanimous resolution contemplated by Section 6.01(b), to elect or appoint any Trustees, then each Trustee then in office continues to hold office until the earlier of the date on which ~~his or her~~their successor is elected or appointed and the date on which ~~he or she~~they otherwise ceases to hold office under this Declaration of Trust.

Section 2.07    Resignation, Removal and Death of Trustees.

A Trustee may resign at any time by notice in writing provided to the Trust or a lawyer for the Trust. Such resignation shall take effect on the date such notice is given or at any later time specified in the notice. A Trustee may be removed at any time (a) with or without cause by a majority of the votes cast at a meeting of Unitholders or (b) by the other Trustees if the Trustee is convicted of an indictable offence, or if the Trustee ceases to be qualified to act as a Trustee of the Trust, in accordance with Section 2.03, and does not promptly resign. This Declaration of Trust may not be amended to require a greater number of votes of Unitholders to remove a Trustee unless all Unitholders consent by a unanimous written resolution. Any removal of a Trustee shall take effect immediately following the aforesaid vote or resolution and any Trustee so removed shall be so notified by the Secretary or another officer of the Trust forthwith following such removal. Upon the resignation or removal of any Trustee, or the Trustee otherwise ceasing to be a Trustee, the individual shall (i) cease to have the rights, privileges and powers of a Trustee hereunder, (ii) execute and deliver such documents as the remaining Trustees shall reasonably require for the conveyance of any Trust property held in ~~his or her~~their name, (iii) account to the remaining Trustees, as they may require, for all property which ~~he or she holds~~they hold as Trustee and (iv) resign from all representative or other positions held by ~~him or her~~them on behalf of the Trust, including as a director or officer of any corporation in which the Trust owns any securities (directly or indirectly), upon which ~~he or she~~they shall thereupon be discharged of ~~his or her~~their obligations as Trustee. Upon the incapacity or death of any Trustee, ~~his or her~~ their legal representative shall execute and deliver on ~~his or her~~their behalf such documents as the remaining Trustees may require as provided in this Section 2.07. In the event that a Trustee or ~~his or her~~their legal representatives, as applicable, are unable or unwilling to execute and deliver such required documents, each of the remaining Trustees is hereby appointed as the attorney of such Trustee for the purpose of executing and delivering such required documents.

Section 2.08    Vacancies.

(a)

The resignation, deemed resignation, removal or death of a Trustee, or failure of the Unitholders to elect some, but not all, of the number of Trustees required by Section 2.01(b), shall cause a vacancy to occur and a majority of the Trustees continuing in office may fill such a vacancy; provided that if such vacancy arises as a result of removal of a Trustee by the Unitholders, such vacancy may be filled by the Unitholders electing a replacement Trustee at the meeting at which the Trustee is removed.

(b)

Until vacancies resulting from the resignation, deemed resignation, removal or death of a Trustee are filled, pursuant to Section 2.05, Section 2.08(a) or otherwise in accordance with this Declaration of Trust, the remaining Trustee or Trustees (even if less than a quorum) may exercise the powers of the Trustees hereunder.

(c)	The disqualification, resignation, deemed resignation, removal or death of a Trustee shall not operate to annul this Declaration of Trust.

(d)

If at any time the number of Trustees is less than the number required by Section 2.01(b) and the remaining Trustee or Trustees fail or are unable to act in accordance with Section 2.01(c) and/or Section 2.08(a) to appoint one or more additional Trustees or if, upon the deemed resignation of one or more Trustees there would be no Trustees, then the Trustees then in office shall promptly call a special meeting of Unitholders to fill the vacancies (and conduct such other business, if any, that may be dealt with at that meeting) and, if they fail to call a meeting or if there are no Trustees then in office, the meeting may be called by any Unitholder.

Section 2.09    Subsequent Trustees.

The right, title and interest of the Trustees in and to the property of the Trust shall vest automatically in all persons who may hereafter become Trustees upon their due election or appointment and qualification without any further act and they shall thereupon have all the rights, privileges, powers, obligations and immunities of Trustees hereunder. Such right, title and interest shall vest in the Trustees whether or not conveyancing documents have been executed and delivered pursuant to Section 2.07 or otherwise.

Section 2.10    Compensation and Other Remuneration.

Trustees shall be entitled to receive, for their services as Trustees, such reasonable compensation as the Trustees may determine from time to time, as well as reimbursement of their reasonable expenses incurred in acting as a Trustee. Subject to Section 3.09, Trustees, either directly or indirectly, shall be entitled to receive remuneration for services rendered to the Trust in any other capacity, including services as an officer of the Trust, legal, accounting or other professional services or services as a broker, transfer agent or underwriter, whether performed by a Trustee or any Affiliate of a Trustee.

Section 2.11    Chair of Trustees

The chair of Trustees (the “Chair”) shall be appointed by and from among the Trustees.

Section 2.12    Officers of the Trust.

The Trust may have such officers as the Trustees may appoint from time to time. One person may hold two or more offices. Any officer of the Trust may, but need not, be a Trustee or a person who is a director, officer, employee or securityholder of Granite GP, Granite LP or any of their respective Affiliates. Officers of the Trust shall be appointed and discharged, and have their remuneration determined, by the Trustees.

ARTICLE III

CONCERNING TRUSTEES AND OFFICERS

Section 3.01    General Powers of Trustees.

The Trustees, subject only to the specific limitations contained in this Declaration of Trust, including Section 4.01, Section 4.02 and Section ~~6.07~~6.08, shall have, without further or other authorization, action or consent and free from any control or direction on the part of the Unitholders, full, absolute and exclusive power, control and authority over the assets of the Trust and over the activities and operations of the Trust to the same extent as if the Trustees were the sole and absolute legal and beneficial owners of such assets in their own right, to do all such acts and things as in their sole judgment and discretion are necessary or incidental to, or desirable for, the carrying out of any of the purposes of the Trust or the conducting of the activities and operations of the Trust. In construing the provisions of this Declaration of Trust, there shall be a presumption in favour of the power and authority having been granted to the Trustees. The enumeration of any specific power or authority herein shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustees. Except as specifically required by law, the Trustees shall, in carrying out investment activities, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees.

Section 3.02    Specific Powers and Authorities of Trustees.

Subject only to the express limitations contained in this Declaration of Trust including Section 4.01, Section 4.02 and Section ~~6.07~~6.08, and in addition to any powers and authorities conferred by this Declaration of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, and without limiting the generality of Section 3.01, the Trustees, without any authorization, action or consent by the Unitholders, shall have and may exercise, on behalf of the Trust or otherwise, at any time and from time to time the following powers and authorities which may or may not be exercised by them, in their sole judgment and discretion and in such manner and upon such terms and conditions as they may from time to time deem proper:

(a)

To retain, invest and re-invest the capital or other funds of the Trust in real or personal property of any kind, including securities issued by other persons, all without regard to whether any such properties are authorized by law for the investment of trust funds, and to possess and exercise all the rights, powers and privileges appertaining to the ownership of the property of the Trust and to increase the capital of the Trust at any time by the issuance of additional Units for such consideration as they deem appropriate.

(b)

For such consideration as they deem proper, to invest in, purchase or otherwise acquire for cash or other property or through the issuance of Units or through the issuance of notes, debentures, bonds or other obligations or securities of the Trust and hold for investment the entire or any participating interest in notes, debentures, bonds or other obligations which are secured by any Mortgages. In connection with any such investment, purchase or acquisition, the Trustees shall have the power to acquire a share of rents, lease payments or other gross income from or a share of the profits from or a share in the equity or ownership of real property.

(c)

To sell, rent, lease, hire, exchange, release, partition, assign, Mortgage, pledge, hypothecate, grant security interests in, encumber, negotiate, convey, transfer or otherwise dispose of any or all of the property of the Trust by deeds, trust deeds, assignments, bills of sale, transfers, leases, Mortgages, financing statements, security agreements and other instruments for any of such purposes.

(d)

To enter into leases, contracts, obligations and other agreements for a term extending beyond the term of office of the Trustees and beyond the possible termination of the Trust or for a lesser term, and perform the obligations of the Trust thereunder.

(e)	Without limit as to amount, to issue any type of debt securities or convertible debt securities and to borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes, activities and operations of the Trust and to draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness.

(f)

To guarantee, indemnify or act as surety with respect to payment or performance of obligations of other persons, to the extent, in the opinion of the Trustees, necessary or incidental to or desirable for the carrying out of any of the purposes of the Trust or conducting the activities and operations of the Trust.

(g)	To lend money or other property of the Trust, on a secured or unsecured basis.

(h)

To incur and pay out of the property of the Trust any charges or expenses and disburse any funds of the Trust, which charges, expenses or disbursements are, in the opinion of the Trustees, necessary or incidental to or desirable for the carrying out of any of the purposes of the Trust or conducting the activities and operations of the Trust including taxes or other governmental levies, charges and assessments of whatever kind or nature, imposed upon or against the Trustees in connection with the Trust or the property of the Trust or upon or against the property of the Trust or any part thereof.

(i)

To deposit funds or other property of the Trust in banks, trust companies and other depositories, whether or not such deposits will earn interest, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more Trustees, officers, agents or representatives) as the Trustees may determine.

(j)

To possess and exercise all the rights, powers and privileges appertaining to the ownership of or interest in all or any Mortgages or securities issued or created by, or interest in, any person, forming part of the assets of the Trust, to the same extent that an individual might and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power.

(k)

To elect, appoint, engage or employ such officers for the Trust as the Trustees may determine, which officers may be removed or discharged at the discretion of the Trustees, such officers to have such powers and duties, and to serve such terms as may be prescribed by the Trustees or by the Trustees’ Regulations.

(l)

To engage, appoint, employ or contract with any persons as agents, representatives, employees or independent contractors or otherwise (including, without limitation, real estate advisors, investment advisors, registrars, underwriters, accountants, lawyers, real estate agents, property managers, appraisers, brokers, architects, engineers, construction managers, general contractors or otherwise) in one or more capacities, and to pay compensation from the Trust for services in as many capacities as such persons may be so engaged or employed.

(m)

Except as prohibited by law or this Declaration of Trust, to delegate any of the powers and duties of the Trustees (including, without limitation, the power of delegation) to any one or more Trustees, agents, representatives, officers, employees, independent contractors of the Trust or other persons without regard to whether such power, authority or duty is normally granted or delegated by Trustees.

(n)

To collect, sue for and receive sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust’s activities and operations, to enter into agreements therefor whether or not any suit is commenced or claim accrued or asserted and to enter into agreements regarding the arbitration, adjudication or settlement thereof.

(o)	To renew, modify, release, compromise, extend, consolidate or cancel, in whole or in part, any obligation to or of the Trust.

(p)

To purchase and pay for, out of the assets of the Trust, insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustees, the Unitholders or officers of the Trust against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees, the Unitholders or the officers of the Trust.

(q)

To cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustees, or by and/or in the name of the Trust or one or more of the Trustees or any other person, on such terms, in such manner with such powers in such person as the Trustees may determine and with or without disclosure that the Trust or Trustees are interested therein provided, however, that should legal title to any of the assets of the Trust be held by and/or in the name of any person or persons other than the Trust, the Trustees shall require such person or persons to execute a declaration of trust or other instrument acknowledging that legal title to such assets is held in trust for the benefit of the Trust.

(r)	To determine conclusively the allocation to capital, income or other appropriate accounts for all receipts, expenses, disbursements and property of the Trust.

(s)

To prepare, execute and file the Trust’s income tax returns and pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustees in connection with the property, undertaking or income of the Trust, or imposed upon or against the Trust’s property, undertaking or income, or any part thereof, and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of net income or Net Realized Capital Gains of the Trust distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act (provided that to the extent necessary the Trustees will seek the advice of the Trust’s legal counsel or the Trust’s auditors), and do all such other acts and things as may be deemed by the Trustees in their sole discretion to be necessary, desirable or convenient.

(t)

To prepare, sign and file or cause to be prepared, signed and filed any prospectus, offering memorandum or similar document, and any amendment thereto and all agreements contemplated therein or ancillary thereto or relating to or resulting from any offerings of the Units (including in the form of Stapled Units) or other securities issued or held by the Trust or a Unitholder and to pay the costs thereof and related thereto out of the property of the Trust whether or not such offering is or was of direct benefit to the Trust or those persons (if any) who were Unitholders immediately prior to such offering.

(u)

To make or cause to be made application for the listing on, or delisting from, any stock exchange of Stapled Units and any Units or other securities of the Trust, and to do all things which in the opinion of the Trustees may be necessary or desirable to effect or maintain such listing or listings or to effect such delisting, as the case may be.

(v)

To enter into an agreement with Granite GP and supplement, amend or modify any such agreement, ~~in connection with the Arrangement or thereafter,~~ with respect to the Stapled Units and related matters, including the coordination of the declaration of dividends and distributions, the issuance of securities comprising Stapled Units and such other matters as the Trustees may determine.

(w)

In addition to the mandatory indemnification provided for in Section 14.01, to the extent permitted by law, to indemnify, or enter into agreements with respect to the indemnification of, the Trustees, officers of the Trust and other persons.

(x)

To determine conclusively the value of any or all of the property of the Trust from time to time and, in determining such value, to consider such information and advice as the Trustees, in their sole judgment, may deem material and reliable.

(y)	To do all such acts and things and to exercise such powers which are delegated to the Trustees by any person who co-owns real property with the Trust.

(z)

To do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the activities and operations of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust.

Section 3.03    Further Powers of the Trustees.

The Trustees shall have the power to prescribe any form provided for or contemplated by this Declaration of Trust. The Trustees may make, adopt, amend, or repeal regulations containing provisions relating to the Trust, the conduct of its activities and operations, the rights or powers of the Trustees and the rights or powers of the Unitholders or officers, provided that such regulations shall not be inconsistent with law or with this Declaration of Trust. The Trustees shall also be entitled to make any reasonable decisions, designations or determinations not contrary to this Declaration of Trust which they may determine are necessary or desirable in interpreting, applying or administering this Declaration of Trust or in administering, managing or operating the Trust. To the extent of any inconsistency between this Declaration of Trust and any regulation, decision, designation or determination made by the Trustees, this Declaration of Trust shall prevail and such regulation, decision, designation or determination shall be deemed to be modified to eliminate such inconsistency. Any regulations, decisions, designations or determinations made pursuant to this Section 3.03 shall be conclusive and binding upon all persons affected thereby.

Section 3.04    Banking

The banking activities of the Trust, or any part thereof, including, but without restricting the generality of the foregoing, the operation of the Trust’s accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Trust; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such bank to do any act or thing on the Trust’s behalf to facilitate such banking activities, shall be transacted with such bank, trust company, or other firm or corporation carrying on a banking business as the Trustees may designate, appoint or authorize from time to time and shall be transacted on the Trust’s behalf by one or more officers of the Trust as the Trustees may designate, appoint or authorize from time to time.

Section 3.05    Conditions Precedent

The obligation of the Trustees to commence or continue any act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding shall be conditional upon sufficient funds being available to the Trustees from the Trust’s property to commence or continue such act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding and an indemnity reasonably satisfactory to the Trustees to protect and hold harmless the Trustees against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage they may suffer by reason thereof. None of the provisions contained in this Declaration of Trust shall require the Trustees to expend or risk their own funds or otherwise incur financial liability in the performance of their duties or in the exercise of any of their rights or powers unless they are given an indemnity and funding satisfactory to the Trustees, acting reasonably.

Section 3.06    Standard of Care of Trustees.

The exclusive standard of care required of the Trustees in exercising their powers and carrying out their functions hereunder shall be that they exercise their powers and carry out their functions hereunder as Trustees honestly and in good faith with a view to the best interests of the Trust and the Unitholders and that in connection therewith they exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances. A Trustee shall not be liable in carrying out ~~his or her~~their duties under this Declaration of Trust except in cases where the Trustee fails to act honestly and in good faith with a view to the best interests of the Trust and Unitholders or to exercise the degree of care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances. The duties and standard of care of the Trustees provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a company governed by the BCBCA. Unless otherwise required by law, the Trustees shall not be required to give surety bond or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustees in their capacity as trustees of the Trust shall not be required to devote their entire time to the investments, business or activities of the Trust.

Section 3.07     Reliance Upon Trustees and Officers.

Any person dealing with the Trust in respect of any matters pertaining to the Trust, to the assets of the Trust and any right, title or interest therein or to securities of the Trust, shall be entitled to rely on a certificate or statutory declaration (including, without limiting the foregoing, a certificate or statutory declaration as to the passing of a resolution of the Trustees) executed by any Trustee or officer of the Trust or, without limiting the foregoing, such other person as may be authorized by the Trustees as to the capacity, power and authority of the Trustees or any other person to act for and on behalf and in the name of the Trust. No person dealing with the Trustees shall be bound to see to the application of any funds or property passing into the hands or control of the Trustees. The receipt by or on behalf of the Trustees for monies or other consideration shall be binding upon the Trust.

Section 3.08     Determinations of Trustees Binding.

All determinations of the Trustees which are made in good faith with respect to any matters relating to the Trust, including, without limiting the generality of the foregoing, whether any particular investment or disposition meets the requirements of this Declaration of Trust, shall be final and conclusive and shall be binding upon the Trust and all Unitholders (and, where the Unitholder is a Deferred Income Plan, registered pension fund or plan as defined in the Tax Act, or other similar fund or plan registered under the Tax Act, upon plan beneficiaries and plan holders past, present and future) and Units of the Trust shall be issued and sold on the condition and understanding that any and all such determinations shall be binding as aforesaid.

Section 3.09     Conflict of Interest.

(a)

For the purposes of this Section 3.09, but subject to Section 3.09(b), Section 3.09(d) and Section 3.09(q), a Trustee or officer of the Trust holds a disclosable interest in a contract or transaction ( a “Disclosable Interest”) if:

(i)	the contract or transaction is material to the Trust;

(ii)	the Trust has entered, or proposes to enter, into the contract or transaction; and

(iii)

either of the following applies to the Trustee or officer of the Trust: (A) the Trustee or officer of the Trust has a material interest in the contract or transaction; or (B) the Trustee or officer of the Trust is a trustee, director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

(b)	For the purposes of Section 3.09, a Trustee or officer of the Trust does not hold a Disclosable Interest in a contract or transaction if:

(i)	the situation that would otherwise constitute a Disclosable Interest under Section 3.09(a) arose on or before the Effective Date;

(ii)	both the Trust and the other party to the contract or transaction are wholly owned Subsidiaries of the same person;

(iii)	the Trust is a wholly owned Subsidiary of the other party to the contract or transaction;

(iv)	the other party to the contract or transaction is a wholly owned Subsidiary of the Trust; or

(v)	the Trustee or officer of the Trust is the sole Unitholder of the Trust or the sole shareholder or unitholder, as applicable, of a person of which the Trust is a wholly owned Subsidiary.

(c)	In Section 3.09(b), “other party” means a person of which the Trustee or officer of the Trust is a director or senior officer or in which the Trustee or officer of the Trust has a material interest.

(d)	For the purposes of Section 3.09, a Trustee or officer of the Trust does not hold a Disclosable Interest in a contract or transaction merely because:

(i)

the contract or transaction is an arrangement by way of security granted by the Trust for money loaned to, or obligations undertaken by, the Trustee or officer of the Trust, or a person in whom the Trustee or officer of the Trust has a material interest, for the benefit of the Trust or an Affiliate of the Trust;

(ii)	the contract or transaction relates to an indemnity or insurance of one or more Trustees or officers of the Trust under this Declaration of Trust;

(iii)

the contract or transaction relates to the remuneration of the Trustee or officer of the Trust in that person’s capacity as a trustee, director, officer, employee or agent of the Trust or of an Affiliate of the Trust;

(iv)

the contract or transaction relates to a loan to the Trust, and the Trustee or officer of the Trust, or a person in whom the Trustee or officer of the Trust has a material interest, is or is to be a guarantor of some or all of the loan; or

(v)

the contract or transaction has been or will be made with or for the benefit of a person that is Affiliated with the Trust and the Trustee or officer of the Trust is also a trustee, director or officer of that person or an Affiliate of that person.

(e)

Subject to Section 3.09(f) and unless a court of competent jurisdiction orders otherwise under Section 3.09(k)(i), a Trustee or officer of the Trust is liable to account to the Trust for any profit that accrues to the Trustee or officer of the Trust under or as a result of a contract or transaction in which the Trustee or officer of the Trust holds a Disclosable Interest.

(f)	A Trustee or officer of the Trust is not liable to account for and may retain the profit referred to in Section 3.09(e) in any of the following circumstances:

~~(i)~~	~~the Disclosable Interest arose before completion of the Arrangement;~~

(i)

~~(ii)~~ the contract or transaction is approved by the Trustees in accordance with Section 3.09(j), other than Section 3.09(j)(iii), after the nature and extent of the Disclosable Interest has been disclosed to the Trustees;

(ii)

~~(iii)~~ the contract or transaction is approved in accordance with Section 3.09(j), after the nature and extent of the Disclosable Interest has been disclosed to the Unitholders entitled to vote on that resolution;

(iii)

~~(iv)~~ whether or not the contract or transaction is approved in accordance with Section 3.09(j), (A) the Trust entered into the contract or transaction before the Trustee or officer of the Trust became a trustee or officer of the Trust, (B) the Disclosable Interest is disclosed to the Trustees or the Unitholders, and (C) the Trustee or officer of the Trust does not participate in, and, in the case of a Trustee, does not vote as a Trustee on, any decision or resolution touching on the contract or transaction.

(g)

The disclosure referred to in Section 3.09(f)(~~ii~~i), Section 3.09(f)(~~iii~~ii) or Section 3.09(f)(~~iv~~iii) must be evidenced in a consent resolution, the minutes of a meeting or any other record deposited in the Trust’s records office determined pursuant to Section ~~15.13~~16.13.

(h)

A general statement in writing provided to the Trust by a Trustee or officer of the Trust is a sufficient disclosure of a Disclosable Interest for the purpose of this Section 3.09 in relation to any contract or transaction that the Trust has entered into or proposes to enter into with a person if the statement declares that the Trustee or officer of the Trust is a trustee, director or officer of, or has a material interest in, the person with whom the Trust has entered, or proposes to enter, into the contract or transaction.

(i)	In addition to the records that a Unitholder may inspect under Section ~~15.14~~16.14, that Unitholder may, without charge, inspect:

(i)	the portions of any minutes of meetings of Trustees, or of any consent resolutions of Trustees, that contain disclosures under this Section 3.09; and

(ii)	the portions of any other records that contain those disclosures.

(j)

(i)

A contract or transaction in respect of which disclosure has been made in accordance with this Section 3.09 may be approved by (A) the Trustees or (B) the affirmative vote of at least two-thirds of the votes cast at a meeting of Unitholders duly called and held.

(ii)

Subject to Section 3.09(j)(iii), a Trustee who has a Disclosable Interest in a contract or transaction is not entitled to vote on any Trustees’ resolution referred to in Section 3.09(j)(i) to approve that contract or transaction.

(iii)	If all of the Trustees have a Disclosable Interest in a contract or transaction, any or all of those Trustees may vote on a Trustees’ resolution to approve the contract or transaction.

(iv)

A Trustee who has a Disclosable Interest in a contract or transaction and who is present at the meeting of Trustees at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the Trustee votes on any or all of the resolutions considered at the meeting.

(k)

The Trust or any Trustee, officer of the Trust, Unitholder or beneficial owner of Units may apply to a court of competent jurisdiction for, and, if the court determines that a contract or transaction in which a Trustee or officer of the Trust has a Disclosable Interest was fair and reasonable to the Trust, the court may make one or more of the following orders:

(i)	an order that the Trustee or officer of the Trust is not liable to account for any profit that accrues to the Trustee or officer of the Trust under or as a result of the contract or transaction; or

(ii)	any other order that the court considers appropriate.

(l)

Unless a contract or transaction in which a Trustee or officer of the Trust has a Disclosable Interest has been approved in accordance with Section 3.09(f), the Trust or any Trustee, officer of the Trust, Unitholder or beneficial owner of Units may apply to a court of competent jurisdiction for, and, if the court determines that the contract or transaction was not fair and reasonable to the Trust, the court may make one or more of the following orders:

(i)	an order enjoining the Trust from entering into the proposed contract or transaction;

(ii)	an order that the Trustee or officer of the Trust is liable to account for any profit that accrues to the Trustee or officer of the Trust under or as a result of the contract or transaction; or

(iii)	any other order that the court considers appropriate.

(m)	A contract or transaction with the Trust is not invalid merely because:

(i)	a Trustee or officer of the Trust has an interest, direct or indirect, in the contract or transaction;

(ii)	a Trustee or officer of the Trust has not disclosed an interest ~~he or she has~~they have in the contract or transaction; or

(iii)	the Trustees or Unitholders have not approved the contract or transaction in which a Trustee or officer of the Trust has an interest.

(n)	Except as is provided in this Section 3.09, a Trustee or officer of the Trust has no obligation to:

(i)	disclose any direct or indirect interest that the Trustee or officer of the Trust has in a contract or transaction; or

(ii)	account for any profit that accrues to the Trustee or officer of the Trust under or as a result of a contract or transaction in which the Trustee or officer of the Trust has a Disclosable Interest.

(o)

If a Trustee or officer of the Trust holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a Trustee or officer of the Trust, the Trustee or officer of the Trust must disclose, in accordance with Section 3.09(p), the nature and extent of the conflict.

(p)	The disclosure required from a Trustee or officer of the Trust under Section 3.09(o):

(i)

must be made to the Trustees promptly (i) after that individual becomes a Trustee or officer of the Trust, or (ii) if that individual is already a Trustee or officer of the Trust, after that individual begins to hold the office or possess the property, right or interest for which disclosure is required; and

(ii)	must be evidenced in one of the ways referred to in Section 3.09(g).

(q)

Notwithstanding anything in this Section 3.09, prior to an Event of Uncoupling, no Trustee or officer of the Trust shall have a Disclosable Interest in a contract or transaction or proposed contract or transaction with the Trust solely by virtue of such person being a director or officer of Granite GP or Granite LP or any of their Affiliates.

ARTICLE IV

INVESTMENT GUIDELINES AND OPERATING POLICIES

Section 4.01     Investment Guidelines.

Notwithstanding any other provision hereof, the assets of the Trust may be invested only in accordance with the following guidelines:

(a)

the Trust will focus its activities primarily on acquiring, holding, developing, maintaining, improving, leasing, managing, repositioning, disposing or otherwise dealing with revenue producing real property;

(b)

notwithstanding anything else contained in this Declaration of Trust, the Trust shall not make or hold any investment, take any action or omit to take any action or permit a Subsidiary to make or hold any investment or take any action or omit to take any action that would result in:

(i)	the Trust not qualifying as a “mutual fund trust” or “unit trust” both within the meaning of the Tax Act;

(ii)	Units not qualifying as qualified investments for investment by trusts governed by Deferred Income Plans;

(iii)

the Trust not qualifying as a “real estate investment trust”, as defined in subsection 122.1(1) of the Tax Act if, as a consequence of the trust not so qualifying, the trust would be subject to tax on “taxable SIFT trust distributions” pursuant to section 122 of the Tax Act; or

(iv)	the Trust being liable to pay a tax imposed under Part XII.2 of the Tax Act;

(c)

the Trustee will use its best efforts to conduct the activities of the Trust in a manner to ensure that the Trust will not be a “publicly traded partnership” taxable as a corporation under Section 7704 of the Code;

(d)

when making investments, the Trust shall consider the following factors: the political environment and governmental and economic stability in the relevant jurisdiction(s), the long-term growth prospects of the assets and the economy in the relevant jurisdiction(s), the currency in the relevant jurisdiction(s) and the income-producing stability of the assets;

(e)

the Trust may, directly or indirectly, make such investments, do all such things and carry out all such activities as are necessary or desirable in connection with the conduct of its activities provided they are not otherwise specifically prohibited by this Declaration of Trust;

(f)	unless otherwise specifically prohibited by this Declaration of Trust, the Trust may invest in freehold, leasehold, or other interests in property (real, personal, moveable or immovable);

(g)

the Trust may make its investments and conduct its activities, directly or indirectly, through an investment in one or more persons on such terms as the Trustees may from time to time determine, including without limitation by way of joint ventures, partnerships (general or limited) and limited liability companies;

(h)	the Trust shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as ancillary to an investment in real property;

(i)	the Trust may only invest in operating businesses indirectly through one or more trusts, partnerships (general or limited), corporations or other legal entities; and

(j)

the Trust shall not invest in raw land for development, except for (i) existing properties with additional development, (ii) the purpose of renovating or expanding existing properties, or (iii) the development of new properties, provided that the aggregate cost of the investments of the Trust in raw land, after giving effect to the proposed investment, will not exceed 15% of Gross Book Value.

For the purpose of the foregoing investment guidelines (other than Section 4.01(b)), the assets, liabilities, activities, operations and transactions of a corporation or other person wholly or partially owned by the Trust, including Granite LP and its Subsidiaries, will be deemed to be those of the Trust on a proportionate consolidated basis. In addition, any references in the foregoing to investment in real property will be deemed to include an investment in a joint venture arrangement. Nothing in the investment guidelines (other than Section 4.01(b)) prohibits the Trust from holding some or all of the receivables due pursuant to instalment receipt agreements.

Section 4.02     Operating Policies.

The operations and activities of the Trust will be conducted in accordance with the following policies:

(a)

the Trust shall not purchase, sell, market or trade in currency or interest rate futures contracts otherwise than for hedging purposes to the extent that such hedging activity complies with National Instrument 81-102 – Mutual Funds, as amended from time to time, or any successor instrument or rule and provided that is complied with;

(b)

(i) any written instrument creating an obligation which is or includes the granting by the Trust of a Mortgage, and (ii) to the extent the Trustees determine to be practicable and consistent with their fiduciary duty to act in the best interests of Unitholders, any written instrument which is, in the judgment of the Trustees, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, Unitholders, Annuitants, or officers, employees or agents of the Trust, but that only property of the Trust or a specific portion shall be bound; the Trust, however, is not required, but shall use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property;

(c)

the Trust shall not incur or assume any Indebtedness if, after giving effect to the incurring or assumption of the Indebtedness, the total Indebtedness of the Trust would be more than 65% of Gross Book Value;

(d)

the Trust shall not directly or indirectly guarantee any Indebtedness or liabilities of any person unless such guarantee: (i) is given in connection with or incidental to an investment that is otherwise permitted under the Trust’s investment guidelines; (ii) has been approved by the Trustees; and (iii) (A) would not disqualify the Trust as a “mutual fund trust” within the meaning of the Tax Act, and (B) would not result in the Trust losing any other status under the Tax Act that is otherwise beneficial to the Trust and its Unitholders

(e)

except for real property held by a person partially owned by the Trust, title to each real property shall be held by and registered in the name of the Trust, the Trustees or in the name of a corporation or other entity wholly-owned, directly or indirectly, by the Trust or jointly, directly or indirectly, by the Trust with joint venturers or in such other manner which, in the opinion of management, is commercially reasonable;

(f)

the Trust shall conduct such diligence as is commercially reasonable in the circumstances on each real property that it intends to acquire and obtain a report with respect to the physical condition thereof from an independent and experienced consultant;

(g)

the Trust shall either (i) have conducted an environmental site assessment or (ii) be entitled to rely on an existing environmental site assessment ~~dated no earlier than six months prior to receipt by the Trust~~, in respect of each real property that it intends to acquire and, if the environmental site assessment report recommends that further environmental site assessments be conducted, the Trust shall have conducted such further environmental site assessments, in each case, by an independent and experienced environmental consultant; and

(h)

the Trust shall obtain and maintain, or cause to be obtained and maintained, at all times, insurance coverage in respect of potential liabilities of the Trust and the accidental loss of value of the assets of the Trust from risks, in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties.

For the purpose of the foregoing operating policies, the assets, liabilities, activities, operations and transactions of a corporation or other person wholly or partially owned by the Trust, including Granite LP and its Subsidiaries, will be deemed to be those of the Trust on a proportionate consolidated basis. In addition, any references in the foregoing to investment in real property will be deemed to include an investment in a joint venture.

Section 4.03     Application of Investment Guidelines and Operating Policies

With respect to the investment guidelines and operating policies contained in Section 4.01 and Section 4.02 and where any maximum or minimum percentage limitation is specified in any of the guidelines and policies therein contained, such guidelines and policies shall, unless otherwise specified, be applied on the basis of the relevant amounts calculated immediately after the making of such investment or the taking of such action. Any subsequent change relative to any percentage limitation, which results from a subsequent change in Gross Book Value, will not require divestiture of any investment except in the case of any such limitation relating to the investment guidelines contained in Section 4.01(b) which must be complied with at all times.

Section 4.04     Regulatory Matters.

If at any time a government or regulatory authority having jurisdiction over the Trust or any property of the Trust shall enact any law, regulation or requirement which is in conflict with any investment guideline or operating policy of the Trust then in force, such guideline or policy in conflict shall, if the Trustees on the advice of legal counsel to the Trust so resolve, be deemed to have been amended to the extent necessary to resolve any such conflict and, notwithstanding anything to the contrary herein contained, any such resolution of the Trustees shall not require the prior approval of Unitholders.

Section 4.05     Partnership Status for U.S. Tax Purposes

Notwithstanding anything to the contrary in this Declaration of Trust, the Trust shall elect to be treated as a partnership for U.S. federal income tax purposes. Nevertheless, if the Trustees believe it is no longer in the best interests of the Trust to maintain its status as a partnership for U.S. federal income tax purposes, the Trustees shall have the power to change or revoke such election.

ARTICLE V

TRUST UNITS

Section 5.01     Units.

The beneficial interests in the Trust shall be divided into a single class of Units (which may be represented by instalment receipts) with the rights and privileges set forth in this ARTICLE V. The number of Units which the Trust may issue is unlimited. Each Unit, when issued, shall vest indefeasibly in the holder thereof. Subject to applicable regulatory approval, the issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees without Unitholder approval, provided that if an Event of Uncoupling has not occurred, the Units shall not be subdivided or consolidated unless immediately following such subdivision or consolidation there will be issued and outstanding an equal number of Units and Granite GP Common Shares. Each Unit shall entitle the holder to the voting rights provided in Section ~~6.06~~6.07.

Section 5.02     Ranking of Units.

Each Unit shall represent an equal undivided beneficial interest in any distributions by the Trust, whether of net income, Net Realized Capital Gains of the Trust or other amounts and, in the event of termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities, and no Unit shall have any preference or priority over any other.

Section 5.03     Consideration for Units.

Subject to the last sentence of this Section 5.03, a Unit shall not be fully paid until the consideration therefor has been received in full by or on behalf of the Trust. The consideration for any Unit shall be paid in one or more of money, property or past services performed for or for the direct or indirect benefit of the Trust, the value of which consideration received by the Trust, as determined by the Trustees, equals or exceeds the issue price set for the Unit. In determining whether the aggregate value of the money, property and past services equals or exceeds the issue price for a Unit, the Trustees may take into account reasonable charges and expenses that (a) have been incurred by the person providing the money, property and past services, and (b) are reasonably expected to benefit the Trust. Units may be issued and sold on an instalment basis, in which event beneficial ownership of such Units may be represented by instalment receipts, but shall otherwise be non-assessable.

Section 5.04     No Pre-Emptive Rights.

There are no pre-emptive rights attaching to the Units.

Section 5.05     Fractional Units.

If as a result of any act of the Trustees pursuant to this Declaration of Trust any person becomes entitled to a fraction of a Unit, such person is not entitled to receive a Stapled Unit certificate therefor. Fractional Units shall not, except to the extent that they may represent in the aggregate one or more whole Units, entitle the holders thereof to notice of or to attend or to vote at, meetings of Unitholders. Subject to the foregoing, such fractional Units shall have attached thereto the rights, privileges, restrictions, conditions and limitations attaching to whole Units in the proportion that they bear to a whole Unit. If an Event of Uncoupling has occurred, all references to “Stapled Unit” in this Section 5.05 shall be read as references to “Unit”.

Section 5.06     Allotment and Issue.

Subject to Section 5.03 and Section 5.10, the Trustees may allot and issue Units at such time or times and in such manner (including pursuant to any plan from time to time in effect relating to reinvestment of distributions of the Trust and/or dividends of Granite GP, equity-based compensation plans of the Trust, Granite GP or their respective Affiliates or pursuant to a unitholder rights plan of the Trust and/or shareholder rights plan of Granite GP), and for such consideration and to such person, persons or class of persons as the Trustees in their sole discretion shall determine, provided that, if an Event of Uncoupling has not occurred, no Unit may be issued by the Trust to any person unless (a) a Granite GP Common Share is simultaneously issued to such person or (b) the Trust has arranged that Units will be consolidated (subject to any applicable regulatory approval) immediately after such issuance, such that each holder of a Unit will hold an equal number of Units and Granite GP Common Shares immediately following such consolidation.

Section 5.07    Rights, Warrants, Options and Other Unit-Based Securities.

The Trustees may create and issue rights, warrants or options or other instruments or securities (including, subject to the provisions of Section 4.01 and Section 4.02, debt securities) exercisable for, convertible into, exchangeable for or otherwise pursuant to which a holder may subscribe for, acquire or receive payment in, fully paid Units at such exercise, conversion, exchange or subscription price or prices and at such time or times as the Trustees may determine. The rights, warrants, options, instruments or securities so created may be issued for such consideration or for no consideration, all as the Trustees may determine. A right, warrant, option, instrument or security so issued shall not be a Unit and a holder thereof shall not be a Unitholder. Provided that an Event of Uncoupling has not occurred, the Trustees may create and issue rights, warrants or options or other instruments or securities (including, subject to the provisions of Section 4.01 and Section 4.02, debt securities) exercisable for, convertible into, exchangeable for or otherwise pursuant to which a holder may subscribe for, acquire or receive payment in, Stapled Units.

Section 5.08    Commissions and Discounts.

The Trustees may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase Units or other securities of the Trust or Stapled Units from the Trust or any other person or procuring or agreeing to procure purchasers for Units or other securities of the Trust or Stapled Units.

Section 5.09    Transferability and Stapling.

(a)

The Units are freely transferable and, other than as provided in this Declaration of Trust, the Trustees shall not impose any restriction on the transfer of Units. ~~After completion of the Arrangement, provided~~Provided that an Event of Uncoupling has not occurred, each Unit may be transferred only together with a Granite GP Common Share (other than a repurchase by the Trust pursuant to Section 5.26).

(b)

An “Event of Uncoupling” shall occur only: (i) in the event that Unitholders, in accordance with Section ~~12.03~~12.04(e), vote in favour of the uncoupling of Units and Granite GP Common Shares such that the two securities will trade separately; or (ii) at the sole discretion of the Trustees or the directors of Granite GP, but only in the event of the bankruptcy, insolvency, winding-up or reorganization (under an applicable law relating to insolvency) of the Trust or Granite GP or the taking of corporate action by the Trust or Granite GP in furtherance of any such action or the admitting in writing by the Trust or Granite GP of its inability to pay its debts generally as they become due.

(c)	Provided that an Event of Uncoupling has not occurred, in the event that Granite GP:

(i)	subdivides, redivides or changes the then outstanding Granite GP Common Shares into a greater number of Granite GP Common Shares;

(ii)	reduces, combines, consolidates or changes the then outstanding Granite GP Common Shares into a lesser number of Granite GP Common Shares; or

(iii)	reclassifies or otherwise changes the Granite GP Common Shares;

(collectively, a “Change to the Granite GP Common Shares”), the Trust (subject to any applicable regulatory approval) shall cause a corresponding change to simultaneously be made to, or in, the Units unless such Change to the Granite GP Common Shares does not result in a holder of a Granite GP Common Share holding an unequal number of Granite GP Common Shares and Units, provided that, for the avoidance of doubt, this Section 5.09(c) shall not apply solely because of a dividend or distribution by Granite GP in the form of Granite GP Common Shares, or issuance by Granite GP of Granite GP Common Shares, which, in each case, is followed immediately by a consolidation after which each holder of a Unit holds an equal number of Granite GP Common Shares.

Section 5.10    Non-Resident Ownership Constraint.

At no time may more than 49% (on either a basic or fully-diluted basis) of the Units be held for the benefit of non-residents of Canada (within the meaning of the Tax Act) and/or partnerships that are not Canadian partnerships (within the meaning of the Tax Act) (in each case, “Non-Resident Beneficiaries”). The Trustees may require declarations as to the jurisdictions in which beneficial owners of Units are resident or declarations from holders of Units as to whether such Units are held for the benefit of Non-Resident Beneficiaries. If the Trustees become aware that more than 49% (on either a basic or fully-diluted basis) of the Units then outstanding are, or may be, held for the benefit of Non-Resident Beneficiaries or that such a situation is imminent, the Trustees may cause the Trust to make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a non-resident (or, in the discretion of the Trustees, that the person is not a Non-Resident Beneficiary) and does not hold its Units for a Non-Resident Beneficiary. If, notwithstanding the foregoing, the Trustees determine that more than 49% of the Units (on either a basic or fully-diluted basis) are held for the benefit of Non-Resident Beneficiaries, the Trustees may cause the Trust to send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not non-residents and do not hold their Units for the benefit of Non-Resident Beneficiaries within such period, the Trustees may cause the Trust to sell such Units on behalf of such Unitholders and, in the interim, the voting and distribution rights attached to such Units shall be suspended. Upon such sale the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds from such sale.

Section 5.11    Certificates.

Each Unitholder or ~~his~~their duly authorized agent is entitled, upon request, to receive, without charge, a Stapled Unit certificate registered in ~~his~~their name representing the Units held by ~~him~~them, signed in the manner hereinafter prescribed, provided that, in respect of a Unit or Units held jointly by several persons, the Trust is not bound to issue more than one Stapled Unit certificate and delivery of a Stapled Unit certificate to one of several joint Unitholders or to one of the Unitholders’ duly authorized agents will be sufficient delivery to all. No Stapled Unit certificate shall be issued to evidence any fractional Stapled Units, unless the Trustees otherwise determine in their sole discretion. If an Event of Uncoupling has occurred, all references to “Stapled Unit” in this Section 5.11 shall be read as references to “Unit”.

Section 5.12    Form of Certificate.

(a)

The form of certificate representing Units shall be in such form as is from time to time authorized by the Trustees. The form of certificate representing Stapled Units shall be in such form as is from time to time authorized by the Trustees.

(b)

Each Stapled Unit certificate shall be signed by a Trustee or an officer of the Trust and, if required by Section 5.13, countersigned by or on behalf of the Transfer Agent. The signature of the Trustee or the officer of the Trust required to appear on any such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually. If such a certificate contains the printed or mechanically reproduced signature of a person, then the Trust may issue the certificate even though such person has ceased to be a Trustee or an officer of the Trust and such certificate is as valid as if such person continued to be a Trustee or an officer of the Trust at the date of its issue. If an Event of Uncoupling has occurred, all references to “Stapled Unit” in this Section 5.12(b) shall be read as references to “Unit”.

(c)

For greater certainty, an existing certificate that, prior to completion of the Arrangement represented common shares of Granite Real Estate Inc. shall thereafter represent only the holder’s entitlement to the Stapled Units to which the holder is entitled as a result of and pursuant to the Arrangement, and may be exchanged for a certificate representing such Stapled Units.

Section 5.13    Unit Register and Transfer Ledgers to be Maintained.

A central securities register (the “Register”) shall be kept by, or on behalf and under the direction of, the Trustees, which Register shall contain the name and last known address of each Unitholder, the respective number of Units held by them, the certificate numbers of the certificates of such Unitholder’s Stapled Units and the date and particulars of each issue, transfer or redemption thereof. The Trustees may appoint one or more chartered banks or trust companies or other persons authorized to act as a transfer agent in any jurisdiction to act as transfer agents and to act as registrars for Units and may provide for the transfer of Units in one or more places within Canada or elsewhere. In the event of such appointment, the Transfer Agent shall keep all necessary registers and other books (which may be kept in a bound or looseleaf book or may be entered or recorded by any system of mechanical or electronic data processing or any other information storage device) for recording original issues and registering and transferring the Units. If the Trustees have appointed a registrar and transfer agent for Units, no certificate for Stapled Units shall be valid unless countersigned by or on behalf of the Transfer Agent. Provided that an Event of Uncoupling has not occurred, the Trust must not at any time close the Register. If an Event of Uncoupling has occurred, all references to “Stapled Units” in this Section 5.13 shall be read as references to “Units”.

Section 5.14    Entry on Register.

Upon any issue of Units, the name of the subscriber (or person as directed by the subscriber, which may include a securities depository or clearing system or nominee thereof) shall be promptly entered on the Register as the holder of the number of Units so issued, or if the subscriber is already a Unitholder, the Register may be amended to include the additional Units. Except as provided in this Declaration of Trust, only persons whose Units are recorded on the Register shall be entitled to vote or to receive distributions or otherwise exercise or enjoy the rights of Unitholders. The Trustees shall have the right to treat the persons whose Units are recorded on the Register as the owner of such Units for all purposes, including, without limitation, payment of any distribution or redemption amount, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders. Notwithstanding the foregoing, the Trustees shall provide to the personal or other legal representative or trustee in bankruptcy of a Unitholder the rights and privileges of such Unitholder if appropriate evidence of appointment or incumbency with the meaning of section 87 of the Securities Transfer Act is provided to the Trustees.

Section 5.15    Transfer of Units.

Units shall be for all purposes of the Trust and this Declaration of Trust, personal and moveable property, and, subject to the provisions of this ARTICLE V and such provisions and conditions as may be prescribed by the Trustees from time to time, shall be transferable. No transfer shall be recorded on the Register unless the transferor has executed the instrument of transfer as reproduced in the Stapled Unit certificate, or such other form that may be approved by the Trustees from time to time, and the transferee has delivered to the Transfer Agent a Stapled Unit certificate representing the Units. Subject to the foregoing, transfers shall be recorded on the Register and a new Stapled Unit certificate for the Units so transferred shall be issued to the transferee and in case of a transfer of only part of the Units represented by any Stapled Unit certificate, a new Stapled Unit certificate for the remaining Units shall be issued to the transferor. No transfer of Units shall be effective as against the Trustees or shall be in any way binding upon the Trustees until the transfer has been recorded on the Register. None of the Trustees, officers of the Trust, Unitholders or the Transfer Agent or other agent of the Trust or the Trustees is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the Unitholder or by any intermediate owner or holder of the Units, of any interest in the Units, or any Stapled Unit certificate. There must be paid to the Trust, in relation to the registration of any transfer, the amount, if any, determined by the Trustees. If an Event of Uncoupling has occurred, all references to “Stapled Unit” in this Section 5.15 shall be read as references to “Unit”.

Section 5.16    Successors in Interest to Unitholders.

The personal or other legal representative, or trustee in bankruptcy, of a Unitholder shall be entitled to become or to designate another person to become a registered Unitholder if the person provides to Trustees or the Transfer Agent (a) a declaration of transmission made by the personal or other legal representative or trustee in bankruptcy stating the particulars of the transmission, (b) the Stapled Unit certificate and any assurances referred to in section 87 of the Securities Transfer Act that are required by the Trustees, (c) in the case of a death, (i) the original grant of probate or letters of administration or a court certified copy of them, or (ii) the original or a court certified or authenticated copy of the grant of representation, will, order or other instrument or other evidence of the death under which title to the Units is claimed to vest, (d) in the case of bankruptcy, a copy of the court order or of the assignment in bankruptcy and a copy of the instrument appointing the trustee in bankruptcy, and (e) in any other case, (i) if the person making the declaration of transmission referred to in paragraph (a) above was appointed by a court, appropriate evidence of appointment or incumbency within the meaning of paragraph (a) of the definition of “appropriate evidence of appointment or incumbency” in section 87(3) of the Securities Transfer Act, and (ii) if that person was not appointed by a court, appropriate evidence of appointment or incumbency within the meaning of paragraph (b) of the definition of “appropriate evidence of appointment or incumbency” in section 87(3) of the Securities Transfer Act. If a personal or other legal representative, or a trustee in bankruptcy, of a Unitholder applies to the Trustees or the Transfer Agent pursuant to the foregoing sentence to become or to designate another person to become a registered Unitholder, provision to the Trustees or the Transfer Agent of the records required pursuant to the foregoing sentence for the application shall, despite anything else in this Declaration of Trust, be sufficient authority to enable the Trustees or the Transfer Agent to register the applicant or the person designated by the applicant, as the case may be, as a registered Unitholder. If an Event of Uncoupling has occurred, all references to “Stapled Unit” in this Section 5.16 shall be read as references to “Unit”.

Section 5.17    Units Held Jointly or in Fiduciary Capacity.

The Trust may treat two or more persons holding any Unit as joint tenants of the entire interest therein unless the ownership is expressly otherwise recorded on the Register, but no entry shall be made in the Register or on any Stapled Unit certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Unit; provided, however, that any person recorded in the Register as a Unitholder may, subject to the provisions herein contained, be described in the Register or on any Stapled Unit certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. If there are joint Unitholders recorded on the Register, in respect of any Unit, any one of the joint Unitholders may vote at any meeting, either personally or by proxy, in respect of the Unit as if that joint Unitholder were solely entitled to it or, if more than one of the joint Unitholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that Unit, then only the vote of the joint Unitholder present whose name stands first on the Register in respect of the Unit will be counted. If an Event of Uncoupling has occurred, all references to “Stapled Unit” in this Section 5.17 shall be read as references to “Unit”.

Section 5.18    Performance of Trusts.

Except as required by law or statute or this Declaration of Trust, no person will be recognized by the Trust as holding any Unit upon any trust, and the Trust is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any Unit or fraction of a Unit or (except as by law or statute or this Declaration of Trust provided or as ordered by a court of competent jurisdiction) any other rights in respect of any Unit except an absolute right to the entirety thereof in the Unitholder.

Section 5.19    Replacement of Worn Out or Defaced Certificate.

If the Trustees are satisfied that a Stapled Unit certificate is worn out or defaced, they must, on production to them of the certificate, and on such other terms, if any, as they think fit, order the certificate to be cancelled and issue a replacement Stapled Unit certificate for the same number of Units in lieu thereof. If an Event of Uncoupling has occurred, all references to “Stapled Unit” in this Section  5.19 shall be read as references to “Unit”.

Section 5.20    Lost Certificates.

In the event that any Stapled Unit certificate is lost, stolen or destroyed, the Trustees may authorize the issuance of a new Stapled Unit certificate for the same number of Units in lieu thereof. The Trustees may in their discretion, before the issuance of such new certificate, require the owner of the lost, stolen or destroyed certificate, or the legal representative of the owner, to make such affidavit or statutory declaration, setting forth such facts as to the loss, theft or destruction as the Trustees deem necessary and may require the applicant to supply to the Trust a “lost certificate” or similar bond in such reasonable amount as the Trustees direct indemnifying the Trustees and the Transfer Agent for so doing. The Trustees shall have the power to acquire from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen or destroyed certificates. The owner of the lost, stolen or destroyed certificate shall pay all premiums and other sums of money payable for such purpose with such contribution, if any, by those insured if an as may be determined by the Trustees. If such blanket lost security bond is acquired, the Trustees may authorize and direct (upon such terms and conditions as they from time to time impose) any registrar, transfer agent, trustee or others to whom the indemnity of such bond extends to take such action to replace such lost, stolen or destroyed certificates without further action or approval by the Trustees. If an Event of Uncoupling has occurred, all references to “Stapled Unit” in this Section 5.20 shall be read as references to “Unit”.

Section 5.21    Splitting Stapled Unit Certificates.

If a Unitholder surrenders a Stapled Unit certificate to the Trust with a written request that the Trust issue in the Unitholder’s name two or more Stapled Unit certificates, each representing a specified number of Units and in the aggregate representing the same number of Units as the Stapled Unit certificate so surrendered, the Trust must cancel the surrendered certificate and issue replacement Stapled Unit certificates in accordance with that request. If an Event of Uncoupling has occurred, all references to “Stapled Unit” in this Section 5.21 shall be read as references to “Unit”.

Section 5.22    Certificate Fee.

The Trustees may establish a reasonable fee to be charged for the issue of any Stapled Unit certificate under Section 5.19, Section 5.20 or Section 5.21. If an Event of Uncoupling has occurred, all references to “Stapled Unit” in this Section 5.22 shall be read as references to “Unit”.

Section 5.23    Death of Unitholders.

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or give the personal representatives or the heirs of the estate of the deceased Unitholder a right to an accounting or to take any action in the courts or otherwise against other Unitholders or the Trustees, officers of the Trust or the property of the Trust, but shall only entitle the personal representatives or the heirs of the estate of the deceased Unitholder to the rights set out in Section ~~6.10~~6.11 and to demand and receive, pursuant to the provisions of Section 5.16 hereof, a new Stapled Unit certificate in place of the certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives or the heirs of the estate of the deceased Unitholder shall succeed to all rights of the deceased Unitholder under this Declaration of Trust. If an Event of Uncoupling has occurred, all references to “Stapled Unit” in this Section 5.23 shall be read as references to “Unit”.

Section 5.24    Unclaimed Payments.

In the event that the Trustees hold any amounts to be paid to Unitholders, under ARTICLE IX or otherwise because such amounts are unclaimed or cannot be paid for any reason, neither the Trustees nor any distribution disbursing agent shall be under any obligation to invest or reinvest the same and shall only be obligated to hold the same in a current or other non-interest bearing account with a chartered bank or trust company, pending payment to the person or persons entitled thereto. The Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of such amounts so held to a court in the province where the Trust has its principal office or to the Public Trustee (or other similar government official or agency) in the province where the Trust has its principal office whose receipt shall be a good fulfillment and discharge of the obligations of the Trustees.

Section 5.25    Repurchase of Units.

The Trust shall be entitled to purchase or otherwise acquire at any time, in each case for cancellation, the whole or from time to time any part of the outstanding Units, at a price per Unit and on a basis determined by the Trustees in compliance with all applicable securities laws, regulations or policies and the policies of any applicable stock exchange, provided that, if an Event of Uncoupling has not occurred, Granite GP simultaneously purchases the Granite GP Common Shares stapled to the Units that the Trust seeks to purchase or otherwise acquire.

Section 5.26    Repurchase of Fin GP Units by Trust

Notwithstanding the generality of Section 5.25, the Trust may purchase or otherwise acquire at any time the outstanding Fin GP Units at a price per Fin GP Unit equal to the subscription price therefor and, upon the completion of such purchase or acquisition, any such Units shall be cancelled and shall no longer be outstanding for any of the purposes of this Declaration of Trust.

Section 5.27    Instalment Receipts.

The Trust shall be entitled to exercise all rights to which it is entitled under instalment receipt agreements in the event of non-payment of the final instalment by a registered holder of an instalment receipt.

Section 5.28    Acquisition Offers.

(a)

For the purposes of this Section 5.28, each Acquisition Offer is accepted if, within four months after the making of the offer, the offer is accepted by Unitholders who, in the aggregate, hold at least 90% of the Stapled Units, other than Stapled Units already held at the date of the offer by, or by a nominee for, the Acquiring Person or its Affiliate.

(b)

If an Acquisition Offer is accepted within the meaning of Section 5.28(a), the Acquiring Person may, within five months after making the offer, send written notice to any Offeree who did not accept the offer, that the Acquiring Person wants to acquire the Stapled Units of that Offeree that were involved in the offer.

(c)

If a notice is sent to an Offeree under Section 5.28(b), the Acquiring Person is entitled and bound to acquire all of the Stapled Units of that Offeree that were involved in the offer for the same price and on the same terms contained in the Acquisition Offer unless a court of competent jurisdiction orders otherwise on an application made by that Offeree within two months after the date of the notice.

(d)	On the application of an Offeree under Section 5.28(c), a court of competent jurisdiction may

(i)	set the price and terms of payment, and

(ii)	make consequential orders and give directions the court considers appropriate.

(e)

If a notice has been sent by an Acquiring Person under Section 5.28(b) and the court has not ordered otherwise under Section 5.28(c), the Acquiring Person must, no earlier than two months after the date of the notice, or, if an application to a court of competent jurisdiction by the Offeree to whom the notice was sent is then pending, at any time after that application has been disposed of,

(i)

send a copy of the notice to the Trust and pay or transfer to the Trust the amount or other consideration representing the price payable by the Acquiring Person for the Units that are referred to in the notice, and

(ii)

send a copy of the notice to each of Granite GP and pay or transfer to Granite GP the amount or other consideration representing the price payable by the Acquiring Person for the Granite GP Common Shares that are referred to in the notice.

(f)

On receiving the copy of the notice and the amount or other consideration referred to in Section 5.28(e)(i) and confirming that Granite GP has received the copy of the notice and the amount or other consideration referred to in Section 5.28(e)(ii), the Trust must register the Acquiring Person as a Unitholder with respect to those Stapled Units.

(g)

Any amount received by the Trust under this Section 5.28 must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by the Trust, or by a trustee approved by a court of competent jurisdiction, in trust for the persons entitled to that sum.

(h)

If the Acquiring Person has not, within one month after becoming entitled to do so, sent the notice referred to in Section 5.28(b), the Acquiring Person must send a written notice to each Offeree referred to in Section 5.28(b) stating that the Offeree, within three months after receiving the notice, may require the Acquiring Person to acquire the Stapled Units of that Offeree that were involved in the Acquisition Offer.

(i)

If an Offeree requires the Acquiring Person to acquire the Offeree~~’~~’s Stapled Units in accordance with Section 5.28(h), the Acquiring Person must acquire those Stapled Units for the same price and on the same terms contained in the Acquisition Offer.

If an Event of Uncoupling has occurred, all references to “Stapled Units” in this Section 5.28 and the defined terms used in this Section 5.28 shall be read as references to “Units” and the references in this Section 5.28 to Granite GP and to Granite GP Common Shares shall be disregarded.

ARTICLE VI

MEETINGS OF UNITHOLDERS

Section 6.01     Annual Meeting.

(a)

There shall be an annual meeting of Unitholders at such time and place in Canada as the Trustees shall prescribe for the purpose of electing Trustees, appointing the auditors of the Trust and transacting such other business as the Trustees may determine or as may properly be brought before the meeting. The annual meeting of Unitholders shall be held after delivery to the Unitholders of the information referred to in Section ~~15.11~~16.11(a) and, in any event, within 18 months after the date of the Original Declaration of Trust, and after that at least once in each calendar year and not more than 15 months after the later to occur of the last annual meeting of Unitholders or date of a written resolution in lieu of an annual meeting of Unitholders in accordance with Section 6.01(b). Notwithstanding the foregoing, the Trustees may apply to a court or competent jurisdiction for an order extending the time for calling an annual meeting. The annual meeting of Unitholders may be held at the same time and place as the annual meeting of holders of Granite GP Common Shares.

(b)

If all the Unitholders consent, by a resolution passed by being consented to in writing by all of the Unitholders, to all of the business that is required to be transacted at an annual meeting of Unitholders, the annual meeting of Unitholders is deemed to have been held on the date of such Unitholder resolution.

Section 6.02    Other Meetings.

(a)

The Trustees shall have power at any time to call special meetings of the Unitholders at such time and place as the Trustees may determine and any such special meeting of Unitholders may be held at the same time and place as a special meeting of holders of Granite GP Common Shares.

(b)

Unitholders holding in the aggregate not less than 5% of the outstanding Units may requisition the Trustees to call a special meeting of Unitholders for the purposes stated in the requisition. A requisition under this Section 6.02(b):

(i)	must, in 1,000 words or less, state the business to be transacted at the meeting, including any resolution to be submitted to the meeting;

(ii)	must be signed by, and include the names and mailing addresses of, all of the requisitioning Unitholders;

(iii)	may be made in a single record or may consist of several records, in similar form and content, each of which is signed by one or more of the requisitioning Unitholders; and

(iv)	must be delivered to the Trustees at the delivery address of, or mailed by registered mail to the mailing address of, the principal office of the Trust.

(c)

Upon receiving a requisition that complies with Section 6.02(b), the Trustees shall call a meeting of Unitholders to be held not more than four months after the date on which such requisition is received by the Trustees to transact the business stated in such requisition and shall send:

(i)

notice of the date, time and, if applicable, the location of such meeting at least 21 days, but not more than four months, before the meeting to each Unitholder entitled to attend the meeting and to each Trustee; and

(ii)

to the persons entitled to notice of the meeting the text of such requisition, which text shall be sent in, or within the time set for the sending of, the notice of the requisitioned meeting, or in the Trust’s information circular or equivalent, if any, sent in respect of the requisitioned meeting.

(d)

If the requisitioned meeting is an Electronic Meeting, the notice referred to in Section 6.02(c) must also contain instructions for attending and participating in the meeting by telephone or other communications medium, including, if applicable, instructions for voting at the meeting.

(e)	~~(d)~~ The Trustees need not comply with Section 6.02(c) if:

(i)

a record date for a meeting of Unitholders has been fixed and notice thereof has been given to each stock exchange in Canada on which the Stapled Units (or, following an Event of Uncoupling, Units) are listed for trading;

(ii)

the Trustees have called a meeting of Unitholders to be held after the date on which the requisition is received by the Trustees and have sent notice of that meeting in accordance with Section ~~6.03~~6.02(g);

(iii)

substantially the same business was submitted to Unitholders to be transacted at a meeting of Unitholders that was held not more than the two years before the receipt of the requisition, and any resolution to transact that business at that earlier meeting did not receive the required support of Unitholders;

(iv)	it clearly appears that the business stated in the requisition does not relate in a significant way to the business or activities of the Trust;

(v)

it clearly appears that the primary purpose for the requisition is securing publicity or enforcing a personal claim or redressing a personal grievance against the Trust or any of its Trustees, officers or security holders;

(vi)	the business stated in the requisition has already been substantially implemented;

(vii)	the business stated in the requisition, if implemented, would cause the Trust to commit an offence; or

(viii)	the requisition deals with matters beyond the Trustees’ power to implement.

(f)

~~(e)~~ If the Trustees do not, within 21 days after the date on which the requisition is received by the Trust, send notice of a meeting of Unitholders in accordance with Section 6.02(c), the requisitioning Unitholders, or any one or more of them holding, in the aggregate, more than 1/40 of the outstanding Units, may send notice of a general meeting to be held to transact the business stated in the requisition. A meeting of Unitholders called under this Section 6.02(~~e~~f) by the requisitioning Unitholders must: (i) be called in accordance with Section 6.02(c), (ii) be held within four months after the date on which the requisition is received by the Trustees, and (iii) as nearly as possible, be conducted in the same manner as a meeting of Unitholders called by the Trustees.

(g)

~~(f)~~ Unless the Unitholders resolve otherwise at the meeting of Unitholders called under Section 6.02(~~e~~f) by the requisitioning Unitholders, the Trust must reimburse the requisitioning Unitholders for the expenses actually and reasonably incurred by them in requisitioning, calling and holding that meeting.

Section 6.03    Notice of Meeting of Unitholders.

Notice of all meetings of the Unitholders shall be mailed or delivered or otherwise made available, as permitted by applicable law, by the Trustees to each Unitholder entitled to attend the meeting (at ~~his~~their address appearing in the Register), to each Trustee and to the auditors of the Trust not less than 21 days nor more than two months before the meeting. Notice of any meeting of Unitholders shall state the purposes of the meeting. Despite any other provision of this Declaration of Trust, a Unitholder and any other person entitled to notice of a meeting of Unitholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice. Without limiting the foregoing sentence, attendance of a person at a meeting of Unitholders is a waiver of entitlement to notice of the meeting, unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. If the meeting is an Electronic Meeting, the notice must also contain instructions for attending and participating in the meeting by telephone or other communications medium, including, if applicable, instructions for voting at the meeting. The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting.

Section 6.04    Unitholder Proposals

Subject to subsections (a) and (b), a registered holder or beneficial owner of Units may (i) submit written notice to the Trust of any matter that the person wishes to have considered at the next annual meeting of Unitholders (a “Proposal”) and (ii) present at the meeting the Proposal, personally or by proxy, provided that they are a Qualified Unitholder (as defined herein) at the time of the Meeting.

(a)

To be eligible to submit a Proposal, a person must be a registered or beneficial owner of one or more Units that carry the right to vote at general meetings for an uninterrupted period of at least two years before the date of signing the Proposal (a “Qualified Unitholder”). A person is not a Qualified Unitholder if, within two years before the signing of such Proposal, the person failed to present, in person or by proxy, at a meeting of Unitholders, a Proposal that, at the person’s request, had been included in a proxy circular relating to a meeting of the Unitholders.

(b)	A Proposal is valid if:

(i)	it includes the signature of the person submitting the Proposal and persons in support of the Proposal;

(ii)

it is signed by Qualified Unitholders who, together with the person that submits the Proposal, at the time of signing, are the registered holders or beneficial owners of Units that, in the aggregate, (i) constitute not less than 1% of the combined total number of outstanding Units, or (ii) have a fair market value in excess of $2,000;

(iii)

the Proposal is accompanied by a declaration from the person submitting the Proposal and each supporter, signed by person submitting the Proposal and each supporter, as the case may be, or, in the case of a person submitting or supporting the Proposal that is a corporation, by a director or senior officer of the signatory,

(A)	providing the name and mailing address of that signatory;

(B)	declaring the number of Units owned by that signatory as a registered or beneficial owner; and

(C)	unless the name of the registered owner has already been provided under subparagraph (i), providing the name of the registered owner of those Units;

(iv)	the Proposal and the declarations are received at the registered office of the Trust at least three months before the anniversary of the previous year’s annual meeting of Unitholders.

(c)	A Proposal may be accompanied by one written statement in support of the Proposal, which together must not exceed 1,000 words excluding the information required by subsection (b).

(d)

The Trust shall send in, or within the time set for the sending of, the notice of the applicable annual meeting, or include in, or attach to, its proxy circular delivered in connection with its annual meeting:

(i)	the text of the Proposal;

(ii)	the names and mailing addresses of the submitter and the supporters; and

(iii)	the written statement, if any, accompanying the Proposal.

(e)

Subject to Section 6.04(f) and Section 6.04(h), the Trust must allow the person submitting the Proposal to present the Proposal, personally or by proxy, at the annual meeting in relation to which the Proposal was made if the submitter of the Proposal is a Qualified Unitholder at the time of that meeting.

(f)

If the Trust receives more than one Proposal in relation to an annual meeting and the Proposals relate to substantially the same matter, the Trust need only comply with subsections Section 6.04(d) and (e) in relation to the first of those Proposals to be received at its registered office and need not comply with Section 6.04(d) and (e) in relation to any other of those Proposals.

(g)

A Proposal may not include nominations for the election of Trustees and a Unitholder shall not have the right to make nominations at the meeting, unless such nomination is made in accordance with the provisions of Section 6.17.

(h)	The Trust shall not be required to comply with subsections Section 6.04(d) and (e) if:

(i)	the Trustees have called an annual meeting to be held after the date on which the Proposal is received by the Trust and have sent notice of that meeting in accordance with Section 6.03;

(ii)	the Proposal is not valid within the meaning of Section 6.04(b) or exceeds the maximum length set out in Section 6.04(c).

(iii)

it clearly appears that (A) the primary purpose of the Proposal is to secure publicity or to enforce a personal claim or redress a personal grievance against the Trust, the Trustees, its officers, the Unitholders or other securityholders of the Trust, or (B) the Proposal does not relate in a significant way to the business or affairs of the Trust;

(iv)

substantially the same Proposal was submitted to Unitholders in a proxy circular relating to a meeting of the Unitholders and held within five years preceding the receipt of the Proposal and the matter covered by the Proposal did not receive the required support at that meeting. For the purposes hereof, the required support for a Proposal is:

(A)	3% of the total number of Units voted, if the Proposal has been introduced at only one annual meeting of Unitholders;

(B)	6% of the total number of Units voted at the last meeting at which the matter was submitted to Unitholders, if the Proposal was introduced at two annual meetings of Unitholders; and

(C)	10% of the total number of Units voted at the last meeting at which the matter was submitted to Unitholders, if the Proposal was introduced at three or more annual meetings of Unitholders; or

(v)	the Proposal has already been substantially implemented;

(vi)	the Proposal, if implemented, would cause the Trust to commit an offence; or

(vii)	the Proposal deals with matters beyond the Trust’s power to implement.

(i)

Neither the Trust nor any person acting on its behalf will incur any liability to Unitholders or any other person by circulating a Proposal or statement or permitting a submitter to present a Proposal at an annual meeting in compliance with this Section 6.04.

(j)

If the Trust does not intend to process a Proposal, it shall, within 21 days of receipt of the Proposal, notify in writing the person submitting the Proposal of its decision to omit the Proposal from the Trust’s proxy circular and of the reasons for the decision, including a specific reference to the provision of subsection Section 6.04(f), (g) and/or (h) that the Trust is relying on in refusing to process the Proposal and the reasons why the Trust believes that that provision applies.

(k)	The submitter of a Proposal to whom a notice was sent under subsection Section 6.04(j) may apply to the court for a review of the Trust’s decision.

(l)

On the application of a person submitting a Proposal for a review of the Trust’s decision under subsection Section 6.04(k), a court may restrain the holding of the meeting to which the Proposal is sought to be presented and make any further order it considers appropriate, inlcuding one or more of the following:

(i)	an order that the Trust comply with Section 6.04(d), (e) and (f) in the manner and within the time ordered by the court;

(ii)	if the information referred to in Section 6.04(d) cannot be provided to the Unitholders within a reasonable period of time before the annual meeting, an order that the Trust:

(A)	hold, at its sole expense, a meeting for the purpose of considering the Proposal; and

(B)	comply with Section 6.04(d), (e) and (f) in relation to that meeting on the terms and conditions imposed by the court; and

(iii)	an order that the Trust reimburse the submitter of the Proposal for all reasonable legal expenses, including all reasonable disbursements, incurred in the application.

(m)

The Trust or any person claiming to be aggrieved by a Proposal may apply to a court for an order permitting or requiring the Trust to refrain from processing the Proposal, and the court, if it is satisfied that subsections Section 6.04(f), (g) or (h) applies, may make such order as it considers appropriate.

Section 6.05    ~~Section 6.04~~ Quorum.

The quorum of Unitholders for the transaction of business at a meeting of Unitholders shall exist where two or more Unitholders holding Units carrying not less than 25% of the number of votes attached to all Units entitled to be voted at such meeting are present in person or represented by proxy. If there is only one Unitholder entitled to vote at a meeting of Unitholders, the quorum is one person who is, or who represents by proxy, that Unitholder, and that Unitholder, present in person or by proxy, may constitute the meeting. No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of Unitholders unless a quorum of Unitholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting. If, within one-half hour from the time set for the holding of a meeting of Unitholders, a quorum is not present, in the case of a general meeting requisitioned by Unitholders pursuant to Section 6.02, the meeting is dissolved, and in the case of any other meeting of Unitholders, the meeting stands adjourned to the same day in the next week at the same time and place or to such other day, time and place as is determined by the chair of the meeting.

Section 6.06    ~~Section 6.05~~ Chair.

The following individual is entitled to preside as chair at a meeting of Unitholders: (a) the Chair, if any; or (b) if the Chair is absent or unwilling to act as chair of the meeting, any other Trustee or individual present selected by the Trustees or the president or chief executive officer, if any.

Section 6.07    ~~Section 6.06~~ Voting.

Holders of Units may attend and vote at all meetings of the Unitholders either in person or by proxy. Each Unit shall be entitled to one vote at all meetings of the Unitholders. Any action to be taken by the Unitholders shall, except as otherwise required by this Declaration of Trust or by law, be authorized when approved by the affirmative vote of a majority of the votes cast at a meeting of Unitholders. In case of an equality of votes, the chair of a meeting of Unitholders does not have a second or casting vote in addition to the vote or votes to which the chair of a meeting of Unitholders may be entitled as a Unitholder.

Section 6.08    ~~Section 6.07~~ Matters on which Unitholders Shall Vote.

None of the following shall occur unless the same has been duly approved by the Unitholders at a meeting duly called and held:

(a)	except as provided in Section 2.01(c), Section 2.02(a), Section 2.03, Section 2.04(b), Section 2.07 or Section 2.08(a), the appointment, election or removal of Trustees;

(b)	except as provided in Section ~~15.09~~16.09, the appointment or removal of auditors of the Trust;

(c)	any amendment to the Declaration of Trust (except as provided in Section 4.04 or Section 12.01); and

(d)	any matter noted in Section ~~12.03~~12.04.

Nothing in this Section 6.08, however, shall prevent the Trustees from submitting to a vote of Unitholders any matter which they deem appropriate, including matters required by law or by the rules or policies of any stock exchange or market on which the Stapled Units or Units may be listed or quoted. Except with respect to the matters specified in this Section ~~6.07~~6.08 or Section  12.02, no vote of the Unitholders shall in any way bind the Trustees.

Section 6.09    ~~Section 6.08~~ Record Dates.

For the purpose of determining the Unitholders who are entitled to receive notice of and vote at any meeting (other than a meeting requisitioned by Unitholders pursuant to Section 6.02) or any adjournment thereof, or who are entitled to receive any distribution, or for the purpose of any other action, the Trustees may from time to time fix a date not preceding by more than two months, the date of any such meeting of Unitholders or distribution or other action as a record date for the determination of Unitholders entitled to receive notice of and to vote at such meeting or any adjournment thereof or to receive such distribution or to be treated as Unitholders of record for purposes of such other action. For the purpose of determining the Unitholders who are entitled to receive notice of any meeting, any record date fixed by the Trustees may not precede the date of such meeting of Unitholders by fewer than 21 days. For the purpose of determining the Unitholders who are entitled to receive notice of and vote at any meeting requisitioned by Unitholders pursuant to Section 6.02 or any adjournment thereof, the Trustees may from time to time fix a date not preceding by more than four months, the date of any such meeting of Unitholders as a record date for the determination of Unitholders entitled to receive notice of and to vote at such meeting or any adjournment thereof. Any Unitholder who was a Unitholder at the time fixed in accordance with this Section ~~6.08~~6.09 shall be entitled to receive notice of and vote at such meeting or any adjournment thereof or to receive such distribution or be treated as a Unitholder of record for purposes of such other action, even though ~~he has~~they have since that date disposed of ~~his~~their Units, and no Unitholder becoming such after that date shall be entitled to receive notice of and vote at such meeting or any adjournment thereof or to receive such distribution or to be treated as a Unitholder of record for purposes of such other action. If no record date is set for the purpose of determining the Unitholders who are entitled to receive notice of and vote at any meeting of Unitholders, the record date is 5 p.m. (Vancouver time) on the day immediately preceding the first date on which the applicable notice is sent or, if no such notice is sent, the beginning of the meeting. If no record date is set for the purpose of determining the Unitholders who are entitled to receive any distribution or for the purpose of any other action, the record date is 5 p.m. (Vancouver time) on the date on which the Trustees pass the resolution relating to the matter for which the record date is required.

Section 6.10    ~~Section 6.09~~ Proxies.

Whenever the vote or consent of Unitholders is required or permitted under this Declaration of Trust, such vote or consent may be given either directly by the Unitholder or by a proxy in such form as the Trustees may prescribe from time to time. A proxy need not be a Unitholder. The Trustees may solicit such proxies from the Unitholders or any of them in any matter requiring or permitting the Unitholders’ vote, approval or consent. The Trustees may adopt, amend or repeal such rules relating to the appointment of proxyholders and the solicitation, execution, validity, revocation and deposit of proxies, as they in their discretion from time to time determine.

Section 6.11    ~~Section 6.10~~ Personal Representatives.

If a Unitholder is deceased, ~~his~~their personal representative, upon filing with the secretary of the meeting such proof of ~~his~~their appointment as the secretary considers sufficient, shall be entitled to exercise the same voting rights at any meeting of Unitholders as the Unitholder would have been entitled to exercise if ~~he~~they were living and for the purpose of the meeting shall be considered to be a Unitholder. Subject to the provisions of the will of a deceased Unitholder, if there is more than one personal representative, the provisions of Section 5.17 relating to joint holders shall apply.

Section 6.12    ~~Section 6.11~~ Attendance by Others.

The Trustees, any officer of the Trust, any lawyer for the Trust, representatives of the auditors of the Trust and any other individual invited by the Trustees or the chair of the meeting are entitled to attend and speak at any meeting of Unitholders, but if any of those individuals does attend a meeting of Unitholders, that individual is not to be counted in the quorum and is not entitled to vote at the meeting unless that individual is a Unitholder or proxy holder entitled to vote at the meeting.

Section 6.13    ~~Section 6.12~~ Meeting by Telephone, Electronic or Other Communications Medium.

~~A Unitholder or proxy holder may participate in a~~Any meeting of Unitholders ~~in person~~may be held partially or entirely by ~~telephone~~means of a telephonic, electronic or other ~~communication~~communications medium ~~if all Unitholders or proxy holders participating in the meeting, whether in person or~~. A Unitholder or proxy holder who is entitled to participate in, including vote at, a meeting of Unitholders may do so by telephone or other communications medium~~,~~ if all Unitholders and proxy holders attending the meeting are able to ~~communicate with each other. A Unitholder or proxy holder who participates in a meeting~~participate in it, whether by telephone, by other communications medium or in person. If the Trust holds a meeting of Unitholders that is not an Electronic Meeting, the Trust is not obligated to take any action or provide any facility to permit or facilitate the use of any communications medium at the meeting. If the Trust holds a meeting of Unitholders that is an Electronic Meeting, the Trust must permit and facilitate participation in the meeting by telephone or other communications medium. If one or more Unitholders or proxy holders participate in a meeting of Unitholders in a manner contemplated by this Section ~~6.12~~6.13, each such Unitholder or proxy holder is deemed, for ~~all~~the purposes of ~~the~~ Declaration of Trust, to be present at the meeting, and ~~to have agreed to participate in that manner~~the meeting is deemed to be held at the location, if any, specified in the notice of the meeting.

Section 6.14    ~~Section 6.13~~ Conduct of Meetings.

To the extent that the rules and procedures for the conduct of a meeting of Unitholders are not prescribed herein or in the Trustees’ Regulations, the rules and procedures shall be such reasonable rules and procedures as are determined by the chair of the meeting and such rules and procedures shall be binding upon all parties participating in the meeting.

Section 6.15    ~~Section 6.14~~ Binding Effect of Resolutions

Every resolution passed at a meeting in accordance with the provisions of this ARTICLE VI shall be binding upon all Unitholders, whether present at or absent from the meeting.

Section 6.16    ~~Section 6.15~~ Resolution in Lieu of Meeting.

A resolution signed in writing by Unitholders shall be deemed to be a proceeding at a meeting of Unitholders and to be as valid and effective as if it had been passed at a meeting of Unitholders that satisfies all the requirements of this Declaration of Trust relating to meetings of Unitholders if all the Unitholders who are entitled to vote at an annual meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual meeting.

Section 6.17    Nomination of Trustees.

(a)

Only persons who are nominated in accordance with the following procedures shall be eligible for election as Trustees of the Trust. Nominations of persons for election to the board of Trustees may be made at any annual meeting of Unitholders, or at any special meeting of Unitholders, if one of the purposes for which the special meeting was called was the election of Trustees:

~~(a)~~

~~in the case of a resolution of Unitholders that may be approved by the affirmative vote of a majority of the votes cast at a meeting of Unitholders, such resolution is, after being submitted to all of the Unitholders, consented to in writing by Unitholders who, in the aggregate, hold not less than two-thirds of the outstanding Units; and~~

(i)	by or at the direction of the board of Trustees, including pursuant to a notice of meeting;

(ii)	by or at the direction or request of one or more Unitholders pursuant to a requisition of the Unitholders made in accordance with Section 6.02; or

(iii)	by any person (a “Nominating Unitholder”) who

(A)

at the close of business on the date of the giving of the notice provided for below in this Section 6.17 and on the record date for notice of such meeting, is entered in the Register as a holder of one or more Units carrying the right to vote at such meeting or who beneficially owns Units that are entitled to be voted at such meeting; and

(B)	who complies with the notice procedures set forth below in this Section 6.17.

(b)

~~in the case of a resolution of Unitholders that may be approved by the affirmative vote of at least two-thirds of the votes cast at a meeting of Unitholders, such resolution is consented to in writing by all of the Unitholders.~~In addition to any other applicable requirements, for a nomination to be made by a Nominating Unitholder, the Nominating Unitholder must have given timely notice thereof to the Trustees in the manner prescribed by this Declaration of Trust. Furthermore, if such notice is made on a day which is not a Business Day or later than 5:00 p.m. (Toronto Time) on a day which is a Business Day, then such notice shall be deemed to have been made on the subsequent day that is a Business Day.

(c)	To be timely, a Nominating Unitholder’s notice to the Trustees must be made:

(i)

in the case of an annual meeting of Unitholders, not less than 30 days prior to the date of the annual meeting of Unitholders; provided, however, that in the event that the annual meeting of Unitholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Unitholder may be made not later than the close of business on the tenth (10th) day following the Notice Date;

(ii)

in the case of a special meeting (which is not also an annual meeting) of Unitholders called for the purpose of electing Trustees (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Unitholders was made; and

(iii)

notwithstanding the foregoing, in the case of an annual meeting of Unitholders or a special meeting (which is not also an annual meeting) of Unitholders called for the purpose of electing Trustees (whether or not also called for other purposes) where “notice-and-access” (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy-related materials and the Notice Date is not less than 50 days before the date of the meeting, not less than 40 days prior to the date of the meeting.

(d)	To be in proper written form, a Nominating Unitholder’s notice to the Trustees must set forth:

(i)	as to each person whom the Nominating Unitholder proposes to nominate for election as a Trustee:

(A)	the name, age, province or state, and country of residence of the person;

(B)	the principal occupation or employment of the person;

(C)	whether the person is a Resident Canadian;

(D)

the class or series and number of Units of the Trust which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of Unitholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(E)

any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of Trustees pursuant to applicable securities laws; and

(ii)

as to the Nominating Unitholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Unitholder has a right to vote any Units of the Trust and any other information relating to such Nominating Unitholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of Trustees pursuant to applicable securities laws.

(e)

The Trust may require that any proposed nominee furnish such other information as may be required to be contained in a dissident proxy circular or by applicable law or regulation to determine the independence of the proposed nominee or their eligibility to serve as a Trustee of the Trust.

(f)

No person shall be eligible for election as a Trustee of the Trust unless nominated in accordance with the provisions of this Section 6.17; provided, however, that nothing in this Section 6.17 shall be deemed to preclude discussion by a Unitholder (as distinct from the nomination of Trustees) at a meeting of Unitholders of any matter in respect of which it would have been entitled to submit to a vote pursuant to the terms and conditions contained in this Declaration of Trust. The chairperson of the applicable meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g)

Notwithstanding any provisions in this Section 6.17 to the contrary, in the event that the number of Trustees to be elected at a meeting is increased effective after the time period for which the Nominating Unitholder’s notice would otherwise be due under this section, a notice with respect to nominees for the additional Trustees required by this section shall be considered timely if it shall be given not later than the close of business on the tenth (10th) day following the day on which the first public announcement of such increase was made by the Trust.

(h)

For purposes of this Section 6.17, “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Trust under its profile on the System of Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

(i)	Notwithstanding the foregoing, the Trustees may, in their sole discretion, waive any requirement in this Section 6.17.

ARTICLE VII

MEETINGS OF THE TRUSTEES

Section 7.01     Meetings of Trustees.

The Trustees may meet together at any place for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the Trustees held at regular intervals may be held at the place, at the time and, subject to Section 7.06, on not less than three days’ (or 24 hours in the event of an emergency) notice, or such other notice, if any, as the Trustees may from time to time determine; provided that a majority of meetings of the Trustees in any calendar year shall take place in Canada. Each committee of Trustees may meet together at any place for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of each committee of Trustees held at regular intervals may be held at the place, at the time and on not less than three days’ (or 24 hours in the event of an emergency) notice, or such other notice, if any, as the members of the committee of Trustees may from time to time determine.

Section 7.02     Trustees May Act Without Meeting.

Notwithstanding Section 7.01, a resolution of the Trustees or of any committee of the Trustees consented to in writing by all of the Trustees entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the Trustees or of the committee of the Trustees duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the Trustees or of any committee of the Trustees passed in accordance with this Section 7.02 is deemed to be a proceeding at a meeting of Trustees or of the committee of the Trustees and to be as valid and effective as if it had been passed at a meeting of the Trustees or of the committee of the Trustees that satisfies all the requirements of this Declaration of Trust relating to meetings of the Trustees or of a committee of the Trustees.

Section 7.03     Chair of Meetings.

The following individual is entitled to preside as chair at a meeting of Trustees: (a) the Chair, if any; or (b) any other Trustee chosen by the Trustees if: (i) the Chair is not present at the meeting within 15 minutes after the time set for holding the meeting; (ii) the Chair is not willing to chair the meeting; or (iii) the Chair has advised the Secretary, if any, or any other Trustee, that ~~he or she~~they will not be present at the meeting.

Section 7.04     Calling of Meetings.

A Trustee may, and the Secretary or an Assistant Secretary of the Trust, if any, on the request of a Trustee must, call a meeting of the Trustees at any time.

Section 7.05     Notice of Meetings.

Other than for meetings held at regular intervals as determined by the Trustees pursuant to Section 7.01, reasonable notice of each meeting of the Trustees, specifying the place, day and time of that meeting must be given to each of the Trustees by any method set out in Section ~~15.02~~16.02 or orally or by telephone. The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the Trustees does not invalidate any proceedings at that meeting.

Section 7.06     When Notice Not Required.

It is not necessary to give notice of a meeting of the Trustees to a Trustee if: (a) the meeting is to be held immediately following a meeting of Unitholders at which that Trustee was elected or appointed, or is the meeting of Unitholders at which that Trustee is appointed; or (b) the Trustee has waived notice of the meeting.

Section 7.07     Waiver of Notice of Meetings.

Any Trustee may waive notice of a meeting of Trustees (or a committee of Trustees) in any manner. Without limiting the generality of the foregoing, any Trustee may send to the Trustees (or to the members of a committee of Trustees, as applicable) a document signed by ~~him or her~~them waiving notice of any past, present or future meeting or meetings of the Trustees (or such committee of Trustees) and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the Trustees (or such committee of Trustees) need be given to such Trustee and all meetings of the Trustees (or such committee of Trustees) so held are deemed not to be improperly called or constituted by reason of notice not having been given to such Trustee. The attendance of a Trustee at a meeting shall constitute a waiver of notice of such meeting except where a Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened.

Section 7.08     Quorum.

The quorum necessary for the transaction of the business of the Trustees is a majority of the Trustees then in office; provided that a majority of the Trustees comprising such quorum must be Resident Canadians; and provided further that if the number of Trustees is set at one, the quorum is deemed to be set at one Trustee, and that Trustee may constitute a meeting. The quorum necessary for the transaction of the business of any committee of the Trustees is a majority of the Trustees on such committee.

Section 7.09     Voting at Meetings.

Questions arising at any meeting of Trustees or any committee thereof are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Section 7.10     Meetings by Telephone, Electronic or Other Communications Medium.

A Trustee may participate in a meeting of the Trustees or of any committee of the Trustees in person or by telephone or other communication medium if all Trustees ~~participating in~~attending the meeting are able to participate in it, whether in person or by telephone or other communications medium~~, are able to communicate with each other~~. A Trustee who participates in a meeting in a manner contemplated by this Section 7.10 is deemed for all purposes of the Declaration of Trust to be present at the meeting and to have agreed to participate in that manner.

Section 7.11     Committee Meetings.

Each committee of Trustees appointed by the Trustees may adopt its own rules or procedures for the calling, conduct, adjournment and regulation of the meetings of such committees as it sees fit and may amend or repeal such rules or procedures from time to time; provided, however, that any such rules or procedures shall not be inconsistent with this Declaration of Trust.

Section 7.12     Audit Committee.

The Trustees shall appoint an audit committee (the “Audit Committee”) to consist of not less than three Trustees, all of whom shall be independent (as that term is used in National Instrument 52-110 – Audit Committees). The Audit Committee shall review the financial statements of the Trust and/or such other financial statements as the Trust may be permitted to prepare and file under and in satisfaction of the requirements of applicable securities laws (including, as applicable, combined financial statements of the Trust and Granite GP), and report thereon to the Trustees. If so requested by a member of the Audit Committee, the auditors of the Trust shall attend any meeting of the Audit Committee held during the term of office of the auditors.

Section 7.13     Additional Committees.

The Trustees may create such additional committees as they, in their discretion, determine to be necessary or desirable for the purposes of properly governing the activities of the Trust, and may delegate to any such additional committee any powers or authority they see fit.

ARTICLE VIII

DELEGATION OF POWERS

Section 8.01     General.

The Trustees may appoint from among their number a committee of Trustees and may delegate to such committee any of the powers of the Trustees. The Trustees shall have the power to appoint, employ or contract with any person for any matter relating to the Trust or its assets or activities. For greater certainty, the Trustees may delegate to any person (including any one or more officers of the Trust) the power to execute any document or enter into any agreement on behalf of the Trust or exercise any discretion or make any amendment in relation thereto without regard to whether such authority is normally granted or delegated by trustees. The Trustees may grant or delegate such authority to an advisor as the Trustees may in their sole discretion deem necessary or desirable without regard to whether such authority is normally granted or delegated by trustees. The Trustees shall have the power to determine the term and compensation of an advisor or any other persons whom they may employ or with whom they may contract. The Trustees shall have the power to grant powers of attorney as required in connection with any financing or security relating thereto or any other transaction or matter.

ARTICLE IX

DISTRIBUTIONS

Section 9.01     Distributions.

(a)

The Trust may distribute to Unitholders on each Distribution Date such amounts as shall be determined by the Trustees in their discretion for the applicable Distribution Period. Notwithstanding the foregoing, the total amount due and payable pursuant to this Section 9.01 on or before December 31 of any calendar year shall not be less than the amount necessary to ensure that the Trust will not be liable to pay income tax under Part I of the Tax Act for such year. The amount, if any, which is required to be distributed to comply with the preceding sentence shall be due and payable, on the earlier of the last Distribution Date in respect of each year and December 31 of such year, to persons who are Unitholders of record on that date, such amount to be payable in cash unless the Trustees determine in their absolute discretion to pay such amount in Units, in which case such amount shall be payable in Units, in accordance with Section 9.01(d).

(b)	At any time the Trustees may declare an extraordinary distribution of cash, Units or property of the Trust in specie (an “Extraordinary Distribution”).

(c)

Any distribution, including any Extraordinary Distribution, shall be made proportionately to persons who are Unitholders as at the close of business on the record date for such distribution, which shall be the last Business Day of the calendar month immediately preceding the month in which the Distribution Date falls, or such other time and date, if any, as is fixed by the Trustees in accordance with Section ~~6.08~~6.09.

(d)

Distributions under Section 9.01(a) shall be paid in cash or in Units (in the absolute discretion of the Trustees) as provided in Section 9.01(a), and may be reinvested in or paid in Units or Granite GP Common Shares pursuant to any distribution reinvestment plan or distribution reinvestment and Unit or Stapled Unit purchase plan adopted by the Trustees pursuant to Section 9.07. Extraordinary Distributions may be paid in cash, Units or property of the Trust in specie, as determined by the Trustees. Any distribution, including an Extraordinary Distribution, of Units shall be subject to the restrictions in Section 5.06. Where the Trustees determine that the Trust does not have available cash in an amount sufficient to pay the full amount of any distribution which is payable hereunder on the due date for such payment, or where the Trustees otherwise determine in their absolute discretion that all or a portion of such distribution should not be paid in cash, the payment may, at the option of the Trustees, include the issuance of additional Units, or fractions of Units, if necessary, having a fair market value as determined by the Trustees equal to the difference between the amount of such distribution and the amount of cash which either has been determined by the Trustees in their absolute discretion to be available, or which the Trustees have otherwise determined shall be distributed in their absolute discretion as the case may be, for the payment of such distribution. Immediately after a distribution made in Units in accordance with the foregoing, the number of outstanding Units will be consolidated so that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the Unit distribution. Each Stapled Unit certificate representing a number of Units prior to such a Unit distribution is deemed to represent the same number of Units after the Unit distribution and the consolidation. Such additional Units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing. If an Event of Uncoupling has occurred, all references to “Stapled Unit” in this Section 9.01(d) shall be read as references to “Unit”.

(e)

The Trustees, if they so determine when income has been accrued but not collected may, on a temporary basis, transfer sufficient monies from the capital to the income account of the Trust to permit distributions of income which are payable to be effected.

(f)

For greater certainty, it is hereby expressly declared that a Unitholder shall have the legal right to enforce payment of any amount which is determined by the Trustees to be payable, or is otherwise required or deemed to be payable, to a Unitholder in accordance with this Declaration of Trust.

Section 9.02     Allocation.

Income and net taxable capital gains for purposes of the Tax Act shall be allocated to Unitholders on the record date for any distribution in the same proportions as distributions received by Unitholders, subject to the discretion of the Trustees to adopt an allocation method which the Trustees consider to be more reasonable in the circumstances.

For U.S. federal income tax purposes, items of income, gain, loss, credits and deductions shall be allocated to Unitholders in the same proportions as distributions received by Unitholders.

Section 9.03     Payment of Cash Distributions.

Cash distributions shall be paid by electronic funds transfer or by cheque payable to or to the order of the Unitholder or by such other manner of payment approved by the Trustees from time to time. The payment, if made by cheque, shall be conclusively deemed to have been made upon hand-delivery of a cheque to the Unitholder or to ~~his~~their agent duly authorized in writing or upon the mailing of a cheque by prepaid first-class mail addressed to the Unitholder at ~~his~~their address as it appears on the Register unless the cheque is not paid on presentation. The Trustees may issue a replacement cheque if they are satisfied that the original cheque has not been received or has been lost or destroyed upon being furnished with such evidence of loss, indemnity or other document in connection therewith that they may in their discretion consider necessary.

Section 9.04     Withholding Taxes.

(a)	The Trust may deduct and withhold from each distribution payable to any Unitholder all amounts which the Trust is required or permitted by law to deduct or withhold therefrom.

(b)

In the case of any distribution of property of the Trust (or distribution in the form of an issuance of additional Units) (an “in specie distribution”), except as otherwise determined by the Trustees in their sole discretion, the provisions of this Section 9.04(b) shall apply.

(i)	The Transfer Agent may require declarations as to the jurisdictions in which beneficial owners of Units are resident.

(ii)

Each Unitholder that does not appear on the Register as having a Canadian address shall be regarded for purposes hereof as a Non-Resident Beneficiary unless such Unitholder provides the Trust with satisfactory evidence that such Unitholder is not a Non-Resident Beneficiary prior to the record date for the in specie distribution (the “Record Date”).

(iii)

Prior to the Record Date, the Trust shall make a public announcement of the amount of tax required to be withheld from the portion of the distribution that is payable to Non-Residents. Each Unitholder regarded as a Non-Resident Beneficiary shall remit to the Trust an amount in Canadian currency equal to the amount of tax (the “Withholding Tax”) required to be withheld from the portion of the in specie distribution otherwise payable to such Unitholder, including without limitation any tax required to be so withheld pursuant to Part XIII or Part XIII.2 of the Tax Act, or any other provision of any applicable tax law.

(iv)

The Trust shall have the right to recover from each Unitholder regarded as a Non-Resident Beneficiary who does not comply with Section 9.04(b)(iii) the full amount of Withholding Tax attributable to the in specie distribution to such Unitholder. Without limiting the generality of the foregoing, the Transfer Agent may, upon receiving a direction and suitable indemnity from the Trustees, send a notice to such Unitholder requiring such Unitholder to, within a specified period of not less than 15 days, sell such Unitholder’s Stapled Units or a portion thereof and to remit sufficient proceeds of such sale to the Trust to enable the Trust to satisfy the Withholding Tax arising as a consequence of such in specie distribution. If the Unitholder receiving such notice has not sold the specified number of Stapled Units or provided the Trustees with satisfactory evidence that such Unitholder is not a Non-Resident Beneficiary within such period, the Transfer Agent, upon receiving a direction from the Trustees, may on behalf of such Unitholder, sell to a third party such a number of the Stapled Units owned by such Unitholder as gives rise to net proceeds that are no less than the amount of Withholding Tax arising as a consequence of such in specie distribution. If an Event of Uncoupling has occurred, all references to “Stapled Units” in this Section 9.04(b)(iv) shall be read as references to “Units”.

(c)

If (i) any of the Trust’s Subsidiaries or entities in which the Trust has invested is required under U.S. federal income tax law to deduct and withhold and remit any amount to any governmental agency or body from any payment made by such Subsidiary or entity to the Trust because of a particular Unitholder’s status or for any other reason which is specifically attributable to a particular Unitholder (including, without limitation, the failure of a particular Unitholder to provide any required Form W-8BEN) (the particular Unitholder is referred to herein as the “relevant Unitholder”) and (ii) under applicable U.S. federal income tax law, such amount is so required to be deducted and withheld and remitted on account of a U.S. federal income tax liability of the relevant Unitholder relating to the payment, then the Trust shall have the right to recover from each relevant Unitholder the full amount of such U.S. tax in such manner as is deemed appropriate by the Trust, including without limitation reducing distributions which would otherwise be made to such Unitholder until the Trust has recovered, or sell Stapled Units of such Unitholder so as to recover, the amount so deducted, withheld and paid. If an Event of Uncoupling has occurred, all references to “Stapled Units” in this Section 9.04(c) shall be read as references to “Units”.

(d)

Any Unitholder that is not a U.S. Unitholder or that is or becomes a “10 percent shareholder” of the Trust’s Subsidiaries or entities in which the Trust has invested, within the meaning of Section 871(h)(3)(B) or Section 881(c)(3)(B) of the Code, and any Unitholder that is a bank or a controlled foreign corporation within the meaning of Section 881(c)(3)(C) of the Code, shall forthwith give notice thereof to the Trust in accordance with ~~subsection 15.02~~Section 16.02. Each such Unitholder, by acceptance of Units, agrees that it shall indemnify and hold harmless the Trust and its Subsidiaries or entities in which the Trust has invested for any amount of U.S. federal tax required to be withheld as provided in Section 9.04. If any such Unitholder is liable to make a payment to the Trust in respect of such indemnity, the Trust shall have the right to recover from such Unitholder the full amount for which such Unitholder is so liable in such manner as is deemed appropriate by the Trust, including without limitation setting off such Unitholder’s right to receive any subsequent distribution from the Trust against such Unitholder’s obligation to so indemnify the Trust or any of its Subsidiaries or entities in which the Trust has invested for such U.S. tax.

Section 9.05     Income Tax Matters.

In reporting income for income tax purposes the Trust shall claim the maximum amount available to it as deductions under the relevant law, including but not limited to maximum capital cost allowance, unless the Trustees determine otherwise.

Section 9.06     Designations.

The Trustees shall make such designations for income tax purposes in respect of amounts paid or payable to Unitholders for such amounts that the Trustees consider to be reasonable, including designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations, net taxable capital gains of the Trust in the year and foreign source income of the Trust for the year.

Section 9.07     Distribution Reinvestment and Unit or Stapled Unit Purchase Plan.

The Trustees may in their sole discretion establish a distribution reinvestment plan or a distribution reinvestment and Unit or Stapled Unit purchase plan at any time (which for greater certainty, may also be or accompany a dividend reinvestment or dividend reinvestment and purchase plan of Granite GP, or contemplate the issue of Granite GP Common Shares).

ARTICLE X

REDEMPTION OF TRUST UNITS

Section 10.01     Right of Redemption.

Each Unitholder shall be entitled to require the Trust to redeem (the “Redemption Right”) at any time or from time to time at the demand of the Unitholder all or any part of the Units registered in the name of the Unitholder at the prices determined and payable in accordance with the following conditions hereinafter provided, provided that, if an Event of Uncoupling has not occurred, a Unitholder who tenders a Unit for redemption shall be required to also tender for retraction a corresponding Granite GP Common Share in accordance with the provisions of the Granite GP Articles.

Section 10.02     Exercise of Redemption Right.

(a)

To exercise a Unitholder’s right to require redemption under Section 10.01, the Unitholder shall send a duly completed and properly executed notice (a “Redemption Notice”) requiring the Trust to redeem that number of the Unitholder’s Units specified in the Redemption Notice, in a form approved by the Trustees, to the Trust at the head office of the Trust or at any principal office of the Transfer Agent. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

(b)

On the Trust’s receipt of the Redemption Notice, the Unitholder shall thereafter cease to have any rights with respect to the Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by the Trust of the Redemption Notice. Units shall be deemed to be tendered for redemption on the date (the “Redemption Date”) that the Trust has, to the satisfaction of the Trustees, received the Redemption Notice and other required documents or evidence as aforesaid.

Section 10.03     Cash Redemption.

(a)

A Unitholder shall, upon the Trust’s receipt of a valid Redemption Notice, be entitled to be paid, in respect of each Unit so tendered for redemption, an amount per Unit (the “Redemption Price”) equal to:

(i)	prior to an Event of Uncoupling, the amount by which the lesser of:

(A)

95% of the “market price” of a Stapled Unit on the Toronto Stock Exchange (or, if the Stapled Units do not trade on the Toronto Stock Exchange, on such other principal market on which the Stapled Units are listed or quoted for trading) during the 10-trading day period commencing immediately after the Redemption Date; and

(B)

the “closing market price” of a Stapled Unit on the Toronto Stock Exchange (or, if the Stapled Units do not trade on the Toronto Stock Exchange, on such other principal market on which the Stapled Units are listed or quoted for trading), on the Redemption Date;

exceeds the retraction price of a Granite GP Common Share on and as of the Redemption Date; or

(ii)	following an Event of Uncoupling, the lesser of:

(A)

95% of the “market price” of a Unit on the Toronto Stock Exchange (or, if the Units do not trade on the Toronto Stock Exchange, on such other principal market on which the Units are listed or quoted for trading) during the 10-trading day period commencing immediately after the Redemption Date; and

(B)

the “closing market price” of a Unit on the Toronto Stock Exchange (or, if the Units do not trade on the Toronto Stock Exchange, on such other principal market on which the Units are listed or quoted for trading), on the Redemption Date.

(b)	For the purposes of paragraph (a),

(i)

the “market price” of a Stapled Unit (or Unit) will be an amount equal to the volume weighted average of the trading prices of the Stapled Units (or Units) for each of the trading days on which there was a trade of Stapled Units (or Units) during the specified 10-trading day period; provided that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the “market price” shall be the simple average of the following prices established for each of the 10 trading days: for each day on which there was no trading, the average of the last bid and ask prices; and for each day that there was trading, the volume weighted average trading price of the Stapled Units (or Units); and

(ii)

the “closing market price” of a Stapled Unit (or Unit) for a particular date shall be an amount equal to: (A) the closing price of the Stapled Units (or Units) if there was a trade on that date and the exchange or market provides a closing price; (B) the average of the highest and lowest prices of Stapled Units (or Units) if there was trading and the exchange or other market provides only the highest and lowest trading prices of Stapled Units (or Units) traded on that date; and (C) the average of the last bid and last ask prices of the Stapled Units (or Units) if there was no trading on that date.

(c)

Subject to Section 10.04 and Section 10.05, the Redemption Price payable in respect of the Units tendered for redemption during any month shall be paid by electronic funds transfer to an account provided by the Unitholder or by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, to or to the order of the

Unitholder who exercised the Redemption Right on or before the last day of the calendar month following the month in which the Units were tendered for redemption. Payments made by the Trust of the Redemption Price are conclusively deemed to have been made upon the making of such an electronic funds transfer or mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.

Section 10.04    No Cash Redemption in Certain Circumstances.

Section 10.03 shall not be applicable to Units tendered for redemption by a Unitholder, if:

(a)

the total amount payable by the Trust in respect of such Units and all other Units tendered for redemption in the same calendar month and the total amount payable by Granite GP in respect of Granite GP Common Shares tendered for retraction in the same calendar month exceeds $100,000; provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month;

(b)

at the time the Units are tendered for redemption, the outstanding Units or, prior to an Event of Uncoupling, Stapled Units are not listed for trading or quoted on any stock exchange or market which, in the sole discretion of the Trustees, provides representative fair market value prices for the Units or Stapled Units, as the case may be; or

(c)

the normal trading of the outstanding Units or, prior to an Event of Uncoupling, Stapled Units is suspended or halted on any stock exchange on which the Units or Stapled Units, as applicable, are listed for trading or, if not so listed, on any market on which the Units or Stapled Units, as applicable, are quoted for trading, on the Redemption Date for such Units or for more than five trading days during the 10-trading day period commencing immediately after the Redemption Date for such Units.

Section 10.05    In Specie Redemption.

(a)

If, pursuant to Section 10.04, Section 10.03 is not applicable to Units tendered for redemption by a Unitholder, the Redemption Price per Unit to which the Unitholder is entitled shall, subject to any applicable regulatory approvals, be paid and satisfied by way of a distribution in specie to such Unitholder consisting of notes of Granite LP, or of another Subsidiary of Granite LP having a net asset value greater than $50 million, having a maturity date of 10 years from their date of issue, a principal amount equal to the applicable Redemption Price and an interest rate which, as determined by the general partner of Granite LP (or, following an Event of Uncoupling, by the Trustees), will result in such notes having a fair market value equal to their principal amount (in this Section 10.05, such notes are referred to as the “Redemption Assets”).

(b)

The Redemption Price payable pursuant to this Section 10.05 in respect of Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Unitholder who exercised the Redemption Right, on or before the last Business Day (the “Transfer Date”) of the calendar month following the month in which the Units were tendered for redemption, of the Redemption Assets. The Trust shall be entitled to all interest or other income, as applicable, paid on the Redemption Assets up to and including the Transfer Date. Payments by the Trust of the Redemption Price per Unit are conclusively deemed to have been made upon the mailing of the in specie distribution of Redemption Assets by registered mail, postage prepaid, addressed to the former Unitholder and/or any party having a security interest. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder and any party having a security interest in respect of the Units so redeemed. For purposes of this Section 10.05, no principal amount of Redemption Assets that is not an integral multiple of $10 will be distributed and, where Redemption Assets to be received by a former Unitholder include a principal amount that is not an integral multiple of $10, the principal amount of such Redemption Assets shall be rounded to the nearest integral multiple of $10 (with $5 being rounded up).

(c)

Where the Trust makes a payment in specie of Redemption Assets to a Unitholder on a redemption of Units pursuant to this Section 10.05 in a particular year, the Trustees shall treat (i) the amount of any capital gain realized by the Trust as a result of the distribution of such Redemption Assets as an amount to be allocated to the redeeming Unitholder in that year out of the Net Realized Capital Gains of the Trust, and (ii) the amount of accrued income on or in respect of such property (other than capital gains described in (i)), as an amount to be allocated to the redeeming Unitholder in that year out of the net income of the Trust, except, with respect to both (i) and (ii), to the extent the Trustees determine otherwise in their sole discretion on or before December 31 of that year.

Section 10.06    Granite GP Right of Redemption.

(a)

Notwithstanding any other provision of this ARTICLE X, Granite GP shall have the right (the “GP Redemption Right”) to require the Trust to redeem at any time or from time to time at the demand of Granite GP all or any part of the Units that Granite GP may acquire from time to time pursuant to any issuer bid for Stapled Units, all in accordance with this Section 10.06.

(b)

Unless Granite GP provides written notice to the Trust to the contrary, immediately following the acquisition of any Stapled Unit by Granite GP, Granite GP shall be deemed, without any further action on the part of Granite GP, to have made a demand in accordance with Section 10.06(a) requiring the Trust to redeem the Unit forming part of such Stapled Unit.

(c)

Each redemption by the Trust pursuant to the GP Redemption Right of a Unit forming part of a Stapled Unit acquired by Granite GP shall, without any further action on the part of the Trust or Granite GP, occur immediately and concurrently with the cancellation by Granite GP of the Granite GP Common Share forming part of such Stapled Unit.

(d)

Granite GP shall, upon exercise of the GP Redemption Right, be entitled to be paid in respect of each Unit redeemed an amount per Unit (the “GP Redemption Price”) equal to 99.999% of the price actually paid by Granite GP to acquire the Stapled Unit of which such Unit was a component.

(e)

The GP Redemption Price payable in respect of Units redeemed pursuant to this Section 10.06 in any month shall be paid by the Trust to Granite GP in such manner as the Trust and Granite GP may agree from time to time on or before the last day of the calendar month following the month in which the Units were redeemed or at such other time as the Trust and Granite GP may agree from time to time. Upon such payment, the Trust shall be discharged from all liability to Granite GP in respect of the Units so redeemed.

Section 10.07    Cancellation of Redeemed Units.

All Units which are redeemed pursuant to this ARTICLE X shall be cancelled immediately and shall no longer be outstanding.

ARTICLE XI

FEES AND EXPENSES

Section 11.01    Expenses.

The Trust shall pay all expenses incurred (and may reimburse others who incur such expenses) in connection with the administration and management of the Trust and its investments and the conduct of the activities and operations of the Trust, including fees of auditors, lawyers, appraisers, registrars and transfer agents and other agents, stock exchanges, consultants and professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders.

Section 11.02    Payment of Real Property and Brokerage Commissions.

The Trust may pay real property and brokerage commissions in respect of the acquisition and disposition of any investment acquired or disposed of by it. Such commissions may be paid to a property manager, advisor or to others.

Section 11.03    Property Management, Leasing and Financing Fees.

The Trust may pay property management fees, leasing fees and financing fees in respect of any real property owned by it. Such fees may be paid to a property manager, advisor or to others.

ARTICLE XII

AMENDMENTS TO THE DECLARATION OF TRUST

Section 12.01    Amendments by the Trustees.

The Trustees may make the following amendments to this Declaration of Trust in their sole discretion and without the approval of Unitholders:

(a)

amendments for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Trust or the distribution of Units;

(b)	amendments which, in the opinion of the Trustees, provide additional protection for Unitholders;

(c)	amendments which, in the opinion of the Trustees, are necessary or desirable to remove conflicts or inconsistencies in this Declaration of Trust;

~~(d)~~

~~amendments which, in the opinion of the Trustees, are necessary or desirable to remove conflicts or inconsistencies between this Declaration of Trust and the disclosure in the management information circular / proxy statement of Granite Real Estate Inc. concerning the Arrangement;~~

(d)

~~(e)~~ amendments of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors which amendments in the opinion of the Trustees are necessary or desirable and not prejudicial to the Unitholders;

(e)

~~(f)~~ such amendments to the Declaration of Trust as the Trustees in their discretion deem necessary or desirable (i) as a result of changes in the taxation laws from time to time which may affect the Trust, the Unitholders or Annuitants, or to qualify for a particular status under taxation laws including to qualify as a “mutual fund trust” or a “real estate investment trust” for purposes of the Tax Act or to otherwise prevent the Trust or any of its subsidiaries from becoming subject to SIFT Tax or under Part XII.2 of the Tax Act, or (ii) as a result of changes in accounting standards (including International Financial Reporting Standards issued by the International Accounting Standards Board and as adopted by the ~~Canadian Institute of~~ Chartered Professional Accountants of Canada) from time to time which may affect the Trust, the Unitholders or Annuitants;

(f)

~~(g)~~ amendments which in the opinion of the Trustees are not prejudicial to Unitholders and are necessary or desirable (which, for greater certainty, exclude amendments in respect of which a Unitholder vote is specifically otherwise required); and

(g)	~~(h)~~ amendments which in the opinion of the Trustees are necessary or desirable to enable the Trust to issue Units for which the purchase price is payable on an instalment basis.

Section 12.02    Amendments by Unitholders.

Subject to Section ~~12.03~~12.04, this Declaration of Trust may be amended by the vote of a majority of the votes cast at a meeting of Unitholders called for that purpose.

Section 12.03    Ratifying Amendments to Declaration of Trust.

(a)

The Trustees shall submit any amendment to the Declaration of Trust that has been made pursuant to Section 12.01(f) or Section 12.01(g) to the Unitholders at the next meeting of Unitholders, and the Unitholders entitled to vote on the amendment may, by a majority of the votes cast at such meeting of Unitholders, confirm, reject or amend the amendment to the Declaration of Trust.

(b)

An amendment to this Declaration of Trust made pursuant to Section 12.01(f) or Section 12.01(g) is effective from the date the amended Declaration of Trust is signed which reflects the amendment approved by the Trustees until it is confirmed, confirmed as amended or rejected by the Unitholders under subsection (a) or until it ceases to be effective under subsection (c) and, where the amendment is confirmed or confirmed as amended, it continues in effect in the form in which it was so confirmed.

(c)

If an amendment to this Declaration of Trust made pursuant to Section 12.01(f) or Section 12.01(g) is rejected by the Unitholders, or if the Trustees do not submit such an amendment to the Unitholders, in either case as required under subsection (a), the amendment ceases to be effective immediately after the meeting of Unitholders referred to in subsection (a) and no subsequent resolution of the Trustees to amend the Declaration of Trust having substantially the same purpose or effect is effective until it is confirmed or confirmed as amended by the Unitholders. The Trustees shall sign an amended and restated Declaration of Trust which removes the rejected or unapproved amendment.

Section 12.04 ~~Section 12.03~~ Two-Thirds Unitholder Vote.

None of the following shall occur unless the same has been duly approved by the affirmative vote of at least two-thirds of the votes cast at a meeting of Unitholders duly called and held:

(a)	any amendment to this Section ~~12.03~~12.04;

(b)

any amendment to change a right with respect to any outstanding Units to reduce the amount payable thereon upon termination of the Trust or to diminish or eliminate any voting rights pertaining thereto;

(c)	any amendment to the duration or termination provisions of the Trust;

(d)	any amendment relating to the powers, duties, obligations, liabilities or indemnification of the Trustees;

(e)

the uncoupling of Stapled Units to provide for separate trading of the Units and the Granite GP Common Shares, except as provided for in item (ii) of the definition of an Event of Uncoupling in Section 5.09(b);

(f)	the termination of the Trust;

(g)

any sale or transfer of the assets of the Trust as an entirety or substantially as an entirety (other than as part of an internal reorganization of the assets of the Trust as approved by the Trustees); or

(h)	except as provided in Section 4.04, any amendment to Section 4.01, Section 4.02(a), Section 4.02(c), Section 4.02(d), Section 4.02(f) or Section 4.02(g).

Section 12.05 ~~Section 12.04~~ No Termination.

No amendment to or amendment and restatement of this Declaration of Trust, whether pursuant to this ARTICLE XII or otherwise, shall be construed as a termination of the Trust and the settlement or establishment of a new trust.

ARTICLE XIII

TERMINATION OF THE TRUST

Section 13.01    Duration of the Trust.

Unless the Trust is sooner terminated as otherwise provided herein, including pursuant to Section ~~12.03~~12.04(f), the Trust shall continue in full force and effect so long as any property of the Trust is held by the Trustees, and the Trustees shall have all the powers and discretions, expressed and implied, conferred upon them by law or by this Declaration of Trust.

Section 13.02    Effect of Termination.

Upon the termination of the Trust, the liabilities of the Trust shall be discharged or provided for with due speed and the net assets of the Trust shall be liquidated and the proceeds distributed proportionately to the Unitholders, unless some other procedure is provided for by resolution of Unitholders approved pursuant to Section ~~12.03~~12.04(f). Such distribution may be made in cash or in kind or partly in each, all as the Trustees in their sole discretion may determine.

ARTICLE XIV

LIABILITIES OF TRUSTEES, OFFICERS, UNITHOLDERS AND OTHERS

Section 14.01    Indemnification of the Trustees.

The Trustees shall at all times be indemnified and saved harmless out of the property of the Trust from and against Losses which a Trustee may suffer, sustain, incur or be required to pay as a result of, or in connection with any Claim for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of their duties as Trustees and also from and against all other Losses which they sustain or incur in or about or in relation to the activities and operations of the Trust, unless:

(a)	at the time that the indemnity or payment is made, the Trust was prohibited from giving the indemnity or paying the expenses by the-then governing declaration of trust;

(b)

in relation to the subject matter of any proceeding or investigation for which indemnification is sought, the Trustee did not act honestly and in good faith with a view to the best interests of the Trust and the Unitholders;

(c)

in the case of any criminal or administrative action or proceeding that is enforced by a monetary penalty, the Trustee did not have reasonable grounds for believing that the Trustee’s conduct in respect of which the proceeding was brought was lawful.

The Trust shall, at the request of a Trustee, advance funds to the Trustee to cover the Losses from and against which the Trustee is indemnified hereunder (the “Advanced Funds”), provided the Trustee shall repay the Advanced Funds on demand if it shall be subsequently and finally determined that the Trustee was not entitled to indemnification hereunder, including because the Trustee did not meet the conditions of Section 14.01(a), (b) or (c). For greater certainty, a Claim subject to indemnification hereunder shall include any taxes, including any assessment, reassessment, claim or other amount for taxes, charges, duties, levies, imposts or similar amounts, including any interest and penalties in respect thereof, to which the Indemnified Party may be subject or which the Trustee may suffer or incur as a result of, in respect of, arising out of or referable to any indemnification of the Trustee by the Trust pursuant to this Section 14.01, including the payment of insurance premiums or any payment made by an insurer under an insurance policy, if such payment is deemed to constitute a taxable benefit or otherwise be or become subject to any tax or levy. The Trustees may purchase out of the property of the Trust and maintain insurance for the benefit of the Trustees against any liability that may be incurred by reason of the Trustee being a trustee of the Trust.

Section 14.02    Limitations on Liability of Trustees.

(a)

None of the Trustees or any agent of the Trust shall be liable to the Trust or any Unitholder or former Unitholder (in each case whether registered or beneficial) for: (a) any action taken in good faith in reliance on any documents that are, prima facie, properly executed; (b) any depreciation of, or loss to, the Trust incurred by reason of the sale of any security; (c) the loss or disposition of monies or securities; or (d) any other action or failure to act, including the failure to compel in any way any former or acting Trustee to redress any breach of trust or any failure by any person to perform obligations or pay monies owed to the Trust; except for a breach of the duties and standard of care, diligence and skill set out in Section 3.06.

(b)	If the Trustees have retained an appropriate expert or advisor with respect to any matter connected with their duties under this Declaration of Trust, the Trustees may in good faith act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of this Declaration of Trust, including the duties and standard of care, diligence and skill set out in Section 3.06, the Trustees will not be liable for any action or refusal to act in good faith based on the advice of any such expert or advisor which it is reasonable to conclude is within the expertise of such expert or advisor to give.

(c)

Subject to Section 3.06, none of the Trustees or agents of the Trust shall be subject to any liability in their personal capacities for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses (including legal expenses) against or with respect to the Trust or in respect of the activities of the Trust. Other than the property and assets of the Trust, no property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations of the Trust under this Declaration of Trust or under any other agreements or otherwise and no recourse with respect to such obligations may be had or taken, directly or indirectly, against the Trustees in any capacity other than their capacity as trustees of the Trust or against any successor, heir, executor, administrator or legal representative of the Trustees. The Trust shall be solely liable therefor and resort shall be had solely to the property and assets of the Trust for payment or performance thereof.

Section 14.03    Application of Foregoing Provisions to Others.

The provisions of Section 14.01 and Section 14.02 shall apply mutatis mutandis to an individual who: (a) is or was an officer of the Trust; (b) was a Trustee; (c) is or was, or holds or held a position equivalent to that of, a director or officer of Granite GP or of a person at a time when that person is or was an Affiliate of the Trust or of Granite GP; (d) at the request of the Trust or Granite GP, is or was, or holds or held a position equivalent to that of, a director or officer of a person; and (e) the heirs and personal or other legal representatives of any of the foregoing individuals or an individual who is a Trustee. The Trust shall also indemnify any such persons in such other circumstances as this Declaration of Trust or law permits or requires.

Section 14.04    Liability of Unitholders and Others.

(a)

No Unitholder or Annuitant, each in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind, to any person in connection with: (i) the property and assets of the Trust or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations, liabilities, activities or activities of the Trust; (iii) any actual or alleged act or omission of the Trustees or any other person in respect of the activities or activities of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (iv) any actual or alleged act or omission of the Trustees or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or such other person in respect of the activities or activities of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (v) any transaction entered into by the Trustees or by any other person in respect of the activities or activities of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); or (vi) subject to Section 9.04, any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustees or by any other person (except the Unitholder or Annuitant to the extent required by applicable tax laws) on behalf of or in connection with the activities or activities of the Trust (collectively, “Trust Liabilities”).

(b)	No Unitholder or Annuitant, each in its capacity as such, shall be liable to indemnify the Trustees or any other person with respect to any Trust Liabilities.

(c)

To the extent that, notwithstanding the provisions of this Section 14.04, any Unitholder or Annuitant, each in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such Unitholder or Annuitant is entitled to be reimbursed out of the assets and property of the Trust for any payment of Trust Liabilities made by such Unitholder or Annuitant.

Section 14.05    Contractual Obligations of the Trust.

The Trustees and the officers and agents of the Trust shall make reasonable efforts where practicable to cause to be inserted in any written agreement, undertaking or obligation made, executed or entered into by or on behalf of the Trust an appropriate statement of the limitations of liability as set forth in Section 14.02, Section 14.03 and Section 14.04, but the omission of such statement, or a statement described in Section 4.02(b), from any such instrument will not render any Trustee, any Unitholder, or any officer or agent of the Trust liable to any person, nor will any Trustee or any Unitholder or any officer or agent of the Trust be liable to any person for such omission. If, notwithstanding this provision, any Trustee, Unitholder or any officer or agent of the Trust is held liable to any other person by reason of the omission of such statement from any such agreement, undertaking or obligation, such Trustee, Unitholder or officer or agent will be entitled to indemnity out of the property and assets of the Trust to the full extent of such liability and the costs of any litigation or other proceedings in which such liability has been determined, including the fees and disbursements of counsel.

ARTICLE XV

UNITHOLDER REMEDIES

Section 15.01    Dissent and Appraisal Rights

(a)

The provisions of this Section 15.01 apply to any right of dissent exercisable by a Unitholder except to the extent that (A) the court orders otherwise, or (B) in the case of a right of dissent authorized by a resolution referred to in Section 15.01(b)(iv), the court orders otherwise or the resolution provides otherwise.

(b)	A Unitholder entitled to vote at a meeting of Unitholders of the Trust who complies with this Section 15.01 may dissent:

(i)	if the Trust resolves to amend this Declaration of Trust to add, change or remove any restriction on the business that the Trust may carry on;

(ii)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(iii)	if the Trust resolves to sell, lease, transfer or exchange all or substantially all the property and assets of the Trust;

(iv)	in respect of any other resolution, if dissent is authorized by the resolution;

(v)	in respect of any court order that permits dissent; or

(vi)	provided that an Event of Uncoupling has not occurred, if the Unitholder has a right to dissent in respect of Granite GP Common Shares held by the dissenting Unitholder.

(c)	A Unitholder wishing to dissent must

(i)	prepare a separate notice of dissent in accordance with subsections Section 15.01(n), (o), (p), (q), or (r) for

(A)	the Unitholder, if the Unitholder is dissenting on the Unitholder’s own behalf, and

(B)	each other person who beneficially owns Units registered in the Unitholder’s name and on whose behalf the Unitholder is dissenting,

(ii)	identify in each notice of dissent, in accordance with Section 15.01(r), the person on whose behalf dissent is being exercised in that notice of dissent, and

(iii)	dissent with respect to all of the Units, registered in the Unitholder’s name, of which the person identified under paragraph (ii) of this subsection is the beneficial owner.

(d)	Without limiting Section 15.01(c), a person who wishes to have dissent exercised with respect to Units of which the person is the beneficial owner must:

(i)	dissent with respect to all of the Unit, if any, of which the person is both the registered owner and the beneficial owner, and

(ii)	cause each Unitholder who is a registered owner of any other Units of which the person is the beneficial owner to dissent with respect to all of those Units.

(e)	A Unitholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular action.

(f)	A Unitholder wishing to waive a right of dissent with respect to a particular action must:

(i)	provide to the Trust a separate waiver for:

(A)	the Unitholder, if the Unitholder is providing a waiver on the Unitholder’s own behalf, and

(B)	each other person who beneficially owns Units registered in the Unitholder’s name and on whose behalf the Unitholder is providing a waiver, and

(ii)	identify in each waiver the person on whose behalf the waiver is made.

(g)

If a Unitholder waives a right of dissent with respect to a particular action and indicates in the waiver that the right to dissent is being waived on the Unitholder’s own behalf, the Unitholder’s right to dissent with respect to the particular action terminates in respect of the Units of which the Unitholder is both the registered owner and the beneficial owner, and this Section 15.01 ceases to apply to:

(i)	the Unitholder in respect of the Units of which the Unitholder is both the registered owner and the beneficial owner, and

(ii)	any other Unitholders, who are registered owners of Units beneficially owned by the first mentioned Unitholder, in respect of the Units that are beneficially owned by the first mentioned Unitholder.

(h)

If a Unitholder waives a right of dissent with respect to a particular action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns Units registered in the name of the Unitholder, the right of Unitholders who are registered owners of Units beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular action terminates and this Section 15.01 ceases to apply to those Unitholders in respect of the Units that are beneficially owned by that specified person.

(i)

If a resolution in respect of which a Unitholder is entitled to dissent is to be considered at a meeting of Unitholders, the Trust must, at least 21 days before the date of the proposed meeting, send to each of its Unitholders, whether or not their Units carry the right to vote:

(i)	a copy of the proposed resolution; and

(ii)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(j)

If a resolution in respect of which a Unitholder is entitled to dissent is to be passed as a consent resolution of Unitholders or as a resolution of Trustees and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the Trust may, at least 21 days before that specified date, send to each of its Unitholders, whether or not their Units carry the right to vote:

(i)	a copy of the proposed resolution; and

(ii)	a statement advising of the right to send a notice of dissent.

(k)

If a resolution in respect of which a Unitholder is entitled to dissent was or is to be passed as a resolution of Unitholders without the Trust complying with Section 15.01(e) or (j), or was or is to be passed as a Trustees’ resolution without the Trust complying with subsection Section 15.01(j), the Trust must, before or within 14 days after the passing of the resolution, send to each of its Unitholders who has not, on behalf of every person who beneficially owns Units registered in the name of the Unitholder, consented to the resolution or voted in favour of the resolution, whether or not their Units carry the right to vote:

(i)	a copy of the resolution;

(ii)	a statement advising of the right to send a notice of dissent; and

(iii)	if the resolution has passed, notification of that fact and the date on which it was passed.

(l)	Nothing in Section 15.01(e), (j) or (k) gives a Unitholder a right to vote in a meeting at which, or on a resolution on which, the Unitholder would not otherwise be entitled to vote.

(m)

If a court order provides for a right of dissent, the Trust must, not later than 14 days after the date on which the Trust receives a copy of the entered order, send to each Unitholder who is entitled to exercise that right of dissent:

(i)	copy of the entered order; and

(ii)	a statement advising of the right to send a notice of dissent.

(n)	A Unitholder intending to dissent in respect of a resolution or matter referred to in Section 15.01(b)(i), Section 15.01(b)(ii), Section 15.01(b)(iii) or Section 15.01(b)(vi) must:

(i)

if the Trust has complied with Section 15.01(i) or Section 15.01(j), send written notice of dissent to the Trust at least two days before the date on which the resolution is to be passed or can be passed, as the case may be;

(ii)	if the Trust has complied with Section 15.01(k), send written notice of dissent to the Trust not more than 14 days after receiving the records referred to in that section; or

(iii)	if the Trust has not complied with Section 15.01(i), Section 15.01(j) or Section 15.01(k), send written notice of dissent to the Trust not more than 14 days after the later of:

(A)	the date on which the Unitholder learns that the resolution was passed; and

(B)	the date on which the Unitholder learns that the Unitholder is entitled to dissent.

(o)	A Unitholder intending to dissent in respect of a resolution referred to in Section 15.01(b)(iv) must send written notice of dissent to the Trust:

(i)	on or before the date specified by the resolution or in the statement referred to in Section 15.01(j)(ii) or Section 15.01(k)(ii) as the last date by which notice of dissent must be sent; or

(ii)	if the resolution or statement does not specify a date, in accordance with Section 15.01(n).

(p)	A Unitholder intending to dissent under Section 15.01(b)(v) in respect of a court order that permits dissent must send written notice of dissent to the Trust:

(i)	within the number of days, specified by the court order, after the Unitholder receives the records referred to in Section 15.01(m); or

(ii)	if the court order does not specify the number of days referred to in paragraph (i) of this subsection, within 14 days after the Unitholder receives the records referred to in Section 15.01(m).

(q)	A notice of dissent sent under this Section 15.01 must set out the number, and the class and series, if applicable, of the Notice Units, and must set out whichever of the following is applicable:

(i)

if the Notice Units constitute all of the Units of which the Unitholder is both the registered owner and beneficial owner and the Unitholder owns no other Units of the Trust as beneficial owner, a statement to that effect;

(ii)

if the Notice Units constitute all of the Units of which the Unitholder is both the registered owner and beneficial owner but the Unitholder owns other Units of the Trust as beneficial owner, a statement to that effect and:

(A)	the names of the registered owners of those other Units;

(B)	the number, and the class and series, if applicable, of those other Units that are held by each of those registered owners; and

(C)	a statement that notices of dissent are being, or have been, sent in respect of all of those other Units;

(iii)	if dissent is being exercised by the Unitholder on behalf of a beneficial owner who is not the dissenting Unitholder, a statement to that effect and:

(A)	the name and address of the beneficial owner; and

(B)	a statement that the Unitholder is dissenting in relation to all of the Units beneficially owned by the beneficial owner that are registered in the Unitholder’s name.

(r)

The right of a Unitholder to dissent on behalf of a beneficial owner of Units, including the Unitholder, terminates and this Section 15.01 ceases to apply to the Unitholder in respect of that beneficial owner if subsections (n), (o), (p) or (q), as those subsections pertain to that beneficial owner, are not complied with.

(s)	A Trust that receives a notice of dissent under subsection (n), (o), (p) or (q) from a Dissenter must,

(i)	if the Trust intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the Dissenter promptly after the later of:

(A)	the date on which the Trust forms the intention to proceed; and

(B)	the date on which the notice of dissent was received; or

(ii)	if the Trust has acted on the authority of that resolution or court order, promptly send a notice to the Dissenter.

(t)	A notice sent under subsection (s) must:

(i)	be dated not earlier than the date on which the notice is sent;

(ii)	state that the Trust intends to act, or has acted, as the case may be, on the authority of the resolution or court order; and

(iii)	advise the Dissenter of the manner in which dissent is to be completed under subsections (u), (v), (w), (x), and (y).

(u)

A Dissenter who receives a notice under subsection (s) and (t) must, if the Dissenter wishes to proceed with the dissent, send to the Trust or its transfer agent for the Notice Units, within one month after the date of the notice:

(i)	a written statement that the Dissenter requires the Trust to purchase all of the Notice Units;

(ii)	the certificates, if any, representing the Notice Units; and

(iii)	if Section 15.01(q)(iii) applies, a written statement that is:

(A)	signed by the beneficial owner on whose behalf dissent is being exercised; and

(B)

sets out whether or not the beneficial owner is the beneficial owner of other Units of the Trust and, if so, sets out (1) the names of the registered owners of those other Units; (2) the number, and the class and series, if applicable, of those other Units that are held by each of those registered owners, and (3) that dissent is being exercised in respect of all of those other Units.

(v)	After the Dissenter has complied with subsection (u):

(i)	the Dissenter is deemed to have sold to the Trust the Notice Units; and

(ii)	the Trust is deemed to have purchased those Units, and must comply with subsections (z), (aa), (bb), (cc) or (dd).

(w)

Unless the court orders otherwise, if the Dissenter fails to comply with subsection (u) in relation to Notice Units, the right of the Dissenter to dissent with respect to those Notice Units terminates and this Section 15.01, with the exception of subsection (ff), ceases to apply to the Dissenter with respect to those Notice Units.

(x)

Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular action fails to ensure that every Unitholder who is a registered owner of any of the Units beneficially owned by that person complies with subsection (u), the right of Unitholders who are registered owners of Units beneficially owned by that person to dissent on behalf of that person with respect to that action terminates and this Section 15.01, with the exception of subsection (ff), ceases to apply to those Unitholders in respect of the Units that are beneficially owned by that person.

(y)	A Dissenter who has complied with subsection (u) may not vote, or exercise or assert any rights of a Unitholder, in respect of the Notice Units, other than under this Section 15.01.

(z)	The Trust and a Dissenter who has complied with subsection (u) may agree on the amount of the Payout Value of the Notice Units and, in that event, the Trust must:

(i)	promptly pay that amount to the Dissenter; or

(ii)	if subsection (dd) applies, promptly send a notice to the Dissenter that the Trust is unable lawfully to pay Dissenters for their Units.

(aa)	A Dissenter who has not entered into an agreement with the Trust under subsection (z) or the Trust may apply to the court and the court may:

(i)

determine the Payout Value of the Notice Units of those Dissenters who have not entered into an agreement with the Trust under subsection (z), or order that the Payout Value of those Notice Units be established by arbitration or by reference to the registrar, or a referee, of the court;

(ii)	join in the application each Dissenter, other than a Dissenter who has entered into an agreement with the Trust under subsection (z), who has complied with subsection (u); and

(iii)	make consequential orders and give directions it considers appropriate.

(bb)	Promptly after a determination of the Payout Value for Notice Units has been made under Section 15.01(aa)(i), the Trust must:

(i)

pay to each Dissenter who has complied with subsection (u) in relation to those Notice Units, other than a Dissenter who has entered into an agreement with the Trust under subsection (z), the Payout Value applicable to that Dissenter’s Notice Units; or

(ii)	if subsection (dd) applies, promptly send a notice to the Dissenter that the Trust is unable lawfully to pay Dissenters for their Units.

(cc)	If a Dissenter receives a notice under subsection (z)(ii) or (bb)(ii):

(i)

the Dissenter may, within 30 days after receipt, withdraw the Dissenter’s notice of dissent, in which case the Trust is deemed to consent to the withdrawal and this Section 15.01, other than subsection (ff), ceases to apply to the Dissenter with respect to the Notice Units; or

(ii)

if the Dissenter does not withdraw the notice of dissent in accordance with paragraph (i) of this subsection (cc), the Dissenter retains a status as a claimant against the Trust, to be paid as soon as the Trust is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Trust but in priority to its Unitholders.

(dd)	The Trust must not make a payment to a Dissenter under this Section 15.01 if there are reasonable grounds for believing that:

(i)	the Trust is insolvent; or

(ii)	the payment would render the Trust insolvent.

(ee)

The right of a Dissenter to dissent with respect to Notice Units terminates and this Section 15.01, other than subsection (ff), ceases to apply to the Dissenter with respect to those Notice Units, if, before payment is made to the Dissenter of the full amount of money to which the Dissenter is entitled under subsections (z), (aa), (bb), (cc), (dd) in relation to those Notice Units, any of the following events occur:

(i)	the action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(ii)	the resolution in respect of which the notice of dissent was sent does not pass;

(iii)	the resolution in respect of which the notice of dissent was sent is revoked before the action approved or authorized by that resolution is taken;

(iv)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(v)	a court permanently enjoins or sets aside the action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(vi)	with respect to the Notice Units, the Dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(vii)	the notice of dissent is withdrawn with the written consent of the Tust; or

(viii)	the court determines that the Dissenter is not entitled to dissent under this Section 15.01 or that the Dissenter is not entitled to dissent with respect to the Notice Units under this Section 15.01.

(ff)	If, under Section 15.01(w) or (x), Section 15.01(cc)(i), or Section 15.01(ee), this Section 15.01 other than this subsection, ceases to apply to a Dissenter with respect to Notice Units:

(i)

the Trust must return to the Dissenter each of the applicable Units certificates, if any, sent under Section 15.01(u)(ii) or, if those Units certificates are unavailable, replacements for those Unit certificates;

(ii)	the Dissenter regains any ability lost under Section 15.01(y) to vote, or exercise or assert any rights of a Unitholder, in respect of the Notice Units; and

(iii)	the Dissenter must return any money that the Trust paid to the Dissenter in respect of the Notice Units under, or in purported compliance with, this Section 15.01.

Section 15.02    Oppression Remedy

(a)

Any registered holder or beneficial owner of Units and any other person who in the discretion of the court is a proper person to make an application (each, a “Complainant”) may apply to a court under the provisions of this Section 15.02.

(b)	A Complainant may apply to the court for an order under this Section 15.02 on the ground:

(i)

that the affairs of the Trust are being or have been conducted, or that the powers of the Trustees are being or have been exercised, in a manner oppressive to one or more of the Unitholders, including the applicant; or

(ii)

that some act of the Trust has been done or is threatened, or that some resolution of the Unitholders has been passed or is proposed, that is unfairly prejudicial to one or more of the Unitholders, including the applicant.

(c)

On an application under this Section 15.02, the court may, if it is satisfied that the application was brought by a Complainant in a timely matter, with a view to remedying or bringing to an end the matters complained of, make any interim or final order it considers appropriate, including an order:

(i)	directing or prohibiting any act;

(ii)	regulating the conduct of the Trust’s affairs;

(iii)	appointing a receiver or receiver manager,

(iv)	directing an issue or conversion or exchange of securities;

(v)	appointing Trustees in place of or in addition to all or any of the Trustees then in office,

(vi)	removing any Trustee;

(vii)	directing the Trust, subject to subsections (d) and (e), to purchase some or all of the Units of a Unitholder;

(viii)	directing a Unitholder to purchase some or all of the Units of any other Unitholder;

(ix)	directing the Trust, subject to subsections (d) and (e), or any other person, to pay to a Unitholder all or any part of the money paid by that Unitholder for Units of the Trust;

(x)	varying or setting aside a transaction to which the Trust is a party and directing any party to the transaction to compensate any other party to the transaction;

(xi)	varying or setting aside a resolution;

(xii)	requiring the Trust, within a time specified by the court, to produce to the court or to an interested person financial statements or an accounting in any form the court may determine;

(xiii)	directing the Trust, subject to subsections (d) and (e), to compensate an aggrieved person;

(xiv)	directing correction of the registers or other records of the Trust;

(xv)	directing that the Trust be liquidated and dissolved, and appointing one or more liquidators, with or without security;

(xvi)	directing that an investigation in accordance with Part 8, Division 3 of the BCBCA be made;

(xvii)	requiring the trial of any issue; or

(xviii)	authorizing or directing that legal proceedings be commenced in the name of the Trust against any person on the terms the court directs.

(d)	If an order is made under subsection (c)(vii), (ix) or (xii), the Trust must pay to a person the full amount payable under that order unless there are reasonable grounds for believing that:

(i)	the Trust is insolvent; or

(ii)	payment would render the Trust insolvent.

(e)	If reasonable grounds exist for believing that subsection (d)(i) or (ii) applies:

(i)	the Trust is prohibited from paying the person the full amount of money to which the person is entitled;

(ii)	the Trust must pay to the person as much of the amount as is possible without causing a circumstance set out in subsection (d) to occur; and

(iii)	the Trust must pay the balance of the amount as soon as the Trust is able to do so without causing a circumstance set out in subsection (d) to occur.

ARTICLE XVI~~ARTICLE XV~~

GENERAL

Section 16.01 ~~Section 15.01~~ Execution of Instruments.

The Trustees shall have power from time to time to appoint any Trustee or Trustees or any person or persons on behalf of the Trust either to sign instruments in writing generally or to sign specific instruments in writing. Provisions respecting the foregoing may be contained in the Trustees’ Regulations.

Section 16.02 ~~Section 15.02~~ Method of Giving Notice.

Unless the Declaration of Trust provides otherwise, a notice, statement, report or other document required or permitted by the Declaration of Trust to be sent by or to a person may be sent by any one of the following methods:

(a)	mail addressed to the person at the applicable address for that person as follows:

(i)	for a document mailed to a Unitholder at ~~his~~their address shown on the Register;

(ii)

for a document mailed to a Trustee or officer, the prescribed address for mailing shown for the Trustee or officer in the documents kept by the Trust or the mailing address provided by the recipient for the sending of that document or documents of that class;

(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

(i)	for a document delivered to a Unitholder at ~~his~~their address shown on the Register;

(ii)

for a document delivered to a Trustee or officer, the prescribed address for delivery shown for the Trustee or officer in the documents kept by the Trust or the delivery address provided by the recipient for the sending of that document or documents of that class;

(iii)	in any other case, the delivery address of the intended recipient;

(c)	sending the document by fax to the fax number provided by the intended recipient for the sending of that document or documents of that class;

(d)	sending the document by email to the email address provided by the intended recipient for the sending of that document or documents of that class;

(e)	physical delivery to the intended recipient.

Section 16.03    ~~Section 15.03~~ Deemed Receipt of Mailing.

A document that is mailed to a person by ordinary mail to the applicable address for that person referred to in Section ~~15.01~~16.01 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

Section 16.04    ~~Section 15.04~~ Certificate of Sending.

A certificate signed by the Secretary, or other officer of the Trust or of any other person acting in that behalf for the Trustees stating that a notice, statement, report or other document was addressed as required by Section ~~15.01~~16.01, prepaid and mailed or otherwise sent as permitted by Section ~~15.01~~16.01 is conclusive evidence of that fact.

Section 16.05    ~~Section 15.05~~ Notice to Joint ~~Shareholders~~Unitholders

A notice, statement, report or other document may be provided by the Trustees to the joint holders of a Unit by providing the notice to the joint Unitholder first named in Register in respect of the Unit.

Section 16.06    ~~Section 15.06~~ Notice to Certain Unitholders.

A notice, statement, report or other document may be provided by the Trustees to the persons entitled to a Unit in consequence of the death, bankruptcy or incapacity of a Unitholder by:

(a)	mailing the document, addressed to them:

(i)	by name, by the title of the legal personal representative of the deceased or incapacitated Unitholder, by the title of trustee of the bankrupt Unitholder or by any similar description; and

(ii)	at the address, if any, supplied to the Trustees for that purpose by the persons claiming to be so entitled; or

(b)

if an address referred to in Section ~~15.06~~16.06(a)(ii) has not been supplied to the Trustees, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Section 16.07     ~~Section 15.07~~ Failure to Give Notice.

The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Unitholder, any Trustee or the auditors of the Trust any notice provided for herein shall not affect the validity, effect, taking effect or time of taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Unitholder for any such failure.

Section 16.08    ~~Section 15.08~~ Income Tax: Obligation of the Trustees

The Trustees shall satisfy, perform and discharge all obligations and responsibilities of the Trustees under the Tax Act or any similar provincial legislation within the prescribed time limits and neither the Trust nor the Trustees shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustees consistent with, or which the Trustees believe in good faith to be consistent with, any such obligations and responsibilities.

Section 16.09    ~~Section 15.09~~ Trust Auditors.

~~Deloitte & Touche LLP is hereby appointed as the Trust’s auditor for the year ended December 31, 2013, to hold office until the conclusion of the next annual meeting of Unitholders or their earlier resignation or removal (and, for greater certainty, they may be re-appointed at such next annual meeting and subsequent annual meetings).~~ The auditors of the Trust shall be appointed by the Unitholders at each annual meeting. If at any time a vacancy occurs in the position of auditors of the Trust, the Trustees may appoint a firm of chartered accountants qualified to practice in all provinces of Canada to act as the auditors of the Trust until the next annual meeting of Unitholders. The auditors of the Trust shall fulfil such responsibilities as they may properly be called upon by the Trustees to assume. The Trustees (or the Audit Committee) shall approve the remuneration of the auditors from time to time.

Section 16.10    ~~Section 15.10~~ Fiscal Year.

The fiscal year of the Trust shall terminate on December 31 in each year.

Section 16.11    ~~Section 15.11~~ Reports to Unitholders.

(a)

Within such time period as is acceptable under National Instrument 51-102 – Continuous Disclosure Obligations, as amended from time to time (or other equivalent applicable regulations or successors thereto), upon a Unitholder’s request or otherwise as required by applicable law, the Trustees shall send or make available to Unitholders the audited comparative financial statements for each fiscal year required to be sent or made available to Unitholders under applicable securities laws (including any exemption therefrom, and including combined financial statements of the Trust and Granite GP, if and as applicable).

(b)

Within such time period as is acceptable under National Instrument 51-102 – Continuous Disclosure Obligations, as amended from time to time (or other equivalent applicable regulations or successors thereto) after the end of each of the first three fiscal quarters of each year, upon a Unitholder’s request or otherwise as required by applicable law, the Trustees shall send or make available the unaudited comparative financial statements for the period then ended required to be sent or made available to Unitholders under applicable securities laws (including any exemption therefrom, and including combined financial statements of the Trust and Granite GP, if and as applicable).

(c)

The financial statements referred to in Section ~~15.11~~16.11(a) and Section ~~15.11~~16.11(b) shall be prepared in accordance with such accounting principles as the Trust is permitted to use under applicable securities laws.

(d)

For greater certainty, for so long as it is permitted under applicable securities laws (including any exemption therefrom), the financial statements referred to in Section ~~15.11~~16.11(a) and Section ~~15.11~~16.11(b) may be combined financial statements of the Trust and Granite GP.

(e)	The Trustees will supply Unitholders with any information that may be required by them in connection with their obligations under the Tax Act and equivalent provincial legislation.

Section 16.12    ~~Section 15.12~~ Trust Property to be Kept Separate.

The Trustees shall maintain the property of the Trust separate from all other property in their possession.

Section 16.13    ~~Section 15.13~~ Trust Records.

The Trustees shall prepare and maintain, at the principal office of the Trust or at any other place in Canada designated by the Trustees, records containing (i) the Declaration of Trust; (ii) the Trustees’ Regulations, (iii) minutes of meetings and resolutions of Unitholders; and (iv) the Register. The Trust shall also prepare and maintain adequate accounting records and records containing minutes of meetings and resolutions of the Trustees and any committee thereof. Such records shall be kept at the principal office of the Trust or at such other place as the Trustees think fit and shall at all reasonable times be open to inspection by the Trustees.

Section 16.14     ~~Section 15.14~~ Right to Inspect Documents and Records of the Trust.

(a)

A Unitholder and any agent, consultant or creditor of the Trust shall have the right to examine the Declaration of Trust, the Trustees’ Regulations, the minutes of meetings and resolutions of Unitholders, the Register and any other documents or records which the Trustees determine should be available for inspection by such persons, during normal business hours at the principal office of the Trust. Unitholders and creditors of the Trust shall have the right to obtain or make or cause to be made a list of all or any of the registered holders of Units, to the same extent and upon the same conditions as those which apply to shareholders and creditors of a corporation governed by the BCBCA, as amended from time to time.

(b)

Any person described in subsection (a) who wishes to examine the securities Register of the Trust must first make a request to the Trust or its agent or mandatary, accompanied by an affidavit referred to in Section 16.16. On receipt of the affidavit, the Trust or its agent or mandatary shall allow the applicant access to the securities Register during the normal business hours, and, on payment of a reasonable fee, provide the applicant with an extract from the securities Register.

Section 16.15     Information Available to Unitholders and other Securityholders.

(a)

Unitholders, other securityholders of the Trust and creditors and their respective personal representatives, or any other person, on payment of a reasonable fee therefor and on sending the Trust or its agent or mandatary an affidavit referred to in Section 16.16 may on application require the Trust or its agent or mandatary to promptly provide a list (in this Section 16.16 referred to as the “basic list”), made up to and including a date, specified in the list, that is not more than 14 days before the receipt of the application setting out the names and last known address of the Unitholders and the number of Units held by each Unitholder as shown in the records of the Trust.

(b)

A person requiring the Trust to provide a basic list may, by stating in the application referred to in subsection (a) that they require supplemental lists, require the Trust or its agent or mandatary on payment of a reasonable fee to promptly provide supplemental lists that meet the requirements of subsection (c).

(c)	The Trust or its agent or mandatary shall provide a supplemental list required under subsection (b), that:

(i)	is prepared for the period beginning on the date following the date specified in the basic list and ending on the date on which the application is received under subsection (a), and

(ii)	for each day in that period on which there is a change to the information contained in the basic list, sets out the changes that occurred to the information in the basic list on that day.

Section 16.16     Affidavits.

(a)	An affidavit required under Section 16.14 or Section 16.15 shall state:

(i)	the name and mailing address of the applicant;

(ii)	the name and the mailing address, and, if different, the delivery address, of the registered office or equivalent, if the applicant is a corporation; and

(iii)

that the information contained in the securities Register obtained pursuant to Section 16.14 or the basic list and any supplemental lists obtained pursuant to Section 16.15, as the case may be, will not be used except as permitted under Section 16.17.

Section 16.17     Use of Information.

A list of Unitholders or information from the securities Register obtained under Section 16.14 or Section 16.15 shall not be used by any person except in connection with an effort to:

(a)	to influence the voting of Unitholders of the Trust at any meeting of Unitholders;

(b)	an offer to acquire securities of the Trust;

(c)	effect an amalgamation or a similar process involving the Trust or a reorganization of the Trust; or

(d)	call a meeting under Section 6.02(f).

Section 16.18     ~~Section 15.15~~ Consolidations.

Any one or more Trustees or the Secretary may prepare consolidated copies of the Declaration of Trust as it may from time to time be amended or amended and restated and may certify the same to be a true consolidated copy of the Declaration of Trust, as amended or amended and restated.

Section 16.19     ~~Section 15.16~~ Counterparts.

This Declaration of Trust may be executed in original, facsimile or electronic form, and in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently evidenced by any such counterpart.

Section 16.20     ~~Section 15.17~~ Severability.

The provisions of this Declaration of Trust are severable and if any provisions are in conflict with any applicable law, the conflicting provisions shall be deemed never to have constituted a part of the Declaration of Trust and shall not affect or impair any of the remaining provisions thereof.

Section 16.21     ~~Section 15.18~~ Headings for Reference Only.

The headings preceding the articles and sections hereof have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Declaration of Trust.

Section 16.22     ~~Section 15.19~~ Governing Law.

This Declaration of Trust shall be interpreted and governed by and take effect exclusively in accordance with the laws of the Province of Ontario. Any and all disputes arising under this Declaration of Trust, whether as to interpretation, performance or otherwise, shall be subject to the jurisdiction of the courts of the Province of Ontario and each of the Trustees hereby attorns, and each Unitholder shall be deemed to hereby attorn, to the jurisdiction of the courts of such province.

~~Section 15.20     Transition.~~

~~Notwithstanding any other provision hereof, the Trust is authorized to complete the Arrangement and take all actions necessary or desirable to do so and, without limiting the generality of the foregoing, any provision of this Declaration of Trust, if otherwise applicable, to the extent inconsistent with completing the Arrangement or which otherwise requires any further act to be performed, thing to be done, document or instrument to be executed or delivered, or approval or consent to be obtained, shall not be operative or effective with respect to the Arrangement, provided that, for greater certainty, the Trust is not required to complete the Arrangement.~~

[INTENTIONALLY LEFT BLANK – SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the ~~Trustee at the time of execution hereof has caused~~Trustees appearing below, having been duly authorized to execute and deliver this ~~amended and restated~~ Declaration of Trust, have caused these presents to be signed as of the date first above written.

~~TRUSTEE:~~

~~Witness~~	~~Michael P. Forsayeth~~

Peter Aghar

Remco Daal

Kevan Gorrie

Fern Grodner

Kelly Marshall

Al Mawani

Gerald Miller

Sheila A. Murray

Emily Pang

Jennifer Warren

APPENDIX “D”

EXTRACTS OF PROPOSED AMENDMENTS TO THE

ARTICLES OF GRANITE REIT INC.

9.1                 Alteration of Authorized Share Structure. Subject to Article 9.2 and the Business Corporations Act, the Company may by:

(a)	a resolution of the board:

(i)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares.

(b)	a special resolution:

(i)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(ii)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(iii)	change any of its unissued shares without par value into shares with par value;

(iv)	alter the identifying name of any of its shares; or

(v)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

14.3             Advance Notice of Nominations for Election as Directors.

(a)	This Article 14.3 shall only apply if the Company is a public company.

(b)	In this Article 14.3, the following terms shall have the following meanings:

(i)

“affiliate”, when used to indicate a relationship with a specific person or company, shall mean a person or company that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person or company;

(ii)

“applicable securities laws” means the applicable securities legislation of Canada and each province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of Canada and each province and territory of Canada;

(iii)	“close of business” on a day means 5:00 p.m. (Toronto time) on such day; and

(iv)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

(c)

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board of directors may be made at any annual general meeting of shareholders, or at any special meeting of shareholders, if one of the purposes for which the special meeting was called was the election of Directors:

(i)	by or at the direction of the board of directors, including pursuant to a notice of meeting;

(ii)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of a shareholders meeting by one or more of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(iii)

by any person (a “Nominating Shareholder”) who (i) at the close of business on the date of the giving of the notice provided for below in this Article 14.3 and on the record date for notice of such meeting, is entered in the Company’s central securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (ii) who complies with the notice procedures set forth below in this Article 14.3.

(d)

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Company at the principal executive offices of the Company. Furthermore, if such notice is made on a day which is not a business day or later than 5:00 p.m. (Toronto Time) on a day which is a business day, then such notice shall be deemed to have been made on the subsequent day that is a business day.

(e)	To be timely, a Nominating Shareholder’s notice to the Secretary of the Company must be made:

(i)

in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date;

(ii)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made; and

(iii)

notwithstanding the foregoing, in the case of an annual meeting of shareholders or a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes) where “notice-and-access” (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy-related materials and the Notice Date is not less than 50 days before the date of the meeting, not less than 40 days prior to the date of the meeting.

(f)	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Company must set forth:

(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(A)	the name, age, province or state, and country of residence of the person;

(B)	the principal occupation or employment of the person;

(C)	whether the person is resident in Canada for purposes of the Income Tax Act (Canada) and the regulations thereunder as the same may be amended from time to time;

(D)

the class or series and number of shares of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(E)

any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to applicable securities laws; and

(ii)

as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to applicable securities laws.

(g)

The Company may require that any proposed nominee furnish such other information as may be required to be contained in a dissident proxy circular or by applicable law or regulation to determine the independence of the proposed nominee or their eligibility to serve as a director of the Company.

(h)

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 14.3; provided, however, that nothing in this Article 14.3 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit to a vote pursuant to the terms and conditions of the Business Corporations Act. The chairperson of the applicable meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(i)

Notwithstanding any provisions in this Article 14.3 to the contrary, in the event that the number of directors to be elected at a meeting is increased effective after the time period for which the Nominating Shareholder’s notice would otherwise be due under this section, a notice with respect to nominees for the additional directorships required by this section shall be considered timely if it shall be given not later than the close of business on the tenth (10th) day following the day on which the first public announcement of such increase was made by the Company.

(j)	Notwithstanding the foregoing, the board of directors may, in its sole discretion, waive any requirement in this Article 14.3.

APPENDIX “E”

DIRECTORS DSU PLAN (AS AMENDED)

GRANITE REIT INC.

NON-EMPLOYEE DIRECTORS’ DEFERRED SHARE UNIT PLAN

Effective January 3, 2013, as amended July 31, 2018 and June 9, 2022

Section 1               Interpretation

1.1	Purpose

The purposes of the Plan are:

(a)	to promote a further alignment of interests between the Eligible Directors and the holders of Stapled Units;

(b)	to associate a portion of the Eligible Directors’ compensation with the returns achieved by holders of Stapled Units; and

(c)	to attract and retain individuals with the knowledge, experience and expertise required by the Corporation to serve as Directors.

1.2	Definitions

As used in the Plan, the following terms have the following meanings:

(a)	“Account” means the account maintained by the Corporation in its books for each Eligible Director to record the DSUs credited to such Eligible Director under the Plan;

(b)

“Affiliate” means any corporation that is a related or associated corporation of the Corporation or a member of a group of corporations that do not deal at arm’s length with the Corporation for purposes of the ITA;

(c)

“Annual Cash Retainer” means 50% of an Eligible Director’s Total Annual Retainer, which amount shall, unless otherwise determined by the Board or a committee thereof, be payable in arrears in four equal Quarterly installments;

(d)	“Annual Equity Retainer” has the meaning ascribed thereto in Section 2.2.1(a)(i);

(e)

“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(f)

“Beneficiary” means an individual who, on the date of an Eligible Director’s death, is the person who has been designated in accordance with Section 5.7 and the laws applying to the Plan, or where no such individual has been validly designated by the Eligible Director, or where the individual does not survive the Eligible Director, the Eligible Director’s legal representative;

(g)	“Board” means the Board of Directors of the Corporation;

(h)

“Cessation Date” means the earliest date on which both of the following conditions are met: (i) the Eligible Director is not employed by the Corporation nor any Affiliate thereof; and (ii) the Eligible Director is not a member of the Board nor a director of an Affiliate; provided that, solely with respect to any U.S. Taxpayer, such cessation of services must also constitute a “separation from service” within the meaning of Section 409A of the Code;

(i)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(j)	“Committee” means the Compensation, Governance and Nominating Committee of the Board;

(k)

“Committee Chair Fee” means the annual fee payable to an Eligible Director by the Corporation for chairing a Board committee, which fee shall, unless otherwise determined by the Board (or a committee thereof), be payable in arrears in four equal Quarterly installments;

(l)

“Committee Fees” means the additional annual retainer, if any, payable to members of a committee of the Board, but for greater certainty, excluding any Committee Chair Fee, which additional retainer shall, unless otherwise determined by the Board (or a committee thereof), be payable in arrears in four equal Quarterly installments;

(m)

“Conversion Date” means the date used to determine the Share Value for purposes of determining the number of DSUs to be credited to an Eligible Director under Section 2.4, which date, commencing July 31, 2018 shall be (i) August 10 in 2018 and (ii) January 1 in 2019 and each year thereafter;

(n)	“Corporation” means Granite REIT Inc. and any successor thereto, whether by amalgamation, merger or otherwise;

(o)	“Director” means a member of the Board;

(p)	“DSU” means a unit credited to an Eligible Director’s Account, as determined by the Committee, pursuant to the Plan, the value of which at any particular date shall be the Share Value at that date;

(q)	“Election Notice” means the written election under Section 2.3 to receive DSUs, in the form of Schedule A hereto, or such other form as may be prescribed by the Committee from time to time;

(r)

“Eligible Director” means any Director of the Corporation who is not an employee of the Corporation or any Granite Entity, and including any non-executive chair of the Board and any non-executive vice-chair of the Board;

(s)	“Entitlement Date” has the meaning ascribed thereto in Section 2.3(b) or Section 4.1, as applicable;

(t)	“Fair Market Value” means, with respect to any particular date:

(i)

if the Stapled Units are listed on a Stock Exchange, the volume weighted average trading price per Stapled Unit over the most recently completed five Trading Days on the Stock Exchange on which the highest volume of Stapled Units is traded, in aggregate, over such five Trading Days; or

(ii)	if the Stapled Units are not listed on any Stock Exchange, then the value of a Stapled Unit as determined by the Committee acting in good faith;

(u)	“Granite” means Granite Real Estate Inc. and any successor thereto, whether by amalgamation, merger or otherwise;

(v)	“Granite Board” means the Board of Directors of Granite;

(w)	“Granite Entity” means the Corporation or Granite REIT or any subsidiary of, partnership or trust other entity controlled by, the Corporation or Granite REIT, including, without limitation, Granite;

(x)	“Granite REIT” means Granite Real Estate Investment Trust;

(y)	“Insider” has the meaning ascribed thereto in the Toronto Stock Exchange Company Manual for the purposes of Section 613 of the Toronto Stock Exchange Company Manual;

(z)	“ITA” means the Income Tax Act (Canada), as amended;

(aa)	“New Eligible Director” in any year means an Eligible Director who became an Eligible Director part way through such year;

(bb)	“Plan” means this Granite REIT Inc. Non-Employee Directors’ Deferred Share Unit Plan, as amended from time to time;

(cc)	“Quarter” means a fiscal quarter of the Corporation, which, until changed by the Corporation, shall coincide with the calendar quarter, and “Quarterly” shall be construed accordingly;

(dd)

“Scheduled Meeting” in any year means a meeting of the Board or a committee thereof that was scheduled as at July 1 (in respect of 2018) or January 1 (in respect of 2019 and any year thereafter) to occur during the last six months of the year (in respect of 2018) or during the year (in respect of 2019 or any year thereafter);

(ee)

“Scheduled Meeting Fees” in respect of any period means the amount payable, if any, to an Eligible Director for attending the Scheduled Meetings in such period which shall, unless otherwise determined by the Board or a committee thereof, be payable Quarterly in arrears and, for greater certainty, shall not include any applicable air travel fee per meeting or travel expense reimbursement per meeting;

(ff)	“Security-Based Compensation Arrangement” has the meaning ascribed to security based compensation arrangement for purposes of Section 613 of the Toronto Stock Exchange Company Manual;

(gg)

“Share” means a preferred share of Granite which shall, under its terms, be redeemable by Granite for a payment in cash equal to the Share Value on the redemption date and which may have such other terms as the Granite Board may determine are necessary or desirable to ensure, based on reasonable valuation principles, that the Fair Market Value represents the Share Value;

(hh)	“Share Value” means the fair market value of a Share;

(ii)	“Stapled Unit” means a security consisting of a unit of the Granite REIT and a common share of the Corporation which trade together;

(jj)

“Stock Exchange” means the Toronto Stock Exchange, the New York Stock Exchange or any other stock exchange that is a “designated stock exchange” for the purposes of the ITA, or, if the Stapled Units are not listed on any stock exchange, the over-the-counter market;

(kk)	“Stock Exchange Rules” means the applicable rules of any Stock Exchange upon which Stapled Units or securities of the Corporation, as applicable, are listed;

(ll)

“Total Annual Retainer” means the annual base retainer fee payable to an Eligible Director by the Corporation for serving as chair of the Board, vice-chair of the Board (if any) or a Director-at-large, as the case may be and which comprises the Annual Cash Retainer and the Annual Equity Retainer;

(mm)

“Total Cash Remuneration” means, with respect to an Eligible Director for any calendar year, the aggregate of his or her Annual Cash Retainer, Committee Chair Fees (if any), Committee Fees (if any) and Scheduled Meeting Fees (if any);

(nn)	“Trading Day” means any date on which any Stock Exchange is open for the trading of Stapled Units and on which Stapled Units are actually traded;

(oo)	“Trustee” means the trustee of a Unit Purchase Trust;

(pp)

“Unit Purchase Trust” means a trust established pursuant to Section 3.3 to hold Stapled Units for delivery from time to time to Eligible Directors upon settlement of vested DSUs, that is established and maintained in accordance with Applicable Law;

(qq)	“Unscheduled Meeting” in any year means a meeting of the Board or a committee thereof that occurred during the year and that was not a Scheduled Meeting;

(rr)

“Unscheduled Meeting Fees” in respect of any period means the amount payable to an Eligible Director for attending any Unscheduled Meetings during such period which shall, unless otherwise determined by the Board or a committee thereof, be payable Quarterly in arrears and, for greater certainty, shall not include any applicable air travel fee per meeting or travel expense reimbursement per meeting; and

(ss)

“U.S. Taxpayer” means an Eligible Director who is a citizen or permanent resident of the United States for purposes of the Code or an Eligible Director for whom the compensation subject to deferral under this Plan would otherwise be subject to income tax under the Code.

1.3	Effective Date

The Plan shall be effective as of January 3, 2013.

1.4	Construction

In this Plan, all references to any gender shall include all genders and references to the singular shall include the plural and vice versa, as the context shall require. If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof. Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions contained herein. References to “Section” or “Sections” mean a section or sections contained in the Plan unless expressly stated otherwise. All amounts referred to in this Plan are stated in Canadian dollars unless otherwise indicated.

1.5	Administration

The Committee shall, in its sole and absolute discretion, subject only to Applicable Law: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; (iii) have the power to delegate, on such terms as the Committee deems appropriate, any or all of its powers hereunder to any officer of the Corporation; and (iv) make any other determinations that the Committee deems necessary or desirable for the administration of the Plan. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Eligible Director and any other person claiming an entitlement or benefit through the Eligible Director. All expenses of administration of the Plan shall be borne by the Corporation.

Section 2               Election Under the Plan and Crediting of DSUs

2.1	Eligibility

All Eligible Directors shall participate in the Plan. If an Eligible Director should become an employee of the Corporation or any other Granite Entity while remaining as a Director, his eligibility for the Plan shall be suspended effective the date of the commencement of his employment and shall resume upon termination of such employment provided he continues as a Director of the Corporation. During the period of such ineligibility, such individual shall not be entitled to receive or be credited with any DSUs under the Plan, other than distribution equivalent allocations under Section 2.5.

2.2	Payment and Deferral of Eligible Directors’ Remuneration

2.2.1 (a)	Subject to applicable legal and regulatory requirements and subject to such rules, approvals and conditions as the Committee may impose from time to time:

(i)	each Eligible Director shall receive 50% of his or her Total Annual Retainer in the form of DSUs (the “Annual Equity Retainer”); and

(ii)	each Eligible Director may elect to receive up to 100% (in whole percentages) of his or her Total Cash Remuneration in the form of DSUs,

with the balance of his or her Total Cash Remuneration (in instances where less than 100% is selected) payable in cash (subject to applicable deductions and withholdings).

(b)

If an Eligible Director has elected to receive all or a portion of his or her Total Cash Remuneration in the form of DSUs, he or she shall also receive such same portion of any Unscheduled Meeting Fees in DSUs, in accordance with Section 2.4.6.

2.2.2                       In addition to an Eligible Director’s Annual Equity Retainer, any DSUs the Eligible Director may elect to receive pursuant to Section 2.2.1(a)(ii), and any DSUs received by the Eligible Director pursuant to Section 2.2.1(b) or Section 2.5, the Board may award such number of additional DSUs to an Eligible Director as the Board deems advisable (subject to, in particular, Section 3.1.2) to provide the Eligible Director with appropriate additional equity-based compensation for the services he or she renders to the Corporation. The Board shall determine the date on which any such additional DSUs may be granted and the date as of which any such additional DSUs shall be credited to an Eligible Director’s Account, together with any terms or conditions with respect to the vesting of any such additional DSUs and shall advise the Committee of such dates, terms and conditions.

2.3	Election Process

(a)

An Eligible Director may elect to receive all or a portion of his or her Total Cash Remuneration earned for performance of services after the date the election is made in DSUs by completing and delivering to the Corporation an Election Notice. Such Election Notice shall, in the case of an Eligible Director who is not a U.S. Taxpayer, apply to Total Cash Remuneration payable to the Eligible Director in respect of periods after the end of the Quarter in which the election under this Section 2.3(a) is so delivered and shall, in the case of an Eligible Director who is a U.S. Taxpayer, apply to Total Cash Remuneration in respect of periods after December 31 of the year in which the election under this Section 2.3(a) is so delivered.

(b)

At the time an Eligible Director elects pursuant to Section 2.2.1(a)(ii) and this Section 2.3 to receive any Total Cash Remuneration in the form of DSUs such Eligible Director may, but shall not be required to, designate, in writing, in the Election Notice, up to two separate dates (each an “Entitlement Date”) as of which DSUs credited to his or her Account in connection with such election, any DSUs credited to his or her Account as an Annual Equity Retainer for years after the election is made and any additional DSUs credited under Section 2.2.2 or Section 2.5 may be redeemed and settled pursuant to Section 3.3. Any Entitlement Date designated pursuant to this Section 2.3(b) shall be a date within the period commencing on the Eligible Director’s Cessation Date and ending on December 15 of the calendar year following the year in which the Eligible Director’s Cessation Date occurs. An Eligible Director’s most recent designation of an Entitlement Date under this Section 2.3(b) shall apply to all DSUs credited for years commencing after the delivery of the election that includes the designation of the Entitlement Date until the Eligible Director designates one or more new Entitlement Dates in accordance with this Section 2.3(b) for DSUs credited in respect of years commencing after such new designation is made.

(c)

The Committee may prescribe election forms for use by Eligible Directors who are residents of a jurisdiction other than Canada that differ from the election forms it prescribes for use by Canadian resident Eligible Directors where the Committee determines it is necessary or desirable to do so to obtain comparable treatment for the Plan, the Eligible Directors or the Corporation, as applicable under the laws or regulatory policies of such other jurisdiction as is provided under the laws and regulatory policies of Canada and its Provinces.

(d)

Notwithstanding any of the foregoing provisions of this Section 2, the Corporation shall not effect any election to receive DSUs in lieu of cash remuneration or any amendment or termination of such election (and shall notify any applicable Eligible Director of such determination) where the Committee does not believe such action is appropriate having regard for any material information to which the Corporation may be privy that has not been publicly disclosed.

2.4	Crediting of DSUs

2.4.1                        Subject to Section 2.4.5, DSUs elected by an Eligible Director pursuant to Section 2.2.1(a)(ii) and Section 2.3 shall be credited to the Eligible Director’s Account as of each Conversion Date. Effective July 31, 2018 the number of DSUs to be credited to an Eligible Director’s Account as of a particular Conversion Date pursuant to this Section 2.4.1 shall be determined (i) in respect of the period from July 1, 2018 to December 31, 2018, by dividing 50% of the portion of the Eligible Director’s Total Cash Remuneration for 2018 that he or she elected to receive in the form of DSUs by the Share Value on the applicable Conversion Date; and (ii) in respect of 2019 and years thereafter, by dividing the portion of the Eligible Director’s Total Cash Remuneration for the year that he or she elected to receive in the form of DSUs by the Share Value on the applicable Conversion Date. Subject to Section 2.4.5, in determining the amount of an Eligible Director’s Cash Remuneration for the purposes of this Section 2.4.1, the amount of the Eligible Director’s Scheduled Meeting Fees shall be determined based on the number of Scheduled Meetings during the last six months of the year (in the case of 2018) or during the year (in the case of 2019 and years thereafter).

2.4.2 (a)

DSUs in respect of the Annual Equity Retainer of an Eligible Director (other than a New Eligible Director) shall be credited as of each Conversion Date. The number of DSUs to be credited to such an Eligible Director’s Account as of a particular Conversion Date pursuant to this Section 2.4.2 shall be determined (i) in respect of the period from July 1, 2018 to December 31, 2018, by dividing 50% of the Eligible Director’s Annual Equity Retainer for 2018 by the Share Value on the applicable Conversion Date; and (ii) in respect of 2019 and years thereafter, by dividing the amount of the Eligible Director’s Annual Equity Retainer for the year by the Share Value on the applicable Conversion Date.

(b)

DSUs in respect of the Annual Equity Retainer of a New Eligible Director for the calendar year in which the New Eligible Director joined the Board shall be credited as of the date the New Eligible Director joined the Board. The number of DSUs to be credited to such New Eligible Director’s Account as of such date shall be determined by dividing the New Eligible Director’s Annual Equity Retainer for such calendar year (pro rated to reflect the number of days remaining in the year following the date the New Eligible Director joined the Board) by the Share Value on the date the New Eligible Director joined the Board.

2.4.3                        The crediting of DSUs to an Eligible Director shall be evidenced by an account statement in such form as may be approved or adopted by the Committee.

2.4.4                        DSUs credited to an Eligible Director’s Account under Sections 2.4.1 and 2.4.2(a) in 2018, together with any additional DSUs granted in respect thereof under Section 2.5, will vest as to 50% of such DSUs on September 30, 2018 and 50% of such DSUs on December 31, 2018 (each of September 30, 2018 and December 31, 2018 being a “2018 Vesting Date”), provided that (i) the Eligible Director was an Eligible Director at any time during the Quarter in which such 2018 Vesting Date falls and (ii) the Eligible Director attended each Scheduled Meeting during the Quarter in which such 2018 Vesting Date falls. If the Eligible Director ceased to be an Eligible Director prior to the Quarter in which such 2018 Vesting Date Falls, the DSUs scheduled to vest on such 2018 Vesting Date or any subsequent 2018 Vesting Date shall not vest and shall expire on such 2018 Vesting Date. If the Eligible Director failed to attend a Scheduled Meeting during the Quarter in which such 2018 Vesting Date falls, the number of DSUs granted in respect of the Scheduled Meeting Fees for such Scheduled Meeting shall not vest and shall expire on such 2018 Vesting Date. DSUs credited to an Eligible Director’s Account under Section 2.4.1 and 2.4.2 in 2019 or any year thereafter, together with any additional DSUs granted in respect thereof under Section 2.5, will vest as to 25% of such DSUs on each of March 31, the date of the annual meeting of holders of Stapled Units, September 30 and December 31 in the applicable year (each of such dates in a year being a “Vesting Date”), provided that (i) the Eligible Director was an Eligible Director at any time during the Quarter in which such Vesting Date falls and (ii) the Eligible Director attended each Scheduled Meeting held during the Quarter in which such Vesting Date falls. If the Eligible Director ceased to be an Eligible Director prior to the Quarter in which such Vesting Date Falls, the DSUs scheduled to vest on such Vesting Date or any subsequent Vesting Date shall not vest and shall expire on such Vesting Date. If the Eligible Director failed to attend a Scheduled Meeting during the Quarter in which such Vesting Date falls, the number of DSUs granted in respect of the Scheduled Meeting Fees for such Scheduled Meeting shall not vest and shall expire on such Vesting Date.

2.4.5                        Notwithstanding Section 2.4.1, in the event that an Eligible Director who is not a U.S. Taxpayer elects part way through a calendar year to receive DSUs pursuant to Section 2.2.1(a)(ii) and Section 2.3, the DSUs to be credited to the Eligible Director in such calendar year shall be credited to the Eligible Director’s Account as of the first day of the Quarter following the date in which the Eligible Director so elects to receive DSUs. The number of DSUs to be credited to an Eligible Director’s Account as of such date pursuant to this Section 2.4.5 shall be determined by dividing the sum of (i) the portion of the Eligible Director’s Total Cash Remuneration (excluding Scheduled Meeting Fees) for the calendar year that he or she elected to receive in the form of DSUs (pro rated to reflect the number of days remaining in the year following the first day of such Quarter) and (ii) the Schedule Meeting Fees for the portion of the year remaining following the first day of such Quarter by the Share Value on the first day of such Quarter.

2.4.6                        DSUs to be credited to an Eligible Director in respect of any Unscheduled Meeting Fees pursuant to Section 2.2.1(b) shall be credited to the Eligible Director’s Account as of the last day of the Quarter in which the Unscheduled Meeting giving rise to such Unscheduled Meeting Fees occurred. The number of DSUs to be so credited shall be determined by dividing the amount of such Unscheduled Meeting Fees by the Share Value on the last day of such Quarter. Such DSUs shall vest immediately.

2.4.7                        DSUs granted to an Eligible Director pursuant to Section 2.2.2 together with any additional DSUs granted in respect thereof under Section 2.5, will vest in accordance with such terms and conditions as may be determined by the Board.

2.5	Distributions

If and when cash distributions are paid with respect to Stapled Units to holders of Stapled Units of record as of a record date occurring during the period from the date on which DSUs are credited to an Eligible Director’s Account to the date of settlement of such DSUs, a number of additional DSUs shall be granted to the Eligible Director equal to the number of DSUs (rounded to the nearest whole number) produced by dividing (i) the product of the cash distribution paid with respect to a Stapled Unit and the number of DSUs standing to the credit of the Eligible Director in his or her Account as of the record date for the distribution; by (ii) the Share Value on the date of payment of such cash distribution. The additional DSUs credited to the Eligible Director shall be subject to the same terms and conditions, including with respect to vesting, as the DSUs in respect of which they were credited. If an Eligible Director’s Entitlement Date would fall between the record date and payment date for cash distributions on Stapled Units, such Eligible Director shall be credited with, and have redeemed and settled as of the Entitlement Date, additional vested DSUs calculated as provided above in this Section 2.5 except that the Share Value shall be determined as of the record date for the distribution.

2.6	Eligible Director’s Account

An Eligible Director’s Account shall record at all times the number of DSUs standing to the credit of the Eligible Director. Upon payment or delivery of Stapled Units in satisfaction of DSUs credited to an Eligible Director in the manner described herein, such DSUs shall be cancelled. A written confirmation of the balance in each Eligible Director’s Account shall be provided by the Committee to the Eligible Director at least annually.

2.7	Adjustments and Reorganizations

Notwithstanding any other provision of the Plan, in the event of any change in the Shares by reason of any stock dividend or split, or any change in the Shares or the Stapled Units by reason of any stock dividend or split or trust unit distribution or split in respect of the Stapled Units, or any recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination, exchange or unstapling of Stapled Units or distribution of rights to holders of Stapled Units or any other form of corporate reorganization of Granite, the Corporation or Granite REIT whatsoever, a proportionate adjustment to reflect such change or changes shall be made with respect to the number of DSUs outstanding under the Plan, or securities into which the Shares or Stapled Units are changed or are convertible or exchangeable may be substituted for Shares or Stapled Units for purposes of the Plan, on a basis that results in a proportionate adjustment to the DSUs in the Eligible Director’s Account or some other appropriate basis, all as determined by the Committee in its sole discretion.

Section 3	Maximum Number of Stapled Units Issuable and Establishment of Unit Purchase Trust

3.1	Maximum Number of Stapled Units Issuable

3.1.1                       Subject to Section 3.2 and to adjustment pursuant to Section 2.7, the maximum number of Stapled Units that may be issued pursuant to the Plan is 1,000,000.

3.1.2                       No Eligible Director may receive any grant of DSUs under Section 2.2.2 where:

(a)

the equity award value of such grant, in combination with (i) the aggregate equity award value (as measured on the respective dates of grant) of any grants made during the year to the Eligible Director under Section 2.2.2 and (ii) the aggregate equity award value (as measured on the respective dates of grant) of any grants made under any other Security-Based Compensation Arrangement of the Corporation, excluding, in all cases, grants made to him or her as a new Director upon joining the Board or in lieu of cash fees, would exceed C$150,000; or

(b)

the aggregate number of Stapled Units that may be issued pursuant to such grant, in combination with (i) the aggregate number of Stapled Units that may be issued to Eligible Directors pursuant to any outstanding DSUs that were granted under Section 2.2.2 and (ii) the aggregate number of Stapled Units that may be issued to Eligible Directors pursuant to outstanding grants under any other Security-Based Compensation Arrangement of the Corporation, excluding, in all cases, grants made to any Eligible Director as a new Director upon joining the Board or in lieu of cash fees, would exceed 1.0% of the total outstanding Stapled Units.

3.1.3 (a)

The aggregate number of Stapled Units issuable to Insiders at any time under all Security-Based Compensation Arrangements of the Corporation shall not exceed 10% of the total outstanding Stapled Units; and

(b)

The aggregate number of Stapled Units issued to Insiders, within any one-year period, under all Security-Based Compensation Arrangements of the Corporation shall not exceed 10% of the total outstanding Stapled Units.

3.2	Issuance of Stapled Units Subject to Applicable Law

Notwithstanding Section 3.1, the Corporation and Granite REIT shall have no obligation to issue Stapled Units in respect of any DSU under the Plan and shall not issue Stapled Units under the Plan unless such issuance complies with Applicable Law, including, for greater certainty, any Stock Exchange Rules with respect to the approval of the Plan by holders of Stapled Units or the reservation or issuance of Stapled Units thereunder.

3.3	Establishment of Unit Purchase Trusts

From time to time, the Corporation may establish and maintain one or more Unit Purchase Trusts, on such terms and conditions as the Committee shall determine, and may contribute cash for the purchase of Stapled Units thereto, on its own behalf and/or on behalf of such Granite Entities as the Corporation may determine. No U.S. Taxpayer shall be a beneficiary of a Unit Purchase Trust that is resident outside the United States.

3.4	Purchase of Stapled Units

Any Stapled Units that may be delivered to Eligible Directors in connection with the settlement of DSUs from a Unit Purchase Trust shall be purchased through the facilities of any Stock Exchange by the Trustee acting through a broker designated by the Trustee, who is a member of the Stock Exchange through which the purchase is made. Subject to this Section 3.4, any such designation of a broker may be changed from time to time.

Section 4               Redemptions

4.1	Redemption of DSUs – Non U.S. Taxpayers

Subject to Sections 4.4 and 4.5, an Eligible Director who is not a U.S. Taxpayer may elect up to two separate dates as of which either a portion (specified in whole percentages or number of DSUs on any one date) or all of the DSUs credited to the Eligible Director’s Account shall be redeemed and settled in accordance with Section 4.3 (each such date being an “Entitlement Date”) by filing one or two irrevocable written redemption elections with the General Counsel of the Corporation. An election under this Section 4.1 by an Eligible Director who is not a U.S. Taxpayer may replace any prior election made by such Eligible Director under Section 2.3(b) and such prior election shall be of no force or effect. No Entitlement Date elected by an Eligible Director pursuant to this Section 4.1 shall be before the Eligible Director’s Cessation Date or later than December 15 of the calendar year following the year in which the Eligible Director’s Cessation Date occurs. Where an Eligible Director to whom this Section 4.1 applies does not elect a particular date or dates within the permissible period set out above as his Entitlement Date or Entitlement Dates, as the case may be, there shall be a single Entitlement Date for such Eligible Director which, subject to Sections 4.4 and 4.5, shall be December 15 of the year following the year in which the Eligible Director’s Cessation Date occurs.

4.2	Redemption of DSUs – U.S. Taxpayers

Subject to Sections 4.4 and 4.5, where an Eligible Director is a U.S. Taxpayer and has validly designated one or more Entitlement Dates under Section 2.3(b) for DSUs credited to his or her Account, the DSUs to which such designation relates shall be settled on the applicable Entitlement Date in accordance with Section 4.3. Where an Eligible Director to whom this Section 4.2 applies has not validly designated an Entitlement Date or Entitlement Dates, as the case may be, under Section 2.3(b) for all DSUs credited to his or her Account, there shall be a single Entitlement Date for those DSUs for which Eligible Director has not made such a designation, which, subject to Sections 4.4 and 4.5, shall be December 15 of the year following the year in which the Eligible Director’s Cessation Date occurs.

4.3	Settlement of DSUs

Settlement of DSUs shall be made in cash, Stapled Units delivered from a Unit Purchase Trust or, subject to Sections 3.1 and 3.2, Stapled Units issued by the Corporation and Granite REIT, or any combination thereof, as determined by the Committee. Subject to payment or other satisfaction of all related withholding obligations in accordance with Section 5.11, settlement of an Eligible Director’s DSUs in Stapled Units shall be made by delivery to the Eligible Director by the Trustee of a number of Stapled Units from the applicable Unit Purchase Trust, or, subject to Sections 3.1 and 3.2, by the issuance to the Eligible Director of a number of Stapled Units equal to the product of (i) such number of Stapled Units as have a Fair Market Value on the Entitlement Date equal to the Share Value on the Entitlement Date and (ii) the number of vested DSUs being settled by delivery or issuance of Stapled Units. Subject to payment or other satisfaction of all related withholding obligations in accordance with Section 5.11, settlement of an Eligible Director’s DSUs in cash shall be made by payment to the Eligible Director of an aggregate amount equal to the product of (i) the Share Value on the Entitlement Date and (ii) the number of vested DSUs being settled by way of such cash payment. All taxable capital gains or other income realized by the Unit Purchase Trust for ITA purposes on or in respect of its distribution and delivery of Stapled Units to an Eligible Director shall be allocated by the Unit Purchase Trust to that Eligible Director for ITA purposes, and such delivery shall be treated for such purposes as including a payment of such income to the Eligible Director.

4.4	Extended Entitlement Date

In the event that the Committee is unable, by an Eligible Director’s Entitlement Date, to compute the final value of the DSUs recorded in such Eligible Director’s Account by reason of the fact that any data required in order to compute the Share Value has not been made available to the Committee and such delay is not caused by the Eligible Director, then the Entitlement Date shall be the first day thereafter on which such data is made available to the Committee.

4.5	Limitation on Extension of Entitlement Date

Notwithstanding any other provision of the Plan, all amounts payable to, or in respect of, an Eligible Director hereunder shall be paid on or before December 31 of the calendar year commencing immediately after the Eligible Director’s Cessation Date.

Section 5               General

5.1	Unfunded Plan

Unless otherwise determined by the Committee, the Plan shall be unfunded. To the extent any individual holds any rights by virtue of an election under the Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured general creditor of the Corporation.

5.2	Successors and Assigns

The Plan shall be binding on all successors and permitted assigns of the Corporation, and an Eligible Director, including without limitation, the estate of such Eligible Director and the legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Corporation, as applicable, or the Eligible Director’s creditors.

5.3	Plan Amendment

Subject to Applicable Law, including, for greater certainty, any Stock Exchange Rules, the Plan and any DSUs granted thereunder may be amended, modified or terminated by the Board, at any time and from time to time, in whole or in part, provided that:

5.3.1                       the Board may not, without approval of the holders of a majority of the Stapled Units present and voting in person or by proxy at a meeting of holders of Stapled Units:

(a)	increase the maximum number of Stapled Units issuable under the Plan, as set out in Section 3.1.1, except pursuant to operation of Section 2.7;

(b)	increase or remove the Eligible Director participation limits set out in Section 2.2.2 or Section 3.1.2;

(c)	increase or remove the Insider participation limits set out in Section 3.1.3;

(d)	change the categories of individuals eligible to receive grants of DSUs under the Plan;

(e)	amend to the prohibitions on assignment or transfer of DSUs in Section 5.9.2; or

(f)	amend the amendment provisions in this Section 5.3.1;

5.3.2                       no amendment to the Plan or any DSUs granted thereunder may be made by the Board without the consent of the Eligible Director if it adversely alters or impairs the rights of the Eligible Director in respect of any DSUs such Eligible Director has then elected to receive, or DSUs which such Eligible Director has been granted under the Plan, except that Eligible Director consent shall not be required for any amendment necessary to ensure that the Plan or any DSU granted thereunder complies with Applicable Law, including, for greater certainty, any Stock Exchange Rules;

5.3.3                       no amendment to the Plan or any DSUs granted thereunder shall result in any surrender, termination or exchange (whether constructive or otherwise) of any outstanding DSUs previously granted to an Eligible Director; and

5.3.4                        without limiting the generality of the foregoing pre-amble, but subject to Section 5.3.1, Section 5.3.2 and Section 5.3.3, the Board may make:

(a)	amendments that are of a “housekeeping” nature;

(b)	amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with Applicable Law, including, for greater certainty, any Stock Exchange Rules;

(c)	amendments to the provisions of the Plan respecting administration of the Plan and eligibility for participation under the Plan;

(d)	amendments to the provisions of the Plan respecting the terms and conditions on which DSUs may be granted pursuant to the Plan; and

(e)	any other amendments not requiring securityholder approval under Applicable Law, including, for greater certainty, any Stock Exchange Rules.

5.3.5                        Notwithstanding Section 5.3.1, Section 5.3.2 and Section 5.3.3, if any provision of the Plan contravenes any regulations or U.S. Treasury guidance promulgated under Section 409A of the Code or would cause the DSUs to be subject to the interest and penalties under Section 409A of the Code, such provision of the Plan shall, to the extent that it applies to U.S. Taxpayers, be modified, without the consent of any Eligible Director, to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A of the Code.

5.4	Plan Termination

The Board may terminate the Plan at any time but no such termination shall, without the consent of the Eligible Director or unless required by law, adversely affect the rights of an Eligible Director with respect to any amount in respect of which an Eligible Director has then elected to receive DSUs or DSUs which the Eligible Director has then been granted under the Plan.

5.5	Applicable Trading Policies and Reporting Requirements

The Committee and each Eligible Director will ensure that all actions taken and decisions made by the Committee or an Eligible Director, as the case may be, pursuant to the Plan, comply with applicable securities regulations and policies of the Corporation relating to insider trading and “black out” periods.

5.6	Currency

All amounts determined for purposes of the Plan shall be determined in the lawful currency of Canada or the United States, as determined by the Committee, provided that, payments under the Plan may, with the consent of the Committee, be made in the lawful currency of any jurisdiction requested by the payee.

5.7	Designation of Beneficiary

Subject to the requirements of Applicable Law, an Eligible Director may designate in writing a person who is a dependant or relation of the Eligible Director as a beneficiary to receive any benefits that are payable under the Plan upon the death of such Eligible Director. The Eligible Director may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in the form of Schedule C. The initial designation of each Eligible Director shall be executed and filed with the General Counsel of the Corporation.

5.8	Death of Eligible Director

In the event of an Eligible Director’s death, any and all DSUs then credited to the Eligible Director’s Account shall become payable to the Eligible Director’s Beneficiary in accordance with Section 4 and where the Eligible Director is a member of the Board at his or her date of death, such date of death shall be deemed to be the Eligible Director’s Cessation Date. A deceased Eligible Director’s Beneficiary may make any election under Section 4.1 that the Eligible Director could have made immediately prior to his or her death.

5.9	Rights of Eligible Directors

5.9.1                        Except as specifically set out in the Plan, no Eligible Director, or any other person shall have any claim or right to any benefit in respect of DSUs granted or amounts payable pursuant to the Plan.

5.9.2                        Rights of Eligible Directors respecting DSUs and other benefits under the Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.

5.9.3                        The Plan shall not be construed as granting an Eligible Director a right to be retained as a member of the Board or a claim or right to any future grants of DSUs, future amounts payable or other benefits under the Plan.

5.9.4                        Under no circumstances shall DSUs be considered Shares or Stapled Units nor shall they entitle any Eligible Director or other person to exercise voting rights or any other rights attaching to the ownership of Shares or Stapled Units.

5.10	Compliance with Law

Any obligation of the Corporation pursuant to the terms of the Plan is subject to compliance with Applicable Law. The Eligible Directors shall comply with Applicable Law and furnish the Corporation with any and all information and undertakings as may be required to ensure compliance therewith.

5.11	Withholding

So as to ensure that the Corporation will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, the Corporation shall withhold or cause to be withheld from any amount payable to an Eligible Director, either under this Plan, or otherwise, such amount as may be necessary to permit the Corporation to so comply, or may sell or require an Eligible Director to sell Stapled Units and apply, or require the Eligible Director to apply, the proceeds of such sale to permit the Corporation or the other Granite Entity, as applicable, to so comply.

5.12	Limitation of Liability

No member of the Board or any officer or employee of the Corporation or Granite REIT or any subsidiary of, partnership or trust other entity controlled by, the Corporation or Granite REIT, including, without limitation, Granite (each a “Granite Entity”) shall be liable for any action or determination made in good faith pursuant to the Plan or any Election Notice under the Plan. To the fullest extent permitted by law, the Corporation and the other Granite Entities shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Board, the Board of Trustees of Granite REIT or the Granite Board or is or was an officer or employee of the Corporation, Granite REIT or a Granite Entity.

APPENDIX

to

GRANITE REIT INC.

NON-EMPLOYEE DIRECTORS’ DEFERRED SHARE UNIT PLAN

Special Provisions Applicable to Eligible Directors Subject to Section 409A of the United States Internal Revenue Code

This appendix sets forth special provisions of the Granite REIT Inc. Non-Employee Directors’ Deferred Share Unit Plan (the “Plan”) that apply to Eligible Directors participating in the Plan who are subject to Section 409A of the United States Internal Revenue Code of 1986, as amended. Terms defined in the Plan and used herein shall have the meanings set forth in the Plan document, as amended from time to time.

Definitions

For purposes of this Special Appendix:

“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

“Section 409A” means Section 409A of the Code.

“Separation From Service” shall mean that employment or service with the Corporation and any entity that is to be treated as a single employer with the Corporation for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is reasonably anticipated that no further services will be performed.

“Specified Employee” means a US Taxpayer who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the Code.

Compliance with Section 409A

In General. Notwithstanding any provision of the Plan to the contrary, it is intended that any payments under the Plan either be exempt from or comply with Section 409A, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Each payment made in respect of DSUs shall be deemed to be a separate payment for purposes of Section 409A. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under Section 409A), and neither the Corporation nor any affiliate of the Corporation shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any beneficiary) harmless from any or all of such taxes or penalties.

Election to Receive DSUs. For the avoidance of doubt and notwithstanding anything to the contrary in the Plan or otherwise, any timely election made by a US Taxpayer under the Plan to receive a portion of Total Cash Remuneration in the form of DSUs with payment on a specified date in accordance with the terms of the Plan shall be irrevocable during the calendar year to which it applies. An election will be treated as timely made, if the US Taxpayer completes and delivers to the General Counsel of the Corporation the applicable Election Notice prior to the commencement of the calendar year in which the relevant portion of the Total Cash Remuneration is earned, and with respect to the calendar year in which a US Taxpayer becomes an Eligible Director, so long as such US Taxpayer never previously participated in this Plan or any other plan that is required to be aggregated with this Plan for purposes of Section 409A of the Code, such individual may make the election described herein (and in Section 2.3 (a) of the Plan) within the first 30 days of becoming eligible to participate in the Plan, but solely with respect to the portion of the Total Cash Remuneration not earned before the date such election is made.

Distributions to US Taxpayers. Notwithstanding anything to the contrary in the Plan or otherwise, no distribution under the Plan or redemption of DSUs under the Plan shall be made with respect to a US Taxpayer unless and until such US Taxpayer’s Separation From Service.

Forfeiture Provisions

If an Eligible Director is subject to tax under the ITA and also is a US Taxpayer with respect to DSUs, the following special rules regarding forfeiture of such DSUs will apply. For greater clarity, these forfeiture provisions are intended to avoid adverse tax consequences under Section 409A of the Code and/or under paragraph 6801(d) of the regulations under the ITA, that may result because of the different requirements as to the time of settlement of DSUs with respect to an Eligible Director’s Separation From Service and his retirement or loss of office (under the ITA or the regulations thereunder).    If an Eligible Director otherwise would be entitled to payment of DSUs in any of the following circumstances, such DSUs shall instead be immediately and irrevocably forfeited (for greater certainty, without any compensation therefore):

(i)     an Eligible Director experiences a Separation From Service as a result of a permanent decrease in the level of services provided to less than 20% of his past service in circumstances that do not constitute a retirement from, or loss of office or employment with, the Corporation or an affiliate thereof, within the meaning of paragraph 6801(d) of the regulations under the ITA; or

(ii)     an Eligible Director experiences a Separation From Service upon ceasing to be an employee while continuing to provide services as a director in circumstances that do not constitute a retirement from, or loss of office or employment with, the Corporation or an affiliate thereof, within the meaning of paragraph 6801(d) of the regulations under the ITA; or

(iii)     an Eligible Director experiences a retirement from, or loss of office or employment with, the Corporation or an affiliate thereof, within the meaning of paragraph 6801(d) of the regulations under the ITA by virtue of ceasing employment as both an employee and as a director, but he continues to provide services as an independent contractor such that he has not experienced a Separation from Service.

Distributions to Specified Employees

Solely to the extent required by Section 409A, any payment in respect of DSUs which is subject to Section 409A and which has become payable on or following Separation from Service to any Eligible Director who is determined to be a Specified Employee shall not be paid before the date which is six months after such Specified Employee’s Separation from Service (or, if earlier, the date of death of such Specified Employee). Following any applicable six month delay of payment, all such delayed payments shall be made to the Specified Employee in a lump sum on the earliest possible payment date.

Amendment of Appendix

The Board shall retain the power and authority to amend or modify this Appendix to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A. Such amendments may be made without the approval of any US Taxpayer.

Schedule A

Granite REIT Inc. Non-Employee Directors’ Deferred Share Unit Plan (the “Plan”)

ELECTION NOTICE

I.	Total Cash Remuneration Deferral Election:

Subject to Part III of this Notice, for the period                  to                 , I hereby elect to receive the following percentage of my Total Cash Remuneration by way of DSUs (“DSUs”):

	Amount	Percentage in DSUs	Percentage in Cash*

Total Cash Remuneration	$__	__%	___%

*cash payments will generally be made in arrears in four equal installments

II.	Elected Entitlement Date:[1]

I designate the following Entitlement Dates for the DSUs credited to my Account for the _____ calendar year (including additional DSUs provided in respect of distributions on Stapled Units or other adjustments made with respect to such DSUs) and any subsequent calendar years (unless I file a new election for a subsequent year):

Number or percentage (%) of DSUs	Entitlement Date

(Specify one or two dates following your Cessation Date as defined in the Plan (generally the date on which you are no longer a director, officer, or employee of the Corporation or any of its affiliates), but no later than December 15 of the year following your Cessation Date, e.g. “January 1 of the calendar year following my Cessation Date”, or “the date six months following my Cessation Date”) and the number or percentage of DSUs to be redeemed on each date.)

1 You are not required to elect Entitlement Dates at this time. However, if you are a US Taxpayer and do not elect an Entitlement Date for your DSUs prior to the year in which the DSUs are earned, your DSUs will be automatically redeemed on December 15 of the year following your Cessation Date.

III.	Acknowledgement

I confirm and acknowledge that:

1.	I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

2.	I will not be able to cause the Corporation (or any other entity) to redeem DSUs granted under the Plan until the date specified in accordance with the Plan following my Cessation Date.

3.

When DSUs credited to my Account pursuant to this election are redeemed in accordance with the terms of the Plan after my Cessation Date, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time.

4.	The value of a DSU is based on the value of a Share and therefore is not guaranteed.

5.	No funds will be set aside to guarantee the payment of DSUs. Future payment of DSUs will remain an unfunded and unsecured liability recorded on the books of the Corporation.

6.	Except as expressly permitted under the terms of the Plan, the election(s) made in this Election Notice are irrevocable.

7.

If I am a U.S. Taxpayer and I do not designate one or two Entitlement Dates for my DSUs in accordance with Part II of this Election Notice and the Plan, my DSUs will be automatically redeemed on December 15 of the year following my Cessation Date.

8.

The foregoing is only a brief outline of certain key provisions of the Plan. In the event of any discrepancy between the terms of the Plan and the terms of this Election Notice, the terms of the Plan shall prevail. All capitalized expressions used herein shall have the same meaning as in the Plan unless otherwise defined above.

Date	(Name of Eligible Director)

(Signature of Eligible Director)

Schedule B

Granite REIT Inc. Non-Employee Directors’ Deferred Share Unit Plan (the “Plan”)

REDEMPTION ELECTION (Non-U.S. Taxpayers)

1.	Pursuant to Section 4.1 of the Plan, following my Cessation Date I have the opportunity to select up to two Entitlement Dates as of which the DSUs credited to my Account are to be redeemed.

2.

An election under paragraph 1 above must be properly executed and submitted to the General Counsel of Granite REIT Inc. (the “Corporation”). Any Entitlement Date elected must be on or after my Cessation Date and before December 15 of the calendar year following the year in which such Cessation Date occurs, and such Entitlement Date(s) must be on or after the date on which the election is received by the General Counsel.

3.	I understand that I need not specify both Entitlement Dates on the same election, but may submit two separate elections each of which complies with the requirements set out in paragraph 2 above.

4.	I hereby elect the following Entitlement Dates for the following number or percentage (%) of the DSUs credited to my Account:

Number or percentage (%) of DSUs	Entitlement Date

Date	(Name of Eligible Director)

(Signature of Eligible Director)

If this election is signed by a Beneficiary, the Corporation may require confirmation of such Beneficiary’s authority to execute this election.

SCHEDULE C

BENEFICIARY DESIGNATION

To:    •

I,                                                       , being an Eligible Director under the Granite REIT Inc. Non-Employee Directors’ Deferred Share Unit Plan (the “Plan”) hereby designate the following person as my Beneficiary for purposes of the Plan:

Name of Beneficiary:

Address of Beneficiary:

This designation revokes any previous beneficiary designation made by me under the Plan. Under the terms of the Plan, I reserve the right to revoke this designation and to designate another person as my Beneficiary.

Date:

Name:	(please print)

Signature: